
08043580


gsi commerce®

2007 ANNUAL REPORT

NOTICE OF 2008 ANNUAL MEETING AND PROXY STATEMENT


gsi commerce®

April 25, 2008

Dear Stockholder:

We cordially invite you to attend the Annual Meeting of Stockholders of GSI Commerce, Inc. which will be held on Thursday, June 19, 2008 at 10:00 a.m. local time, at the Company's headquarters, located at 935 First Avenue, King of Prussia, Pennsylvania 19406. The official notice of the Annual Meeting together with a proxy statement and proxy card are enclosed. Please give this information your careful attention.

At the Annual Meeting, stockholders of GSI Commerce, Inc. are being asked to elect nine directors of GSI Commerce, Inc., approve an amendment to GSI Commerce, Inc.'s 2005 Equity Incentive Plan to increase the number of shares of common stock issuable under this Plan, approve the Leadership Team Incentive Plan, ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2008, and act upon such other business as may properly come before the Annual Meeting.

Whether or not you expect to attend the meeting in person, it is important that your shares be voted at the meeting. I urge you to specify your choices by marking the enclosed proxy card and returning it promptly.

Sincerely,

Michael G. Rubin
Chairman of the Board, President
and Chief Executive Officer

935 First Avenue, King of Prussia, PA 19406 (610) 491-7000


gsi commerce®

GSI COMMERCE, INC.
935 FIRST AVENUE
KING OF PRUSSIA, PA 19406

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 19, 2008

Dear Stockholder:

Notice is hereby given that the Annual Meeting of Stockholders of GSI Commerce, Inc. ("GSI") will be held on Thursday, June 19, 2008, at 10:00 a.m. local time, at GSI's headquarters, located at 935 First Avenue, King of Prussia, Pennsylvania 19406. At the Annual Meeting, stockholders will be asked:

1. To elect nine directors, each to hold office for one year terms and until their successors are elected and qualified;

2. To approve an amendment to GSI's 2005 Equity Incentive Plan to increase the number of shares of GSI's common stock, par value $.01 per share, reserved and issuable under the 2005 Equity Incentive Plan by 2,250,000 shares;

3. To approve the GSI Leadership Team Incentive Plan;

4. To ratify the appointment of Deloitte & Touche LLP as GSI's independent registered public accounting firm for fiscal 2008; and

5. To act upon such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

The Board of Directors is not aware of any other business to come before the Annual Meeting.

The Board of Directors has fixed April 21, 2008 as the record date for the determination of stockholders entitled to vote at the Annual Meeting. Only stockholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

By Order of the Board of Directors,

Arthur H. Miller
Secretary

King of Prussia, Pennsylvania
April 25, 2008

GSI Commerce, Inc.

935 First Avenue
King of Prussia, PA 19406

PROXY STATEMENT

About the Annual Meeting

Who is soliciting my vote?

The Board of Directors of GSI Commerce, Inc. ("GSI" or the "Company") is soliciting your vote at the 2008 Annual Meeting of Stockholders (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting and the Proxy Card are first being mailed to stockholders on or about April 25, 2008.

When is the Annual Meeting and where will it be held?

The Annual Meeting will be held on Thursday, June 19, 2008 at 10:00 a.m. local time, at the Company's headquarters, located at 935 First Avenue, King of Prussia, Pennsylvania 19406.

Who is entitled to vote at the Meeting?

The Board of Directors has set April 21, 2008 as the record date for the Annual Meeting (the "Record Date"). If you were a stockholder of record, as shown on the stock transfer books of GSI, at the close of business on the Record Date, you are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Each share of GSI common stock, par value $0.01 per share (the "Common Stock") is entitled to one vote on each matter which may be brought before the Annual Meeting.

On the Record Date, there were 47,330,705 shares of Common Stock issued and outstanding and, therefore, eligible to vote at the Meeting.

How many votes must be present to hold the Annual Meeting?

A majority of the votes that can be cast, or 23,665,353 votes, must be present or represented by proxy at the Annual Meeting in order to hold the meeting and conduct business. This is called a quorum. All shares of GSI Common Stock present in person or represented by proxy (including broker non-votes) and entitled to vote at the Annual Meeting, no matter how they are voted or whether they abstain from voting, will be counted in determining the presence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

How do I vote my shares?

In order to vote your shares, you may attend the Annual Meeting and vote in person or you may vote by proxy.

If you are a registered stockholder (that is, if your stock is registered in your name), you may vote by proxy by completing and signing the enclosed proxy card and returning the card in the postage-paid envelope GSI has provided you. If your shares are held in "street name" (that is, if your stock is registered in the name of your broker, bank or other nominee), that institution will send you separate instructions describing the procedure for voting your shares.

What if I do not specify how I want my shares voted?

If you submit a signed proxy card but do not indicate how you want your shares voted, the persons named in the enclosed proxy will vote all shares of Common Stock represented by such proxy:

(i) FOR election of all nominees for director named in this Proxy Statement;

(ii) FOR approval of the amendment to GSI's 2005 Equity Incentive Plan to increase the number of shares of GSI's common stock, par value $.01 per share, reserved and issuable under the 2005 Equity Incentive Plan by 2,250,000 shares;

(iii) FOR approval of the GSI Leadership Team Incentive Plan;

(iv) FOR ratification of the appointment of Deloitte & Touche LLP; and

(v) in their discretion as to any other matter that may properly come before the Annual Meeting.

How are my votes counted?

You may either vote *for* or *withhold authority* to vote for a nominee for the Board. For the election of directors, *withheld* votes do not affect whether a nominee has received sufficient votes to be elected.

You may vote *for* or *against* or you may *abstain* from voting on any other proposal. For the purpose of determining whether the stockholders have approved matters other than the election of directors, *abstentions* are treated as shares present or represented and entitled to vote, so abstaining has the same effect as a vote *against* that proposal. *Broker non-votes* are not counted or deemed to be present or represented for the purpose of determining whether stockholders have approved a proposal.

How many votes are required to elect directors or to approve any other proposal?

The election of directors will be determined by a plurality vote and the nine nominees receiving the most votes will be elected. The affirmative vote of a majority of the shares of Common Stock present or represented by proxy and entitled to vote at the Annual Meeting is required to approve any other proposal at the Annual Meeting.

Can I change my vote?

Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are a stockholder of record, you may revoke your proxy by:

- submitting a later-dated proxy; or
- attending the Annual Meeting and voting in person. Your attendance alone will not revoke your proxy. You must also vote in person at the Annual Meeting.

The last vote received chronologically will supercede any prior vote.

If you hold your shares in street name, you must contact your broker, bank or other nominee regarding how to change your vote.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, it means that you hold shares that are registered in more than one account. To ensure that all of your shares are voted, you will need to sign and return each proxy card you receive.

Could other matters be decided at the Annual Meeting?

GSI does not know of any other matters that will be considered at the Annual Meeting. If any other matters arise at the Annual Meeting, the proxies will be voted at the discretion of the proxy holders.

Fiscal Year End

As used in this Proxy Statement, "fiscal 2000," "fiscal 2001," "fiscal 2004," "fiscal 2005", "fiscal 2006," and "fiscal 2007" refer to GSI's fiscal years ended December 30, 2000, December 29, 2001, January 1, 2005, December 31, 2005, December 30, 2006, and December 29, 2007, respectively and "fiscal 2008" refers to GSI's fiscal year ending January 3, 2009.

PROPOSAL 1 — ELECTION OF DIRECTORS

GSI's amended and restated bylaws provide that the number of directors will be set at nine unless otherwise determined by the Board of Directors. The Board has set the number of directors at nine effective as of the appointment of Lawrence S. Smith as a director on February 4, 2008. The following table sets forth certain information regarding the nominees for election to the Board to serve for one-year terms until the 2009 Annual Meeting and until their respective successors are elected and qualified. All of the nominees currently serve as directors of GSI. The nominees have consented to being named in this Proxy Statement and to serve if elected.

Name	Age(1)	Position(s) Held in the Company	Director Since
Michael G. Rubin	35	Chairman, President and Chief Executive Officer	1995
M. Jeffrey Branman	52	Director	2001
Michael J. Donahue	49	Director	2006
Ronald D. Fisher	60	Director	2000
John A. Hunter	56	Director	2005
Mark S. Menell	43	Director	2000
Jeffrey F. Rayport	48	Director	1999
Lawrence S. Smith	60	Director	2008
Andrea M. Weiss	52	Director	2006

(1) As of April 1, 2008.

Michael G. Rubin has served as GSI's chairman of the board and chief executive officer since July 1995 and as president since August 2006. Previously, Mr. Rubin served as GSI's co-president from May 2004 through August 2005 and as GSI's president from June 2000 through May 2004.

M. Jeffrey Branman has been one of GSI's directors since October 2001. Since March 2007, Mr. Branman has been a managing director of Hilco Consumer Capital LLC, a private equity firm focused on North American consumer products companies and brands. From February 2007 to March 2007, Mr. Branman was a managing director of Petsky Prunier LLC, a specialty investment bank. From March 2005 through February 2007, Mr. Branman was the president and owner of Interactive Commerce Partners LLC, a provider of financial advisory services. Mr. Branman served as president of Interactive Technology Services, a subsidiary of Comcast Corporation, a developer, manager and operator of broadband cable networks, from April 2000 through March 2005. Interactive Technology Services served as financial advisor to Interactive Technology Holdings, LLC, a joint venture of Comcast Corporation and QVC, Inc. which sought and made investments. From March 1996 to February 2000, Mr. Branman was senior vice president corporate development of Foot Locker, Inc., a retailer of athletic footwear and apparel, and chief executive officer of FootLocker.com, the internet and direct marketing subsidiary of Foot Locker. Mr. Branman is also a director of Sona Mobile Holdings Corp.

Michael J. Donahue has been one of GSI's directors since June 2006. Since March 2005, Mr. Donahue has served as a self-employed advisor in the technology industry. From January 2000 to March 2005, Mr. Donahue served as the group executive vice president and chief operating officer of BearingPoint, Inc., a consulting and systems integration firm. Prior to January 2000, Mr. Donahue served as managing partner, solutions, for the consulting division of KPMG LLP, the global accounting firm, and as a member of the boards of directors of KPMG LLP US and KPMG Consulting KK Japan. Mr. Donahue is also a director of Air Products and Chemicals, Inc., Arbinet-theexchange, Inc. and The Orchard Enterprises, Inc.

Ronald D. Fisher has been one of GSI's directors since March 2000. Mr. Fisher currently serves as the vice chairman of SOFTBANK Holdings Inc. and as a managing general partner of SOFTBANK Capital Partners LP, a private equity organization. He joined SOFTBANK in October 1995. From January 1990 to September 1995, Mr. Fisher was chief executive officer of Phoenix Technologies, Ltd., a developer and marketer of system software products. Mr. Fisher is also a director of SOFTBANK Corporation and E*TRADE Group, Inc.

John A. Hunter has been one of GSI's directors since November 2005. Mr. Hunter currently serves as executive vice president of customer fulfillment services for QVC Inc., an electronic retailer. Prior to February 2007, Mr. Hunter was senior vice president of distribution for QVC. He joined QVC in 1991 as a vice president of customer service. Prior to 1991, Mr. Hunter was a senior vice president in the credit division of Citibank, where he was employed from 1982 to 1991.

Mark S. Menell has been one of GSI's directors since April 2000. Mr. Menell has been a partner of Rustic Canyon Partners, a venture capital firm, since January 2000. From August 1990 to January 2000, Mr. Menell was an investment banker at Morgan Stanley & Co. Incorporated, most recently as principal and co-head of Morgan Stanley's Technology Mergers and Acquisitions Group, in Menlo Park, CA.

Dr. Jeffrey F. Rayport has been one of GSI's directors since April 1999. Dr. Rayport has been chairman of Marketspace LLC, a digital strategy advisory and research business of Monitor Group, since October 2003 and was chief executive officer of Marketspace from September 1998 to October 2003. From September 1991 through September 1999, Dr. Rayport was a faculty member in the marketing and service management units at the Harvard Business School. Dr. Rayport is also a director of ValueClick Inc.

Lawrence S. Smith has been one of GSI's directors since February 2008. Mr. Smith served as an executive vice president and as co-chief financial officer of Comcast Corporation from November 2002 until his retirement in March 2007. Mr. Smith currently serves in a consulting capacity to Comcast. Prior to November 2002, Mr. Smith served as an executive vice president of Comcast Holdings Corporation, the predecessor of Comcast Corporation, for more than five years. Mr. Smith is also a director of Air Products and Chemicals, Inc. and Tyco Electronics Ltd.

Andrea M. Weiss has been one of GSI's directors since June 2006. Since August 2002, Ms. Weiss has served as president and chief executive officer of Retail Consulting Inc., an international retail consulting company she owns. From April 2001 to August 2002, Ms. Weiss served as president of dELiA*s Corp., a direct marketing and retail company comprised of lifestyle brands for teenage girls. From May 1998 to February 2001, Ms. Weiss served as executive vice president and chief stores officer of Limited Brands, Inc., a specialty retail business. Ms. Weiss is also a director of CBRL Group, Inc. and eDiets.com Inc.

Right to Designate Directors

The stock purchase agreements, as amended, pursuant to which certain entities affiliated with SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP, or SOFTBANK, acquired their shares of GSI Common Stock provide that SOFTBANK has the right to designate one member of GSI's Board of Directors, depending on the number of shares of GSI Common Stock held by SOFTBANK. SOFTBANK also has the right to have its director serve as a member of each committee of GSI's Board of Directors. Mr. Fisher is SOFTBANK's designee to GSI's Board of Directors.

The stock purchase agreement, as amended, pursuant to which a subsidiary of Liberty Media Corporation, together collectively with its subsidiaries referred to as Liberty, acquired its shares of GSI Common Stock provides that Liberty has the right to designate one member of GSI's Board of Directors, depending on the number of shares of GSI Common Stock held by Liberty. Liberty also has the right to have its director serve as a member of each committee of GSI's Board of Directors. Mr. Hunter is Liberty's designee to GSI's Board of Directors.

Voting Agreements

Mr. Rubin entered into a voting agreement in favor of SOFTBANK, pursuant to which, as amended, Mr. Rubin agreed that he would vote all shares of GSI Common Stock then held by him in favor of the election to GSI's Board of Directors of the director that SOFTBANK is entitled to designate. In addition, Mr. Rubin, as a stockholder, agreed not to take any action to remove any GSI director designated by SOFTBANK.

SOFTBANK also entered into a voting agreement in favor of Mr. Rubin relating to the election of incumbent directors of GSI. Pursuant to this voting agreement, as amended, SOFTBANK agreed that it would vote all shares of GSI Common Stock then held by it with respect to all directorships other than those which it is entitled to designate (i) in favor of any member of GSI's Board of Directors who was a member of the Board of Directors as of November 8, 2007, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is

elected as a director, referred to as continuing director, and who, in either event, is not a director designated by SOFTBANK and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the continuing directors then on the Board of Directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence.

Mr. Rubin and Liberty are party to a voting agreement pursuant to which, as amended, (i) Mr. Rubin agreed that he would vote all of his shares of GSI Common Stock in favor of election to GSI's Board of Directors of the director that Liberty is entitled to designate, and (ii) Liberty agreed that it would vote all of its shares of GSI Common Stock in favor of election to GSI's Board of Directors of certain continuing directors (as such term is defined therein).

SOFTBANK and Liberty are party to a voting agreement whereby (i) SOFTBANK agreed that it would vote all of its shares of GSI Common Stock in favor of election to GSI's Board of Directors of the directors that Liberty is entitled to designate, and (ii) Liberty agreed that it would vote all of its shares of GSI Common Stock in favor of election to GSI's Board of Directors of the directors that SOFTBANK is entitled to designate.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* ELECTION OF ALL OF THE NOMINEES FOR DIRECTORS.

Board, Committees and Attendance at Meetings of the Board and Committees

The Board of Directors of GSI held eleven meetings during fiscal 2007. The Board of Directors also meets in executive session at each of its regularly scheduled meetings. During fiscal 2007, no current director attended fewer than 75% of the aggregate of (i) the total number of Board meetings held during the period for which he or she was a director and (ii) the total number of meetings held by committees of the Board of Directors on which he or she served during the period he served. A description of each of the committees of the Board of Directors of GSI is set forth below.

The Board has determined that the following directors, constituting a majority of the members of the Board of Directors, are independent as defined in the applicable listing standards of the Nasdaq Stock Market: Messrs. Donahue, Hunter, Fisher, Menell and Smith, Ms. Weiss and Dr. Rayport. The independence standards of Nasdaq are composed of objective standards and subjective standards. Under the objective standards, a director will not be deemed independent if he directly or indirectly receives compensation (other than as a director) in excess of certain thresholds or if certain described relationships exist. Under the subjective independence standard, a director will not be deemed independent if he has a relationship with GSI that, in the view of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Nasdaq Stock Market rules, an independent director must satisfy both the objective and the subjective standards.

In evaluating the independence of Mr. Fisher, the Board considered that he was affiliated with SOFTBANK, a principal stockholder of GSI. In evaluating the independence of Mr. Hunter, the Board considered that he was an employee of QVC, a subsidiary of Liberty, which is a principal stockholder of GSI. In evaluating the independence of Messrs. Donahue and Smith the Board considered that these directors each serve on the Board of Directors of Air Products and Chemicals, Inc. In each case, the Board concluded that, in their view, such relationships would not interfere with the exercise of such person's independent judgment in carrying out their responsibilities as a director.

The Board of Directors has four standing committees.

Audit Committee. The Board of Directors has a separately designated standing audit committee. The current members of the Audit Committee are Messrs. Menell (Chairman) and Donahue and Dr. Rayport. The Board of Directors has determined that each member of the Audit Committee is independent as defined in the applicable listing standards of the Nasdaq Stock Market and SEC regulations and that Mr. Menell qualifies as an audit committee financial expert as that term is defined in SEC regulations. The Audit Committee held nine meetings during fiscal 2007.

The Audit Committee's responsibilities include:

- appointing, determining funding for, overseeing and replacing the independent registered public accounting firm;
- reviewing the independence of the independent registered public accountant;

- resolving any disagreements between management and the independent registered public accounting firm;
- reviewing GSI's quarterly and annual financial statements and discussing the same with GSI's management;
- pre-approving all auditing services and permitted non-audit services, including the fees and terms thereof, to be performed for GSI by its independent registered public accounting firm;
- establishing, reviewing and periodically updating GSI's Code of Business Conduct Policy and GSI's Finance Code of Professional Conduct;
- establishing and overseeing procedures for the receipt, retention and treatment of complaints received by GSI regarding (a) accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by GSI's employees of concerns regarding questionable accounting or auditing matters; and
- approving all related party transactions.

The responsibilities of the Audit Committee are further described in the Audit Committee Charter adopted by the Audit Committee and the Board of Directors, a copy of which is available on GSI's Web site at www.gsicommerce.com.

Compensation Committee. The current members of the Compensation Committee are Ms. Weiss (Chairwoman) and Messrs. Hunter and Menell. Mr. Michael S. Perlis was a member of the Compensation Committee until June 15, 2007, at which time he ceased to be a member of GSI's Board of Directors. Mr. Menell replaced Mr. Perlis on the Compensation Committee. The Board of Directors has determined that each member of the Compensation Committee is independent as defined in the applicable listing standards of the Nasdaq Stock Market. The Compensation Committee held nine meetings during fiscal 2007.

The Compensation Committee's responsibilities include:

- reviewing and recommending for approval by the Board the compensation of GSI's chief executive officer and reviewing and approving the compensation of GSI's other executive officers;
- overseeing and advising the Board on the adoption of policies that govern GSI's compensation programs, including stock and benefit plans; and
- reporting on executive compensation in GSI's proxy statement in accordance with applicable rules and regulations.

The responsibilities of the Compensation Committee are further described in the Compensation Committee Charter, a copy of which is available on GSI's Web site at www.gsicommerce.com.

As provided in its charter, the Compensation Committee may, in its discretion, form and delegate all or a portion of its authority, duties and responsibilities to one or more subcommittees of the Compensation Committee. To date, the Compensation Committee has not delegated its responsibilities. Mr. Rubin, GSI's president and chief executive officer, makes recommendations to the Compensation Committee with respect to the compensation of executive officers, other than himself. The Compensation Committee has the authority to retain independent counsel or other advisors and has, in the past, retained compensation consultants and outside counsel to assist it. For more information concerning the Compensation Committee's processes and procedures for the determination of executive officer compensation, see "Executive Compensation — Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee. The current members of the Nominating and Corporate Governance Committee are Dr. Rayport (Chairman) and Mr. Fisher and Ms. Weiss. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent as defined in the applicable listing standards of the Nasdaq Stock Market. The Nominating and Corporate Governance Committee held one meeting during fiscal 2007.

The Nominating and Corporate Governance Committee's responsibilities include:

- identifying qualified individuals to become Board members;
- determining the composition of the Board and its committees;

- monitoring a process to assess the Board's effectiveness; and
- developing and implementing the GSI's corporate governance guidelines.

The responsibilities of the Nominating and Corporate Governance Committee are further described in the Nominating and Corporate Governance Committee Charter, a copy of which is available on GSI's Web site at www.gsicommerce.com.

Financings and Acquisitions Committee. The current members of the Financings and Acquisitions Committee are Messrs. Branman (Chairman), Menell and Smith. The Financings and Acquisitions Committee held five meetings during fiscal 2007. The Financings and Acquisitions Committee's responsibilities include reviewing potential mergers, acquisitions, divestitures, joint ventures, significant asset sales or purchases, significant investments and other significant business opportunities and making recommendations to the Board of Directors and reviewing structures and methods of financing and making recommendations to the Board of Directors.

Director Attendance at Annual Meeting

GSI does not have a policy with regard to Board members' attendance at the Annual Meeting. Mr. Rubin attended GSI's 2007 annual meeting of stockholders.

Director Nomination Process

Director Qualifications. While GSI does not have any specific, minimum qualifications for Board nominees, in considering possible candidates for election as a director, the Nominating and Corporate Governance Committee will be guided by the following:

- each director should be an individual of high character and integrity;
- each director should be accomplished in his or her respective field, with superior credentials and recognition;
- each director should have relevant expertise and experience and be able to offer advice and guidance to management based on that expertise and experience;
- each director should have sufficient time available to devote to GSI; and
- directors should be selected such that the Board represents a diversity of background and experience.

Director Nominee Selection Process. Subject to the right of certain stockholders to designate directors described above, GSI's Nominating and Corporate Governance Committee recommends qualified candidates as directors of GSI and recommends that the Board nominate such individuals for election to the Board at the next annual meeting of stockholders. The Nominating and Corporate Governance Committee will consider director candidates recommended by Board members, management and stockholders, as well as those identified by any third-party search firm it may retain. Director candidates recommended by stockholders which comply with the procedures set forth below, subject to GSI's contractual obligations to certain stockholders described above, will receive the same consideration as candidates recommended by other persons.

In the case of considering a new director candidate, the selection process for director candidates includes the following steps:

- identification of director candidates by the Nominating and Corporate Governance Committee based upon suggestions from current directors and management and recommendations received from stockholders;
- possible engagement of a director search firm;
- interviews of candidates by members of the Nominating and Corporate Governance Committee and management;
- reports to the Board of Directors by the Nominating and Corporate Governance Committee on the selection process;
- recommendations by the Nominating and Corporate Governance Committee; and
- formal nominations by the Board of Directors for inclusion in the slate of directors at the annual meeting.

In the past, on some occasions, the Nominating and Corporate Governance Committee has engaged a third party search firm to assist in identifying candidates to serve as members of GSI's Board of Directors.

Procedure for Stockholders Recommending Director Candidates. A stockholder who wishes to recommend a prospective director nominee should submit their recommendation to Chairman of the Nominating and Corporate Governance Committee in writing c/o GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406. The following information must be included in or attached to the letter:

- the name and address of the stockholder making the recommendation and each recommended nominee;
- a representation that the stockholder is a holder of record of capital stock of GSI entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to vote for the person or persons recommended for nomination;
- a description of all arrangements and understandings between the stockholder and each recommended nominee and any other person or persons (naming such person or persons) pursuant to which the recommendation was made by the stockholder;
- such other information regarding each recommended nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC if the nominee were to be nominated by the Board of Directors; and
- the consent of each recommended nominee to serve as a director of GSI if so nominated and elected.

The deadline for submitting stockholder recommendations pursuant to the foregoing procedures for the 2009 annual meeting of stockholders is December 26, 2008. All stockholder recommendations which are late will be rejected by the Company.

In connection with the 2008 Annual Meeting, GSI has not received a director nominee recommendation from any stockholder, or group of stockholders, that beneficially owns more than five percent of GSI's Common Stock. Liberty has designated John A. Hunter to serve as its nominee on the Board, pursuant to its contractual right described above. In addition, SOFTBANK has designated Ronald D. Fisher to serve as its nominee on the Board, pursuant to its contractual right described above. Each of the current nominees listed for directors under Proposal 1 of this Proxy Statement is a current director standing for re-election.

Procedure for Stockholders Nominating Directors. In addition, under GSI's amended and restated bylaws, stockholders are permitted to nominate directors to be elected at a meeting of stockholders. GSI's amended and restated bylaws set forth procedures which stockholders must follow for nominations of directors to be brought before a meeting of GSI's stockholders.

According to GSI's amended and restated bylaws, for nominations to be properly brought before an annual meeting by a stockholder, the stockholder must have given notice in writing to GSI's Secretary at GSI's principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. The timing of the notice is subject to change in the event that the date of GSI's annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, or in the event that the number of directors to be elected to GSI's Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by GSI at least 100 days prior to the first anniversary of the preceding year's annual meeting.

A stockholder's notice must set forth:

(A) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

(B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such stockholder and of such beneficial owner, (ii) the class and number of shares which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to a sufficient number of holders of GSI's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").

If the stockholder, or the beneficial owner on whose behalf any such nomination is made, has provided GSI with a Solicitation Notice, such stockholder or beneficial owner must, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of GSI's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice.

GSI's amended and restated bylaws also set forth procedures which stockholders must follow for nominations of directors to be brought before a special meeting of stockholders.

Except as otherwise provided by law, the chairman of the meeting has the power and duty to determine whether a nomination to be brought before the meeting was made in accordance with the procedures set forth in GSI's amended and restated bylaws and, if any proposed nomination is not in compliance with GSI's amended and restated bylaws, to declare that the defective nomination will not be presented for stockholder action at the meeting and will be disregarded.

GSI's amended and restated bylaws are available, at no cost, at the SEC's Web site, www.sec.gov, as Exhibit 3.1 to GSI's Form 8-K filed with the Securities and Exchange Commission on November 13, 2007 or upon the stockholder's written request directed to the Corporate Secretary c/o GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406.

Director Compensation

The following table sets forth information concerning the compensation of each of GSI's directors who is not also an employee for fiscal 2007.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)(4)
M. Jeffrey Branman	49,000(5)	51,837	—	100,837
Michael J. Donahue	39,000	82,977	—	121,977
Ronald D. Fisher	—	—	—	—
John A. Hunter	—	—	—	—
Mark S. Menell	53,000	51,837	—	104,837
Jeffrey F. Rayport	41,500	51,837	—	93,337
Andrea M. Weiss	42,000	82,977	—	124,977
Former Director				
Michael S. Perlis	6,500	24,928	—	31,428

(1) Mr. Michael G. Rubin, a director and president and chief executive officer of GSI, has been omitted from this table because he receives no additional compensation for serving as a director. Mr. Lawrence S. Smith, a director of GSI, has been omitted from this table because he was not a director during fiscal 2007 and, accordingly, received no compensation in fiscal 2007. Directors that are designees of stockholders that have a contractual right to appoint a director to GSI's Board do not receive compensation under GSI's director compensation policy described below. Accordingly, Messrs. Fisher and Hunter did not receive any compensation in fiscal 2007 for acting in their capacity as a director. Mr. Perlis ceased being a director of GSI on June 15, 2007.

(2) The amounts included in the "Stock Awards" column represent the compensation cost we recognized in fiscal 2007 related to non-option stock awards, as described in Statement of Financial Accounting Standards

No. 123R, Share-Based Payment (revised 2004), commonly referred to as FAS 123R. For a discussion of valuation assumptions, see Note 2 to GSI's consolidated financial statements included in GSI's annual report on Form 10-K for the fiscal year ended December 29, 2007. The grant date fair value of each stock award made in fiscal 2007 to Messrs. Branman, Donahue and Menell and Ms. Weiss and Dr. Rayport was $49,991. The grant date fair value of the grants received by Mr. Donahue and Ms. Weiss on their initial election as a director in fiscal 2006 was $124,990. As of the last day of fiscal 2007, the number of unvested stock awards held by GSI's non-employee directors was: Mr. Branman — 2,212; Mr. Donahue — 9,140; Mr. Fisher — 0; Mr. Hunter — 0; Mr. Menell — 2,212; Mr. Rayport — 2,212; and Ms. Weiss — 9,140. Mr. Perlis was not granted stock awards in fiscal 2007 and as of the last day of fiscal 2007, Mr. Perlis held no unvested stock awards.

(3) GSI did not grant any stock option awards in fiscal 2007 to its directors and had no compensation cost in fiscal 2007 related to stock option awards granted in prior years under Statement of Financial Accounting Standards No. 123R. As of the last day of fiscal 2007, the number of stock option awards held by GSI's non-employee directors was: Mr. Branman — 80,000; Mr. Donahue — 0; Mr. Fisher — 75,000; Mr. Hunter — 25,000; Mr. Menell — 6,500; Mr. Rayport— 88,000; and Ms. Weiss — 0. As of the last day of fiscal 2007, Mr. Perlis held 68,000 stock option awards.

(4) GSI generally does not provide perquisites or other compensation to its non-employee directors. GSI purchases season tickets to sporting events for business use. If the tickets are not used for business purposes, they are made available to GSI's directors, officers and other employees for personal use. There is no incremental cost to GSI for the personal use of such tickets. GSI has, from time to time, purchased tickets to sporting events for personal use by its directors and has provided directors with smartphones with voice and data plans for personal use. The aggregate cost to GSI of such sporting tickets, smartphones, and voice and data plans did not exceed $10,000 for any director for fiscal 2007.

(5) Includes an annual cash fee of $10,000 paid by GSI to Mr. Branman as an observer on the board of directors of another company with respect to which GSI has the contractual right to appoint an observer.

Discussion of Director Compensation

The compensation payable to each director, other than Messrs. Fisher, Hunter and Rubin, for services provided as a director during fiscal 2007, as set by GSI's Nominating and Corporate Governance Committee, was as follows:

- an annual cash retainer of $25,000;
- meeting fees of $1,000 for in-person Board and committee meetings and $500 for telephonic Board and committee meetings; and
- a restricted stock unit equal to:
  - $125,000 on the director's initial election; and
  - $50,000 on each annual election as a director, including the initial election.

In accordance with GSI's compensation policy for directors, on June 15, 2007, 2,212 restricted stock units, or RSUs, automatically were granted to each of Messrs. Branman, Donahue and Menell, Dr. Rayport and Ms. Weiss valued, in each case, at a price of $22.60 per share, the fair market value on the date of grant, and will vest in full one year from the date of grant. In connection with his election as a director, and in accordance with GSI's compensation policy for directors, on February 4, 2008, Mr. Smith automatically was granted 7,383 RSUs valued at a price of $16.93 per share, the fair market value on the date of grant. These RSUs vest in equal annual installments over four years from the date of grant, provided that if he ceases to be a director during the four year period for any reason other than removal for cause or resignation, the RSUs will vest in full on such cessation.

In addition, as the chair of the Audit Committee, Mr. Menell received an additional cash retainer of $10,000 and each of Mr. Branman, Ms. Weiss and Dr. Rayport, as the chairs of the Finance and Acquisitions Committee, Compensation Committee and the Nominating and Corporate Governance Committee, respectively, received an additional cash retainer of $5,000.

Additionally, any director who serves, at GSI's request, as a director or observer on the Board of Directors of another company with respect to which we have the contractual right to appoint a director or observer will receive an

annual cash fee of $10,000. Accordingly, Mr. Branman received an annual cash fee of $10,000 for serving as an observer on the board of directors of another company at GSI's request.

In accordance with GSI's director compensation policy, directors who are designees of stockholders that have a contractual right to appoint a director to GSI's Board do not receive compensation under the policy described above. Accordingly, Messrs. Fisher and Hunter did not receive any compensation from GSI for acting in their capacity as a director in fiscal 2007. Mr. Rubin, GSI's chairman, president and chief executive officer, did not receive any separate compensation for acting in his capacity as a director.

The director compensation policy has not changed for fiscal 2008.

Audit Committee Report

The Audit Committee reviewed and discussed with GSI's management and Deloitte & Touche LLP, the Company's independent registered public accounting firm, GSI's audited financial statements, the results of Deloitte & Touche LLP's audit, their evaluation of GSI's system of internal control and the overall quality of GSI's financial reporting process. The Audit Committee also discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 114, "The Auditor's Communication With Those Charged With Governance." The Audit Committee received the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and discussed with Deloitte & Touche LLP their independence. Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors of GSI that the audited financial statements be included in GSI's Annual Report on Form 10-K for fiscal 2007 for filing with the Securities and Exchange Commission.

Audit Committee

Michael J. Donahue　　Mark S. Menell (Chairman)　　Jeffrey F. Rayport

Code of Ethics

GSI adopted a Code of Business Conduct, that applies to all employees, and a Finance Code of Professional Conduct (code of ethics) that applies to GSI's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Copies of these documents are posted on GSI's Web site located at www.gsicommerce.com. Amendments to the code of ethics are posted on GSI's corporate Web site located at www.gsicommerce.com.

Stockholders' Communication with the Board of Directors

Stockholders who wish to communicate with a member or members of the Board of Directors, including the chair of any committee of the Board or the non-management directors as a group, may do so by addressing their correspondence to the Board member or members, c/o Corporate Secretary, GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406. The Board of Directors has unanimously approved a process pursuant to which the Corporate Secretary will review and forward correspondence to the appropriate person or persons for response.

PROPOSAL 2 — AMENDMENT OF GSI'S 2005 EQUITY INCENTIVE PLAN

Description of the Proposal

In March 2005, the Board of Directors adopted, and in June 2005 GSI's stockholders approved, GSI's 2005 Equity Incentive Plan (the "2005 Equity Plan"). On April 18, 2008, the Board of Directors amended the 2005 Equity Plan, subject to stockholder approval, to increase the authorized number of shares of Common Stock reserved and issuable thereunder by an additional 2,250,000 shares of Common Stock.

Description of the 2005 Equity Plan

The material terms of the 2005 Equity Plan are summarized below. A copy of the full text of the 2005 Equity Plan, as amended, is attached as Appendix A to this Proxy Statement. This summary of the 2005 Equity Plan is not intended to be a complete description of the 2005 Equity Plan and is qualified in its entirety by the actual text of the 2005 Equity Plan to which reference is made.

The essential features of the 2005 Equity Plan are outlined below:

General

The 2005 Equity Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, and other forms of equity compensation (collectively, "stock awards"). Incentive stock options granted under the 2005 Equity Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Nonstatutory stock options granted under the 2005 Equity Plan are not intended to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of stock awards.

Purpose

The Board adopted the 2005 Equity Plan to provide a means to secure and retain the services of employees (including officers) and non-employee directors eligible to receive stock awards, to provide incentives for such individuals to exert maximum efforts for the success of GSI and its affiliates, and to provide a means by which such eligible individuals may be given an opportunity to benefit from increases in the value of GSI's common stock through the grant of stock awards.

Administration

The Board administers the 2005 Equity Plan. Subject to the provisions of the 2005 Equity Plan, the Board has the authority to construe and interpret the plan, to determine the persons to whom and the dates on which stock awards will be granted, the number of shares of common stock to be subject to each stock award, the time or times during the term of each stock award within which all or a portion of the award may be exercised, the exercise, purchase, or strike price of each stock award, the type of consideration permitted to exercise or purchase each stock award, and other terms of the stock awards.

The Board has the authority to delegate some or all of the administration of the 2005 Equity Plan to a committee or committees. In the discretion of the Board, a committee may consist solely of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act or solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. If administration is delegated to a committee, the committee has the authority to delegate certain administrative powers to a subcommittee of one or more members. The Board has delegated the authority to administer the 2005 Equity Plan to the Compensation Committee. As used herein with respect to the 2005 Equity Plan, the "Board" refers to the Compensation Committee and any committee the Board subsequently appoints or, if applicable, any subcommittee, as well as to the Board itself.

Eligibility

Stock awards under the 2005 Equity Plan may be granted to employees (including officers), directors and consultants of GSI and its affiliates, except that incentive stock options may be granted only to employees (including officers) of GSI and its affiliates.

Under the 2005 Equity Plan, no person may be granted stock awards, during any calendar year, whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of the common stock on the date of grant, covering more than 2,000,000 shares of common stock (the "Section 162(m) Limitation").

Stock Subject to the 2005 Equity Plan

As of April 21, 2008:

- 5,360,847 shares of Common Stock were authorized and reserved for issuance under the 2005 Equity Plan (not including the 2,250,000 share reserve increase that is the subject of this Proposal 2);
- options or awards (net of cancelled, expired or forfeited awards) covering an aggregate of 3,496,453 shares of Common Stock had been granted under the 2005 Equity Plan, of which 59,976 shares had again become available for issuance under the 2005 Equity Plan because such shares were withheld for the payment of taxes;
- a total of 893,992 shares of Common Stock remained available for future grants under the 2005 Equity Plan (which amount includes 359,718 shares that became available for award grants under the 2005 Equity Plan since the date the 2005 Equity Plan was approved by stockholders as a result of the cancellation, expiration, forfeiture or repurchase of awards granted under the 1996 Plan, as described below); and
- 4,093,716 shares of Common Stock were subject to outstanding awards granted under the 1996 Plan that would become available for issuance under the 2005 Equity Plan in the event in the event of the cancellation, expiration, forfeiture or repurchase of such awards as described below.

On April 18, 2008, the Board of Directors approved an amendment to the 2005 Equity Plan to increase the number of shares of Common Stock issuable under the Plan by 2,250,000 shares, subject to stockholder approval. Assuming Proposal 2 is approved by stockholders, as of April 21, 2008, a total of 7,251,219 shares would be authorized and reserved for issuance under the 2005 Equity Plan, plus such number of shares that may become available for grant under the 2005 Equity Plan upon the cancellation, expiration, forfeiture or repurchase of outstanding awards under the 1996 Plan.

Under the 2005 Equity Plan, the number of shares authorized for issuance under the Plan is automatically increased from time to time by a number of shares equal to the number of shares of Common Stock that (i) are issuable pursuant to options or stock award agreements outstanding under the 1996 Plan as of the date the 2005 Equity Plan was approved by stockholders and (ii) but for the termination of the 1996 Plan, would otherwise have reverted to the share reserve of the 1996 Plan pursuant to the terms of the 1996 Plan. If a stock award granted under the 2005 Equity Plan or the 1996 Plan expires or otherwise terminates without being exercised in full, or if any shares of common stock issued pursuant to a stock award are forfeited to or repurchased by GSI, including, but not limited to, any repurchase or forfeiture caused by the failure to meet a contingency or condition required for the vesting of such shares, then the shares of common stock not issued under such stock award, or forfeited to or repurchased by GSI shall revert to and again become available for issuance under the 2005 Equity Plan. If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a reduction of shares subject to the stock award (i.e., "net exercised"), the number of shares that are not delivered shall remain available for issuance under the 2005 Equity Plan. If the exercise price of any stock award is satisfied by tendering shares of common stock held by the participant, then the number of shares so tendered shall remain available for issuance under the 2005 Equity Plan.

Terms of Options

Options may be granted under the 2005 Equity Plan pursuant to stock option agreements. The following is a description of the permissible terms of options under the 2005 Equity Plan. Individual stock option agreements may be more restrictive as to any or all of the permissible terms described below. GSI's Board of Directors has adopted resolutions setting the terms of options granted to non-employee directors. For a description of these terms, please see "Terms of Options Granted to Non-Employee Directors" below.

Exercise Price. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of grant except that the exercise price of incentive stock options granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of GSI or its affiliates (a "10% Stockholder") must be at least 110% of the fair market value of the stock subject to the option on the date of grant. The exercise price of nonstatutory stock options will be determined by the Board on the date of grant. As of April 21, 2008, the closing price of GSI's common stock as reported on the Nasdaq Global Select Market was $11.73 per share.

Consideration. The exercise price of options granted under the 2005 Equity Plan must be paid, to the extent permitted by applicable law and at the discretion of the Board, (i) by cash or check, (ii) by bank draft or money order payable to GSI, (iii) pursuant to a broker-assisted cashless exercise, (iv) by delivery of other common stock of GSI, (v) pursuant to a net exercise arrangement, (vi) according to a deferred payment or (vii) in any other form of legal consideration acceptable to the Board.

Vesting. Options granted under the 2005 Equity Plan may become exercisable in cumulative increments, or "vest," as determined by the Board. Vesting typically will occur during the optionholder's continued service with GSI or an affiliate, whether such service is performed in the capacity of an employee or director (collectively, "service") and regardless of any change in the capacity of the service performed. Shares covered by different options granted under the 2005 Equity Plan may be subject to different vesting terms. The Board has the authority to accelerate the time during which an option may vest or be exercised. In addition, options granted under the 2005 Equity Plan may permit exercise prior to vesting. However, any unvested shares acquired under such an early exercise arrangement will be subject to repurchase by GSI, should the participant's service terminate before vesting.

Tax Withholding. To the extent provided by the terms of a stock option agreement, GSI may cause a participant to satisfy any federal, state or local tax withholding obligation relating to the exercise of the option by a cash payment upon exercise, withholding a portion of the stock otherwise issuable to the participant, executing a loan or through such other method as set forth in the applicable stock award agreement.

Term. The maximum term of options granted under the 2005 Equity Plan is 10 years, except that in the case of an incentive stock options granted to a 10% Stockholder, the maximum term is five years.

Additional Limitations on Incentive Stock Options. The aggregate fair market value, determined on the date of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the 2005 Equity Plan and any other plans of GSI and its affiliates) may not exceed $100,000.

The aggregate maximum number of shares of common stock that may be issued under the 2005 Equity Plan pursuant to the exercise of incentive stock options is 4,000,000 shares.

Termination of Service. Options granted under the 2005 Equity Plan generally terminate three months after termination of the participant's service unless (i) termination is due to the participant's disability, in which case the option may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months following termination; (ii) the participant dies before the participant's service has terminated, or within generally three months after termination of service, in which case the option may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months following the participant's death by the person or persons to whom the rights to such option have passed; or (iii) the option by its terms specifically provides otherwise. Under the 2005 Equity Plan, the option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event,

however, may an option be exercised beyond the expiration of its term. The option will automatically terminate upon a participant's termination for cause (as defined in the 2005 Equity Plan).

Restrictions on Transfer. Unless provided otherwise by the Board, a participant in the 2005 Equity Plan may not transfer an option other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. During the lifetime of the participant, only the participant (or the transferee pursuant to a domestic relations order) may exercise an option. A participant may also designate a beneficiary who may exercise an option following the participant's death. Shares subject to repurchase by GSI pursuant to an early exercise arrangement may be subject to restrictions on transfer that the Board deems appropriate.

Terms of Stock Appreciation Rights

Stock appreciation rights may be granted under the 2005 Equity Plan pursuant to stock appreciation rights agreements.

Exercise. Each stock appreciation right is denominated in shares of common stock equivalents. Upon exercise of a stock appreciation right, GSI will pay the participant an amount equal to the excess of (i) the aggregate fair market value of GSI's common stock on the date of exercise, over (ii) the strike price determined by the Board on the date of grant.

Settlement of Awards. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of GSI's common stock, or any other form of consideration determined by the Board.

Vesting. Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by the Board.

Termination of Service. Upon termination of a participant's service, the participant generally may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Terms of Stock Purchase Awards and Stock Bonus Awards

Stock purchase awards and stock bonus awards may be granted under the 2005 Equity Plan pursuant to stock purchase award agreements and stock bonus award agreements, respectively.

Purchase Price. The purchase price for stock purchase awards must be at least the par value of GSI's common stock.

Consideration. The purchase price for stock purchase awards may be payable either (i) in cash or by check, (ii) by past service rendered to GSI, or (iii) in any other form of legal consideration acceptable to the Board. The Board may grant stock bonus awards in consideration for past services rendered to GSI or in exchange for any other form of legal consideration acceptable to the Board, without the payment of a purchase price.

Vesting. Shares of stock acquired under a stock purchase or stock bonus award may, but need not, be subject to a repurchase option in favor of GSI or forfeiture to GSI in accordance with a vesting schedule as determined by the Board. The Board has the authority to accelerate the vesting of stock acquired pursuant to a stock purchase or stock bonus award.

Termination of Service. Upon termination of a participant's service, GSI may repurchase or otherwise reacquire any forfeited shares of stock that have not vested as of such termination under the terms of the applicable stock purchase award or stock bonus award agreement.

Restrictions on Transfer. Rights to acquire shares under a stock purchase or stock bonus award may be transferred only upon such terms and conditions as determined by the Board.

Terms of Stock Unit Awards

Stock unit awards may be granted under the 2005 Equity Plan pursuant to stock unit award agreements.

Consideration. The purchase price, if any, for stock unit awards may be paid in any form of legal consideration acceptable to the Board.

Settlement of Awards. A stock unit award may be settled by the delivery of shares of GSI's common stock, in cash, or by any combination of these means as determined by the Board.

Vesting. Stock unit awards vest at the rate specified in the stock unit award agreement as determined by the Board. However, at the time of grant, the Board may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the stock unit award after vesting.

Dividend Equivalents. Dividend equivalent rights may be credited with respect to shares covered by a stock unit award. GSI does not anticipate paying cash dividends on its common stock for the foreseeable future, however.

Termination of Service. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant's termination of service.

Terms of Other Equity Awards

The Board may grant other equity awards that are valued in whole or in part by reference to GSI's common stock. Subject to the provisions of the 2005 Equity Plan, the Board has the authority to determine the persons to whom and the dates on which such other equity awards will be granted, the number of shares of common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards.

Performance-Based Stock Awards

Under the 2005 Equity Plan, a stock award may be granted, vest or be exercised based upon certain service conditions or upon the attainment during a certain period of time of certain performance goals. All employees of GSI and its affiliates and directors of GSI are eligible to receive performance-based stock awards under the 2005 Equity Plan. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained shall be determined by the Board. The maximum amount to be received by any individual in any calendar year attributable to such performance-based stock awards may not exceed 2,000,000 shares of GSI's common stock.

In granting a performance-based stock award, the Board will set a period of time (a "performance period") over which the attainment of one or more goals ("performance goals") will be measured for the purpose of determining whether the award recipient has a vested right in or to such stock award. Within the time period prescribed by Section 162(m) of the Code (typically before the 90th day of a performance period), the Board will establish the performance goals, based upon one or more pre-established criteria ("performance criteria") enumerated in the 2005 Equity Plan and described below. As soon as administratively practicable following the end of the performance period, the Board will certify (in writing) whether the performance goals have been satisfied.

Performance goals under the 2005 Equity Plan shall be determined by the Board, based on a service condition or on one or more of the following performance criteria: (i) earnings per share; (ii) earnings before interest and taxes; (iii) earnings before interest, taxes and depreciation and/or amortization; (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net operating income; (xii) net operating income after tax; (xiii) pre-tax profit; (xiv) operating cash flow; (xv) sales or revenue targets; (xvi) increases in revenue or product revenue; (xvii) expenses and cost reduction goals; (xviii) improvement in or attainment of working capital levels; (xix) economic value added (or an equivalent metric); (xx) market share; (xxi) cash flow; (xxii) cash flow per share; (xxiii) share price performance; (xxiv) debt reduction; (xxv) implementation or completion of projects or processes; (xxvi) customer satisfaction; (xxvii) stockholders' equity; and (xxviii) other measures of performance selected by the Board.

The Board is authorized at any time in its sole discretion, to adjust or modify the calculation of a performance goal for a performance period in order to prevent the dilution or enlargement of the rights of participants, (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting GSI, or the financial

statements of GSI, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; or (iii) in view of the Board's assessment of the business strategy of GSI, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. Specifically, the Board is authorized to make adjustment in the method of calculating attainment of performance goals and objectives for a performance period as follows: (x) to exclude the dilutive effects of acquisitions or joint ventures; (y) to assume that any business divested by GSI achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; and (z) to exclude the effect of any change in the outstanding shares of common stock of GSI by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends. In addition, the Board is authorized to make adjustment in the method of calculating attainment of performance goals and objectives for a performance period as follows: (A) to exclude restructuring and/or other nonrecurring charges; (B) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (C) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (D) to exclude the effects to any statutory adjustments to corporate tax rates; (E) to exclude the impact of any "extraordinary items" as determined under generally accepted accounting principles; and (F) to exclude any other unusual, non-recurring gain or loss or other extraordinary item.

Compensation attributable to performance-based stock awards under the 2005 Equity Plan will qualify as performance-based compensation, provided that: (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) the Compensation Committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied.

Dissolution or Liquidation

In the event of a dissolution or liquidation of GSI, unless otherwise determined by the Board in its sole discretion, all outstanding stock awards (other than stock awards consisting of vested and outstanding shares of common stock not subject to GSI's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of common stock subject to GSI's repurchase option may be repurchased by GSI notwithstanding the fact that a holder of a stock award is providing continuous service.

Changes to Capital Structure

If any change is made to the outstanding shares of GSI's common stock without GSI's receipt of consideration (whether through a stock split or other specified change in the capital structure of GSI), appropriate adjustments will be made to: (i) the maximum number and/or class of securities issuable under the 2005 Equity Plan, (ii) the maximum number and/or class of securities for which any one person may be granted options and/or stock appreciation rights or performance-based stock awards per calendar year pursuant to the Section 162(m) Limitation, and (iii) the number and/or class of securities and the price per share in effect under each outstanding stock award under the 2005 Equity Plan.

Corporate Transactions; Changes in Control

Under the 2005 Equity Plan, unless otherwise provided in a written agreement between GSI or any affiliate and the holder of the stock award, in the event of a corporate transaction (as specified in the 2005 Equity Plan and described below), all outstanding stock awards under the 2005 Equity Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by individuals whose continuous service with GSI or its affiliates has not terminated prior to the effective date of the corporate transaction or was terminated within the three-month period prior to the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will terminate if not exercised prior to the effective date of the corporate transaction, and (ii) with respect to any stock awards that are held by individuals whose continuous service with GSI or its affiliates

terminated more than three-months prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will not be accelerated and such awards will terminate if not exercised prior to the effective date of the corporate transaction (except that any reacquisition or repurchase rights held by GSI with respect to such stock awards shall not terminate and may continued to be exercised notwithstanding the corporate transaction). In the event a stock award will terminate if not exercised, the Board may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but will receive a payment equal to the excess of the value of the property the holder would have received upon exercise over any exercise price.

Other stock awards, such as stock purchase awards, may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity (or its parent company) in the corporate transaction. If such repurchase or forfeiture rights are not assigned, then such stock awards will become fully vested.

For purposes of the 2005 Equity Plan, a corporate transaction will be deemed to occur in the event of (i) a sale of all or substantially all of the consolidated assets of GSI and its subsidiaries, (ii) the sale of at least 90% of the outstanding securities of GSI, (iii) the consummation of a merger or consolidation in which GSI is not the surviving corporation, or (iv) the consummation of a merger or consolidation in which GSI is the surviving corporation but shares of GSI's outstanding common stock are converted into other property by virtue of the transaction.

The Board has the discretion to provide that a stock award under the 2005 Equity Plan will immediately vest as to all or any portion of the shares subject to the stock award (i) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (ii) in the event a participant's service with GSI or a successor entity is terminated, actually or constructively, within a designated period following the occurrence of certain specified change in control transactions (as defined in the 2005 Equity Plan). Stock awards held by participants under the 2005 Equity Plan will not vest on such an accelerated basis unless specifically provided by the participant's applicable award agreement.

Duration, Termination and Amendment

The Board may suspend or terminate the 2005 Equity Plan without stockholder approval or ratification at any time. Unless sooner terminated, the 2005 Equity Plan will terminate on March 8, 2015.

The Board may amend or modify the 2005 Equity Plan at any time. However, no amendment shall be effective unless approved by the stockholders of GSI to the extent stockholder approval is necessary to satisfy applicable law.

The Board also may submit for stockholder approval any other amendment to the 2005 Equity Plan intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Prior Stockholder Approval Required for Repricing, or Cancellation and Regrant

Unless GSI's stockholders have previously approved such an action, GSI does not have the authority to either reprice any outstanding stock awards under the 2005 Equity Plan, cancel and re-grant any outstanding stock awards under the 2005 Equity Plan, or buyout any underwater options for cash.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to employees and GSI with respect to participation in the 2005 Equity Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside. This discussion is intended for the information of stockholders considering how to vote at the Annual Meeting and not as tax guidance to the participants in the 2005 Equity Plan, as the consequences may vary with the types of awards made, the identity of the participants and the method of payment.

Incentive Stock Options. Incentive stock options granted under the 2005 Equity Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There

generally are no federal income tax consequences to the participant or GSI by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares (a "qualifying disposition") will be a long-term capital gain or loss. Upon such a qualifying disposition, GSI will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price, or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally GSI will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, GSI will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which such ordinary income is recognized by the participant.

However, if the shares acquired upon exercise of the nonstatutory stock option are unvested and subject to repurchase by GSI in the event of the participant's termination of service prior to vesting in those shares, the participant will not recognize any taxable income at the time of exercise, but will have to report as ordinary income, as and when GSI's repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses, over (ii) the exercise price paid for the shares. The participant may, however, elect (within 30 days from the date of exercise) under Section 83(b) of the Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date, over (ii) the exercise price paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the repurchase right lapses. GSI is required to withhold on ordinary income realized from the exercise and/or vesting of shares acquired pursuant to a nonstatutory stock option.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year from the date(s) such stock resulted in ordinary income to a participant as described in the prior two paragraphs.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, GSI is required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a reporting obligation, GSI will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant.

Stock Purchase Awards and Stock Bonus Awards. Upon receipt of a stock purchase or stock bonus award, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the shares on the date of issuance over the purchase price, if any, paid for those shares. GSI will be entitled (subject to the requirement

of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which such ordinary income is recognized by the participant.

However, if the shares issued upon the grant of a stock purchase or stock bonus award are unvested and subject to repurchase by GSI in the event of the participant's termination of service prior to vesting in those shares, the participant will not recognize any taxable income at the time of issuance, but will have to report as ordinary income, as and when GSI's repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses, over (ii) the purchase price, if any, paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of issuance an amount equal to the excess of (x) the fair market value of the shares on the date of issuance, over (y) the purchase price, if any, paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the repurchase right lapses.

Upon disposition of the stock acquired upon the receipt of a stock purchase or stock bonus award, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon issuance (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Stock Unit Awards. No taxable income is recognized upon receipt of a stock unit award. The participant will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. The participant and GSI will be required to satisfy certain tax withholding requirements applicable to such income. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a tax reporting obligation, GSI will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from GSI, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if such awards are granted by a compensation committee comprised solely of "outside directors" and the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant.

Compensation attributable to stock options or stock appreciation rights with exercise or strike prices less than fair market value on the date of grant, stock purchase awards, stock bonus awards, and stock unit awards will qualify as performance-based compensation, provided that: (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) the Compensation Committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied, and (iv) prior to the granting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

New Plan Benefits

No stock awards have been granted under the 2005 Equity Plan on the basis of the share increase that forms part of this Proposal. Since benefits under the 2005 Equity Plan will depend on the individuals selected at the discretion of the Board and/or the Compensation Committee to receive stock awards, the number of shares to be awarded and the fair market value of our common stock at various future dates, it is not possible at this time to determine the benefits that will be received under the Plan by all eligible employees, officers, directors or consultants.

PROPOSAL 3 — APPROVAL OF THE GSI COMMERCE, INC. LEADERSHIP TEAM INCENTIVE PLAN

General

On August 7, 2007 the Compensation Committee of the Board of Directors of GSI (the "Committee") adopted the GSI Commerce, Inc. Leadership Team Incentive Plan, expressly contingent on stockholder approval at the Annual Meeting as to payments for the 2008 year. On April 10, 2007 the Committee adopted the amended and restated GSI Commerce, Inc. Leadership Team Incentive Plan (as amended and restated, the "Bonus Plan"), expressly contingent on stockholder approval at the Annual Meeting as to payments for the 2008 year. The Board of Directors has directed that the proposal to approve the Bonus Plan be submitted to GSI's stockholders for their approval at the Annual Meeting. Stockholder approval is being sought so that the compensation attributable to incentive awards under the Bonus Plan may qualify for an exemption from the $1,000,000 deduction limit under section 162(m) of the Code.

The Bonus Plan provides for both a performance-based incentive and a retention incentive. The Bonus Plan first establishes a performance-based incentive by requiring achievement of specific financial targets over an annual period in order to determine the ultimate value of an award under the Bonus Plan. In addition, the Committee has imposed a continued service requirement with respect to any award under the Bonus Plan, which, by requiring that the recipient remains employed by GSI both on the last day of the performance period and on the award payment date, provides an additional executive retention incentive. In addition, the Committee may pay awards in the form of options or stock which are, themselves, subject to a vesting schedule or to additional performance requirements.

The Committee believes that the Bonus Plan will further GSI's compensation structure and strategy and encourage results-oriented actions on the part of identified senior managers of GSI. GSI's ability to attract, retain and motivate top quality senior management employees is material to GSI's success, and the Committee has concluded that this would be enhanced by GSI's ability to make awards under the Bonus Plan. The Committee believes that the interests of GSI and its stockholders will be advanced if GSI can closely align financial rewards to senior management employees with the achievement of specific performance objectives by GSI. If the stockholders do not approve the Bonus Plan, no awards will be paid to employees who are covered employees within the meaning of section 162(m) of the Code ("Officers") under the Bonus Plan regardless of whether the awards would otherwise be earned. If the stockholders do not approve the Bonus Plan with respect to Officers, the Board of Directors may adopt, or may not adopt, another bonus plan for the benefit of such individuals, and may determine in its discretion to operate the Bonus Plan with respect to employees who are not Officers.

If approved by the stockholders, the Bonus Plan will be effective as of December 30, 2007.

The material terms of the Bonus Plan are summarized below. A copy of the full text of the Bonus Plan is attached to this proxy statement as Appendix B. This summary of the Bonus Plan is not intended to be a complete description of the Bonus Plan and is qualified in its entirety by the actual text of the Bonus Plan to which reference is made.

Material Features of the Bonus Plan

Administration. The Bonus Plan will be administered by the Committee that will be comprised of at least two outside directors, each of whom is intended to qualify as an "outside director" within the meaning of

Section 162(m)(4)(c)(i) of the Code and as a "non-employee director" within the meaning of Rule 16-b(3) under the Exchange Act.

The Committee will determine all awards to employees who are Officers of GSI. To the extent that the Committee, CEO, individual or other committee administers the Bonus Plan, all references to Administrator herein will be deemed to refer to such Committee, CEO, individual or other committee.

The Administrator has the authority to (i) establish rules and regulations relating to the Bonus Plan, (ii) interpret the Bonus Plan and those rules and regulations, (iii) select participants for the Bonus Plan, (iv) determine each participant's target award, performance goals, and actual award, (v) make all factual and other determinations in connection with the Bonus Plan, and (vi) take all other actions necessary or appropriate for the proper administration of the Bonus Plan, including delegation of such authority or power, where appropriate. The determinations of the Administrator are made in its sole discretion and are final, binding and conclusive.

Eligibility for Participation. All senior managers of GSI and its subsidiaries are eligible to participate in the Bonus Plan as identified and designated by the Administrator for each performance period.

Target Awards and Performance Goals. At the beginning of each performance period, the Administrator will establish a target award for each participant that will be expressed as a percentage of the participant's base salary. Unless the Administrator determines otherwise, each performance period will consist of an annual period beginning on the first day of the fiscal year, and ending on the last day of the fiscal year. Target awards will be based on a number of factors, including, but not limited to, (i) market competitiveness of the position, (ii) job level, (iii) base salary level, (iv) past individual performance, and (v) expected contribution to future Company performance and business impact. The Administrator will also establish a maximum award that may be paid for the performance period, which will remain fixed for the entire performance period, for each participant who is an Officer of GSI.

The Bonus Plan permits the Administrator to impose and specify objective performance goals that must be met with respect to the awards earned by the participants under the Bonus Plan. Generally, prior to, but not more than 90 days after the beginning of the performance period or the date on which 25% of the performance period has been completed (whichever is earlier), the Administrator will establish in writing (i) the performance goals that must be met, (ii) the threshold, target, and maximum amounts that may be paid if the applicable performance goals are met, and (iii) any other conditions that the Administrator deems appropriate and consistent with the Plan, and in the case of employees who are Officers of GSI, in compliance with section 162(m) of the Code. The performance goals for each participant who is an Officer of GSI for each performance period are intended to satisfy the requirements for "qualified performance-based compensation" under section 162(m) of the Code.

The performance goals, to the extent designed to meet the requirements of section 162(m) of the Code, will be based on one or more of the following measures: EBT (earnings before tax), earnings, adjusted earnings, earnings per share, adjusted EBITDA (earnings before interest, taxes, depreciation, amortization and stock based compensation expense), net income, non-GAAP income from operations, non-GAAP net income (provided that net income is determined net of amounts payable under this Plan), net earnings, operating or other earnings, operating or other margin, variable contribution margin, profits, gross profit, revenues, net cash flow, free cash flow, financial return ratios, return on assets, stock price, stockholder return, return on equity, growth in assets, unit volume, sales, or market share, cost containment, cost reduction, employee metrics (e.g., reduced turnover, etc.), customer service metric (e.g., call abandonment rate), fulfillment metric (e.g., units per hour), technology metric (e.g., uptime), business development metric (e.g., partner renewals), partner satisfaction, projects delivered, service quality or quality improvements or other similar metrics. The foregoing measures may be based on the employee's business unit or the performance of GSI and its parents, subsidiaries and affiliates as a whole, or any combination of the foregoing.

Each participant will earn an award for a performance period based on the level of achievement of the performance goals established by the Administrator. The Administrator will have the discretion to interpolate between threshold, target and maximum levels to determine the level of achievement of the performance goals and the amount of the corresponding award for achievement of the performance goals. The maximum award that may be paid to an employee who is an Officer of GSI for a performance period will not exceed $5,000,000. The

Administrator may establish a lower maximum award for an employee who is an Officer of GSI as it deems necessary or appropriate.

Performance-Vested Grants. In addition to target awards described above, the Administrator may award performance-vested grants under the Bonus Plan in the form of shares of common stock, stock units, options or cash, or any combination thereof, which vest with reference to the performance goals specified by the Administrator. The performance goals applicable to a particular performance-vested grant do not have to be identical to the specific performance goals applicable to a particular target award. Except as may be otherwise provided in the relevant performance-vested grant award agreement, all performance-vested grants will be subject to the terms and conditions applicable to target awards under the Bonus Plan described herein; provided however, that no provision contained in a performance-vested grant award agreement to any Officer of GSI will be inconsistent with the intended treatment of performance-vested grants as "qualified performance-based compensation" under section 162(m) of the Code.

Payment of Awards. The Administrator will certify and announce to the participants the awards that will be paid by GSI as soon as practicable following the final determination of GSI's financial results for the performance period. Target awards will be paid in shares of common stock, stock units, options or cash, or a combination of shares of common stock, stock units, options or cash as soon as practicable after the close of the performance period, but in no event later than two and one-half months after the close of the performance period; provided that, if the Administrator determines that an award will be subject to a vesting schedule then such award will be payable in accordance with the applicable vesting schedule set forth in the award agreement. With respect to employees who are Officers of GSI who participate in the Bonus Plan, the Administrator will certify in writing that the performance goals and other material terms have been met prior to payment of any awards under the Bonus Plan to such employees.

The portion of a participant's award that the Administrator determines will be paid in stock units or options, if any, will be equal to the result of dividing the amount of the award to be converted to stock units by the fair market value of a share of common stock as of the date of the award for stock units, or in the case of options, by the fair market value as the Committee in its sole discretion determines. All stock units or options awarded under the Bonus Plan will vest according to the schedule determined by the Administrator on the date of the award and set forth in the participant's award agreement. Unless provided otherwise in the Bonus Plan, a participant's award agreement or employment agreement, if any, with GSI, a participant will immediately forfeit all unvested stock units or options if the participant incurs a cessation of continuous service prior to fully vesting in the participant's stock units or options. However, in the event of the participant's death or disability, or consummation of a change in control, if and to the extent that the relevant grant instrument, plan provision or agreement provides for it, a participant will fully vest in all unvested stock units or options.

Participants must be employed on the last day of the performance period and on the payment date to be eligible for an award from the Bonus Plan, except as the Administrator may otherwise determine. However, in the event of a participant's death or disability, the Committee may determine in its sole discretion that pro rata portion of the participants award will be paid, based on actual achievement of performance goals for the prorated performance period and calculated in whole months based on the relative time spent in the eligible position during the performance period. In the event that following a change in control GSI terminates the participant's employment without cause or the participant resigns for good reason, if applicable and as defined or provided for in the relevant grant instrument, plan provision or agreement, the participant will be paid a pro rata portion of the participants award.

The Administrator may permit participants to elect to defer amounts payable or distributable under the Bonus Plan to the Leadership Team Deferral Plan or any successor thereto or another comparable deferred compensation plan. The Administrator will have the authority to amend the Leadership Team Deferral Plan or comparable deferred compensation plan as the Administrator deems necessary or appropriate to coordinate the provisions of such plan with the Bonus Plan.

The Administrator may establish appropriate terms and conditions to accommodate newly-hired and promoted employees, consistent, in the case of employees who are Officers of GSI, with section 162(m) of the Code.

Adjustment Provisions. At any time prior to the final determination of awards for participants other than Officers of GSI, the Administrator may adjust the performance goals and target awards to reflect (i) a change in corporate capitalization (such as a stock dividend or stock split), or (ii) a corporate transaction (such as a merger, reorganization, separation, consolidation or partial or complete liquidation), or (iii) equitably the occurrence of an extraordinary event, any change in applicable accounting rules or principles, any change in GSI's method of accounting, or any change in applicable law.

Amendment and Termination of the Bonus Plan. The Administrator may amend or terminate the Bonus Plan at any time, subject to stockholder approval if such approval is required under any applicable laws or stock exchange requirements. With respect to Officers, the Bonus Plan must be re-approved by GSI's stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which the stockholders previously approved the Bonus Plan, or at such other times, if any, if required by section 162(m) of the Code.

Restrictions on Awards and Transfers; No Right of Employment. Except upon death, a participant's right and interest under the Bonus Plan may not be assigned or transferred. The granting of any award does not create any rights in the participant with respect to the participant's continued employment with GSI.

Federal Income Tax Consequences

The following provides only a general description of the application of federal income tax laws to awards under the Bonus Plan. This discussion is intended for the information of stockholders considering how to vote at the Annual Meeting and not as tax guidance to participants in the Bonus Plan, as the consequences may vary with the types of awards made, the identity of the participants and the method of payment. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local or foreign tax laws.

From the participants' standpoint, as a general rule, the granting of an award will not result in taxable income to the participant. The participant will generally recognize ordinary income upon payment of the award, provided, however, that grants subject to additional vesting or performance requirements will not generally be taxable until earned. Assuming as expected that compensation paid under the Bonus Plan is "qualified performance-based compensation" under section 162(m) of the Code, GSI will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the participant.

Section 162(m) of the Code generally disallows a publicly-held corporation's tax deduction for compensation paid to its chief executive officer or any of its four other most highly compensated officers in excess of $1,000,000 in any year. Compensation that qualifies as "performance-based compensation" is excluded from the $1,000,000 deductibility cap, and therefore remains fully deductible by the corporation that pays it. GSI intends that incentive awards granted under the Bonus Plan will qualify as "performance-based compensation" and the Administrator will condition such grants on the achievement of specific performance goals in accordance with the requirements of section 162(m) of the Code.

While it is intended that the incentive awards will not be subject to section 409A of the Code, a participant's award may be subject to a 20% excise tax in addition to ordinary income tax inclusion at the time the award becomes vested, plus interest, if the award constitutes "deferred compensation" under section 409A of the Code and the requirements of section 409A of the Code are not satisfied. To the extent a participant's award is paid in cash or Common Stock, such cash amounts or Common Stock will not be subject to section 409A of the Code. However, if a participant's award is paid in restricted stock units or options granted at other than a fair market value excise price, such amounts will be subject to section 409A of the Code. Accordingly, all grants of stock units will be intended to comply with the requirements of section 409A of the Code. Because the rules under section 409A of the Code are substantially uncertain at this time, the Bonus Plan and award agreements permit the Administrator to amend the Bonus Plan and award agreements to effect compliance with all the requirements of section 409A of the Code.

GSI may deduct from a participant's award any and all federal, state and local taxes or other amounts required by law to be withheld.

New Plan Benefits

The amounts payable under the Bonus Plan for 2008 cannot be determined until after the 2008 fiscal year is completed and achievement of the various performance goals is determined. Accordingly, the benefits or amounts of awards, if any, that will be received by or allocated to: (a) our Chief Executive Officer; (b) our Chief Financial Officer; (c) each of our other Named Officers; (d) the executive officers of the Company as a group; and (e) Company employees who are not executive officers as a group, are not yet determinable. Directors of GSI who are not employees do not participate in the Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* PROPOSAL 3.

PROPOSAL 4 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Information

The Audit Committee of the Board has appointed Deloitte & Touche LLP as GSI's independent registered public accounting firm for fiscal 2008. Services provided to the Company and its subsidiaries by Deloitte & Touche LLP in fiscal 2007 are described under "Independent Registered Public Accounting Firm Fees."

GSI is asking its stockholders to ratify the selection of Deloitte & Touche LLP as its independent registered public accounting firm. Although ratification is not required by GSI's amended and restated bylaws or otherwise, the Board of Directors is submitting the selection of Deloitte & Touche LLP to its stockholders for ratification as a matter of good corporate practice.

Representatives of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make such statements as they may desire.

The Board of Directors recommends that stockholders vote "FOR" ratification of the appointment of Deloitte & Touche LLP as GSI's independent registered public accounting firm for fiscal 2008.

In the event stockholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee and the Board of Directors. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of GSI and its stockholders.

Independent Registered Public Accounting Firm Fees

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") served as GSI's independent registered public accounting firm in fiscal 2007 and 2006 for the purposes of auditing GSI's annual consolidated financial statements, auditing the effectiveness of GSI's internal controls over financial reporting and reviewing GSI's quarterly financial statements. The aggregate expenses, including fees billed to GSI, for professional services rendered by Deloitte & Touche for fiscal 2007 and 2006 were as follows:

Services Rendered(1)	2007	2006
Audit Fees	$1,527,758	$1,296,701
Audit-Related Fees	13,273	44,000
Tax Fees	113,065	187,300
All Other Fees	1,500	—
Total	$1,655,596	$1,528,001

(1) The aggregate fees included in Audit Fees are fees billed *for* the fiscal years. The aggregate fees included in each of the other categories are fees billed *in* the fiscal years.

Audit Fees for fiscal 2007 and 2006 were for professional services rendered for the integrated audit of GSI's consolidated financial statements, including auditing the effectiveness of GSI's internal controls over financial reporting, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements. Audit fees for fiscal 2007 also included professional services rendered in connection with audit procedures performed related to GSI's registration statements on Form S-8 and Form S-3 and professional services rendered in connection with audit procedures performed related to the acquisition of Accretive Commerce, Inc.

Audit-Related Fees for fiscal 2007 and 2006 were for audits of GSI's 401(k) Plan and audit services related to a governmental incentive program.

Tax Fees for fiscal 2007 and 2006 were for professional services for federal and state tax compliance, tax advice, and tax planning.

Other Fees for fiscal 2007 were for a subscription to an on-line research library.

Pre-Approval Policies and Procedures. The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by Deloitte & Touche. All audit-related services, tax services and other services must be pre-approved by the Audit Committee. In accordance with GSI's policy and applicable SEC rules and regulations, the Audit Committee pre-approves services provided to GSI by Deloitte & Touche ("Auditor Services"). Pre-approval is detailed as to the particular service or category of services. If Auditor Services are required prior to a regularly scheduled Audit Committee meeting, a member of the Audit Committee is authorized to approve such services, provided that they are consistent with GSI's policy and applicable SEC rules and regulations, and that the full Audit Committee is advised of such services at the next regularly scheduled Audit Committee meeting. For fiscal 2007 and 2006, all audit and non-audit services described above were pre-approved by the Audit Committee. The Audit Committee has considered and concluded that the provision of such audit and non-audit services by Deloitte & Touche was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information, as of April 21, 2008, concerning the beneficial ownership of GSI Common Stock by:

- each person known by GSI to be the beneficial owner of five percent or more of GSI's outstanding Common Stock;
- each Named Officer (as defined in the Summary Compensation Table) and each director and director nominee; and
- the directors, director nominees and executive officers of GSI as a group.

Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares. The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission. Accordingly, they include securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options or warrants within 60 days of April 21, 2008 or which are issuable upon the vesting of outstanding unvested restricted stock or restricted stock units, referred to as RSUs, within 60 days of April 21, 2008. Beneficial ownership may be disclaimed as to certain of the securities. The business address of GSI's executive officers and directors is the same as GSI's address.

Name, Position and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares
Michael G. Rubin(1)(2) Chairman, President and Chief Executive Officer	7,606,279	15.62%
Michael R. Conn(3) Executive Vice President, Finance and Chief Financial Officer	257,378	*
Stephen J. Gold Executive President and Chief Information Officer	40,291	*
J. Scott Hardy(4) Executive Vice President, Business Management	11,359	*
Damon Mintzer(5) Executive Vice President, Sales	255,706	*
M. Jeffrey Branman(6) Director	96,119	*
Ronald D. Fisher(7) Director	75,000	*
John A. Hunter(8) Director	25,000	*
Mark S. Menell(9) Director	14,619	*
Jeffrey F. Rayport(10) Director	96,119	*
Michael J. Donahue(11) Director	12,429	*
Lawrence S. Smith(12) Director	30,196	*
Andrea M. Weiss(13) Director	11,429	*

Name, Position and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares
FMR LLC(14) Edward C. Johnson 3d 82 Devonshire Street Boston, MA 02109	4,913,250	10.38%
Liberty Media Corporation(1)(15) 12300 Liberty Boulevard Englewood, CO 80112 QVC, Inc. QK Holdings, Inc. 1200 Wilson Drive West Chester, PA 19380	9,248,968	19.54%
SOFTBANK Capital Partners LP(1)(16) SOFTBANK Capital LP SOFTBANK Capital Advisors Fund LP SOFTBANK Capital Partners LLC SB Capital Managers LLC 1188 Centre Street Newton Center, MA 02459	8,153,850	17.23%
Wells Fargo & Company (17) Wells Capital Management Incorporated Wells Fargo Funds Management, LLC Wells Fargo Bank, National Association 525 Market Street San Francisco, CA 94105	3,017,194	6.37%
All executive officers and directors as a group (15 persons)(18)	9,010,969	18.06%

* Less than one percent.

(1) Unless specifically stated herein, shares held by Mr. Rubin, Liberty Media Corporation, QVC, Inc. QK Holdings, Inc., or SOFTBANK affiliates are not beneficially owned by each other. Mr. Rubin, Liberty Media Corporation, QVC, Inc. QK Holdings, Inc., and SOFTBANK have each granted a right to vote all of their shares, solely with respect to the election of directors, as set forth in the voting agreements described on pages 4-5.

(2) Includes 1,350,000 shares issuable upon exercise of options that are exercisable within 60 days of April 21, 2008. Mr. Rubin has pledged a total of 4,400,000 shares of common stock held by him to Bear Stearns Securities Corp. as security for a margin loan.

(3) Includes 240,000 shares issuable upon exercise of options that are exercisable within 60 days of April 21, 2008. Does not include 1,028 shares of Common Stock and 600 shares issuable upon exercise of options that are exercisable within 60 days of April 21, 2008 held by Mr. Conn's spouse, all as to which Mr. Conn disclaims beneficial ownership, because Mr. Conn does not have investment or voting power over these shares.

(4) Includes 11,359 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 21, 2008.

(5) Includes 240,000 shares issuable upon exercise of options that are exercisable within 60 days of April 21, 2008.

(6) Includes 82,212 shares issuable upon exercise of options that are exercisable within 60 days of April 21, 2008 or which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 21, 2008.

(7) Includes 75,000 shares issuable upon exercise of options that are exercisable within 60 days of April 21, 2008. Does not include (a) 4,060,226 shares of Common Stock held by SOFTBANK Capital Partners LP; (b) 3,990,398 shares of Common Stock held by SOFTBANK Capital LP; or (c) 103,226 shares of Common Stock held by SOFTBANK Capital Advisors Fund LP, because Mr. Fisher does not have investment or voting power over these shares. Mr. Fisher is a managing general partner of SOFTBANK Capital Partners LP and is SOFTBANK's designee to GSI's Board of Directors.

(8) Includes 25,000 shares issuable upon exercise of options that are exercisable within 60 days of April 21, 2008. Mr. Hunter disclaims beneficial ownership of any shares held by Liberty Media Corporation and its affiliates or subsidiaries because Mr. Hunter does not have investment or voting power over such shares. Mr. Hunter is senior vice president of customer services for QVC Inc., a subsidiary of Liberty Media Corporation. Mr. Hunter is Liberty's designee to GSI's Board of Directors.

(9) Includes 8,712 shares issuable upon exercise of options that are exercisable within 60 days of April 21, 2008 or which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 21, 2008.

(10) Includes 90,212 shares issuable upon exercise of options that are exercisable within 60 days of April 21, 2008 or which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 21, 2008.

(11) Includes 2,212 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 21, 2008.

(12) Includes 18,800 shares owned in an individual retirement investment account, 600 shares owned by a family partnership, the general partner of which is controlled by Mr. Smith, 4,796 shares owned in irrevocable trusts and 3,000 shares owned by a family charitable foundation of which Mr. Smith's wife is a trustee.

(13) Includes 2,212 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 21, 2008.

(14) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008. The filing indicates that (i) FMR LLC had sole dispositive power for 4,913,250 shares of Common Stock and (ii) Edward C. Johnson 3d, chairman and large stockholder of FMR LLC, had sole dispositive power for 4,913,250 shares of Common Stock. These shares represented 4,913,250 shares of Common Stock beneficially owned by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC, as a result of acting as investment advisor to various investment companies (referred to as "Funds"), including Fidelity Mid Cap Stock Fund, which owns 4,579,817 shares of Common Stock and 333,333 shares of Common Stock issuable upon conversion of $10.0 million principal amount of GSI's 2.5% convertible senior notes due 2027 held by the Funds. Fidelity carries out the voting of the 4,913,250 shares of Common Stock it beneficially owns under written guidelines established by the Funds' Boards of Trustees.

(15) Based, in part, on a Schedule 13D/A filed with the Securities and Exchange Commission on September 1, 2006. The filing indicates that each of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. had shared voting power and sole dispositive power for 9,428,968 shares of Common Stock.

(16) Based, in part, on a Schedule 13D/A filed with the Securities and Exchange Commission on June 2, 2005. Includes (a) 4,060,226 shares of Common Stock held by SOFTBANK Capital Partners LP; (b) 3,990,398 shares of Common Stock held by SOFTBANK Capital LP; and (c) 103,226 shares of Common Stock held by SOFTBANK Capital Advisors Fund LP. Each of SOFTBANK Capital Partners LP, SOFTBANK Capital LP, SOFTBANK Capital Advisors Fund LP, SOFTBANK Capital Partners LLC and SB Capital Managers LLC disclaims beneficial ownership of securities owned by any other person or entity, except to the extent of its respective pecuniary interest, if any, therein. SB Capital Managers LLC is a member of SOFTBANK Capital Partners LLC, the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP. All investment decisions on behalf of SOFTBANK Capital Partners LLC must be approved by SB Capital Managers LLC.

(17) Based, in part, on a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2008.

(18) Includes (i) 8,171,013 shares of Common Stock beneficially owned in the aggregate by the Named Officers as set forth in this table (of which 1,841,359 are issuable upon exercise of options that are exercisable within 60 days of April 21, 2008 or which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 21, 2008); (ii) 360,911 shares of Common Stock beneficially owned in the aggregate by the directors (other than Mr. Rubin) as set forth in this table (of which 285,560 are issuable upon exercise of options that are exercisable within 60 days of April 21, 2008 or which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 21, 2008); and (iii) 479,045 shares of Common Stock beneficially owned in the aggregate by executive officers (other than Named Officers) (of which 445,000 are issuable upon exercise of options that are exercisable within 60 days of April 21, 2008).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Our Compensation Program

The compensation paid to our executive officers is structured into four broad categories:

- base salary;
- performance-based cash bonuses under our leadership bonus plan;
- equity-based compensation under our 2005 Equity Plan;
- other compensation, including non-performance based bonuses, 401(k) matching contributions, and perquisites and other personal benefits.

Our overall compensation program with respect to our executive officers is designed to achieve the following objectives:

- to provide our executive officers with compensation that reflects their overall experience, position and responsibilities with us and expected contributions;
- to link a portion of the compensation of these officers with the achievement of our annual and long-term performance goals, and in doing so, to reward the success and performance of these officers;
- to support and encourage our financial growth and development;
- to encourage experienced, talented executives from larger companies to join a relatively smaller but fast-growing company with a relatively shorter operating history;
- to motivate our executive officers to continually provide excellent performance throughout the year;
- to retain the services of our executive officers so that they will continue to contribute to and be a part of our long-term success;
- to offer to our executive officers benefits and perquisites comparable to those offered by other public companies operating in similar industries with which we compete for talent, or other companies from which we seek to attract executives;
- to encourage the career growth, promotion and advancement of our executive officers and other employees; and
- to align the interests of our executive officers with those of our stockholders by ensuring that our executive officers receive their maximum potential compensation amounts only when stockholders are appropriately rewarded.

Determination of Compensation for Named Officers Other than Our Chief Executive Officer

Overall Compensation Program. Pursuant to our bylaws, compensation paid to officers at the senior vice president level and above, including all of our executive officers, must be approved by our Board of Directors or Compensation Committee. Mr. Rubin or his designee can determine compensation for officers at the vice president level and below. For purposes of this Compensation Discussion and Analysis only, and except where the context otherwise requires, references to our "Named Officers" means all of the executive officers named in the Summary Compensation Table on page 43 of this proxy statement, except for Mr. Rubin, our president and chief executive officer.

With respect to the Named Officers each of the four main components of compensation are determined as part of a total compensation amount. Each component serves to meet one or more of our compensation objectives, and we discuss the particular objectives of each component in our discussion of each element of tòtal compensation below. In conjunction with our Compensation Committee and our compensation consultants, we have assessed the components of our total compensation program and believe that it operates well to serve the current, short-term and

long-term compensation needs of the Named Officers, as well as to meet the objectives of our compensation program stated above.

In 2003, the Compensation Committee engaged KPMG Compensation Consulting to act as independent compensation consultant to the Compensation Committee and prepare a compensation study and recommendations with respect to our compensation policies and procedures, including with respect to executive compensation. At the request of the Compensation Committee, KPMG Compensation Consulting updated the study and recommendations in 2005 with respect to executive compensation. We believe that KPMG Compensation Consulting was independent because, prior to our engagement of KPMG Compensation Consulting in 2003, neither KPMG Compensation Consulting nor KPMG LLP had provided any services to us or any of our subsidiaries.

The total amounts of executive compensation were established in consideration of the compensation study prepared in 2003 by KPMG Compensation Consulting and the update to this study prepared in 2005 by KPMG Compensation Consulting. KPMG Compensation Consulting and the Compensation Committee carefully considered the composition of an appropriate peer group, referred to as the 2005 Peer Group, in light of the unique nature of our business which varies greatly and encompasses several industries, including retail, ecommerce, outsourcing, business services, technology and marketing. The companies included in the 2005 Peer Group represent companies in these industries with revenues similar in size to those of our company. We believe that the 2005 KPMG Compensation Consulting study and the 2005 Peer Group continued to provide an appropriate benchmark for Named Officer compensation in fiscal year 2007.

The 2005 Peer Group included the following companies:

- Alloy Inc.
- AQuantive, Inc.
- Ask Jeeves, Inc.
- Chicos FAS, Inc.
- CNET Networks, Inc.
- Dick's Sporting Goods, Inc.
- Digital River, Inc.
- Digitas Inc.
- Doubleclick Inc.
- Gateway, Inc.
- Hot Topic, Inc.
- infoUSA Inc.
- Interactive Data Corporation
- Pacific Sunwear of California, Inc.
- priceline.com Incorporated
- Provide Commerce, Inc.
- Sharper Image Corporation
- The Sports Authority, Inc.
- Ann Taylor Stores Corp.
- Urban Outfitters, Inc.

In fiscal 2005, our Compensation Committee set the total compensation of our senior executives, including the Named Officers, at approximately the 60th to 75th percentile of the 2005 Peer Group for the appropriate level and area of responsibility of each Named Officer. We established a total compensation amount that was higher than the 2005 Peer Group median for several reasons. We believe it is important for our compensation to be competitive and attractive when compared to other companies in the 2005 Peer Group and to ensure we are able to recruit from companies in the 2005 Peer Group and companies not in the 2005 Peer Group in order to acquire the talent to lead the Company. Because we are experiencing a high level of growth, we desire to attract executives who will be able to lead an organization that is larger than we are today. We believe that setting compensation above the mean for the 2005 Peer Group supports this objective. We believe an attractive compensation program materially aids us in our search for talented executive personnel. It also allows us to offer a suitable reward to both new and existing executive officers dedicating time and energy to a company that is experiencing a high level of growth.

The total compensation amount for our Named Officers was also established relative to our officers at levels above and below them, which we believe rewards them for increased levels of knowledge, experience and responsibility. To create an atmosphere of fairness in our compensation setting, we make an effort to maintain a reasonable level of parity in compensation among Named Officers and other officers of the same or similar rank, although we do permit some deviation in individual total compensation amounts to reward particular executives for individual personal achievement, overall contribution to the success of the organization and to better reflect the differentials in total compensation within the 2005 Peer Group for executives with different roles and responsibilities.

For fiscal 2007, Mr. Rubin made recommendations to the Compensation Committee as to the total compensation package for each Named Officer and as to the components of each compensation package. Mr. Rubin consulted with James F. Flanagan, our executive vice president of human resources, in making these

recommendations to the Compensation Committee. The allocation between each of the elements comprising the total compensation, including cash and non-cash compensation, was based on the 2005 KPMG Compensation Consulting study.

For fiscal 2008, the Compensation Committee engaged Hay Group to act as independent compensation consultant to the Compensation Committee, to update the 2005 KPMG Compensation Consulting study and make recommendations with respect to the executive compensation program for all executive officers other than Mr. Rubin. We believe that Hay Group is independent because, prior to our engagement, Hay Group had not provided any services to us or any of our subsidiaries. The Hay Group was instructed to conduct a proxy analysis of the compensation of our Named Officers and other executive officers with respect to base salary, total cash compensation and total direct compensation. The 2008 Hay Group study will be considered by the Compensation Committee in determining the elements of compensation for fiscal 2009, including total compensation, compensation vehicles and the allocation between the elements of total compensation. As part of the 2008 compensation study, the Compensation Committee worked with Hay Group to review and update the peer group used 2006 in connection with the negotiation of the employment agreement with Mr. Rubin, which is described below under "— Determination of Compensation for GSI's Chief Executive Officer — Overall Compensation Program". The goal of the review was to create a peer group that reflects companies, primarily in internet retail and internet software and services industries, with revenues similar to ours which we believe we compete with when recruiting and retaining executive talent. This new peer group is referred to as the 2008 Peer Group.

The 2008 Peer Group includes:

- Pacific Sunwear of California, Inc.
- J Crew Group, Inc.
- Netflix, Inc.
- ValueVision Media, Inc.
- NutriSystem, Inc.
- ibasis, Inc.
- drugstore.com, Inc.
- InfoSpace, Inc.
- Move, Inc.
- EarthLink, Inc.
- CMGI, Inc.
- 1-800-Flowers.com, Inc.
- Savvis, Inc.
- Valueclick, Inc.
- *infoUSA, Inc.*
- RealNetworks, Inc.
- Digital River, Inc.
- Blue Nile, Inc.
- Urban Outfitters, Inc.
- priceline.com Incorporated
- Overstock.com Inc.
- Interactive Data Corporation
- United Online, Inc.
- Akamai Technologies, Inc.
- CNET Networks, Inc.
- Ariba, Inc.

Base Salary. Base salary represents amounts paid during the year to Named Officers as direct compensation for their services to us. Base salaries are used to reward individual performance of each Named Officer on a day-to-day basis during the year, and to encourage them to perform at their highest levels. We also use our base salary to attract and retain top quality executives and other management employees from other companies. Moreover, base salary and increases to base salary recognize the overall experience, position and responsibilities of the executive and expected contributions.

In the first quarter of 2007, the Compensation Committee increased the base salaries of Michael R. Conn, our executive vice president, finance and chief financial officer, Stephen J. Gold, our executive vice president and chief information officer, and Damon Mintzer, our executive vice president. Mr. Conn's base salary was increased from $304,316 to $375,000, Mr. Gold's base salary was increased from $354,000 to $389,000 and Mr. Mintzer's base salary was increased from $379,158 to $429,158 for 2007. These increases were approved by our Compensation Committee. These increases were based on the recommendations of Mr. Rubin and Mr. Flanagan and were derived in part from an assessment of the 2005 Peer Group and other companies with which we compete for executive talent, and in part by comparing the new salary amounts to other members of our senior management as well as considering our financial performance during fiscal 2006.

In 2007, the base salary of J. Scott Hardy, our executive vice president, business management, was set at $400,000 pursuant to the terms of Mr. Hardy's offer letter dated March 26, 2007. Mr. Hardy's salary was approved by the Compensation Committee as part of Mr. Hardy's total compensation package based upon the recommendations of Mr. Rubin and Mr. Flanagan and negotiations with Mr. Hardy. These recommendations were derived in part from market data acquired by the Company as part of its search for an executive vice president of business

management, from Mr. Hardy's experiences and skills relative to other executives considered for the position and our other executives, and from Mr. Hardy's compensation package with his then current employer.

Non-Performance Based Bonuses. The Compensation Committee has, from time to time, granted non-performance based bonuses to new employees. This type of bonus is used to attract and recruit qualified executives and is not based on specific individual or company performance achievements. In most cases these non-performance payments are designed to "buy out" a candidate who is leaving a cash incentive, equity, pension or other compensation at his current employer. In fiscal 2007, Mr. Hardy was granted a signing bonus of $100,000 and a guaranteed bonus of $200,000, the amount of a 100% payout under our leadership team incentive plan described below, in connection with his acceptance of employment with us.

Performance-Based Cash Bonuses. We use cash bonuses to reward eligible employees at the director level and above, including the Named Officers, for our financial performance and to a lesser extent their individual performance during the year. These bonuses are designed to reward these employees for their short-term contributions to our company and to link compensation to our annual financial performance goals. The performance-based cash bonus plan is referred to as the leadership bonus plan. The Compensation Committee did not award any performance-based cash bonuses for fiscal 2007.

Under the leadership bonus plan for fiscal 2007, the Compensation Committee set bonus target awards and performance goals for eligible employees, including the Named Officers. At the beginning of the year, the Compensation Committee established the target award for each employee who is eligible under the plan, including each Named Officer, which is expressed as a percentage of base salary. The target awards were based upon the recommendations of Messrs. Rubin, Flanagan and Conn and upon the 2005 KPMG Compensation Study. For 2007 each Named Officer's bonus target award was equal to 50% of that Named Officer's base salary.

At the beginning of the year, the Compensation Committee also established the performance goals that must be met in order for an award to be payable. Under the 2007 leadership bonus plan the Compensation Committee selected the following two performance targets:

(i) Net Adjusted EBITDA: income from operations excluding stock-based compensation and depreciation and amortization expenses, net of bonus amounts and excluding any significant one time gains or losses on assets or equity sales or any other extraordinary, non-operating revenue or expense; and

(ii) Net Non-GAAP Net Income: net income excluding stock-based compensation expense, amortization of acquisition-related intangibles, cumulative effect of change in accounting principle related to the adoption of Statement of Financial Accounting Standards No. 123R, and income tax benefits related to the release of our valuation allowances, net of bonus amounts and excluding any significant one time gains or losses on assets or equity sales or any other extraordinary, non-operating revenue or expense.

One half of each eligible employee's bonus was contingent on our meeting each of the net adjusted EBITDA and net non-GAAP net income targets set forth in the table below. Net adjusted EBITDA and net non-GAAP net income were chosen as performance metrics under the 2007 leadership bonus plan because they are two of the financial metrics used by management and our investors to evaluate our performance.

For fiscal 2007, the performance goals were approved by the Compensation Committee based upon the recommendation of Mr. Rubin who consulted with Mr. Flanagan and Mr. Conn. These targets were based upon management-developed long-term operating and financial forecasts. The target level for a 100% payout was equal to the high end of the fiscal 2007 guidance range for each performance goal issued by us with our fiscal 2006 operating results. The performance targets and corresponding payouts were as set forth in the following tables.

Awards paid for results between the levels indicated on the tables below would have been determined by linear interpolation.

Net Adjusted EBITDA	Percentage of Target Award Paid
Below $52 million	0%
$52 million	50%
$55 million	100%
$60.5 million or greater	120%

Net Non-GAAP Net Income	Percentage of Target Award
Below $21.5 million	0%
$21.5 million	50%
$24.5 million	100%
$30.5 million or greater	120%

For fiscal 2007, the Compensation Committee had the flexibility to increase, decrease or eliminate the amounts paid under the leadership bonus plan, based on individual performance during the year, regardless of whether the targets were met. The decision to increase or decrease an actual payout award is generally based on a variety of subjective factors the Compensation Committee deems appropriate and based upon the recommendation of Mr. Rubin. Having this discretion permits individual performance to have a more direct impact on the ultimate payout. In the event the performance targets are not met, the Compensation Committee can reward individuals who exhibit superior individual performance during the year. Also, in the event the performance targets are met, the Compensation Committee can adjust downward a payout to an individual who did not perform up to expectations. To date, the Compensation Committee has not used its discretionary authority to adjust bonus payouts for the Named Officers.

The Compensation Committee did not award any bonuses under the 2007 leadership bonus plan because we did not meet the net adjusted EBITDA or net non-GAAP net income targets. Mr. Rubin could have recommended discretionary bonus payments for the Named Officers to the Compensation Committee. However, in determining not to recommend discretionary adjustments in 2007, Mr. Rubin considered the overall performance of the Company and the internal performance evaluations of each Named Officer.

Equity-Based Compensation. In 2007, we issued equity-based compensation to our Named Officers under our 2005 Equity Plan. All equity-based compensation we issued to our Named Officers in 2007 took the form of restricted stock units, or RSUs. An RSU entitles the holder to receive shares of our common stock upon the vesting date. An RSU award is generally issued pursuant to a vesting schedule and cannot be paid in stock until and to the extent it vests. Historically, through fiscal 2005, we had used a combination of stock options, restricted stock and RSUs, with greater emphasis placed on stock options. Beginning in fiscal 2006 and in 2007, we awarded only RSUs to our Named Officers. The shift from stock option and restricted stock awards to RSUs corresponded with our adoption of FAS 123R which requires us to record as compensation expense the grant date fair value of stock awards over the vesting period of the award. As the result of the volatility of our common stock, we determined that issuing stock options would result in a larger compensation expense than issuing RSUs because the Black- Scholes value of our options exceeds their perceived value. The use of stock options also results in a larger pool of equity being granted which has a less favorable impact on share utilization than RSUs. We also chose to issue RSUs in 2007 instead of restricted stock because RSUs do not require the issuance of common stock unless and until they are vested and received by the employee and do not result in a tax event for the employee until shares are received.

Generally, we make three types of RSU grants to our Named Officers:

- initial grants upon hiring;
- annual grants; and
- retention grants.

In 2007, our Compensation Committee approved grants of RSUs to our Named Officers, after receiving and reviewing Mr. Rubin's proposed recommendations. The rationale for these recommendations is described below.

An initial grant of RSUs when an executive officer is hired serves to help us recruit new executives, especially executives we seek to hire from larger, more financially stable companies with longer and historically more profitable and predictable operating histories. Because these initial grants are structured as an incentive for employment, the amount of these grants may vary from executive to executive depending on the particular circumstances of the executive and are usually made based upon recommendations made by Mr. Rubin, after consulting with Mr. Flanagan, and approved by the Compensation Committee. In 2007, pursuant to his offer letter, we made an initial RSU grant to Mr. Hardy with a grant date fair value of approximately $1.25 million or 56,792 shares of common stock.

Annual, time-vested grants of RSUs are designed to compensate our executives, including our Named Officers, for their contributions to our long-term performance. In 2007, Messrs. Conn, Gold and Mintzer each received an RSU award with a grant date fair market value of $325,000, which was approximately 100% of the average of the fiscal 2006 base salaries of the members of the Company's senior management team. Mr. Flanagan's advice and Mr. Rubin's recommendations to the Compensation Committee regarding this percentage were based in substantial part on the 2005 KPMG Compensation Consulting study.

Retention grants are intended to retain the services of key employees, including the Named Officers, in view of the fact that we did not fully achieve our financial objectives despite the extraordinary efforts of many of our employees. There were no retention grants awarded in 2007. Retention grants were awarded in 2008, however, to bonus eligible employees, including each of the Named Officers. The Compensation Committee made these retention grants in recognition of the progress we made during fiscal 2007 with respect to our strategic growth initiatives, including acquisitions, international expansion and marketing services, and to retain the members of the management team, many of whom had been hired over the course of the past few years. The Compensation Committee determined the amount of these retention grants as a percentage of the Named Officer's base salary based on the recommendations of Mr. Rubin and Mr. Flanagan. The retention awards granted to the Named Officers had a fair market value on the date of grant equal to 37.5% of the annual base salary for such Named Officer in fiscal 2007. For the Named Officers and other members of our senior management team, the value of the retention award was equal to 75% of such employee's target bonus payment for 2007. For other bonus eligible employees the retention award was equal to 100% of such employee's target bonus payment for 2007.

The number of shares issued under an RSU award equals the total dollar value of that RSU grant divided by the fair market value of a share of our common stock on the date of grant. Fair market value is determined by reference to the closing price of our common stock on the relevant valuation date. Generally, for purposes of an initial grant of equity-based compensation, the date of grant is the later of the date the Compensation Committee approves the grant or the employee's hire date. For all other purposes, the date of grant is the date the Compensation Committee approves the grant.

Our annual grants of equity awards are approved at the first regularly scheduled Compensation Committee meeting of each fiscal year, which typically occurs one to two weeks after we issue our year-end earnings release. Retention grants issued in 2008 were approved at the regularly scheduled meeting of the Compensation Committee in March 2008. For new hires, we generally approve grants of equity compensation at the regularly scheduled quarterly Compensation Committee meeting following acceptance of an offer of employment, which meetings is typically held two weeks after our quarterly earnings release, although we occasionally find it necessary to approve a grant between these quarterly meetings. In such a case, it is company policy to hold a telephonic special meeting of the Compensation Committee. While we prefer not to take action by written consent to grant equity-based awards, we do not prohibit the Compensation Committee from doing so where necessary or desirable.

In general, RSUs granted to Named Officers as either initial or annual grants vest in equal annual installments over a four-year period, beginning on the first anniversary of the date of grant. However, Mr. Hardy's initial grant vests in equal annual installments over a five-year period, beginning on the first anniversary of the date of grant. Retention awards vest in full on the second annual anniversary of the date of grant. The Compensation Committee selected a four-year vesting schedule for initial and annual grants to reflect our objectives of rewarding each Named Officer's contributions to our long-term performance and aligning their interests with those of our stockholders. The

Compensation Committee determined that Mr. Hardy's initial grant would vest over five years because his award was larger than the usual initial awards to members of our senior management team and the Committee determined to increase the vesting schedule by one year. The two-year vesting schedule for retention grants was selected to encourage retention for at least two years. All of the RSU awards issued to Named Officers in 2007 vest based upon the continued employment of the Named Officer upon each of the respective vesting dates.

401(k) Plan Matching Contributions. For 2007, we matched, in cash, contributions to our 401(k) plan that each employee, including each Named Officer, made during the year in an amount of $.50 on each dollar contributed. For each eligible employee, this match is limited to the first six percent of such employee's salary and subject to further limitations imposed through IRS discrimination testing. We provide these matching grants to all of our employees, including Named Officers who participate in the 401(k) plan, to encourage them to systematically save for retirement. The maximum amount of our matching contribution is limited by our 401(k) plan. For 2008, we intend to continue our policy of matching employee contributions to our 401(k) plan at the same level as in 2007.

Deferred Compensation Plan. We maintain a non-qualified deferred compensation plan that allows eligible employees, including executive officers, to defer compensation that the employee cannot defer under the applicable tax-qualified plans because of limits under the Internal Revenue Code on the amount of compensation that can be deferred. There is currently no company match under our deferred compensation plan. Mr. Rubin and some of our executive officers have elected to participate in this plan, although none of the other Named Officers participated in this plan in fiscal 2007. For more information, see "— Nonqualified Deferred Compensation."

Change in Control Agreements. On August 1, 2006, the Compensation Committee approved a form of change in control agreement for certain members of senior management, including all of our current Named Officers, and certain other employees. We implemented this form to standardize the applicable change in control protections among our senior management and other key employees (except Mr. Rubin), which until that time had varied from executive to executive. We believe that change in control protections are important to protect our Named Officers from a termination or significant change in responsibilities arising after a change in control of GSI. Equity awards are a significant component of the compensation packages of our Named Officers and these protections provide that the named executives will not lose the value of these awards due to certain change of control events not related to the performance of any individual executive. We also sought to establish a uniform set of protections to achieve fairness among our executives and to make it easier for us to understand and communicate these policies.

Among other things, these agreements provide for a "double trigger" mechanism, requiring both a change in control and an ensuing negative employment action before severance is payable. The double trigger mechanism was chosen so that the vesting of equity awards would not accelerate in connection with a change in control where an executive had not suffered any adverse employment consequences. Generally, these change in control provisions provide that all previously unvested equity awards held by the executive will vest in full, and the post-termination exercise period for stock options will be extended until the option's expiration date.

Perquisites, Personal Benefits and Other Compensation. During 2007, each of our Named Officers received a limited amount of perquisites and other personal benefits that we paid on their behalf or for which we provided reimbursement. During 2007, Mr. Hardy received a greater amount of perquisites in connection with his relocation to King of Prussia, Pennsylvania. Mr. Hardy's relocation benefits are described below under "— Employment Agreements and Arrangements — J. Scott Hardy". We believe that the nature of the perquisites, as well as total cost of perquisites provided in 2007, is reasonable. Furthermore, we believe providing our Named Officers with these benefits is justified because our Named Officers contribute substantially to our financial and operating performance and to the growth and development of our business. The perquisites and other personal benefits provided to our Named Officers are disclosed below in the "Summary Compensation Table."

Determination of Compensation for GSI's Chief Executive Officer

Pursuant to our bylaws, our Board of Directors or our Compensation Committee must approve compensation paid to the chief executive officer. In January 2006, our Compensation Committee engaged Semler Brossy Consulting Group to act as its independent compensation consultants to the Compensation Committee and advise the Compensation Committee in the design of a multi-year compensation agreement for Mr. Rubin. The

Compensation Committee believes Semler Brossy was independent because, Semler Brossy had not provided consulting or other services to us or any of our subsidiaries prior to or subsequent to this engagement. Our Compensation Committee also engaged the law firm of Gibson, Dunn & Crutcher LLP to act as outside legal counsel to the Compensation Committee in negotiating and documenting Mr. Rubin's compensation package. While Gibson Dunn has previously been engaged by the Board or a committee of the Board to act as independent legal counsel, the Compensation Committee viewed this firm as independent with respect to GSI because it had not provided legal services to us or any of our subsidiaries. Mr. Rubin was represented by separate legal counsel.

On August 23, 2006, we entered into a new employment arrangement with Mr. Rubin, which entirely restructured his overall compensation program. Our Compensation Committee approved this arrangement on August 1, 2006.

Prior to August 2006, Mr. Rubin's compensation had consisted of:

- an annual base salary of $425,000 in cash;
- the right to receive up to 50% of Mr. Rubin's base salary in cash as a bonus under the 2006 leadership bonus plan;
- grants of equity-based compensation under the 2005 Equity Plan when and as determined by the Compensation Committee;
- a $2,000 monthly automobile allowance; and
- other reasonable perquisites, personal benefits and other compensation.

The components of Mr. Rubin's compensation package approved by our Compensation Committee, effective July 1, 2006, are as follows:

- annual base salary of $474,000 in cash;
- an annual grant of RSUs with a fair market value on the date of grant of $675,000;
- the opportunity to receive a performance-based RSU, or PRSU, award with a target fair market value of $1.4 million each year under the 2005 equity plan (as the compensation package was effective July 1, 2006, Mr. Rubin's PRSU grant for 2006 was valued at one half of the annual rate and had a target fair market value of $700,000);
- the opportunity to participate in all benefit plans and programs offered to our senior executives, except for equity incentive, stock option or bonus plans or programs other than as provided for in the employment agreement; and
- reimbursement by us for all actual, ordinary, necessary and reasonable expenses Mr. Rubin incurs during the performance of his duties.

Mr. Rubin is not eligible to participate in the Company's leadership bonus plan. For more information, see "— Employment Agreements and Arrangements — Michael G. Rubin."

Overall Compensation Program. Our Compensation Committee began the process by determining a target range for Mr. Rubin's total compensation. The Compensation Committee determined that the total amount of compensation to be received, including annual salary, annual grant of RSUs and annual grant of PRSUs, should be approximately $2.6 and $3.3 million at the target and maximum levels, respectively. In setting these amounts, our Compensation Committee relied upon both external and internal references.

First, the Compensation Committee worked with Semler Brossy to develop an external peer group of 29 other companies. Many of the constituents of the peer group were Internet-based companies and retailers with similar focuses and revenue sizes as GSI. The peer group also included some companies that were larger than us but which the Compensation Committee believed represented our future growth potential. The constituents of this peer group included the following:

- 1-800-Flowers.com, Inc.
- Alloy Inc.
- Akamai
- Technologies, Inc.
- AQuantive, Inc.
- Autobytel Inc.
- Blue Nile, Inc.
- Chicos FAS, Inc.
- CNET Networks, Inc.
- Digital River, Inc.
- Digitas Inc.
- Drugstore.com,inc.
- EarthLink, Inc.
- FTD Group, Inc.
- Homestore Inc.
- Hot Topic, Inc.
- InfoSpace, Inc.
- *info*USA Inc.
- Interactive Data Corporation
- MIVA, Inc.
- Netflix, Inc.
- Overstock.com, Inc.
- Pacific Sunwear of California, Inc.
- priceline.com Incorporated
- RealNetworks, Inc.
- Sharper Image Corporation
- United Online, Inc.
- Urban Outfitters, Inc.
- ValueClick, Inc.
- WebEx Communications, Inc.

Based on this peer group, the $2.6 million total compensation package for Mr. Rubin at the target level was close to the 75th percentile for chief executive officer compensation. While this amount was higher than the median of the peer group, we believe that a higher level of compensation for Mr. Rubin was appropriate to reward him for his continued leadership, industry knowledge and business development skills. As our founder, our Compensation Committee recognized that Mr. Rubin's vision and drive are essential to our future success and could not easily be replaced. The Compensation Committee also placed his compensation at the higher end of the peer group range based on the fact that a greater percentage of Mr. Rubin's total compensation was in the form of performance- and equity-based compensation, which the Compensation Committee believed better aligned Mr. Rubin's compensation with the Company's success.

The Compensation Committee also considered Mr. Rubin's total compensation relative to the total compensation of other senior executives of GSI. For example, the total compensation of our then president and chief operating officer was valued at $1.5 million, and value of total compensation at the executive vice present level was approximately $900,000. The Compensation Committee, with input from senior management, believes that Mr. Rubin's total creates an appropriate differential between the total pay of our chief executive officer and that of our then chief operating officer, as well as that of our other executive vice presidents. Furthermore, because Mr. Rubin is also fulfilling critical roles as strategic thinker, tireless advocate, industry expert and visionary leader, the Committee believed that this differential in compensation is warranted.

In recognition of the potential total value of Mr. Rubin's compensation package, the Compensation Committee structured the bulk of Mr. Rubin's equity compensation in the form of PRSU grants, which cannot be earned unless we have achieved stated performance goals. Mr. Rubin is the only Named Officer to have received PRSUs at this time, which underscores the Compensation Committee's belief that Mr. Rubin's involvement with GSI is unique and critical to our future success. This structure also aligns a significant part of Mr. Rubin's compensation with our stockholders by ensuring that they receive increased value as Mr. Rubin's compensation increases.

Base Salary. Base salary represents the amount paid to Mr. Rubin during the year as direct compensation for his services and is set to reward his individual performance on a day-to-day basis during the year and to encourage him to perform at his highest level. The base salary for Mr. Rubin during the term of the employment agreement was set at $474,000, which was a $49,000 increase from Mr. Rubin's prior base salary. Mr. Rubin's base salary was $24,000 higher than the $450,000 base salary of our then president and chief operating officer. Prior to the effective date of Mr. Rubin's employment agreement, he had received a monthly automobile allowance of $2,000. Our Compensation Committee determined that this allowance would be discontinued and $24,000 would be included in his base salary.

Annual RSU Grant. The annual RSU grant of $675,000 was computed by multiplying Mr. Rubin's new base salary by a factor of approximately 1.4. This relationship between base salary and the RSU grant was set by taking into consideration the relationship between these compensation components for other members of our senior management team. In general, members of the senior management team received RSU grants equal to approximately 1 times base salary and for our then president and chief operation officer, the RSU grant was set at approximately 1.2 times base salary. Mr. Rubin's RSU grant was set at a correspondingly higher level. The Compensation Committee chose to make an annual grant rather than a multi-year grant because of our rapid economic growth, lack of predictable long-term financial results and our desire to maintain maximum flexibility to determine the amount and vesting of grants each year as our operations and compensation needs change. Mr. Rubin's annual RSU grant vests in equal annual installments over a four-year period, beginning on the first anniversary of the date of grant. The annual RSU grant for Mr. Rubin serves the same purpose as the annual time-vested RSU grants issued under our 2005 Equity Plan to our other Named Officers; that is, to reward Mr. Rubin for his individual contribution to our long-term performance. Also, the time-based vesting feature of this grant rewards Mr. Rubin for continuing to lead us in the long-term and provides balance to the substantial amount of performance-based awards in Mr. Rubin's total compensation, as described below.

This component of Mr. Rubin's compensation was paid in RSUs rather than cash, for several reasons. The ownership of equity aligns Mr. Rubin's interests more closely with those of our stockholders, as the value of the compensation will change depending upon the market price of our stock. Furthermore, the issuance of our common stock under this RSU grant is conditioned upon Mr. Rubin's continued employment with us, which provides Mr. Rubin additional incentive to remain with us. We also considered it significant that Mr. Rubin specifically requested to receive his performance-based compensation in PRSUs rather than cash.

In March 2007, Mr. Rubin was awarded the annual RSU grant under his employment agreement in the amount of $675,000 and a discretionary RSU grant in the amount of $1.05 million in recognition of his service to us. The value of the discretionary RSU grant was determined in consideration of Mr. Rubin's performance of his duties during fiscal 2006.

Performance-Based RSU Grant. Under Mr. Rubin's employment agreement, his total compensation has been heavily weighted towards performance-based incentive compensation. Consistent with our compensation philosophies described above, this element of compensation is based on overall company performance.

Our Compensation Committee preferred this type of performance-vested equity award to other alternatives, such as a cash bonus, stock options, additional time-vested RSUs and a value-sharing plan. We believe that the PRSU award closely matches chief executive officer compensation to our long-term stock and financial performance and stockholder return. Also, Mr. Rubin's performance-based compensation represents approximately 55% of his total compensation at the target level and approximately 65% at the maximum level, which is also appropriate given the Compensation Committee's desire to provide Mr. Rubin with a competitive total compensation package. The Compensation Committee chose to use PRSUs rather than other equity-based forms, such as stock options and stock appreciation rights, to avoid the increased stock-based compensation expense associated with these alternative awards under FAS 123R. Mr. Rubin's annual PRSU grant vests in equal annual installments over a two-year period, beginning on the first anniversary of the date the PRSU is earned. In addition to tying Mr. Rubin's compensation to our financial performance, the annual PRSU grant encourages Mr. Rubin to continue to lead us in the long-term.

The Compensation Committee chose the same performance targets as it chose for the 2007 leadership bonus plan, net adjusted EBITDA and net non-GAAP net income, as the performance targets for Mr. Rubin's 2007 PRSU grant. However, the payout schedule under Mr. Rubin's employment agreement differed from the payout schedule for other bonus-eligible employees, including the Named Officers. The payout schedule for Mr. Rubin's PRSUs is set forth in the tables below. The PRSU earned for results between the levels indicated on the tables below would have been determined by linear interpolation.

Net Adjusted EBITDA	Percentage of Target PRSU Award Earned
Below $49.5 million	0%
$49.5 million	50%
$55 million	100%
$60.5 million or greater	150%

Net Non-GAAP Net Income	Percentage of Target PRSU Award Earned
Below $22.05 million	0%
$22.05 million	50%
$24.5 million	100%
$26.95 million or greater	150%

The Compensation Committee chose net adjusted EBITDA and net non-GAAP net income because they are widely accepted in our industry as measures of economic performance. Given our historical rapid rate of business expansion, we have found it difficult to predict or forecast accurately our operating results for periods greater than a year and the Compensation Committee determined that annual rather than multi-year targets were appropriate. The Compensation Committee determined that neither performance target was achieved in 2007. Therefore, none of the PRSU awards granted in 2007 was earned by Mr. Rubin.

Change in Control and Severance Provisions. Mr. Rubin's employment agreement contains termination provisions that provide him with a severance arrangement of approximately $2.5 million payable over 24 months plus continuation of his medical benefits for up to 24 months if his employment is terminated without cause or if he terminates his employment for good reason, as defined in Mr. Rubin's employment agreement, including within a specified period of time after a change in control. However, Mr. Rubin would forfeit any unvested PRSUs and RSUs, other than with respect to a termination in connection with a change in control. See "— Potential Payments Upon Termination of Employment or Change in Control."

The Compensation Committee provided Mr. Rubin with a severance payment to protect him in the event of an actual termination of his employment agreement for no reason or a constructive termination of the agreement. We selected a severance payment amount that was approximately equal to the total current value of his base salary, annual RSUs and performance-based RSUs for one year.

Mr. Rubin agreed that as a condition prior to receiving any severance payments, he will provide us with a general release and to abide by customary confidentiality and non-disparagement provisions. He also agreed not to compete with us while we are paying him severance, which also prohibits him from soliciting employees, consultants, agents, representatives, partners, customers, clients or prospects of us or any of our subsidiaries.

Perquisites, Personal Benefits and Other Compensation. During 2006, our chief executive officer received a limited amount of perquisites and other personal benefits that we paid on his behalf or for which we provided reimbursement. We believe that the nature of the perquisites, as well as total cost of perquisites provided in 2007, was reasonable. We believe that providing our chief executive officer with these benefits is justified because his employment is critical to our future financial and operating performance and the growth and development of our business, and providing these benefits allows him to efficiently devote his efforts to our success.

Policy on Deductibility of Compensation

Our policy is to maximize the tax deductibility of compensation paid to our most highly compensated executives under Section 162(m) of the Internal Revenue Code and related regulations. Our stockholders have approved our 2005 Equity Plan and a performance criteria formula that is designed and administered to qualify compensation awarded under that plan as "performance-based." We may, however, authorize payments to our Named Officers that may not be fully deductible if we believe such payments are in our stockholders' interests. Mr. Rubin's performance-based RSU award has been structured to qualify as performance-based compensation exempt from the limitations on deductibility imposed by Section 162(m).

Compensation Committee Report

The information contained in this Compensation Committee Report is not "soliciting material" and has not been "filed" with the Securities and Exchange Commission. This Compensation Committee Report will not be incorporated by reference into any of our future filings under the Securities Act of 1933 or the Exchange Act, except to the extent that we may specifically incorporate it by reference into a future filing.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section appearing above with GSI's management. Based on this review and these discussions, the Compensation Committee recommended to GSI's Board of Directors that the Compensation Discussion and Analysis be included in GSI's Annual Report on Form 10-K for fiscal 2007 and in this proxy statement.

Andrea M. Weiss (Chairwoman)
John A. Hunter
Mark S. Menell

Summary Compensation Table

The following table summarizes compensation earned during fiscal 2007 and 2006 by GSI's chief executive officer, chief financial officer, and each of GSI's three other most highly compensated executive officers. GSI refers to these individuals throughout this proxy statement as the "Named Officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Michael G. Rubin	2007	474,000	—	1,527,292	98,444	—	6,984	2,106,720
Chairman, President and Chief Executive Officer (principal executive officer)	2006	449,500	—	195,319	228,215	—	50,541	923,575
Michael R. Conn	2007	375,000	—	227,339	27,589	—	12,984	642,912
Executive Vice President, Finance and Chief Financial Officer (principal financial officer)	2006	304,018	—	138,468	67,840	152,159	14,255	676,740
Stephen J. Gold	2007	389,000	—	396,326	—	—	36,984	822,310
Executive Vice President and Chief Information Officer	2006	354,000	—	315,263	—	177,000	37,755	884,018
J. Scott Hardy(5) Executive Vice President, Business Management	2007	246,154	300,000(6)	151,887	—	—	107,697	805,738
Damon Mintzer	2007	429,159	—	321,952	27,589	—	6,984	785,684
Executive Vice President, Sales	2006	379,800	—	212,848	67,840	189,580	9,068	859,136

(1) The amounts included in the "Stock Awards" column represent the compensation cost GSI recognized in fiscal 2007 and 2006 related to non-option stock awards, as described in Statement of Financial Accounting Standards No. 123R without taking into account any forfeiture rates. For a discussion of valuation assumptions, see Note 2 to GSI's consolidated financial statements included in its annual report on Form 10-K for the fiscal year ended December 29, 2007 and December 30, 2006, respectively. Please see the "Grants of Plan-Based Awards Table" for more information regarding the stock awards GSI granted in 2007.

(2) GSI did not grant any stock option awards in fiscal 2007 and 2006 to its Named Officers. The amounts included in the "Option Awards" column represent the compensation cost GSI recognized in fiscal 2007 and 2006 related to stock option awards granted in prior years, as described in Statement of Financial Accounting Standards No. 123R without taking into account any forfeiture rates. For a discussion of valuation assumptions, see Note 2 to GSI's consolidated financial statements included in GSI's annual report on Form 10-K for the fiscal year ended December 29, 2007 and December 30, 2006, respectively.

(3) For fiscal 2006, represents amounts earned under the 2006 Leadership Bonus Plan. In fiscal 2007, no amounts were earned under the 2007 Leadership Bonus Plan.

(4) All other compensation for fiscal 2007 consisted of the amounts shown in the table below:

Executive Officer	Other Benefits ($)	Company Contributions to 401(k) Plan ($)	Company Paid Life Insurance Premiums ($)	Total All Other Compensation ($)
Michael G. Rubin	—	6,750	234	6,984
Michael R. Conn	6,000	6,750	234	12,984
Stephen J. Gold	30,000	6,750	234	36,984
J. Scott Hardy	104,078	3,385	234	107,697
Damon Mintzer	—	6,750	234	6,984

Other benefits consisted of the following: (i) for Mr. Conn, a car allowance; (ii) for Mr. Gold, reimbursement for housing expenses; and (iii) for Mr. Hardy, reimbursement for relocation expenses.

Additionally, GSI purchases season tickets to sporting events for business use. If the tickets are not used for business purposes, they are made available to GSI's directors, officers and other employees for personal use. There is no incremental cost to GSI for the personal use of such tickets.

(5) Mr. Hardy joined GSI in May 2007.

(6) Pursuant to Mr. Hardy's offer letter, in fiscal 2007, he was guaranteed to receive a signing bonus of $100,000 and a bonus of $200,000.

Grants of Plan-Based Awards

The following table summarizes non-equity and equity awards granted by GSI in fiscal 2007 to its Named Officers. For a discussion concerning the awards granted in 2007, see the preceding "— Compensation Discussion and Analysis" and "— Employment Agreements and Arrangements" which follows. The performance restricted stock units and restricted stock units shown in the table below are not entitled to the payment of dividends declared on GSI's common stock.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	Grant Date Fair Value of Stock and Option Awards(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Michael G. Rubin	3/06/2007	—	—	—	36,823	73,645	110,468	—	2,099,997(5)
Chairman, President and Chief	3/06/2007	—	—	—	—	—	—	35,507(6)	674,988
Executive Officer (principal executive officer)	3/06/2007	—	—	—	—	—	—	55,234(7)	1,049,998
Michael R. Conn	3/06/2007	—	—	—	—	—	—	17,096(6)	324,995
Executive Vice President, Finance and Chief Financial Officer (principal financial officer)	3/06/2007	93,750	187,500	225,000	—	—	—	—	—
Stephen J. Gold,	3/06/2007	—	—	—	—	—	—	17,096(6)	324,995
Executive Vice President and Chief Information Officer	3/06/2007	97,250	194,500	233,400	—	—	—	—	—
J. Scott Hardy Executive Vice President and Business Management	5/21/2007	—	—	—	—	—	—	56,792(8)	1,249,992
Damon Mintzer	3/06/2007	—	—	—	—	—	—	17,096(6)	324,995
Executive Vice President, Sales	3/06/2007	107,290	214,580	257,489	—	—	—	—	—

(1) Represents bonuses payable under GSI's 2007 Leadership Bonus Plan. The amount shown in the "Threshold" column represents the bonus payable assuming the minimum target under that plan is achieved, the amount shown in the "Target" column represents the bonus payable assuming that the target under that plan is achieved and the amount shown in the "Maximum" column represents the maximum bonus payable under that plan, if the target is achieved, base upon the individual's performance. No amounts were earned under the 2007 Leadership Bonus Plan. See "2007 Leadership Bonus Plan."

(2) Represents awards of performance restricted stock units made to Mr. Rubin under his employment agreement. See "Employment Agreements and Arrangements — Michael G. Rubin."

(3) All restricted stock units were granted under the 2005 Equity Plan.

(4) GSI did not grant any stock options in fiscal 2007 to GSI's Named Officers

(5) Represents the grant date fair value at the maximum level of the performance restricted stock units. Because GSI did not achieve the performance targets, the performance restricted stock units expired on December 31, 2007 without vesting and GSI did not recognize any expense for these awards.

(6) Represents awards of restricted stock units scheduled to vest as to 25% of the total number of shares subject to each respective award on each of the first, second, third and fourth anniversary dates of the grant of each respective award.

(7) Represents award of restricted stock units scheduled to vest as to 50% of the total number of shares subject to the award on each of the first and second anniversary date of the grant of the award.

(8) Represents award of restricted stock units scheduled to vest as to 20% of the total number of shares subject to the award on each of the first, second, third, fourth and fifth anniversary dates of the grant of the award.

Employment Agreements and Arrangements

The following describes employment agreements and arrangements with GSI's Named Officers:

Michael G. Rubin. On August 23, 2006, GSI entered into an employment agreement with Michael G. Rubin, its chairman, president and chief executive officer. The employment agreement was effective as of July 1, 2006 with an initial term of one and one-half years until December 31, 2007, and automatically renews for subsequent one year periods thereafter until a notice of nonrenewal is delivered by GSI or Mr. Rubin. The employment agreement automatically renewed for a one year term ending December 31, 2008.

Under the employment agreement, Mr. Rubin receives an annual base salary of $474,000 per year and an annual restricted stock unit award granted under GSI's 2005 Equity Plan with an aggregate fair market value of at least $675,000 as of the date of grant. The annual stock award will vest as to 25% of the total number of restricted stock units on each of the first four anniversaries of the date of grant. Such vesting will be subject to Mr. Rubin's "continuous service," as defined in the 2005 Equity Plan, to the Company and to acceleration in certain circumstances following a change in control. On March 6, 2007, the Compensation Committee granted Mr. Rubin a restricted stock unit award for 35,507 shares, representing the annual stock award for 2007.

Mr. Rubin also is entitled to receive an award of performance restricted stock units, referred to as a "PRSU Award," to be granted on or before March 31 of each year, except that the PRSU Award for the period from July 1, 2006 to December 31, 2006 was granted on August 23, 2006. The number of shares to be issued pursuant to a PRSU Award is based on the Company achieving certain performance targets during a certain performance period, each as established by the Compensation Committee of GSI's Board of Directors. Depending on the level of the performance targets that is achieved during the performance period, Mr. Rubin will be entitled to the issuance of shares having a fair market value, as of the date of grant, of between $700,000 and $2,100,000. However, in the case of the PRSU Award for the period from July 31, 2006 to December 31, 2006, Mr. Rubin was entitled to the issuance of shares with a fair market value, as of the date of grant, that was one-half of such values. If the Company fails to achieve the 90% level of the performance targets, Mr. Rubin will not be entitled to the issuance of any shares. Once issued, the shares will be subject to additional time based vesting restrictions, with 50% of the shares vesting on the first anniversary of the date the PRSU Award is earned and the remaining shares vesting on the second anniversary of the date the PRSU Award is earned.

The employment agreement contains a "clawback" provision. In the event that the Board or the Compensation Committee determines in good faith that the earlier determination as to the achievement of the performance targets was based on incorrect data, which incorrect data would require the restatement of GSI's financial statements for reasons other than changes in law or accounting principles, and that in fact the performance targets had not been achieved or had been achieved to a lesser extent than originally determined and a portion of any performance restricted stock units granted under any PRSU Award would not have been issued, vested or settled, given the correct data, then:

- such portion of performance restricted stock units that were issued shall be forfeited and cancelled as provided by the Board or the Compensation Committee;

- such portion of performance restricted stock units that became vested will be deemed to be not vested and will be deemed to be forfeited and cancelled as provided by the Board or the Compensation Committee; and

- such portion of performance restricted stock units that were settled in exchange for shares of GSI's stock shall be paid by Mr. Rubin to GSI upon notice from GSI as provided by the Board or the Compensation Committee.

On March 6, 2007, under Mr. Rubin's employment agreement described above, the Compensation Committee granted Mr. Rubin a PRSU Award for 73,645 shares, referred to as the target units, representing the PSRU Award for 2007. If the Company achieved 100% of the EBITDA target and non-GAAP net income target established by the Compensation Committee for fiscal 2007, Mr. Rubin would have received 100% of the target units. If the Company achieved 90% of the EBITDA target and non-GAAP net income target for the performance period, Mr. Rubin would have received 50% of the target units. If the Company would have achieved 110% of the EBITDA target and non-GAAP net income target or higher for the performance period, Mr. Rubin would have received 150% of the target units. If the Company failed to achieve 90% of the EBITDA target and non-GAAP net income target for the performance period, Mr. Rubin would have received no target units. If the Company's EBITDA or non-GAAP net income performance falls between the 90% and 110% of the EBITDA target or non-GAAP net income target for the performance period, will receive a number of target units determined according to linear interpolation. The performance restricted stock unit vests in the following increments, or earlier upon certain events: 50% on the first anniversary of the date earned and 50% on the second anniversary of the date earned. Vested performance units result in the delivery to Mr. Rubin of shares of common stock. On March 4, 2008, the Compensation Committee determined that neither the EBITDA target nor the non-GAAP net income target was met and, accordingly, the PRSU award was not earned.

Mr. Rubin will also continue to be entitled to participate in the Company's stock purchase, profit sharing, savings, health insurance, life insurance, group insurance, disability insurance, pension, retirement and other benefit plans or programs on the same terms and to the same extent as the other senior executives of the Company.

Michael R. Conn. GSI does not have an employment agreement with Michael R. Conn, GSI's executive vice president, finance and chief financial officer. Mr. Conn receives an annual base salary of $390,000 in fiscal 2008 and is entitled to participate in GSI's bonus and equity award plans. Mr. Conn also receives a car allowance.

Stephen J. Gold. On January 31, 2005, GSI entered into an offer letter with Mr. Gold to serve as GSI's executive vice president, technology and chief technology officer. Under this letter, Mr. Gold is entitled to (i) receive an annual base salary of $325,000 to be increased to $350,0000 beginning January 1, 2006, subject to review annually, (ii) participate in the annual bonus plan available to GSI's similarly situated employees, with a guaranteed bonus of no less than 50% of his base salary in fiscal 2005, (iii) receive a housing allowance of $2,500 per month, less payroll deductions and all required withholdings, for the duration of his employment and (iv) other benefits similar to those provided to GSI's other officers. In addition, Mr. Gold's offer letter provided that upon commencement of his employment, Mr. Gold would be granted a restricted stock unit award under the 1996 Plan to acquire common stock having an aggregate value of $1,000,000. GSI also agreed to pay Mr. Gold a signing bonus equal to $160,000 in the aggregate. See also "— Potential Payments Upon Termination of Employment or Change in Control." Mr. Gold receives an annual base salary of $404,000 in fiscal 2008.

J. Scott Hardy. On March 26, 2007, GSI entered into an offer letter with Mr. Hardy to serve as its executive vice president, business management. Under this letter, Mr. Hardy is entitled to (i) receive an annual base salary of $400,000; (ii) participate in the annual bonus plan available to similarly situated employees at GSI, with a guaranteed bonus in 2007 (to be paid in March 2008) of no less than 50% of his base pay; (iii) receive, subject to the approval of the Board of Directors, a restricted stock unit award having an aggregate value of $1,250,000 and vesting as to 20% of the total number of shares on each of the first, second, third, fourth and fifth annual anniversary of the date of grant; (iv) participate in all employee benefit plans or programs provided to similarly situated employees at GSI; (v) a reimbursement of his actual and reasonable expenses relating to his relocation from Atlanta, GA to King of Prussia, PA, including moving costs; temporary living and storage in King of Prussia; two house hunting trips; an amount equal to 2% of the purchase price of his new home to cover some of the costs associated with that purchase; home sale protection , up to a maximum of $100,000; a relocation allowance of up to $50,000 less taxes; and in the event he is carrying two mortgages simultaneously, GSI will cover the interest cost of the lower of the two mortgages for up to four months. If Mr. Hardy resigns his employment or GSI terminates his employment with "cause" during the first two years of his employment, he must repay the Company a pro-rata portion of all

amounts incurred or reimbursed by GSI in connection with his relocation as follows: 100% will be reimbursed if such a departure occurs in the first year of employment and the reimbursement will decline by 1/12th for each month in the second year. Mr. Hardy is also entitled to receive a one-time signing bonus of $100,000 less taxes, subject to the same repayment terms previously noted in the event of his resignation or termination for "cause" during the first two years of employment. Mr. Hardy and GSI may terminate Mr. Hardy's employment at any time and for any reason. See also "— Potential Payments Upon Termination of Employment or Change in Control." Mr. Hardy receives an annual base salary of $415,000 in fiscal 2008.

Damon Mintzer. GSI does not have an employment agreement with Damon Mintzer, GSI's executive vice president, sales. Mr. Mintzer receives an annual base salary of $444,158 in fiscal 2008 and is entitled to participate in GSI's bonus and equity award plans.

2007 Leadership Bonus Plan.

On March 6, 2007, GSI's Compensation Committee approved the 2007 leadership bonus plan for certain management-level employees, including the Named Officers. Under the 2007 leadership bonus plan, Named Officers, would receive an annual incentive cash bonus targeted at 50% of base salary if: (i) GSI achieved certain adjusted EBITDA targets and non-GAAP net income targets as determined by GSI's Compensation Committee; and (ii) the eligible employee performed at an acceptable level as determined by Mr. Rubin. One half of each eligible employee's bonus was contingent on GSI meeting each of the adjusted EBITDA and non-GAAP net income (net income plus stock-based compensation, amortization of acquisition-related intangibles and cumulative effect of accounting change, minus non-cash income tax benefit) targets. For each of these targets, the Compensation Committee has established a range whereby, if a minimum target of 90% of the target amount is reached, each employee would receive 50% of the bonus amount contingent upon the target, and if the target is exceeded by 10%, the bonus amount contingent on the target would be increased by 20%. In addition, the amount of bonus that a participant would actually receive may be adjusted upward, in an amount not to exceed 40%, downward, in an amount up to 20%, or eliminated, based on that individual's performance during the year. Each eligible participant's bonus will be funded from a fixed pool and will be based upon a percentage of that participant's base salary.

See "Compensation Discussion and Analysis" for a discussion regarding the amount of salary and bonus in proportion to the total compensation of the Named Officers as well as the targets under the 2007 Leadership Bonus Plan.

Outstanding Equity Awards At Fiscal Year-End

The following table summarizes stock option and stock awards held by GSI's Named Officers at the end of Fiscal 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael G. Rubin	1,000,000	—	—	5.563	01/03/2011	—	—	—	—
Chairman, President	225,000	—	—	10.00	12/19/2013	—	—	—	—
and Chief Executive Officer	125,000	—	—	13.46	04/06/2015	—	—	—	—
(principal executive officer)	—	—	—	—	—	—	—	73,645(1)	1,439,023
	—	—	—	—	—	89,059(2)	1,740,213	—	—
	—	—	—	—	—	42,939(3)	839,028	—	—
	—	—	—	—	—	35,507(4)	693;807	—	—
	—	—	—	—	—	55,234(5)	1,079,272	—	—
Michael R. Conn	40,000	—	—	5.563	01/03/2011	—	—	—	—
Officer Executive Vice	80,000	—	—	9.00	07/19/2011	—	—	—	—
President, Finance	75,000	—	—	10.00	11/06/2013	—	—	—	—
and Chief Financial Officer	45,000	—	—	13.46	04/06/2015	—	—	—	—
(principal financial officer)	—	—	—	—	—	6,500(6)	127,010	—	—
	—	—	—	—	—	1,425(7)	27,845	—	—
	—	—	—	—	—	14,562(8)	284,542	—	—
	—	—	—	—	—	6,472(9)	126,463	—	—
	—	—	—	—	—	17,096(4)	334,056	—	—
Stephen J. Gold		—	—	—	—	33,512(10)	654,824	—	—
Executive Vice	—	—	—	—	—	15,776(11)	308,263	—	—
President and Chief	—	—	—	—	—	17,096(4)	334,056	—	—
Information Officer									
J. Scott Hardy	—	—	—	—	—	56,792(12)	1,109,716	—	—
Executive Vice									
President,									
Business Management									
Damon Mintzer	45,000	—	—	6.80	06/28/2011	—	—	—	—
Executive Vice	75,000	—	—	10.00	11/06/2013	—	—	—	—
President, Sales	50,000	—	—	13.62	11/29/2014	—	—	—	—
	70,000	—	—	13.46	04/06/2015	—	—	—	—
	—	—	—	—	—	6,500(6)	127,010	—	—
	—	—	—	—	—	1,425(7)	27,845	—	—
	—	—	—	—	—	6,088(13)	118,960	—	—
	—	—	—	—	—	16,989(14)	331,965	—	—
	—	—	—	—	—	11,326(9)	221,310	—	—
	—	—	—	—	—	17,096(4)	334,056	—	—

(1) The performance restricted stock unit for 73,645 shares is based on GSI attaining 100% adjusted EBITDA target and non-GAAP net income target. If GSI achieved an adjusted EBITDA target and non-GAAP net income target of 110% or higher, Mr. Rubin would have received 1.5 times the reported number. If GSI failed to achieve the 90% adjusted EBITDA target and non-GAAP net income, Mr. Rubin would have received no shares. If GSI's adjusted EBITDA and non-GAAP net income performance fell between 90% and 110% of the targets, Mr. Rubin would have received a reduced or increased number of shares determined according to linear interpolation. Half of Mr. Rubin's performance-based restricted stock grant was tied to attaining a certain percentage of adjusted EBITDA and the other half to attaining a certain percentage of non-GAAP net

income. Accordingly, he could have received a portion of the performance-based restricted stock grant if one of the targets was met. On March 4, 2008, the Compensation Committee determined neither the EBITDA target nor non-GAAP net income was met and, accordingly, Mr. Rubin received no shares.

(2) If GSI achieved adjusted EBITDA target of 110% or higher, Mr. Rubin would receive 1.5 times the performance restricted stock unit target of 59,373 shares. If GSI failed to achieve the 90% adjusted EBITDA target, Mr. Rubin would receive no performance restricted stock units. If GSI's adjusted EBITDA performance fell between 90% and 110% of the EBITDA targets, Mr. Rubin would receive a reduced or increased number of performance restricted stock units determined according to linear interpolation. On March 6, 2007, the Compensation Committee determined that greater than 110% of the EBITDA target was met and, accordingly, Mr. Rubin received a performance restricted stock unit for 89,059 shares. The shares vest in the following increments, or earlier upon certain events: 50% on the first anniversary of the date earned and 50% on the second anniversary of the date earned.

(3) This restricted stock unit award of 57,252 shares was granted on August 23, 2006 and vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of the date of grant. As of December 29, 2007, 14,313 have vested and 42,939 were unvested.

(4) This restricted stock unit award was granted on March 6, 2007 and vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth anniversary of date of grant.

(5) This restricted stock unit award was granted on March 6, 2007 and vests as to 50% of the total number of shares subject to the award on each of the first and second anniversary of date of grant.

(6) This restricted stock unit award will vest in full on January 1, 2009.

(7) This restricted stock award of 5,700 shares was granted on August 31, 2004 and vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of date of grant. As of December 29, 2007, 4,275 had vested and 1,425 were unvested.

(8) This restricted stock unit award of 19,417 was granted on March 7, 2006 and vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of date of grant. As of December 29, 2007, 4,855 had vested and 14,562 were unvested.

(9) This restricted stock unit award vested in full on March 7, 2008.

(10) This restricted stock unit award of 67,024 shares was granted on February 7, 2005 and vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of date of grant. As of December 29, 2007, 33,512 had vested and 33,512 were unvested.

(11) This restricted stock unit award of 21,035 was granted on March 7, 2006 and vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth anniversary of date of grant. As of December 29, 2007, 5,259 have vested and 15,776 were unvested.

(12) This restricted stock unit award was granted on May 21, 2007 and vests as to 20% of the total number of shares subject to the award on each of the first, second, third, fourth and fifth anniversary of date of grant.

(13) This restricted stock unit award of 12,178 was granted on March 7, 2005 and vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of date of grant. As of December 29, 2007, 6,090 have vested and 6,088 were unvested.

(14) This restricted stock unit award of 22,653 was granted on March 7, 2006 and vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth anniversary of date of grant. As of December 29, 2007, 5,664 have vested and 16,989 were unvested.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of stock awards held by GSI's Named Officers during fiscal 2007. No options were exercised by GSI's Named Officers in Fiscal 2007.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Michael G. Rubin Chairman, President and Chief Executive Officer (principal executive officer)	14,313	323,760
Michael R. Conn Executive Vice President, Finance and Chief Financial Officer (principal financial officer)	6,280	125,180
Stephen J. Gold Executive Vice President and Chief Information Officer	22,015	393,309
J. Scott Hardy Executive Vice President, Business Management	—	—
Damon Mintzer Executive Vice President, Sales	10,134	198,522

(1) Represents the product of the closing price of GSI's common stock on the date of vesting of the stock award multiplied by the number of shares vested.

Equity Incentive Plans

GSI maintains equity incentive plans pursuant to which eligible employees, including the Named Officers, receive equity based awards. GSI's 2005 Equity Plan, which was adopted by our stockholders at the 2005 annual meeting of stockholders and amended in June 2007, replaced GSI's 1996 Equity Incentive Plan (described below), referred to as the "1996 Plan." The 2005 Equity Plan is summarized under "Proposal 2 — Amendment to GSI's 2005 Equity Incentive Plan."

1996 Equity Incentive Plan

The following is a summary of the 1996 Plan:

GSI's 1996 Plan was intended to promote the long-term retention of its key employees and other persons who are in a position to make significant contributions to GSI's success, further reward these employees and other persons for their contributions to GSI's growth and expansion, provide additional incentive to these employees and other persons to continue making similar contributions and to further align the interests of these employees and other persons with those of GSI's stockholders.

To achieve these purposes, the 1996 Plan permitted grants of incentive stock options, options not intended to qualify as incentive stock options, stock appreciation rights, restricted and unrestricted stock awards, deferred stock awards, performance awards, loans and supplemental awards. The maximum total number of shares for which awards could have been granted under the 1996 Plan was 9,500,000 shares of common stock, subject to appropriate adjustment in a manner determined by the Board of Directors to reflect changes in GSI's capitalization.

The 1996 Plan is administered by our Board of Directors, which determines, among other things and subject to certain conditions, whether to accelerate the exercise or vesting schedule or waive any other terms or conditions of each award, whether to reduce the exercise price of an option after the date of grant, whether to amend or cancel an award and the form of any instrument used under the 1996 Plan. The Board of Directors has the right to adopt rules

for the administration of the 1996 Plan, settle all controversies regarding the 1996 Plan or any award, and construe and correct defects and omissions in the 1996 Plan or any award. The 1996 Plan may be amended, suspended or terminated by the Board of Directors, subject to certain conditions, provided that stockholder approval will be required whenever necessary for the 1996 Plan to continue to satisfy the requirements of certain securities and tax laws, rules and regulations. The Board of Directors may delegate its authority under the 1996 Plan to a committee of the board. The Board of Directors has delegated its authority to the Compensation Committee and the Nominating and Corporate Governance Committee.

As of April 21, 2008, 94,715 restricted stock units, 4,275 shares of unvested restricted stock and options to purchase 3,994,726 shares of Common Stock were outstanding under the 1996 Plan. No additional awards may be granted under the 1996 Plan.

Nonqualified Deferred Compensation

On June 8, 2006, GSI's Compensation Committee approved the Leadership Team Deferral Plan, referred to as the "Deferral Plan," which was amended and restated on March 5, 2008 to reflect compliance with the requirements of Section 409A of the Internal Revenue Code. The Deferral Plan is a non-qualified deferred compensation plan that allows eligible employees, including executive officers, to defer compensation that the employee cannot defer under our applicable tax-qualified plans because of limits under the Internal Revenue Code on the amount of compensation that can be deferred.

Under the Deferral Plan, GSI provides participants with the opportunity to make annual elections to defer a specified percentage of up to 100% of their eligible compensation, including salary, bonus and restricted stock unit awards ("RSU Awards"). Elective deferrals of cash compensation are withheld from a participant's paycheck and credited, as applicable, to a bookkeeping account established in the name of the participant. A participant is always 100% vested in his or her own elective cash deferrals and any earnings thereon. An RSU Award, which a participant may generally only elect to defer if, among other conditions set forth in the Deferral Plan, it does not vest until at least thirteen months from the grant date, vests in accordance with the vesting schedule set forth the award agreement. GSI may also make discretionary contributions to participants' accounts in the future, although it does not currently plan to do so. Discretionary contributions made by GSI in the future, if any, will be subject to such vesting arrangements as GSI may determine. Amounts contributed to a participant's account through elective deferrals, deferrals of RSU Awards or through GSI's discretionary contributions, are generally not subject to income tax, and GSI does not receive a deduction, until they are distributed from the accounts.

Under the Deferral Plan, GSI is obligated to deliver on a future date deferred compensation credited to the participant's account, as adjusted for earnings and losses. A participant's elective cash deferral account and any GSI discretionary contribution account, if applicable, are adjusted for any positive or negative investment results from phantom investment alternatives selected by the participant that are available under the Deferral Plan. A participant may make changes to phantom investments on a daily basis in accordance with rules established by the Committee. A participant's RSU account is credited with an equivalent number of shares of the Company's common stock each time the participant elects to defer an RSU Award under the Deferral Plan. A participant's RSU account is automatically allocated to a Company's common stock measurement fund. Amounts payable under the Deferral Plan are unfunded, unsecured general obligations of GSI. Amounts in a participant's elective cash deferral account and any GSI discretionary contribution account will be payable in cash, and amounts in a participant's RSU account will be payable in the Company's common stock, commencing upon the distribution date selected by the participant at the time of deferral. Payments will be distributed in the form of a lump sum payment or in up to ten annual installments, depending upon, if applicable, the election made by a participant at the time of deferral. However, if a participant's service with GSI terminates prior to the selected distribution date or dates, payments will commence as soon as practicable but not later than seventy days following termination of service. Notwithstanding the foregoing, if a participant's service terminates with GSI due to disability or death, or a participant is receiving installment payments and dies or becomes disabled prior to payment of all the installments, all amounts will become immediately payable in the following calendar year. Any payments made to specified employees that commence upon a separation from service will be delayed six months in accordance with the requirements of Section 409A of the Internal Revenue Code. In addition, in the event a participant suffers one or more specified unforeseeable emergencies, the Committee may, in its sole discretion, accelerate the payment of the participant's deferred cash

awards. Payments scheduled to be made under the Deferral Plan may be otherwise delayed or accelerated only upon the occurrence of certain specified events that comply with the requirements of Section 409A of the Internal Revenue Code.

Through December 29, 2007, among GSI's Named Officers, only Mr. Rubin elected to participate in the Deferral Plan. Accordingly, the following table provides information concerning amounts held under the Deferral Plan for the benefit of Mr. Rubin.

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(3) ($)
Michael G. Rubin . . . . Chairman, President and Chief Executive Officer (principal executive officer)	118,500	—	3,223	—	182,987

(1) Amounts contributed by the Named Officer in fiscal 2007 are also reported as compensation in the Summary Compensation Table.

(2) Earnings received by the Named Officer are not reported as compensation in the Summary Compensation Table because such earnings are not considered to be "above market" earnings under SEC regulations.

(3) $56,894 of such amount was reported as compensation in the Summary Compensation Table for prior years.

Potential Payments Upon Termination of Employment or Change in Control

Change in Control Agreements

GSI has entered into change in control agreements with members of its senior management, including GSI's Named Officers (other than Messrs. Mintzer and Rubin), and certain other employees. Each change in control agreement provides that if the employee resigns for "good reason" or is terminated without "cause" within 90 days before or two years (with respect to senior management) following a change in control, then:

- all equity awards held by the employee will immediately become fully vested and exercisable and all restrictions set forth in these equity awards related to the passage of time and/or continued employment will immediately lapse; and
- the employee will have continued exercisability of each stock option and stock appreciation right held by the employee, if any, for the remaining term of each such equity award;

provided, however, that for stock options and stock appreciation rights granted prior to the effective date of the agreement, such period will not exceed the latest date possible that would not cause such option or stock appreciation right to become subject to Section 409A of the Code.

Good reason means:

- a material reduction in the employee's duties, positions, titles, offices, authority or responsibilities relative to the duties, position, titles, offices, authority or responsibilities in effect immediately prior to the change in control; the assignment to the employee of any duties or responsibilities that are substantially inconsistent with the employee's duties, positions, titles, offices, authority or responsibilities as in effect immediately before such assignment; or any removal of the employee from or failure to reappoint or reelect the employee to any of such positions, titles or offices; except that if such event occurs solely from the fact that GSI is no longer a publicly traded and listed company, it will not by itself constitute good reason;
- a reduction in the employee's base salary as in effect immediately prior to the change in control;
- a reduction in the employee's bonus or other cash incentive compensation opportunity as in effect immediately prior to the change in control; a reduction or negative change in the employee's equity award or other long-term non-cash incentive opportunities (the value of which is measured as of the date of grant using a reasonable valuation methodology consistently applied); or a reduction or negative change in the

employee's benefits other than base salary, bonus or other cash and non cash incentive compensation as in effect immediately prior to the change in control; except that good reason shall not exist under this clause if after a change in control, GSI offers the employee a range of cash and non-cash bonus and incentive opportunities and other benefits which, taken as a whole, are comparable to the cash and non-cash bonus and incentive opportunities and other benefits provided to the employee immediately prior to the change in control;

- GSI's failure to timely pay or provide to the employee any portion of the employee's compensation or benefits then due to the employee;
- a relocation of the employee's principal place of employment that will result in an increase of more than thirty miles in the employee's one-way commute as compared to the employee's one-way commute prior to the change of control;
- any material breach by GSI of the change in control agreement or any other material agreement between GSI and the employee, including any employment agreement, indemnification agreement or agreement relating to any equity award; or
- GSI's failure to obtain, before a change in control occurs, an agreement in writing from any successors and assigns to all or substantially all of GSI's business or assets to assume and agree to perform the change in control agreement unless otherwise assumed by such successors and assigns by operation of law.

Cause is defined a good faith determination by GSI's Board of Directors or the Compensation Committee that the employee:

- was grossly negligent or engaged in willful misconduct in the performance of his duties; or
- was convicted of, or entered a plea of guilty to, a crime involving a felony or any criminal offense constituting fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof, other than an automobile offense; or
- intentionally and materially violated any contract or agreement between the employee and GSI, GSI's code of business conduct or any of GSI's material policies, unless done, or omitted to be done, in good faith and with the reasonable belief that the action or omission was in GSI's best interests; and

the employee has not remedied such matter within 30 days of GSI giving the employee written notice of its intention to terminate his employment within 90 days.

Change in control means:

- any person, entity or group acting in concert becomes the beneficial owner of more than 50% of the combined voting power of GSI's voting securities, subject to exceptions for financings and changes resulting from GSI's purchases of its voting securities;
- GSI is a party to a merger, consolidation or similar transaction and, immediately after the completion of such transaction, GSI stockholders immediately prior to such transaction do not beneficially own more than fifty percent of the combined outstanding voting power of either the surviving entity in such transaction or the parent of the surviving entity in such transaction, in each case in substantially the same proportions as their ownership of GSI outstanding voting securities immediately prior to such transaction;
- GSI's stockholders or the Board of Directors approves a plan for its complete dissolution or liquidation, or its complete dissolution or liquidation otherwise occurs;
- GSI completes a sale, lease, exclusive license or other disposition of all or substantially all of its consolidated assets, other than a sale, lease, license or other disposition to an entity, more than fifty percent of the combined voting power of the voting securities of which are beneficially owned by GSI's stockholders in substantially the same proportions as their ownership of GSI's outstanding voting securities immediately prior to such transaction; or

- if a majority of GSI's directors as of the effective date of the agreement are replaced other than in specified circumstances.

If any payment the executive would receive under the change in control agreement or otherwise constitutes a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code and is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, referred to as the excise tax, then such payment will be reduced to an amount that yields the largest net payment to the participant (after taking into account all applicable federal, state, and local employment taxes, income taxes and the excise tax, all computed at the highest applicable rate).

Termination or Change in Control Provisions in Equity Plans

2005 Equity Plan. Generally, the 2005 Equity Plan does not provide for the acceleration of the vesting of stock awards upon the termination of a participant's employment for any reason. The 2005 Equity Plan does provide that, in the event of a corporate transaction (as defined below), if the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for outstanding stock awards under the 2005 Equity Plan, then, with respect to any such stock awards that are held by individuals whose continuous service with GSI or its affiliates has not terminated prior to the effective date of the corporate transaction or was terminated within the three-month period prior to the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will terminate if not exercised prior to the effective date of the corporate transaction. A "corporate transaction" is defined as the occurrence of (i) a sale of all or substantially all of the consolidated assets of GSI and its subsidiaries, (ii) the sale of at least 90% of the outstanding securities of GSI, (iii) the consummation of a merger or consolidation in which GSI is not the surviving corporation, or (iv) the consummation of a merger or consolidation in which GSI is the surviving corporation but shares of GSI's outstanding common stock are converted into other property by virtue of the transaction.

1996 Equity Plan. Generally, the 1996 Equity Plan does not provide for the acceleration of the vesting of stock awards upon the termination of a participant's employment for any reason, except, in the event of a change in control, all awards automatically will vest and become free of restrictions six months after the occurrence of such change in control or, if sooner, when GSI terminates a participant's employment for any reason other than for cause. "Change of Control" is defined as

- the occurrence of an event that would, if known to GSI's management, be required to be reported by GSI as a change of control on SEC Form 8-K;
- any person, entity or group acting in concert becomes the beneficial owner of more than 50% of the combined voting power of GSI's voting securities;
- if a majority of GSI's directors as of the effective date of the 1996 Equity Plan are replaced other than in specified circumstances;
- the sale, exchange or other disposition of all or a significant portion of GSI's business or assets, or the execution by GSI of a binding agreement providing for such a transaction;

unless in any such case, at least a majority of the incumbent directors determine, prior to the occurrence of such change in control, that no change in control has or will have occurred.

Termination or Change in Control Provisions in Employment Agreements

General. Under employment agreements or offer letters that GSI has entered into with its Named Officers, as well as under applicable law, if the employment of a Named Officer terminates for any reason, he will be generally entitled to:

- the earned but unpaid portion of his base salary though the date of termination;
- any other benefits accrued by the Named Officer under GSI's benefit plans or programs up to the date of termination;
- any unpaid business expenses.

Michael G. Rubin. Under Mr. Rubin's employment agreement with GSI, if Mr. Rubin is terminated by GSI without cause, if GSI gives Mr. Rubin a notice of non-renewal of the term of the agreement and allows the agreement to expire or if Mr. Rubin resigns for good reason, Mr. Rubin will be paid $2,525,000 over a period of 24 months following the date of termination or resignation. Upon any such termination or resignation, all of Mr. Rubin's unvested restricted stock units and performance restricted stock units will terminate. The definition of cause is similar to the definition contained in the GSI Change in Control Agreement.

"*Good reason*" is defined as any of the following events unless consented to by Mr. Rubin or cured by GSI:

- Mr. Rubin is demoted, removed or not re-elected to any of his positions or offices, including his position as a member of the Board, or Mr. Rubin is assigned duties or responsibilities that are materially inconsistent with, or constitute a material diminishment of, Mr. Rubin's title, position, responsibilities or authorities, including the change in any reporting relationships which results in Mr. Rubin no longer reporting directly to the Board;
- GSI materially breaches the agreement;
- there is a material reduction in the benefits provided to Mr. Rubin under the agreement;
- there is a material reduction in the performance restricted stock units granted to Mr. Rubin;
- Mr. Rubin's principal place of employment is moved to a location that is more than 50 miles from the current location listed (unless such new location is closer to Mr. Rubin's principal residence);
- GSI fails to obtain the assumption of the agreement by any successor to GSI's business or substantially all of its assets; or
- there is a purported termination of Mr. Rubin for cause which is not effected pursuant to the method described the agreement.

If during the period 183 days before or 213 days after a change in control, Mr. Rubin is terminated by GSI without cause, GSI issues a notice of non-renewal of the term of the agreement or Mr. Rubin terminates his employment because his base salary is reduced or because Mr. Rubin's principal place of employment is moved to a location that is more than 50 miles from the current location (unless such new location is closer to Mr. Rubin's principal residence), he will be paid $2,525,000 over a period of 24 months following the date of termination or resignation. Upon any such termination or resignation, any time based vesting condition in Mr. Rubin's restricted stock units and performance restricted stock units will accelerate; however, if Mr. Rubin is terminated or resigns following a change in control, any performance restricted stock units that were granted for the performance period in which such termination or resignation occurs will immediately terminate. The definition of change in control is similar to the definition contained in the GSI Change in Control Agreement.

Upon the termination of Mr. Rubin's employment under any of the circumstances described above, Mr. Rubin will also be entitled to continuation of his medical benefits for a period of 24 months following the date of termination or resignation, or until he obtains substantially comparable medical coverage, whichever is shorter.

Mr. Rubin has also been granted a right to resign for any reason during a period of 30 days beginning 183 days following a change in control. If Mr. Rubin exercises this right, he will be entitled to continuation of his medical benefits for the period described in the preceding paragraph. Additionally, any time based vesting condition in Mr. Rubin's restricted stock units and performance restricted stock units will accelerate; however, any performance restricted stock units that were granted for the performance period in which such resignation occurs will immediately terminate.

If GSI terminates Mr. Rubin's employment because of his death or disability, as defined in the employment agreement, he will be entitled to the issuance of the number of performance restricted stock units to which he would have been entitled had he remained employed throughout the entire performance period, based upon the extent to which the performance targets are actually achieved during the performance period. Additionally, any time based vesting condition in Mr. Rubin's performance stock units will accelerate. If Mr. Rubin's employment is terminated because of disability, he will also be paid his base salary for a period of six months, reduced by the amount received under any disability insurance plan that GSI provides.

Mr. Rubin's employment agreement contains a "parachute payment" reduction provision similar to that contained in the GSI Change in Control Agreement.

Mr. Rubin's employment agreement also provides for non-competition and non-solicitation covenants applicable following the termination of Mr. Rubin's employment for a period of two years, or if longer, for the period during which the Company is paying the severance benefits set forth above. Mr. Rubin's employment agreement also provides for confidentiality, non-disparagement and invention assignment covenants, subject to certain limitations. The employment agreement provides that if Mr. Rubin breaches any of these covenants, it will discharge GSI's obligation to make payments or provide benefits required under the agreement.

Stephen J. Gold. Under the offer letter with Mr. Gold, either GSI or Mr. Gold may terminate his employment at any time and for any reason. If GSI terminates Mr. Gold's employment without cause, GSI will pay to Mr. Gold severance in an amount equal to 12 months of his base salary or until he accepts employment with another employer. Mr. Gold's offer letter defined cause as (i) gross negligence or willful misconduct in the performance of his duties for GSI; (ii) breach or violation, in a material respect, of any agreement between GSI and Mr. Gold or any of GSI's policy statements, including those regarding business conduct, conflicts-of-interest, insider trading, confidentiality or harassment; (iii) commission of a material act of dishonesty or breach of trust; (iv) acting in a manner that is inimical or injurious, in a material respect, to the business or interests of GSI; or (v) conviction of a felony. Additionally, if GSI terminates Mr. Gold's employment without cause within 12 months following a change in control, as defined in the 1996 Equity Plan, the restricted stock unit granted to Mr. Gold in connection with his initial hiring will automatically vest with respect to the number of shares that would have vested over the next 48 months, had Mr. Gold remained in GSI's employ. Mr. Gold also is bound by a separate agreement that prohibits the unauthorized use or disclosure of GSI's confidential or proprietary information, a prohibition against engaging in competitive activities or soliciting our employees for one year after the end of his employment, and invention assignment covenants.

J. Scott Hardy. Under the offer letter with Mr. Hardy, either GSI or Mr. Hardy may terminate his employment at any time and for any reason. If GSI terminates Mr. Hardy's employment without cause, GSI will continue to pay to Mr. Hardy his base salary in accordance with the following terms: 24 months of his base salary if such termination occurred in 2007; 18 months of his base salary if such termination occurs in 2008; and 12 months of his base salary if such termination occurs in 2009. Mr. Hardy's offer letter defined cause as (i) gross negligence or willful misconduct in the performance of his duties for GSI; (ii) breach or violation, in a material respect, of any agreement between GSI and Mr. Hardy or any of GSI's policy statements, including those regarding conflicts-of-interest, insider trading, confidentiality or harassment; (iii) commission of a material act of dishonesty or breach of trust; (iv) acting in a manner that is inimical or injurious, in a material respect, to the business or interests of GSI; or (v) conviction of a felony. Mr. Hardy also is bound by a separate agreement that prohibits the unauthorized use or disclosure of GSI's confidential or proprietary information, a prohibition against engaging in competitive activities or soliciting our employees for one year after the end of his employment, and invention assignment covenants.

The following table shows the estimated amount of payments and benefits that would be provided by GSI (or GSI's successor) to GSI's Named Officers under the plans and agreements described above assuming that their employment was terminated as of December 29, 2007 for various reasons as described below:

	Reason for Termination of Employment					
Named Officer and Nature of Payment	Voluntary by Executive $	Termination by Us without Cause or Termination by Executive for Good Reason $	Cause $	Death $	Disability $	Termination by Us without Cause or Termination by Executive for Good Reason in connection with a Change of Control $
Michael G. Rubin						
Total cash payment	-0-	2,525,000(1)	-0-	-0-	237,000(2)	2,525,000(1)
Cost of continuation of benefits	-0-	20,830(3)	-0-	-0-	-0-	20,830(3)
Value of accelerated stock option and stock awards(4)	-0-	-0-	-0-	3,179,236(5)	3,179,236(5)	4,352,320(6)
Total	-0-	2,545,830	-0-	3,179,236	3,416,236	6,898,150
Michael R. Conn						
Total cash payment	-0-	-0-	-0-	-0-	-0-	-0-
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock option and stock awards(4)	-0-	-0-	-0-	-0-	-0-	899,915(7)
Total	-0-	-0-	-0-	-0-	-0-	899,915
Stephen J. Gold						
Total cash payment	-0-	389,000(8)	-0-	-0-	-0-	389,000(8)
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock option and stock awards(4)	-0-	-0-	-0-	-0-	-0-	1,297,143(7)
Total	-0-	389,000	-0-	-0-	-0-	1,686,143
J. Scott Hardy						
Total cash payment	-0-	800,000(9)	-0-	-0-	-0-	800,000(9)
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock option and stock awards(4)	-0-	-0-	-0-	-0-	-0-	1,109,716(7)
Total	-0-	800,000	-0-	-0-	-0-	1,909,716
Damon Mintzer						
Total cash payment	-0-	-0-	-0-	-0-	-0-	-0-
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock option and stock awards(4)	-0-	-0-	-0-	-0-	-0-	273,814(10)
Total	-0-	-0-	-0-	-0-	-0-	273,814

(1) Represents amount payable under Mr. Rubin's employment agreement, payable in 24 monthly installments following termination of employment.

(2) Represents the maximum amount payable under Mr. Rubin's employment agreement, pursuant to which he will continue to receive his base salary for a period of six months following the date of termination; however, any such amounts will be reduced, dollar-for-dollar, by any amounts received by Mr. Rubin under any disability insurance policy or plan provided to Mr. Rubin by GSI.

(3) Represents the estimated cost to continue Mr. Rubin's medical benefits for a period of 24 months following termination of employment, assuming no increase in premiums.

(4) Represents the value of unvested stock option and/or stock awards that would be accelerated as a result of the termination of employment, calculated as the sum of:

- the difference between $19.54, the closing price of GSI's common stock on December 28, 2007, the last trading day in fiscal 2007, and the exercise price of unvested stock options as of such date, multiplied by the number of unvested options as of such date; and
- the closing price of GSI's common stock on December 28, 2007, the last trading day in fiscal 2007, multiplied by the number of unvested stock awards as of such date.

(5) Represents the value of 162,704 shares under unvested performance restricted stock units that would be issued on the death or disability of Mr. Rubin, including the 73,645 shares under a performance restricted stock unit which the Compensation Committee determined on March 4, 2008 were not earned in fiscal 2007 because the performance targets were not met, calculated by multiplying such number of units by $19.54, the closing price of GSI's common stock on December 28, 2007, the last trading day in fiscal 2007. The number of performance restricted stock units that would be issued in the event of the death or disability of Mr. Rubin is equal to the number of performance restricted stock units to which he would have been entitled had he remained employed throughout the entire performance period, based upon the extent to which the performance targets are actually achieved during the performance period.

(6) Represents the value of unvested performance restricted stock units and restricted stock units that would be accelerated under Mr. Rubin's employment agreement. See note 4.

(7) Represents the value of unvested stock options and/or stock awards that would be accelerated under the change of control agreement. See note 4.

(8) Represents the maximum amount payable under Mr. Gold's offer letter, pursuant to which he will continue to receive his base salary for a period ending on the earlier of 12 months following the date of termination without cause and the date that he obtains new employment. Although the offer letter does not specifically provide for severance in connection with a change in control, Mr. Gold would be entitled to receive the severance described in the preceding sentence if his employment was terminated without cause in connection with a change of control. Mr. Gold's offer letter does not provide for a termination by Mr. Gold for good reason.

(9) Represents the maximum amount payable under Mr. Hardy's offer letter, pursuant to which he would continue to receive his base salary for 24 months were he terminated without cause in 2007, 18 months where he terminated without cause in 2008, and 12 months where he terminated without cause in 2009. Although the offer letter does not specifically provide for severance in connection with a change in control, Mr. Hardy would be entitled to receive the severance described in the preceding sentence if his employment was terminated without cause in connection with a change of control. Mr. Hardy's offer letter does not provide for a termination by Mr. Hardy for good reason.

(10) Represents the value of unvested stock options and certain restricted stock units that would be accelerated under the 1996 Equity Plan. If the change in control also constituted a "corporate transaction" under the 2005 Equity Plan and if the surviving or acquiring entity (or its parent company) elected not to assume, continue or substitute for outstanding stock awards under the 2005 Equity Plan, then restricted stock units issued under the 2005 Equity Plan with a value of $887,331 would also be accelerated. See note 4.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, Messrs. Menell, Hunter and Perlis and Ms. Weiss served on the Compensation Committee. None of these individuals is or has been an officer or employee of GSI.

No person who served as a member of the Compensation Committee during fiscal 2007 was a current or former officer or employee of GSI or, except as described below, engaged in certain transactions with GSI required to be disclosed by regulations of the SEC. There were no compensation committee "interlocks" during fiscal 2007, which generally means that none of GSI's executive officers served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of GSI's Compensation Committee.

Other Relationships and Related Transactions

In fiscal 2000 and 2001, Interactive Technology Holdings, LLC, a joint venture of Comcast Corporation and QVC, Inc. which is now a subsidiary of Liberty Media Corporation, acquired 10,797,900 shares of GSI Common Stock and warrants to purchase 300,000 shares of GSI Common Stock. On January 31, 2005, ITH effected a distribution of all of its assets, including shares of GSI Common Stock, to entities affiliated with Comcast and Liberty. Based on a Schedule 13D/A filed with the Securities and Exchange Commission on September 1, 2006, entities affiliated with Liberty beneficially owned approximately 19.54% of GSI's Common Stock outstanding as of April 21, 2008. M. Jeffrey Branman, one of GSI's directors, was the president of Interactive Technology Services, which served as financial advisor to ITH through its dissolution.

In 2000, GSI entered into a website development and distribution agreement with iQVC, a division of QVC, Inc., pursuant to which GSI provides technology, procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. In 2007, GSI entered into an E-Commerce Distribution Agreement with QVC, Inc., which replaced the agreement between GSI and iQVC. Under the agreement with QVC, Inc. GSI provides procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. The terms of these sales are comparable to those with other similar partners.

In 2007, GSI entered into an agreement with QVC, Inc., pursuant to which GSI makes NFL licensed merchandise available to QVC for QVC to sell both on its website and on live direct response television programs. GSI will be the exclusive provider of NFL licensed merchandise to QVC, subject to limited exceptions, and the GSI fulfillment network will fulfill product orders received from QVC's website and the QVC live direct response programs.

GSI recognized net revenues of $7,809,000 during fiscal 2007 pursuant its agreements with QVC, Inc.

As of April 21, 2008, SOFTBANK Capital Partners LLC and its affiliates collectively beneficially owned approximately 17.23% of the Company's outstanding common stock based on a Schedule 13D/A filed with the Securities and Exchange Commission on June 2, 2005. Ronald D. Fisher, one of the Company's directors, is vice-chairman of SOFTBANK Holdings Inc. and SOFTBANK Corp. and a managing general partner of SOFTBANK Capital Partners LP, which are affiliates of SOFTBANK Capital Partners LLC. In 2007, GSI entered into a Learning Management System Agreement (the "License Agreement") with LRN Corporation ("LRN"). Affiliates of SOFTBANK Capital Partners LLC are investors in LRN. Under the License Agreement, LRN will provide GSI with software, content and integration services for online legal compliance training for a period of three years. GSI believes the terms of the License Agreement are comparable to the terms available to it from other third-party providers of these services. GSI will pay LRN approximately $200,000 during the license period.

Prior to July 2007, GSI owned approximately 11.5% the outstanding capital stock of Odimo, Inc. and prior to February 2007, SOFTBANK Capital Partners LLC and its affiliates collectively owned approximately 16.1% of the outstanding common stock of Odimo. At December 29, 2007, the Company owned 31,272 shares, or less than 1% of Odimo, and SOFTBANK Capital Partners LLC did not own any shares of Odimo.

The Board of Directors has adopted written related party transaction policies and procedures. In accordance with GSI's Audit Committee Charter and the Board of Directors' written related party transaction policies and procedures, GSI's Audit Committee is responsible for reviewing and approving or ratifying the terms and conditions of all related party transactions. If a majority of the members of the Audit Committee are interested in the proposed related party transaction, then the transaction must be approved by a majority of the disinterested members of the Board of Directors, excluding directors who are employees of GSI. In determining whether to approve or ratify a related party transaction, the Audit Committee will take into account, among other factors it deems appropriate:

- whether the related party transaction is in the best interests of GSI and its stockholders;
- whether the related party transaction is on terms no less favorable to GSI than terms generally available in a transaction with an unaffiliated third-party under the same or similar facts and circumstances;
- the impact on independence if the related party is a member of the Board of Directors of GSI; and
- the extent of the related party's interest in the transaction.

If a related party transaction will be ongoing, the Audit Committee may establish guidelines for GSI's management to follow in its ongoing dealings with the related party. Thereafter, the Audit Committee, on at least an annual basis, shall review and assess ongoing relationships with the related party to see that they are in compliance with the Audit Committee's guidelines and that the related party transaction remains appropriate.

A related party transaction means any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the Company (or any of its subsidiaries) was, is or will be a participant (a "Transaction") and in which any related party had, has or will have a direct or indirect interest, and the amount is expected to involve at least $100,000; provided however, that no Related Party shall be deemed to have an indirect interest where the interest arises only from (i) such person's ownership of less than a 10% equity interest (together with all of GSI's directors, nominees for director, executive officers and immediate family members of directors, nominees for directors and executive officers) in a party to a Transaction or (ii) such person's position as a limited partner with an interest of less than 10% (together with all of GSI's directors, nominees for director, executive officers and immediate family members of directors, nominees for directors and executive officers) in a party to a Transaction. A related party means (a) any person who is, or at any time since the beginning of GSI's last fiscal year was, a director or executive officer of GSI or a nominee for director; (b) any five percent stockholder; or (c) any immediate family member.

These related party transaction policies and procedures do not apply to the following transactions:

- any employment relationship or transaction with an executive officer and any related compensation resulting solely from that employment relationship or transaction (unless the total compensation is in excess of $100,000) if the compensation resulting from the relationship or transaction is approved (or recommended to the Board of Directors for approval) by the Compensation Committee of the Board of Directors;
- compensation paid to directors for services in their capacities as members of the Board of Directors and committees thereof if the compensation is approved by the Board of Directors or the appropriate committee of the Board of Directors;
- any transaction in which the interest of the related party arises solely from the ownership of a class of equity securities of GSI and all holders of that class of equity securities of the registrant received the same benefit on a pro rata basis (for example, dividends or distributions paid with respect to a class of the Company's securities);
- any transaction that occurred at a time before a person or entity became a related party if such transaction did not continue after such person or entity became a related party; and
- any transaction where the rates or charges involved in the transaction are determined by competitive bids.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires GSI's directors, executive officers, and persons who own more than 10% of a registered class of GSI's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of GSI. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish GSI with copies of all Section 16(a) forms they file.

To GSI's knowledge, based solely on a review of the copies of such reports furnished to GSI and written representations that no other reports were required to be filed, all Section 16(a) filing requirements applicable to GSI's directors, executive officers and greater than 10% beneficial stockholders were complied with during fiscal 2007, except that the following reports were not timely filed: Michael Rubin, chairman, president, chief executive officer, filed one late Form 4 which covered the payment of tax liability by withholding securities incident to the vesting of a restricted stock unit award; and Damon Mintzer, executive vice president, sales, filed a late Form 4 which covered the sale of common stock.

OTHER MATTERS

As of the date of this Proxy Statement, GSI knows of no other business that will be presented for consideration at the Annual Meeting (other than procedural matters). However, the enclosed proxy confers discretionary authority to vote with respect to any and all of the following matters that may come before the Annual Meeting: (i) matters for which GSI's Board of Directors did not have notice on or prior to March 17, 2008 that are to be presented for approval at the Annual Meeting; (ii) approval of the minutes of a prior meeting of stockholders, if such approval does not constitute ratification of the action at the meeting; (iii) the election of any person to any office for which a bona fide nominee is unable to serve or for good cause will not serve; (iv) any proposal omitted from this Proxy Statement and the form of proxy pursuant to Rules 14a-8 or 14a-9 under the Exchange Act; and (v) matters incident to the conduct of the Annual Meeting. If any such matters come before the Annual Meeting, the proxy agents named in the accompanying proxy card will vote in accordance with their judgment.

ADDITIONAL INFORMATION

GSI is subject to the informational requirements of the Exchange Act. Therefore, GSI files reports and information, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information at GSI's Investor Relations Web site. The address is www.gsicommerce.com/investors. GSI makes available through its Web site, free of charge, copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. In addition, GSI will provide at no cost, paper or electronic copies of its reports and other filings made with the SEC. Requests should be directed to Investor Relations, 935 First Avenue, King of Prussia, Pennsylvania 19406.

The information on the Web site listed above, is not and should not be considered part of this Proxy Statement and is not incorporated by reference in this document. This Web site is, and is only intended to be, an inactive textual reference.

COST OF ANNUAL MEETING AND PROXY STATEMENT

The cost of soliciting proxies will be borne by GSI. In addition to solicitation by mail, proxies may be solicited in person or by telephone, e-mail or fax by directors, officers or employees of GSI, without additional compensation. Upon request by brokers, dealers, banks or voting trustees or their nominees who are record holders of Common Stock, GSI will pay the reasonable expenses incurred by such record holders for mailing proxy materials to any beneficial owners of the Common Stock.

STOCKHOLDER PROPOSALS

A stockholder proposal for GSI's 2009 Annual Meeting must be submitted to GSI at its office located at 935 First Avenue, King of Prussia, Pennsylvania, 19406, by December 26, 2008 to receive consideration for inclusion in GSI's 2009 Annual Meeting proxy materials pursuant to Rule 14a-8 of the Exchange Act. Any such proposal must also comply with the proxy rules under the Exchange Act, including Rule 14a-8.

In addition, the period during which a stockholder must provide notice to GSI of a proposal to be submitted outside of the Rule 14a-8 process for consideration at GSI's 2009 Annual Meeting is not earlier than the close of business on February 19, 2009 nor later than close of business on March 23, 2009. As to all such matters which GSI does not have notice on or prior to March 18, 2009, discretionary authority shall be granted to the persons designated in GSI's proxy related to the 2009 Annual Meeting to vote on such proposal.

ANNUAL REPORT

This Proxy Statement is accompanied by GSI's Annual Report to Stockholders for fiscal 2007. GSI will furnish without charge to each person to whom this Proxy Statement is delivered, a copy of any or all of the documents incorporated by reference in GSI's Annual Report on Form 10-K for fiscal 2007, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to the information that is incorporated), upon the written request of such person. Requests should be sent to: GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406, (610) 265-3229, Attention: Investor Relations.

HOUSEHOLDING

In order to reduce printing costs and postage fees, GSI has adopted the process called "householding" for mailing its Annual Report to Stockholders and Proxy Statement to "street name holders," which refers to stockholders whose shares are held in a stock brokerage account or by a bank or other nominee. This means that street name holders who share the same last name and address will receive only one copy of GSI's Annual Report to Stockholders and Proxy Statement, unless GSI receives contrary instructions from a street name holder at that address. GSI will continue to mail a proxy card to each stockholder of record.

If you prefer to receive multiple copies of GSI's Annual Report to Stockholders and Proxy Statement at the same address, you may obtain additional copies by writing to GSI at 935 First Avenue, King of Prussia, PA, 19406, Attention: Investor Relations or calling GSI's Investor Relations at (610) 265-3229. Eligible stockholders of record receiving multiple copies of the Annual Report to Stockholders and Proxy Statement can request householding by contacting GSI in the same manner.

By Order of the Board of Directors,



Arthur H. Miller,
Secretary

Appendix A
GSI COMMERCE, INC.

2005 EQUITY INCENTIVE PLAN, AS AMENDED

APPROVED BY BOARD ON: MARCH 8, 2005
APPROVED BY STOCKHOLDERS: JUNE 30, 2005
TERMINATION DATE: MARCH 8, 2015

1. GENERAL.

(a) *Eligible Stock Award Recipients.* The persons eligible to receive Stock Awards are Employees, Directors and Consultants.

(b) *Available Stock Awards.* The Plan provides for the grant of the following Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Purchase Awards, (iv) Stock Bonus Awards, (v) Stock Appreciation Rights, (vi) Stock Unit Awards, and (vii) Other Stock Awards.

(c) *General Purpose.* The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Stock Awards as set forth in Section 1(a), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards.

2. DEFINITIONS.

As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

(a) *"Affiliate"* means (i) any corporation (other than the Company) in an unbroken ownership chain of corporations ending with the Company, provided each corporation in the unbroken ownership chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such ownership chain, and (ii) any corporation (other than the Company) in an unbroken ownership chain of corporations beginning with the Company, provided each corporation (other than the last corporation) in the unbroken ownership chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such ownership chain. The Board shall have the authority to determine (x) the time or times at which the ownership tests are applied, and (y) whether "Affiliate" includes entities other than corporations within the foregoing definition.

(b) *"Board"* means the Board of Directors of the Company.

(c) *"Capitalization Adjustment"* has the meaning ascribed to that term in Section 12(a).

(d) *"Cause"* means with respect to a Participant, the occurrence of any of the following: (i) such Participant's commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant's attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant's intentional, material violation of any material contract or agreement between the Participant and the Company or of the Company's code of Business Conduct or any of the Company's policies or of any statutory duty owed to the Company; (iv) such Participant's unauthorized use or disclosure of the Company's confidential information or trade secrets; or (v) such Participant's engaging in conduct which is inimical or injurious, in a material respect, to the business or interests of the Company. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause shall be made by the Company in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated by reason of dismissal without Cause

for the purposes of outstanding Stock Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(e) *"Change in Control"* means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction, which is covered by Section 2(e)(ii). Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company from the Company by an investor, any affiliate (as such term is defined in Rule 405 of the Securities Act) thereof or any other Exchange Act Person in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (B) solely because the level of Ownership held by any Exchange Act Person (the ***"Subject Person"***) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v) individuals who, on the date this Plan is adopted by the Board, are Directors (the ***"Incumbent Board"***) cease for any reason to constitute at least a majority of the Directors; *provided, however,* that if the appointment or election (or nomination for election) of any new Director was approved or recommended by a majority vote of the Incumbent Board, such new Director shall, for purposes of this Plan, be considered a member of the Incumbent Board.

The term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Stock Awards subject to such agreement

where such agreement provides for acceleration of vesting of such Stock Awards in the event of a Change in Control; *provided, however,* that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(f) *"Code"* means the Internal Revenue Code of 1986, as amended.

(g) *"Committee"* means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 3(c).

(h) *"Common Stock"* means the common stock of the Company.

(i) *"Company"* means GSI Commerce, Inc., a Delaware corporation.

(j) *"Consultant"* means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the Board of Directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

(k) *"Continuous Service"* means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service. For example, a change in status from an employee of the Company to a consultant to an Affiliate or to a Director shall not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(l) *"Corporate Transaction"* means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(m) *"Covered Employee"* shall have the meaning provided in Section 162(m)(3) of the Code and the regulations promulgated thereunder.

(n) *"Director"* means a member of the Board.

(o) *"Disability"* means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

(p) *"Effective Date"* means the effective date of this Plan document, which is the date that this Plan is first approved by the Company's stockholders.

(q) *"Employee"* means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

(r) *"Entity"* means a corporation, partnership, limited liability company or other entity.

(s) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(t) *"Exchange Act Person"* means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (i) the Company or any Affiliate, (ii) any employee benefit plan of the Company or any Affiliate or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Affiliate, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

(u) *"Fair Market Value"* means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date in question, as reported in *The Wall Street Journal* or such other source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price (or closing bid if no sales were reported) for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price (or closing bid if no sales were reported) on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith.

(v) *"Incentive Stock Option"* means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(w) *"Non-Employee Director"* means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ***("Regulation S-K")***), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(x) *"Nonstatutory Stock Option"* means any Option other than an Incentive Stock Option.

(y) *"Officer"* means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) *"Option"* means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(aa) *"Option Agreement"* means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(bb) *"Optionholder"* means a person to whom an Option is granted pursuant to the Plan or, if permitted under the terms of this Plan, such other person who holds an outstanding Option.

(cc) *"Other Stock Award"* means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 7(e).

(dd) *"Other Stock Award Agreement"* means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(ee) *"Outside Director"* means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(ff) *"Own," "Owned," "Owner," "Ownership"* A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(gg) *"Participant"* means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(hh) *"Performance Criteria"* means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, the following: (i) earnings per share; (ii) earnings before interest and taxes; (iii) earnings before interest, taxes and depreciation and/or amortization; (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net operating income; (xii) net operating income after tax; (xiii) pre-tax profit; (xiv) operating cash flow; (xv) sales or revenue targets; (xvi) increases in revenue or product revenue; (xvii) expenses and cost reduction goals; (xviii) improvement in or attainment of working capital levels; (xix) economic value added (or an equivalent metric); (xx) market share; (xxi) cash flow; (xxii) cash flow per share; (xxiii) share price performance; (xxiv) debt reduction; (xxv) implementation or completion of projects or processes; (xxvi) customer satisfaction; (xxvii) stockholders' equity; and (xxviii) other measures of performance selected by the Board. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement. The Board shall, in its sole discretion, define the manner of calculating the Performance Criteria it selects to use for such Performance Period.

(ii) *"Performance Goals"* means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. The Board is authorized at any time in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; or (iii) in view of the Board's assessment of the business strategy of the Company, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. Specifically, the Board is authorized to make adjustment in the method of calculating attainment of Performance Goals and objectives for a Performance Period as follows: (x) to

exclude the dilutive effects of acquisitions or joint ventures; (y) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; and (z) to exclude the effect of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends. In addition, with respect to Performance Goals established for Participants who are not Covered Employees, and who will not be Covered Employees at the time the compensation will be paid, the Board is authorized to make adjustment in the method of calculating attainment of Performance Goals and objectives for a Performance Period as follows: (A) to exclude restructuring or other nonrecurring charges; (B) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (C) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (D) to exclude the effects to any statutory adjustments to corporate tax rates; (E) to exclude the impact of any "extraordinary items" as determined under generally accepted accounting principles; and (F) to exclude any other unusual, non-recurring gain or loss or other extraordinary item.

(jj) *"Performance Period"* means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(kk) *"Plan"* means this GSI Commerce, Inc. 2005 Equity Incentive Plan.

(ll) *"Prior Plan"* means the Company's 1996 Equity Incentive Plan in effect immediately prior to the Effective Date.

(mm) *"Rule 16b-3"* means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(nn) *"Securities Act"* means the Securities Act of 1933, as amended.

(oo) *"Stock Appreciation Right"* means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 7(d).

(pp) *"Stock Appreciation Right Agreement"* means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(qq) *"Stock Award"* means any right granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Stock Purchase Award, Stock Bonus Award, a Stock Appreciation Right, a Stock Unit Award, or any Other Stock Award.

(rr) *"Stock Award Agreement"* means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(ss) *"Stock Bonus Award"* means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 7(b).

(tt) *"Stock Bonus Award Agreement"* means a written agreement between the Company and a holder of a Stock Bonus Award evidencing the terms and conditions of a Stock Bonus Award grant. Each Stock Bonus Award Agreement shall be subject to the terms and conditions of the Plan.

(uu) *"Stock Purchase Award"* means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 7(a).

(vv) *"Stock Purchase Award Agreement"* means a written agreement between the Company and a holder of a Stock Purchase Award evidencing the terms and conditions of a Stock Purchase Award grant. Each Stock Purchase Award Agreement shall be subject to the terms and conditions of the Plan.

(ww) *"Stock Unit Award"* means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 7(c).

(xx) *"Stock Unit Award Agreement"* means a written agreement between the Company and a holder of a Stock Unit Award evidencing the terms and conditions of a Stock Unit Award grant. Each Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(yy) *"Subsidiary"* means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(zz) *"Ten Percent Stockholder"* means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

3. ADMINISTRATION.

(a) *Administration by Board.* The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 3(c).

(b) *Powers of Board.* The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (A) which of the persons eligible under the Plan shall be granted Stock Awards; (B) when and how each Stock Award shall be granted; (C) what type or combination of types of Stock Award shall be granted; (D) the provisions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Common Stock pursuant to a Stock Award; and (E) the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Stock Award Agreement fully effective.

(iii) To settle all controversies regarding the Plan and Stock Awards granted under it.

(iv) To amend the Plan or a Stock Award as provided in Section 13.

(v) To terminate or suspend the Plan as provided in Section 14.

(vi) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Stock Awards.

(vii) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors and Consultants who are foreign nationals or employed outside the United States.

(c) *Delegation to Committee.*

(i) *General.* The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the

Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) *Section 162(m) and Rule 16b-3 Compliance.* In the sole discretion of the Board, the Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. In addition, the Board or the Committee, in its sole discretion, may (A) delegate to a committee of one or more Directors who need not be Outside Directors the authority to grant Stock Awards to eligible persons who are either (I) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award, or (II) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, or (B) delegate to a committee of one or more Directors who need not be Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d) *Effect of Board's Decision.* All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(e) *Limitation of Board Member's Liability.* No member of the Board shall be liable for any act or omission (whether or not negligent) taken or omitted in good faith, or for the good faith exercise of any authority or discretion granted in the Plan to the Board, or for any act or omission of any other member of the Board.

(f) *Company Obligations.* All costs incurred in connection with the administration and operation of the Plan shall be paid by the Company. Except for the express obligations of the Company under the Plan and under Stock Awards granted in accordance with the provisions of the Plan, the Company shall have no liability with respect to any Stock Award, or to any Participant or any transferee of shares of Common Stock from any Participant, including, but not limited to, any tax liabilities, capital losses, or other costs or losses incurred by any Participant or any such transferee.

(g) *Cancellation and Re-Grant of Stock Awards.* Neither the Board nor any Committee shall have the authority to: (i) reprice any outstanding Stock Awards under the Plan, (ii) cancel and re-grant any outstanding Stock Awards under the Plan, or (iii) buyout any underwater Options for cash, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

4. SHARES SUBJECT TO THE PLAN.

(a) *Share Reserve.* Subject to the provisions of Section 12(a) relating to Capitalization Adjustments, the number of shares of Common Stock that may be issued pursuant to Stock Awards shall not exceed, in the aggregate, seven million two hundred fifty one thousand two hundred nineteen (7,251,219) shares of Common Stock; *provided, however,* that such share reserve shall be increased from time to time by a number of shares equal to the number of shares of Common Stock that (i) are issuable pursuant to options or stock award agreements outstanding under the Prior Plan as of the Effective Date and (ii) but for the termination of the Prior Plan as of the Effective Date, would otherwise have reverted to the share reserve of the Prior Plan pursuant to subsection 2.3 thereof.

(b) *Reversion of Shares to the Share Reserve.* If any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, if any shares of Common Stock issued to a Participant pursuant to a Stock Award are forfeited to or repurchased by the Company, including, but not limited to, any repurchase or forfeiture caused by the failure to meet a contingency or condition required for the vesting of such shares, then the shares of Common Stock not issued under such Stock Award, or forfeited to or repurchased by the Company, shall revert to and again become available for issuance under the Plan. If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld for the payment of taxes or the Stock Award is exercised through a reduction of shares subject to the Stock Award (*i.e.*, "net exercised"), the number of shares that are not delivered to the Participant shall remain available for issuance under the Plan. If the exercise price of any Stock Award is satisfied by tendering shares of Common Stock held by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall remain available for issuance under the Plan.

Notwithstanding anything to the contrary in this Section 4(b), subject to the provisions of Section 12(a) relating to Capitalization Adjustments the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be four million (4,000,000) shares of Common Stock.

(c) *Source of Shares.* The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

5. ELIGIBILITY.

(a) *Eligibility for Specific Stock Awards.* Incentive Stock Options may be granted only to Employees. Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) *Ten Percent Stockholders.* A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) *Section 162(m) Limitation on Annual Grants.* Subject to the provisions of Section 12(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, no Employee shall be eligible to be granted Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value of the Common Stock on the date the Stock Award is granted covering more than two million (2,000,000) shares of Common Stock during any calendar year.

(d) *Consultants.* A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act *("**Form S-8**")* is not available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, because the Consultant is not a natural person, or because of any other rule governing the use of Form S-8.

6. OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options need not be identical; *provided, however,* that each Option Agreement shall include (through incorporation of provisions hereof by reference in the Option Agreement or otherwise) the substance of each of the following provisions:

(a) *Term.* The Board shall determine the term of an Option; *provided, however,* that subject to the provisions of Section 5(b) regarding Ten Percent Stockholders, no Incentive Stock Option shall be exercisable after the expiration of ten (10) years from the date of grant.

(b) *Exercise.* To exercise any outstanding Option, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Option Agreement evidencing such Option.

(c) *Exercise Price of an Incentive Stock Option.* Subject to the provisions of Section 5(b) regarding Ten Percent Stockholders, the exercise price of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Section 424(a) of the Code.

(d) *Exercise Price of a Nonstatutory Stock Option.* The exercise price of each Nonstatutory Stock Option shall be determined by the Board at the time the Option is granted. However, if a Nonstatutory Stock Option has an

exercise price less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted, the terms of such Option must provide that it is exercisable only in a manner consistent with the requirements of Section 409A of the Code. For example, such restrictions on exercisability may include, without limitation, a requirement that the Option expire if it is not exercised on or before the date upon which the shares of Common Stock vest, or that the Option may only be exercised upon a specified pre-determined date. To the extent required by applicable law, the price to be paid by the Participant for each share of Common Stock subject to a Nonstatutory Stock Option will not be less than the par value of a share of Common Stock.

(e) *Consideration.* The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section 6(e) are:

(i) by cash or check;

(ii) bank draft or money order payable to the Company;

(iii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iv) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(v) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such holding back of whole shares; *provided, further,* that shares of Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations;

(vi) according to a deferred payment or similar arrangement with the Optionholder; *provided, however,* that interest shall compound at least annually and shall be charged at the minimum rate of interest necessary to avoid (A) the imputation of interest income to the Company and compensation income to the Optionholder under any applicable provisions of the Code, and (B) adverse financial accounting treatment of the Option; or

(vii) in any other form of legal consideration that may be acceptable to the Board.

(f) *Transferability of Options.* The Board may, in its sole discretion, impose such limitations on the transferability of Options as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options shall apply:

(i) *Restrictions on Transfer.* An Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder.

(ii) *Domestic Relations Orders.* Notwithstanding the foregoing, an Option may be transferred pursuant to a domestic relations order.

(iii) *Beneficiary Designation.* Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(g) *Vesting Generally.* The total number of shares of Common Stock subject to an Option may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option may be subject to

such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section 6(g) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

(h) *Termination of Continuous Service.* In the event that an Optionholder's Continuous Service terminates (other than for Cause or upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(i) *Extension of Termination Date.* An Optionholder's Option Agreement may provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than for Cause or upon the Optionholder's death or Disability or upon a Change in Control) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option as set forth in the Option Agreement.

(j) *Disability of Optionholder.* In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(k) *Death of Optionholder.* In the event that (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death, or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionholder's death, but only within the period ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of such Option as set forth in the Option Agreement. If, after the Optionholder's death, the Option is not exercised within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(l) *Termination for Cause.* Except as explicitly provided otherwise in an Optionholder's Option Agreement, in the event that an Optionholder's Continuous Service is terminated for Cause, the Option shall terminate upon the termination date of such Optionholder's Continuous Service, and the Optionholder shall be prohibited from exercising his or her Option from and after the time of such termination of Continuous Service.

(m) *Early Exercise.* The Option Agreement may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option. Any unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate. The Company shall not be required to exercise its repurchase option until at least six (6) months (or such longer or shorter period of time necessary to avoid a charge to earnings for financial accounting purposes) have elapsed following exercise of the Option unless the Board otherwise specifically provides in the Option Agreement.

7. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS.

(a) *Stock Purchase Awards.* Each Stock Purchase Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. At the Board's election, shares of Common Stock may be (i) held in book entry form subject to the Company's instructions until any restrictions relating to the Stock Purchase Award lapse; or (ii) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Stock Purchase Award Agreements may change from time to time, and the terms and conditions of separate Stock Purchase Award Agreements need not be identical, *provided, however,* that each Stock Purchase Award Agreement shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) *Purchase Price.* At the time of the grant of a Stock Purchase Award, the Board will determine the price to be paid by the Participant for each share subject to the Stock Purchase Award. To the extent required by applicable law, the price to be paid by the Participant for each share of the Stock Purchase Award will not be less than the par value of a share of Common Stock.

(ii) *Consideration.* At the time of the grant of a Stock Purchase Award, the Board will determine the consideration permissible for the payment of the purchase price of the Stock Purchase Award. The purchase price of Common Stock acquired pursuant to the Stock Purchase Award shall be paid either: (A) in cash or by check at the time of purchase, (B) at the discretion of the Board, according to a deferred payment or other similar arrangement with the Participant, (C) by past services rendered to the Company, or (D) in any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(iii) *Vesting.* Shares of Common Stock acquired under a Stock Purchase Award may be subject to a share repurchase right or option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(iv) *Termination of Participant's Continuous Service.* In the event that a Participant's Continuous Service terminates, the Company shall have the right, but not the obligation, to repurchase or otherwise reacquire, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination under the terms of the Stock Purchase Award Agreement. At the Board's election, the price paid for all shares of Common Stock so repurchased or reacquired by the Company may be at the lesser of: (A) the Fair Market Value on the relevant date, or (B) the Participant's original cost for such shares. The Company shall not be required to exercise its repurchase or reacquisition option until at least six (6) months (or such longer or shorter period of time necessary to avoid a charge to earnings for financial accounting purposes) have elapsed following the Participant's purchase of the shares of Common Stock acquired pursuant to the Stock Purchase Award unless otherwise determined by the Board or provided in the Stock Purchase Award Agreement.

(v) *Transferability.* Rights to purchase or receive shares of Common Stock granted under a Stock Purchase Award shall be transferable by the Participant only upon such terms and conditions as are set forth in the Stock Purchase Award Agreement, as the Board shall determine in its sole discretion, and so long as Common Stock awarded under the Stock Purchase Award remains subject to the terms of the Stock Purchase Award Agreement.

(b) *Stock Bonus Awards.* Each Stock Bonus Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. At the Board's election, shares of Common Stock may be (i) held in book entry form subject to the Company's instructions until any restrictions relating to the Stock Bonus Award lapse; or (ii) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Stock Bonus Award Agreements may change from time to time, and the terms and conditions of separate Stock Bonus Award Agreements need not be identical, *provided,*

however, that each Stock Bonus Award Agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) *Consideration.* A Stock Bonus Award may be awarded in consideration for (A) past services actually rendered to the Company or an Affiliate, or (Bi) any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) *Vesting.* Shares of Common Stock awarded under the Stock Bonus Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) *Termination of Participant's Continuous Service.* In the event a Participant's Continuous Service terminates, the Company may receive via a forfeiture condition, any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination of Continuous Service under the terms of the Stock Bonus Award Agreement.

(iv) *Transferability.* Rights to acquire shares of Common Stock under the Stock Bonus Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Stock Bonus Award Agreement, as the Board shall determine in its sole discretion, so long as Common Stock awarded under the Stock Bonus Award Agreement remains subject to the terms of the Stock Bonus Award Agreement.

(c) *Stock Unit Awards.* Each Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Stock Unit Award Agreements need not be identical, *provided, however,* that each Stock Unit Award Agreement shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) *Consideration.* At the time of grant of a Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) *Vesting.* At the time of the grant of a Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) *Payment.* A Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Stock Unit Award Agreement.

(iv) *Additional Restrictions.* At the time of the grant of a Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Stock Unit Award after the vesting of such Stock Unit Award.

(v) *Dividend Equivalents.* Dividend equivalents may be credited in respect of shares of Common Stock covered by a Stock Unit Award, as determined by the Board and contained in the Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Stock Unit Award credited by reason of such dividend equivalents will be subject to all the terms and conditions of the underlying Stock Unit Award Agreement to which they relate.

(vi) *Termination of Participant's Continuous Service.* Except as otherwise provided in the applicable Stock Unit Award Agreement, such portion of the Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(vii) *Compliance with Section 409A of the Code.* Notwithstanding anything to the contrary set forth herein, any Stock Unit Award granted under the Plan that is not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Stock Unit Award will comply with the requirements of

Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Stock Unit Award Agreement evidencing such Stock Unit Award. For example, such restrictions may include, without limitation, a requirement that any Stock Unit Award that is to be issued after March 15 of the year immediately following the year in which the shares of underlying Common Stock vest must be issued in accordance with a permissible payment event under Section 409A of the Code.

(d) *Stock Appreciation Rights.* Each Stock Appreciation Right Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Stock Appreciation Rights may be granted in tandem with, or independently of, Options granted under the Plan. The terms and conditions of Stock Appreciation Right Agreements may change from time to time, and the terms and conditions of separate Stock Appreciation Right Agreements need not be identical; *provided, however,* that each Stock Appreciation Right Agreement shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) *Strike Price and Calculation of Appreciation.* Each Stock Appreciation Right will be denominated in shares of Common Stock equivalents. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Common Stock equal to the number of share of Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) an amount (the strike price) that will be determined by the Board at the time of grant of the Stock Appreciation Right.

(ii) *Vesting.* At the time of the grant of a Stock Appreciation Right, the Board may impose such restrictions or conditions to the vesting of such Stock Appreciation Right as it, in its sole discretion, deems appropriate.

(iii) *Exercise.* To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(iv) *Payment.* The appreciation distribution in respect to a Stock Appreciation Right may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(v) *Termination of Continuous Service.* In the event that a Participant's Continuous Service terminates, the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (B) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(vi) *Compliance with Section 409A of the Code.* Notwithstanding anything to the contrary set forth herein, any Stock Appreciation Rights granted under the Plan that are not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Stock Appreciation Rights will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. For example, such restrictions may include, without limitation, a requirement that a Stock Appreciation Right that is to be paid wholly or partly in cash must be exercised and paid in accordance with a fixed pre-determined schedule.

(e) *Other Stock Awards.* Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to Stock Awards provided for under

Section 6 and the preceding provisions of this Section 7. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

8. COVENANTS OF THE COMPANY.

(a) *Availability of Shares.* During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

(b) *Securities Law Compliance.* The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however,* that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained.

9. USE OF PROCEEDS FROM SALES OF COMMON STOCK.

Proceeds from the sale of shares of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

10. MISCELLANEOUS.

(a) *Severability.* If any provision of the Plan is determined to be unenforceable for any reason, then that provision shall be deemed to have been deleted or modified to the extent necessary to make it enforceable, and the remaining provisions of the Plan shall be unaffected.

(b) *Deferred Payment of Stock Awards.* Any payment under a Stock Award, may be paid at the discretion of the Board, according to a deferred payment or other arrangement with the Participant; provided, however, that any such deferred payment arrangement will be structured to comply with the requirements of Section 409A of the Code.

(c) *Acceleration of Exercisability and Vesting.* The Board shall have the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

(d) *Corporate Action Constituting Grant of Stock Awards.* Corporate action constituting an offer by the Company of Common Stock to any Participant under the terms of a Stock Award shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is actually received or accepted by the Participant.

(e) *Stockholder Rights.* No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms.

(f) *No Employment or Other Service Rights.* Nothing in the Plan, any Stock Award Agreement or other instrument executed thereunder or any Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(g) *Incentive Stock Option $100,000 Limitation.* To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(h) *Investment Assurances.* The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (i) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(i) *Withholding Obligations.* To the extent provided by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to a Stock Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Stock Award; (iii) by such other method as may be set forth in the Stock Award Agreement; or (iv) pursuant to a loan or cash award described in Section 11 below.

(j) *Electronic Delivery.* Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically or posted on the Company's intranet.

(k) *Performance Stock Awards.* A Stock Award may be granted, may vest, or may be exercised based upon service conditions, upon the attainment during a Performance Period of certain Performance Goals, or both. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Board in its sole discretion. The maximum benefit to be received by any individual in any calendar year attributable to Stock Awards described in this Section shall not exceed the value of two million (2,000,000) shares of Common Stock. Any vesting or other benefit under a Stock Award contingent upon the achievement of Performance Goals that have not been attained as of the date of termination of Continuous Service, so that the Participant is not irrevocably entitled to the benefit at the time of his or her termination of Continuous Service, shall be forfeited at the time of termination unless otherwise determined by the Board.

(l) *Dividend Benefits.* The Board may, upon such terms and conditions as it deems appropriate, provide that a Participant will receive a benefit in lieu of cash dividends that would have been payable on any and all Common Stock subject to the Participant's Stock Award, had the Common Stock subject to such Stock Award been outstanding. Without limitation, the Board may provide for payment to the Participant of amounts representing such dividends, either currently or in the future, or for the investment of such amounts on behalf of the Participant.

11. TAX LOANS AND SUPPLEMENTAL CASH GRANTS.

(a) *Tax Loans.* The Company may make a loan to a Participant ("Loan") for the payment of any Federal, state and local income tax with respect to income recognized as a result of Participant's receipt or exercise of the Stock Award, or the vesting of the Stock Award, as applicable; *provided, however,* that no such loan shall violate

applicable laws, including, but not limited to, Section 402 of the Sarbanes-Oxley Act of 2002. The Board shall have the authority, in its sole discretion, to determine whether to make a Loan, and the amount, terms and conditions of the Loan; *provided, however,* that interest shall compound at least annually and shall be charged at the minimum rate of interest necessary to avoid (i) the imputation of interest income to the Company and compensation income to the Participant under any applicable provisions of the Code, and (ii) adverse financial accounting treatment of the Stock Award.

(b) *Supplemental Cash Grants.* In connection with any Stock Award, the Board may grant a cash award to the Participant not to exceed an amount equal to (i) the amount of any Federal, state and local income tax on ordinary income for which the Participant may be liable with respect to the Stock Award, determined by assuming taxation at the highest marginal rate, plus (ii) an additional amount on a grossed-up basis intended to make the Participant whole on an after-tax basis after discharging all the Participant's income tax liabilities arising from all payments under this Section 11. Any supplement cash grant awards granted under this Section 11(b) shall be paid at the time the Participant incurs Federal income tax liability with respect to the Stock Award.

12. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) *Capitalization Adjustments.* If any change is made in, or other events occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company (each a "Capitalization Adjustment")), the Board shall appropriately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 4(a), (ii) the class(es) and number of securities subject to each outstanding stock award under the Prior Plan that are added from time to time to the share reserve under the Plan pursuant to Section 4(a), (iii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 4(b), (iv) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 5(c), (v) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 10(k) and (vi) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.)

(b) *Dissolution or Liquidation.* In the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase option may be repurchased by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided, however,* that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) *Corporate Transaction.* The following provisions shall apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the holder of the Stock Award or unless otherwise expressly provided by the Board at the time of grant of a Stock Award.

(i) *Stock Awards May Be Assumed.* In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor's parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to

assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award. The terms of any assumption, continuation or substitution shall be set by the Board in accordance with the provisions of Section 3.

(ii) *Stock Awards Held by Participants and Recent Participants.* In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction or by Participants whose Continuous Service was terminated by the Company within three (3) months prior to the effective time of the Corporate Transaction (referred to as the ***"Participants and Recent Participants"***), the vesting of such Stock Awards (and, if applicable, the time at which such Stock Awards may be exercised) shall (contingent upon the effectiveness of the Corporate Transaction) be accelerated in full to a date prior to the effective time of such Corporate Transaction as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Stock Awards shall terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall lapse (contingent upon the effectiveness of the Corporate Transaction).

(iii) *Stock Awards Held by Persons Other than Participants and Recent Participants.* In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Participants and Recent Participants, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Award may be exercised) shall not be accelerated and such Stock Awards (other than a Stock Award consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase) shall terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction; *provided, however,* that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) *Payment for Stock Awards in Lieu of Exercise.* Notwithstanding the foregoing, in the event a Stock Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Stock Award may not exercise such Stock Award but will receive a payment, in such form as may be determined by the Board, equal in value to the excess, if any, of (A) the value of the property the holder of the Stock Award would have received upon the exercise of the Stock Award, over (B) any exercise price payable by such holder in connection with such exercise.

(d) *Change in Control.* A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration shall occur.

13. AMENDMENT OF THE PLAN AND STOCK AWARDS.

(a) *Amendment of Plan.* Subject to the limitations, if any, of applicable law, the Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 12(a) relating to Capitalization Adjustments, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy applicable law or applicable stock exchange listing requirements.

(b) *Stockholder Approval.* The Board, in its sole discretion, may submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees.

(c) *Contemplated Amendments.* It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to bring the Plan or Incentive Stock Options granted under it into compliance therewith.

(d) *No Impairment of Rights.* Rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing.

(e) *Amendment of Stock Awards.* Subject to the restrictions of Section 3(g), if applicable, the Board, at any time and from time to time, may amend the terms of any one or more Stock Awards, including, but not limited to, amendments to provide terms more favorable than previously provided in the Stock Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided, however, that the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing.

14. TERMINATION OR SUSPENSION OF THE PLAN.

(a) *Plan Term.* The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) *No Impairment of Rights.* Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the affected Participant.

15. EFFECTIVE DATE OF PLAN.

This Plan shall become effective on the Effective Date, but no Stock Award shall be exercised (or, in the case of a Stock Purchase Award, Stock Bonus Award, Stock Unit Award, or Other Stock Award shall be granted) under this Plan unless and until this Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date this Plan is adopted by the Board.

16. PLAN HISTORY

The Plan was originally adopted by the Board on March 8, 2005, subject to the approval of the Company's stockholders. The 2005 Plan was originally approved by the Company's stockholders at the Company's 2005 annual meeting of stockholders that was held on June 30, 2005.

Since its original adoption, the 2005 Plan has been amended as follows:

Nature of Amendment	Date Amended by Board of Directors	Date Approved by Stockholders
Increase authorized shares under Section 4(a) from 2,001,129 to 5,001,219 shares	March 7, 2007	June 15, 2007
Comply with Section 409A of the Code	March 5, 2008	N/A
Increase authorized shares under Section 4(a) from 5,001,219 to 7,251,219 shares and prohibit repricing of awards	April 18, 2008	

17. CHOICE OF LAW.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

THE UNDERSIGNED CERTIFIES THAT THIS PLAN WAS DULY APPROVED AND ADOPTED BY THE BOARD OF DIRECTORS OF GSI COMMERCE, INC. AT THE BOARD OF DIRECTORS MEETING HELD ON MARCH 8, 2005, DULY AMENDED BY THE BOARD OF DIRECTORS AT THE BOARD OF DIRECTORS MEETING HELD ON MARCH 5, 2008, AND DULY AMENDED BY THE BOARD OF DIRECTORS AT THE BOARD OF DIRECTORS MEETING HELD ON APRIL 18, 2008.

By: /s/ ARTHUR H. MILLER

Arthur H. Miller
Executive Vice President
and General Counsel

Appendix B
GSI Commerce, Inc. Leadership Team Incentive Plan

1. Plan Objective

The GSI Commerce, Inc. Leadership Team Incentive Plan is designed to encourage results-oriented actions on the part of identified senior managers of GSI Commerce, Inc. (the "Company"). The Plan is intended to align closely financial rewards to managers with the achievement of specific performance objectives by the Company.

2. Definitions

(a) *"Adjusted Earnings"* shall mean Earnings as adjusted in a manner compliant with section 162(m) of the Code.

(b) *"Administrator"* shall mean the Committee, with respect to Officers, and the Chief Executive Officer ("CEO") or an individual or committee to whom authority has been delegated, as applied to all other employees.

(c) *"Award"* shall mean the incentive award earned by a Participant under the Plan for a Performance Period, if any.

(d) *"Award Agreement"* shall mean a written document issued by the Administrator to a Participant that describes the Award to be paid by the Company to the Participant.

(e) *"Code"* shall mean the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

(f) *"Committee"* shall mean the Compensation Committee of the Board of Directors of the Company.

(g) *"Company"* shall mean GSI Commerce, Inc., a Delaware corporation.

(h) *"Common Stock"* shall mean common stock of the Company, par value $.01 per share.

(i) *"Earnings"* shall mean the earnings, revenue or other measurable metric (determined in accordance with GAAP or otherwise) adopted by the Committee as the basis for the Performance Goals adopted annually under the Plan.

(j) *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(k) *"Fair Market Value"* shall mean, with respect to a given day, the closing sales price of a Share as reported on the principal securities exchange on which Shares are then listed or admitted to trading; provided, however, that to the extent applicable, all determinations of Fair Market Value shall be made in a manner consistent with the requirements of section 409A of the Code.

(l) *"GAAP"* shall mean generally accepted accounting principals.

(m) *"Officer"* shall mean an employee who is a "covered employee" of the Company for purposes of section 162(m) of the Code (as defined in Treas. Regulation § 1.162 — 27(a)(2) or successor regulations of comparable intent).

(n) *"Option"* shall mean a right to purchase a Share on a future date pursuant to the terms and conditions of the Company's 2005 Equity Incentive Plan (or a successor stockholder-approved plan of comparable intent).

(o) *"Participant"* shall mean senior managers of the Company designated by the Administrator as eligible to participate in the Plan for a Performance Period.

(p) *"Performance Goals"* shall mean the specific performance objectives established by the Administrator for a Performance Period in accordance with Section 5 which may include threshold, target and maximum levels for each performance objective.

(q) *"Performance Period"* shall mean, unless the Administrator determines otherwise, each annual period beginning on December 31, 2006, the first day of the first fiscal year and ending on January 2, 2010, the last day of the fiscal year, and each succeeding fiscal year thereafter.

(r) *"Performance-Vested Grants"* shall mean grants under this Plan in the form of Shares, Stock Units or Options, which vest according to Performance Goals in accordance with Section 5.

(s) *"Plan"* shall mean the GSI Commerce, Inc. Leadership Team Incentive Plan, as set forth herein and as may be amended from time to time.

(t) *"Share"* shall mean a share of Common Stock of the Company, to be issued pursuant to the terms and conditions of the Company's 2005 Equity Incentive Plan (or a successor stockholder-approved plan of comparable intent).

(u) *"Stock Unit"* shall mean a unit that represents the right to receive a Share on a future date pursuant to the terms and conditions of the Company's 2005 Equity Incentive Plan (or a successor stockholder-approved plan of comparable intent).

(v) *"Target Award"* shall have the meaning as defined in Section 5 below.

3. Eligibility

All senior managers of the Company and its subsidiaries who are identified by the Committee are eligible to participate in the Plan. The Administrator shall designate the senior managers who shall participate in the Plan for each Performance Period.

4. Administration

(a) The Plan shall be administered by the Committee, which shall set overall goals and assess the ongoing effectiveness of the Plan. With respect to employees who are Officers of the Company, the Committee shall make all operative determinations. However, if so delegated by the Committee, the Plan shall be administered by the CEO with respect to all other employees. With the consent of the Committee, the CEO may delegate his authority to administer the Plan to an individual or other committee. The Committee shall be comprised of at least two outside directors, each of whom is intended to qualify as an "outside director" within the meaning of Section 162(m)(4)(c)(i) of the Code and as a "non-employee director" within the meaning of Rule 16-b(3) under the Exchange Act.

(b) The Administrator shall have full power and authority to establish the rules and regulations relating to the Plan, to interpret the Plan and those rules and regulations, to select Participants for the Plan, to determine each Participant's Target Award, Performance Goals and actual Award, to make all factual and other determinations in connection with the Plan, and to take all other actions necessary or appropriate for the proper administration of the Plan, including the delegation of such authority or power, where appropriate. Only the Committee shall take the foregoing actions with respect to Officers.

(c) All powers of the Administrator shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals. The Administrator's administration of the Plan, including all such rules and regulations, interpretations, selections, determinations, approvals, decisions, delegations, amendments, terminations and other actions, shall be final and binding on the Company and all employees of the Company, including the Participants and their respective beneficiaries.

(d) No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan. If a Committee member intended to qualify as an "outside director" under Section 162(m) of the Code and "non-employee director" under Section 16 of the Exchange Act does not in fact so qualify, the mere fact of such non-qualification shall not invalidate any Award or other action made by the Committee under the Plan which otherwise was validly made under the Plan.

5. Target Awards and Performance Goals

(a) *Performance Awards*

(i) At the beginning of each Performance Period as designated by the Administrator, the Administrator shall establish for each Participant a Target Award, which shall be expressed as a percentage of base salary. Target Awards will be based on a number of factors, including, but not limited to, (i) market competitiveness of the position, (ii) job level, (iii) base salary level, (iv) past individual performance, and (v) expected contribution to future Company performance and business impact. The Administrator shall also establish for each Officer a maximum Award that may be paid for the Performance Period. The maximum amount for Officers shall remain fixed for the entire Performance Period.

(ii) At the beginning of each Performance Period, the Administrator shall establish for each Participant Performance Goals that must be met in order for an Award to be payable for the Performance Period. The Participant Performance Goals for each Performance Period are deemed a part of this Plan, and are attached hereto as an Exhibit. The Participant Performance Goals are proprietary and confidential to the Company, and are not subject to Company disclosure unless required by applicable law. The Administrator shall establish in writing: (i) the Performance Goals that must be met, (ii) the threshold, target and maximum amounts that may be paid if the applicable Performance Goals are met, and (iii) any other conditions that the Administrator deems appropriate and consistent with the Plan and, in the case of Officers, in compliance with section 162(m) of the Code. The Administrator shall establish objective Performance Goals for each Participant related to the Participant's business unit or the performance of the Company and its parents, subsidiaries and affiliates as a whole, or any combination of the foregoing. The Administrator shall notify each Participant of his or her Target Award and the Performance Goals for the Performance Period.

(iii) The objectively determinable Performance Goals shall be based on one or more of the following criteria related to the Participant's business unit or the performance of the Company and its parents, subsidiaries and affiliates as a whole, or any combination of the objective metrics, including but not limited to: EBT (earnings before tax), Earnings, Adjusted Earnings, earnings per share, adjusted EBITDA (earnings before interest, taxes, depreciation, amortization, and stock-based compensation expense), net income, non-GAAP income from operations, non-GAAP net income (provided that net income is determined net of amounts payable under this Plan), net earnings, operating or other earnings, operating or other margin, variable contribution margin, profits, gross profit, revenues, net cash flow, free cash flow, financial return ratios, return on assets, stock price, stockholder return, return on equity, growth in assets, unit volume, sales or market share, cost containment, cost reduction, employee metrics (e.g., reduced turnover, etc.), customer service metric (e.g., call abandonment rate), fulfillment metric (e.g., units per hour), technology metric (e.g., uptime), business development metric (e.g., partner renewals), partner satisfaction, projects delivered, service quality or quality improvements.

(iv) For Officers, the Administrator must establish the Target Awards and Performance Goals no later than the earlier of (i) 90 days after the beginning of the Performance Period or (ii) the date on which 25% of the Performance Period has been completed, or such other date as may be required or permitted under applicable regulations under section 162(m) of the Code. The Performance Goals for each Officer for each Performance Period are intended to satisfy the requirements for "qualified performance-based compensation" under section 162(m) of the Code, including the requirement that the achievement of the Performance Goals be substantially uncertain at the time they are established and that the Performance Goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the Performance Goals have been met and the amount of the Award payable to the Participant under the Plan, if any.

(v) Each Participant will earn an Award for a Performance Period based on the level of achievement of the Performance Goals established by the Administrator. The Administrator shall have the discretion to interpolate between threshold, target and maximum levels to determine the level of achievement of the Performance Goals and the amount of the corresponding award for achievement of the Performance Goals.

(vi) The maximum Award that may be paid to an Officer for a Performance Period shall not exceed $5 million. The Administrator may establish a lower maximum Award for an Officer as it deems necessary or appropriate.

(b) *Performance — Vested Grants*

(i) Notwithstanding the provisions of subsection (a) above, the Committee may award Performance-Vested Grants that vest only with reference to Performance Goals as described in subsection (a); provided, however, that the specific Performance Goals applicable to particular Performance-Vested Grants need not be identical to the specific Performance Goals applicable to grants made under subsection (a).

(ii) Except as may be otherwise provided in the relevant Performance-Vested Grant instrument, all Performance-Vested Grants shall be subject to the terms and conditions of subsection (a); provided, however, that as to Officers, no provision contained in such grant instrument shall be inconsistent with the intended treatment of Performance-Vested Grants as "qualified performance-based compensation" under section 162(m) of the Code.

6. Payment of Incentive Awards

(a) All Awards shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with the Plan as the Administrator deems appropriate and as are specified in writing by the Administrator to the individual in the Award Agreement, including, but not limited to, the vesting of any Award.

(b) Except as to Performance-Vested Grants, the Committee shall approve the form of each Award. The Committee shall have the discretion to determine to pay part, or all, of the Award in cash, in Shares, in Options or in Stock Units, or in some combination thereof.

(c) The Administrator shall certify and announce to the Participants the Awards that will be paid by the Company as soon as practicable following the final determination of the Company's financial results for the Performance Period. Payment of the Awards certified by the Administrator shall be made in cash, Shares, Options, Stock Units, or a combination of cash, Shares, Options or Stock Units, as soon as practicable following the close of the Performance Period, but in any event within two and one-half months after the close of the Performance Period. As to Officers, prior to the payment of any Award under the Plan, the Administrator shall certify in writing that the Performance Goals and other material terms have been met.

(d) The portion of a Participant's Award that the Committee determines shall be paid in Stock Units or Options, if any, and shall be equal to the result of dividing (i) the amount of the Award to be converted to Stock Units or Options divided by (ii) if Stock Units, the Fair Market Value of a Share as of the Award date, and if Options, the Option value as determined by the Committee in its sole discretion on the Award date. All Stock Units or Options awarded under the Plan will vest according to the schedule determined by the Committee on the date of the Award and set forth in the Participant's Award Agreement. Except as otherwise provided in this Plan or in the relevant Participant's Award Agreement or in the Participant's employment agreement, if any, with the Company, if a Participant experiences a cessation of Continuous Service prior to fully vesting in his or her Stock Units or Options, the unvested Stock Units or Options, as applicable, shall be immediately forfeited. Notwithstanding any contrary provision of this Plan, all unvested Stock Units or Options shall fully vest and become nonforfeitable in the event of (i) the Participant's death or Disability or (ii) consummation of a transaction constituting a Change in Control if and to the extent that the relevant grant instrument, plan provision or agreement specifies that vesting shall occur. If not otherwise defined in this Plan or in the Award Agreement, capitalized terms used in subsections (d) and (f) shall have the meaning set forth in the Participant's employment agreement; however, if the Participant does not have an employment agreement or the Participant's employment agreement does not define these terms then they shall have the meanings set forth in the 2005 Equity Incentive Plan (or any successor thereto) or in the relevant Award Agreement.

(e) To the extent permitted by the Committee in its sole discretion, Participants may elect to defer amounts payable or distributable under the Plan to the Leadership Team Deferral Plan or any successor thereto (the "Deferral Plan") or comparable deferred compensation plan. The Committee shall have the authority to amend the Deferral Plan or comparable deferred compensation plan as the Committee deems necessary or appropriate in order to coordinate the provisions of the Deferral Plan or comparable deferred compensation plan with this Plan.

(f) Unless otherwise determined by the Committee, Participants must be employed by the Company on (i) the last day of the Performance Period; and (ii) on the day an Award is paid to be eligible to receive payment of such Award. Notwithstanding the above, in the event of the occurrence of any of the events described in subsection d(i)

(death or Disability), the Committee may determine in its sole discretion that a pro rata portion of the Participant's Award will be paid, based on actual achievement of Performance Goals for the prorated Performance Period and calculated in whole months based on the relative time spent in the eligible position during the Performance Period. In the event that, following a Change in Control, (a) the Company terminates the Participant's employment without Cause; or (b) the Participant resigns for Good Reason (if applicable and as defined in the relevant grant instrument, plan provision or agreement between the Company and the Participant), then the Participant shall be paid a pro-rated Award amount, and shall be deemed to have attained a full year of service for the year in which the termination of employment occurs and all such awards shall be deemed earned at target. The Award, if any, shall be paid as soon as practicable following the Participant's death or Disability or a Change in Control, as applicable, but in any event within two and one-half months after the year in which the Participant's death or Disability or a Change in Control, as applicable, occurred.

(g) The Administrator may establish appropriate terms and conditions to accommodate newly hired and promoted employees, consistent, in the case of Officers, with section 162(m) of the Code.

7. Changes to Performance Goals and Target Awards

At any time prior to the final determination of Awards for Participants other than Officers, the Administrator may adjust the Performance Goals and Target Awards to reflect a change in corporate capitalization (such as a stock split or stock dividend), or a corporate transaction (such as a merger, consolidation, separation, reorganization or partial or complete liquidation), or to reflect equitably the occurrence of any extraordinary event, any change in applicable accounting rules or principles, any change in the Company's method of accounting, any change in applicable law, any change due to any merger, consolidation, acquisition, reorganization, stock split, stock dividend, combination of shares or other changes in the Company's corporate structure or shares, or any other change of a similar nature. The Administrator may make the foregoing adjustments with respect to Officers' Awards to the extent the Administrator deems appropriate, considering the requirements of section 162(m) of the Code.

8. Amendments and Termination

(a) The Company may at any time amend or terminate the Plan by action of the Committee; provided, however, that the Committee shall not amend the Plan as to Officers without stockholder approval if such approval is required by section 162(m) of the Code or other applicable legal or regulatory standards. Without limiting the foregoing, the Company, by action of the Administrator, shall have the right to modify the terms of the Plan as may be necessary or desirable to comply with the laws or local customs of countries in which the Company operates or has employees.

(b) As to Officers, the Plan must be re-approved by the stockholders no later than the first stockholders' meeting that occurs in the fifth year following the year in which the stockholders previously approved the Plan, or at such other times, if any, if required by section 162(m) of the Code or the regulations thereunder.

9. Miscellaneous Provisions

(a) This Plan is not a contract between the Company and the Participants. Neither the establishment of this Plan, nor any action taken hereunder, shall be construed as giving any Participant any right to be retained in the employ of the Company or any of its subsidiaries. Nothing in the Plan, and no action taken pursuant to the Plan, shall affect the right of the Company to terminate a Participant's employment at any time and for any or no reason. The Company is under no obligation to continue the Plan.

(b) A Participant's right and interest under the Plan may not be assigned or transferred, except as provided in Section 6(i) of the Plan upon death, and any attempted assignment or transfer shall be null and void and shall extinguish, in the Company's sole discretion, the Company's obligation under the Plan to pay Awards with respect to the Participant. The Company's obligations under the Plan may be assigned to any corporation which acquires all or substantially all of the Company's assets or any corporation into which the Company may be merged or consolidated.

(c) The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund, or to make any other segregation of assets, to assure payment of Awards. The Company's obligations hereunder shall constitute a general, unsecured obligation, Awards shall be paid solely out of the Company's general assets, and, except as to Awards denominated in Shares or Stock Units, no Participant shall have any right to any specific assets of the Company.

(d) The Company shall have the right to deduct from Awards any and all federal, state and local taxes or other amounts required by law to be withheld.

(e) It is the intent of the Company that the Plan and Awards under the Plan for Officers comply with the applicable provisions of section 162(m), section 409A of the Code and section 16(b) of the Exchange Act, as applicable, and the Committee shall have the discretion to revise the provisions and the administration of the Plan to effect compliance with all such requirements without Participants' consent. To the extent that any legal requirement of section 162(m) of the Code as set forth in the Plan ceases to be required under section 162(m) of the Code, in accordance with the decision of the Committee, such Plan provision shall cease to apply.

(f) The Company's obligation to pay compensation as herein provided is subject to any applicable orders, rules or regulations of any government agency or office having authority to regulate the payment of wages, salaries, and other forms of compensation.

(g) In the event that any provision in this Plan or the Award Agreement shall be held invalid or unenforceable, such provision shall be severable from, and such invalidity or unenforceability shall not be construed to have any effect on, the remaining provisions of this Plan.

(h) In the event of a conflict between one or more provisions of this Plan and one or more provisions of the Award Agreements, the provisions of this Plan shall govern unless the Award Agreement is specific that its provisions shall control.

(i) With respect to provisions of the Plan that are subject to Section 16 of the Exchange Act, transactions under the Plan are intended to comply with all conditions of Rule 16b-3, as amended, or its successors under the Exchange Act applicable thereto. To the extent any provisions of the Plan or action by the Committee fail to so comply, the applicable provision or action will be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

(j) Subject to the limitation on the transferability of Awards, this Plan shall be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

(k) Words used in the masculine shall apply to the feminine where applicable, and whenever the context of the Plan dictates, the plural shall be read as the singular and the singular as the plural.

(l) Except as specifically provided in the Plan or in the Award Agreement, nothing contained in this Plan shall affect the Participant's right to participate in and receive benefits under and in accordance with the terms of any pension, insurance or other employee benefit plan or program of the Company or of any affiliate, as may be determined by the Committee.

(m) To the extent deemed applicable by the Committee, this Plan and the relevant Award Agreements issued under this Plan shall be operated and construed in conformity with applicable provisions of section 409A of the Code and any nonconforming provision may be revised or amended by the Committee in its discretion without the consent of the Participant. Further, to the extent that payments to be made under this Plan are to be made promptly upon vesting or the occurrence of event that permissibly gives rise to the payment, such payments will be made not later than the date which is two and a half months following the later of the end of the fiscal year of the Company in which the vesting event occurred or the end of the calendar year in which such vesting event occurred.

(n) The validity, construction, interpretation and effect of the Plan shall exclusively be governed by and determined in accordance with the laws of the Commonwealth of Pennsylvania.

10. Effective Date.

The Plan, which was approved and adopted by the Committee on August 7, 2007, and amended and restated by the Committee on April 10, 2008, will become effective as of December 30, 2007, as to Officers, subject to the approval of stockholders at the 2008 Annual Meeting of Stockholders as to payments for the 2008 Performance Year. If the stockholders do not approve the Plan with respect to Officers, the Board of Directors may determine in its discretion to operate the Plan with respect to employees who are not Officers.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 29, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 0-16611

GSI COMMERCE, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**04-2958132**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
935 FIRST AVENUE, KING OF PRUSSIA, PA	**19406**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code (610) 491-7000

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the securities act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant as of the close of business on June 29, 2007, was approximately $516,028,770 based on a per share price of $22.71, the closing price of the registrant's common stock on the trading day prior to such date, as reported on the NASDAQ Global Select Market. [1]

There were 46,871,378 shares of the registrant's Common Stock outstanding as of the close of business on March 3, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

(Specific sections incorporated are identified- under applicable items herein)

Certain information required for Parts II and III of this Form 10-K, to the extent not set forth herein, is incorporated herein by reference to the Proxy Statement for the 2008 Annual Meeting of stockholders.

[1] This amount equals the number of outstanding shares of the registrant's common stock reduced by the number of shares that may be deemed held by the registrant's executive officers, directors and stockholders owning in excess of 10% of the registrant's common stock, multiplied by the last reported sale price for the registrant's common stock on June 29, 2007 the last trading day prior to the last day of registrant's fiscal second quarter. This information is provided solely for record keeping purposes of the Securities and Exchange Commission and shall not be construed as an admission that any executive officer, director or 10% stockholder of the registrant is an affiliate of the registrant or is the beneficial owner of any such shares. Any such inference is hereby disclaimed.

GSI COMMERCE, INC.
ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 29, 2007

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	29
Item 2.	Properties	30
Item 3.	Legal Proceedings	30
Item 4.	Submission of Matters to a Vote of Security Holders	31
Item 4.1.	Executive Officers of the Registrant	31
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	32
Item 6.	Selected Financial Data	34
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	48
Item 8.	Financial Statements and Supplementary Data	49
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	49
Item 9A.	Controls and Procedures	49
Item 9B.	Other Information	52
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	52
Item 11.	Executive Compensation	52
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	52
Item 13.	Certain Relationships and Related Transactions, and Director Independence	53
Item 14.	Principal Accounting Fees and Services	53
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	54
	Signatures	59

Our fiscal year ends on the Saturday nearest the last day of December. Accordingly, references to fiscal 2003, fiscal 2004, fiscal 2005, fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011 and fiscal 2012 refer to the years ended January 3, 2004, January 1, 2005, December 31, 2005, December 30, 2006 and December 29, 2007 and the fiscal years ending January 3, 2009, January 2, 2010, January 1, 2011, December 31, 2011 and December 29, 2012.

Although we refer to the retailers, branded manufacturers, entertainment companies and professional sports organizations for which we develop and operate e-commerce businesses as our "partners," we do not act as an agent or legal representative for any of our partners. We do not have the power or authority to legally bind any of our partners. Similarly, our partners do not have the power or authority to legally bind us. In addition, we do not have the types of liabilities for our partners that a general partner of a partnership would have.

PART I

ITEM 1: *BUSINESS*

Overview

We are a leading provider of services for e-commerce, multichannel retailing and interactive marketing to large, business-to-consumer (b2c) enterprises, which we call partners. For e-commerce and multichannel retailing, we deliver customized solutions to partners through an integrated e-commerce platform, which is comprised of three components: technology, fulfillment and customer care. We offer each of the platform's components on a modular basis, or as part of an integrated, end-to-end solution. For interactive marketing, we offer a full suite of online marketing, advertising, e-mail and design services. Our partners include: Aeropostale®, American Eagle Outfitters®, Avis®, BMG Music Service®, Bath & Body Works®, British Airways®, CBS®, Christopher & Banks®, Dick's Sporting Goods®, Estee Lauder®, Linens-n-Things®, Major League Baseball®, the NFL®, Reuters®, RalphLauren.com®, The Royal Bank of Scotland® group of companies, Sports Authority®, The TJX® Companies, Toys "R" Us® and Warnaco®.

Industry Trends and Market Opportunity

We believe that Internet usage and online shopping will continue to grow both domestically and internationally. According to estimates, the number of Internet users is expected to grow 38% globally and is expected to reach approximately 1.5 billion by 2011 from 1.1 billion users in 2006. The United States and Canada are expected to continue to lead the world in online adoption reaching an estimated 76% penetration by 2011 from an estimated 72% in 2007. Led by the United Kingdom, Germany and the Scandinavian countries, Europe is expected to have 50% online penetration by 2011 from an estimated 41% in 2007.

We believe consumer use of the Internet to make purchases will continue to increase worldwide. Global b2c e-commerce is expected to reach an estimated $1.0 trillion by 2010 from an estimated $643.3 billion in 2007. In the U.S., online sales, excluding travel, are expected to grow from an estimated $174.5 billion in 2007 to $301.0 billion in 2011 and represent 10.9% of total sales, excluding travel, according to Forrester Research.

We believe that U.S. retail sales are increasingly influenced by the online channel. By the year 2011, off-line sales influenced by online research are expected to reach $1 trillion, according to research. When combined with online sales, 47% of total U.S. retail sales will either be transacted through or be influenced by the Internet by 2011. We believe this underscores the need for b2c companies to build and enhance their multichannel efforts and to include their e-commerce business as a primary component in their overall sales and marketing strategy. Multichannel retailing creates opportunities for b2c companies to interact and reinforce their relationships with customers through multiple retail channels. Key to making multichannel retailing work for the customer is the integration of all channels whereby each channel promotes the use of the other. Based on this need, we believe demand for our services will continue to grow.

We also believe that multichannel retailing is part of the reason that U.S. retailers are increasing their information technology spending. A 2007 industry survey of U.S. retailers, catalogers, brands and virtual merchants found that approximately 60% planned to increase their e-commerce technology spend between 11% and 50% and approximately one third planned to increase expenditures by 10% or less. The same survey reported that nearly 29% of the responding companies said that replacing their e-commerce platform was their top priority.

As more consumers use the Web for research and shopping, and retailers take advantage of the Web for branding and marketing opportunities, the amount of money spent online for advertising and marketing is expected to increase. Global online advertising revenues are expected to climb from an estimated $41.3 billion in 2007 to an estimated $81.1 billion by 2011, representing an 18% compounded annual growth rate, according to one research source. In the U.S., online advertising and marketing revenues are expected to climb from an estimated $24.7 billion in 2007 to an estimated $42.0 billion by 2011, representing a 14% compounded annual growth rate, according to the same source. We believe retailers and brands have begun and will continue to advance their online marketing strategies by shifting funds from traditional offline advertising and marketing and moving them to the online channel. We believe this trend creates a particular opportunity for us to increase our value to our partners by offering

them an expanded suite of marketing services aimed at helping them grow their online businesses while enhancing the value of their offline businesses.

We also believe there is opportunity for us to grow internationally. In 2006, International Data Corporation (IDC) estimated the global, online, b2c market to be approximately $517.6 billion and the U.S online b2c market to be $147.3 billion. By 2010, IDC estimates that the global, online b2c market will grow to approximately $1.0 trillion, while the U.S. online b2c market will grow to approximately $217.8 billion. According to these estimates, approximately 78% of the global, online b2c market will be located outside of the United States by 2010. While the United States has historically accounted for virtually all of our revenues, we believe the international marketplace has the potential to account for a larger portion of future revenue.

Our Value Proposition

We help our partners grow their e-commerce and multichannel businesses faster and more profitably than they could on their own. As retailers and brands place a greater emphasis on developing their online channels, they are challenged to make the level of investment required to support a high-quality, multichannel, e-commerce business. The online businesses of our partners and prospects often account for a small percentage of their companies' overall businesses, which makes their online businesses too large to ignore, but often not large enough to justify the investment required to provide a robust e-commerce offering.

Our core competencies are providing services that enable e-commerce and multichannel retailing. By partnering with us, we believe companies gain access to better quality technology, a proven and integrated infrastructure and e-commerce and multichannel expertise. Our scale allows us to provide our partners with a broader range of high-quality capabilities, expertise and infrastructure than they could justify building, implementing and maintaining on their own and to continually invest in our service offerings and expertise.

Our Services

We provide services domestically and internationally that enable b2c companies to conduct e-commerce and multichannel retailing. Our services include a comprehensive and integrated suite of Web and e-commerce technologies, fulfillment and customer care, the components of which we offer as part of an integrated e-commerce platform as well as on a modular basis. Additionally, we offer interactive marketing, online advertising, e-mail and design services, technical Web and e-commerce development services, buying services, value-added fulfillment services, and services where we act as reseller of goods and services to our partners.

Our solutions focus on the needs of our partners to promote their brand identity and provide multichannel capabilities while enabling them to remain focused on growing their businesses. Further, we continually seek to broaden and increase the scope of our services and capabilities for the specific purpose of helping our partners grow their e-commerce businesses and enhance their customers' online experience.

Our services can be customized to provide solutions that best fit the needs of our partners. Our core set of platform components serves as the foundation for providing partners with customizable e-commerce solutions and services. These solutions are based on specific design and operational requirements of individual partners' e-commerce businesses. This customization can include the development or enhancement of technical and operational features and functions. Based on the need to gain efficiencies, improve performance and provide solutions that encourage the growth of our partners' businesses, we continually upgrade or enhance elements within our core set of platform components. We also combine our internal research and development efforts with relationships we establish with leading third-party providers of e-commerce products and services. In turn, we offer the products and services obtained through these strategic relationships as part of one or more of our integrated platform services.

Whether on a modular basis or through a complete end-to-end solution, our e-commerce platform and its component parts are used to service partner e-commerce businesses in which the partner owns the inventory and in which we own the inventory. In cases where product is owned by the partner, the partner is the seller of the merchandise, establishes product prices and pays us either a fixed or variable percentage of revenues for the services we provide, or a fee based on the activity performed. Some partners select our integrated e-commerce platform and

agree to have us select and purchase inventory from product manufacturers and other vendors. Under such agreements, we operate the partner's e-commerce site on their behalf and under their brand or company name and we sell the inventory directly to consumers through our e-commerce platform. Generally, we pay a percentage of revenues to the respective partners in exchange for the right to use their brand names, logos and Web site address in the operation of their e-commerce business and for their commitment to promote and advertise their e-commerce business. To facilitate our selection and purchasing of owned inventory, we have a buying organization that procures products in the merchandise categories of sporting goods, consumer electronics and licensed entertainment products. In the case of sporting goods, we use a common pool of owned sporting goods inventory, which allows us to offer a broad assortment while efficiently managing the inventory. We also have b2b relationships with several partners to sell sporting goods and licensed products we own to their customers through their Web stores or other retail channels. We sell products to these b2b partners from our inventory or through our network of drop shippers and fulfill customer orders on behalf of these partners. When we own the inventory, we establish the prices for products that we offer, and to the extent possible, we strategically price products sold through a partner's e-commerce business to be consistent with the pricing for the same products at that partner's retail stores. Accordingly, prices for the same products may differ across our partners' e-commerce businesses. We believe that we have strong relationships with our vendors and sources of unique products, and we regularly seek to add new vendors, brands and sources of unique products. During fiscal 2007, we purchased $44.2 million of inventory from one vendor, which accounted for 18.0% of the total dollar amount of inventory we purchased.

Technology Services

e-Commerce Engine. We build and operate our partners' Web stores using our proprietary e-commerce software application. This software facilitates the buying and selling of products online enabling the complete online shopping experience. This software includes a broad set of configurable features and functions that enables Web store functionality such as product presentation, merchandising, shopping cart, and checkout. The e-Commerce Engine allows partners to offer a robust consumer shopping experience that is uniquely tailored to their brand. The application is based on a standard three-tier architecture consisting of a Web layer, an application layer and a database layer. We use third-party software applications for the architecture's foundation. On a selective basis, we have also integrated specialized, third-party software applications into our e-Commerce Engine in areas including, search, product presentation and customer analytics.

Web Store Management Tools. We provide our partners with proprietary Web store management tools to manage their Web store's administration, product and catalog content and reporting. These tools help partners to:

- create and edit Web site navigation and product categories;
- create, preview and schedule marketing content on their homepage and shopping pages;
- create and edit product display characteristics including placement of product and branding images and descriptive product copy as well as product and category sequencing;
- present special merchandising features such as featured products, related products, product collections, promotional advertisements and special offers;
- create, customize and manage promotional campaigns;
- establish up-sell and cross-sell relationships, manage pre-sell and backordering of yet-to-be-released or out-of-stock items and optimize search term mapping to enable consumers to more easily locate products on the site; and
- activate and deactivate products based on inventory, availability, sell-through velocity and other criteria.

Web Infrastructure and Managed Hosting. We host our partners' Web stores and related systems in two Tier 1 data centers operated by a leading, third-party, telecommunications company. The two separately located data centers provide fail-over reliability for our partners' Web stores. We use off-site, vaulted storage for system and database backups. Each center is configured with dedicated cage-and-rack server systems that can scale to accommodate our growing business. We actively manage and monitor the operations and infrastructure of our data

centers, including communications, bandwidth, network, systems administration, load balancing, production support, security and data and storage requirements.

Order Management and Processing. Our order management system serves as the 'order book of record' and manages all aspects of orders placed through partners' Web stores, including credit card payments, alternative payments, private-label credit cards, promotions, gift card purchase and redemption, shipping fees, taxes, and other service fees such as for gift wrapping. This system also determines the appropriate fulfillment channel for each order and manages backorders, substitutions, returns and exchanges. Our system is capable of accepting all major credit cards (Visa, MasterCard, American Express, and Discover), gift cards, gift certificates, private-label credit cards, physical checks, store credits, purchase orders (for business-to-business), alternative payment and checkout methods (Bill Me Later, PayPal and Google Checkout) and international credit and debit cards (JCB, Dankort and Switch/Maestro). The system supports MasterCard SecureCode and Verified by Visa, which are security technologies that ensure use by authorized cardholders only. We use multiple fraud detection and prevention tools and software, and we are linked with real-time, global fraud prevention databases. We can create customized rules to meet specific partner fraud policy requirements, and we train our customer care center agents on those policies. We maintain an internal team that is focused on order review, fraud prevention and claims processing. We also participate in an ongoing program that validates the company's compliance with the Payment Card Industry Data Security Standard (PCI DSS).

Reporting and Analytics. We provide our partners with continuous access to a secure, Web-based reporting portal that provides demand, merchandising, marketing, click stream and Web metrics. The portal's user-friendly interface includes parameter-driven reports (e.g., custom timeframes), online analytical processing, pivot tables, graphical charts, trend analyses and CSV or Excel data export formats.

Fulfillment and Drop Shipping Services

We offer a range of order fulfillment services in the U.S. through nine fulfillment centers and in Europe through two fulfillment centers.

As business needs dictate, we obtain supplemental fulfillment space to support our fulfillment centers. Through the end of fiscal year 2007, including supplemental space, our total fulfillment footprint was approximately 2.5 million square feet. We also integrate with an extensive network of third-party, drop-ship vendors as well as with certain partners who perform their own fulfillment. We work with a network of more than 650 drop-ship vendors and manufacturers that allows partners to operate with greater inventory efficiency and offers shoppers a wider product assortment. We have a dedicated vendor operations group that monitors drop-ship performance utilizing our proprietary fulfillment management system.

Our fulfillment activities include inbound receiving, storage, picking, packing and shipping and returns processing. We also offer a variety of value-added fulfillment services including customized package branding, gift wrapping, gift messaging, promotional inserts, bundling, kitting as well as product personalization and decorating that includes services such as monogramming, engraving, embroidering and heat transfer. We also offer fulfillment services for specialized award programs. We maintain relationships with major freight carriers and seek to achieve purchasing efficiencies by aggregating the shipping volume of our partners. We offer multiple forms of shipping methods to our partners' customers, including standard and expedited options, and we 'rate shop' at the individual package/order level to ensure that partners' customers are charged the lowest possible shipping rate. We maintain inventory integrity and accuracy through a variety of methods, including electronic inbound item-level scan validation, robust daily cycle counting, directed wireless paperless picking, product scan verification of outbound items, outbound parcel expected weight validation, transaction activity and data analysis and security-related checks.

Customer Care Services

We provide customer care 24 hours per day, seven days per week through five customer care centers in the U.S. and one customer câre center in the U.K. When needed, we also utilize third-parties to add customer service capacity. We also deploy our customer care application remotely for partners that provide their own customer care services. Our primary customer care activity is inbound contact management via phone and e-mail and includes a

capability to up-sell and cross-sell customers. Our customer care workstations contain applications and informational tools that provide agents with a 360° view and access to customer information including service history, previous purchases and personal preferences. Service agents also have visibility into product information, inventory availability and order status. These service agent tools are integrated with our order management and fulfillment operations to provide a consistent experience across all customer touch points including our partners' Web stores,. direct mail, newspaper circulars, catalogs, promotional events and direct response television campaigns. In addition to partner-level training, we use a variety of customer care practices and systems to improve quality and efficiency including skills-based call routing, interactive voice response, call monitoring and work flow planning.

Interactive Marketing Services

We provide interactive marketing, online advertising and design services through our full-service, in-house interactive marketing agency. We also provide advanced e-mail marketing services and solutions through our e-mail subsidiary, e-Dialog, Inc., acquired in February 2008.

We have more than 150 e-marketing, creative and design professionals, that develop, implement and manage marketing initiatives aimed at increasing demand for our partners' and non-platform partners' products and promoting consistency for partner brands across all customer channels. We have combined our e-commerce expertise, our familiarity with our partners' online businesses and our skills as interactive marketing professionals to offer a comprehensive suite of online marketing services. We work with our partners to develop marketing campaigns and visually engaging online destinations that drive customers to desired actions across multiple channels. E-commerce partners benefit from the integrated relationship between our interactive marketing services and our e-commerce platform, which gives us significant insight and knowledge about our partners' direct-to-consumer businesses.

User Experience and Design. We develop creative strategies and create compelling online brand experiences through an in-depth understanding of our partners' customers' needs and behaviors. Our team of usability, design, content and technology professionals collaborates with our partners to create custom online experiences that reinforce our partners' offline presence. We build and promote brand consistency by developing the overall messaging, imagery and tone for a partner's online presence. We create online stores that are intuitive and easy-to-use by providing navigational structure, presentation content and tools that add convenience, efficiency and speed to enhance the customer experience. Our in-house capabilities include a state-of-the-art usability lab, which tests shoppers' experiences with a Web store's design, navigation and content and provides valuable insight and feedback into customer shopping and purchasing habits and expectations. We also help partners appeal to their key customer groups through community functions that provide special interest content.

Photography and Content Development. We create and produce engaging and informative product images and descriptive content that appear on our partners' Web stores. Standards are collaboratively established with partners to create imagery and content that aligns with the partner's branding. We maintain an in-house professional digital photography studio and use photography, graphics, imagery and rich media to create product presentations designed to inform online shoppers and encourage purchases. We create search engine optimization (SEO)-friendly detailed product specifications to educate shoppers and further enhance their online shopping experience. We write care instructions, size charts, buyers' guides, fashion tips, legal information, appropriate age and skill levels and other informative content designed to support a customer's purchase decision.

Interactive Marketing Services. We develop, implement and manage strategic marketing programs for our partners that are designed to increase online exposure, generate incremental revenue and drive new customer acquisition. Our teams develop sophisticated, individualized marketing campaigns using buyer- and browser-preference data. We conduct A/B and multivariate testing to help drive new customer acquisition and revenue while maximizing the return on our partner's marketing investment. We work with our partners to integrate marketing campaigns across channels while considering the opportunities and limitations associated with technology, merchandising, marketing and data analysis. Our marketing research and analysis helps create favorable product marketplace and brand positioning opportunities for our partners. We create and manage marketing campaigns and programs that include paid and natural search engine marketing (SEM) & SEO comparison shopping engines (CSEs), online advertising, affiliate marketing and emerging media opportunities. Many of our campaigns target

and capitalize on the consumer search process. We work with our partners to best position their products in multiple search forums including search engines, comparison shopping sites, contextually relevant publisher sites, blogs and social networks or within the consumer's own e-mail inbox. We measure and analyze consumer purchasing behavior and use the intelligence to optimize marketing campaigns for our partners. We manage paid search programs to strict return on investment (ROI) targets, while paying close attention to the creative and bid landscape. And we leverage our size to provide application programming interface (API) integration with all major search engines. For partners with CSE programs, we manage all aspects of the program — from data feed creation and taxonomy mapping to bid optimization at the product category and SKU level as well as feed analysis/optimization. This includes competitive program evaluation, program set-up, site-mix determination, commission structure negotiation, performance review, new site recruitment, and relationship management.

e-Mail Marketing. In February 2008, we acquired e-Dialog Inc., an e-mail marketing company with approximately 250 employees and offices in Lexington, Massachusetts, New York, Seattle and London. e-Dialog provides advanced e-mail marketing and database technologies, products, strategies, and services for permission-based e-mail marketers in the U.S. and in Europe. We believe the acquisition significantly expands our e-mail marketing capabilities, gives us access to new vertical markets and complements our international growth efforts in Europe.

e-Dialog's Web-based Precision Central Suite™ offers e-mail marketers a comprehensive and integrated set of tools that combines campaign management, data segmentation, in-depth reporting, analysis and performance. e-Dialog offers a broad range of service offerings that include campaign management (for full-service and collaborative relationships), strategy, analytics, data services, data integration, creative, advanced applications, deliverability/ISP relations, and response management. Custom solutions have included development of a custom content collection interface (CCI), workflow optimization and specialized conversion and Web tracking. Further, e-Dialog benchmarks its e-mail solutions using a proven internal framework called the Relevance Trajectory. This framework enables e-mail marketers to measure and gauge the relevance of their e-mail programs and identify opportunities to improve program relevance through e-mail optimization techniques involving audience segmentation, lifecycle management, messaging triggers, personalization, interactivity, and testing, measuring and understanding ROI. e-Dialog offers partners a range of service delivery options that include full-service, self-service or collaborative relationship solutions with each based on partner e-mail marketing needs. With a full-service solution, partner account management teams help partners maximize their e-mail marketing potential and guide their efforts through the entire process. The partner account management team works to understand a partner's marketing objectives, helps to craft a strategy and then implements an ongoing e-mail program aimed at delivering results. e-Dialog self-service and collaborative client relationships means partners can rely on e-Dialog for training, custom applications and production assistance whenever the expertise is needed.

Catalog Services. We provide end-to-end catalog services — from program management and circulation strategy and planning to print production and reporting analytics. Our understanding of the integration of e-commerce, brick-and-mortar and print ensures our partner's catalogs represent their branding and merchandising across all customer touchpoints. Whether our partners operate b2c or b2b, we get their catalogs into the right hands to help increase response rates and conversion. We collaborate and strategize with our partners to ensure accurate targeting and demographics. We manage all aspects of a catalog program for our partners, including strategic and financial planning, photography, layout and design, print execution and back-end reporting, or we offer a plug-and-play into our technology platform for partners who manage their own catalogs.

Growth Strategy

Our objective is to grow our business by expanding the e-commerce businesses of our existing e-commerce service partners, by adding new partners, by expanding internationally, by generating incremental revenue from marketing and other services, and selectively through acquisitions. Key elements of our growth strategy include:

Grow Our Existing Partners' Businesses

The financial benefit that we derive from our e-commerce service relationships with our partners is primarily tied to the performance of their e-commerce businesses. Accordingly, it is part of our strategy to grow our business

by growing our partners' e-commerce businesses. We implement this strategy by working closely with our partners to identify and then implement initiatives designed to grow their e-commerce businesses. Based on partner input and industry trends, we develop a product roadmap which details the direction that our platform enhancement projects will take. The roadmap adds new features and functions to Web stores such as alternative payment methods, creating new partner site tools, enhancing reporting and analytics or adding new multichannel integration capabilities. We have invested, and plan to continue to invest, in our platform as we continuously seek to enhance and expand our capabilities. We have expanded and enhanced our customer care and fulfillment capabilities and capacity with the addition of new fulfillment and customer care centers, services and technology. We have expanded and enhanced our capabilities in site design and presentation, usability, navigation and parametric search, personalization, customization, account management, shopping and product merchandising, payment processing and shopping cart and checkout. We have expanded and enhanced our capabilities in creative Web strategy and design, online marketing, content creation (photography and content) and e-mail marketing.

Expand Our Partner Base

We intend to continue to grow our business by adding new partners that have strong brand franchises. We seek to attract new partners by providing solutions that enable partners to grow their e-commerce businesses more rapidly and cost-effectively than they could on their own. Because we provide our solutions through an integrated multipartner platform, we are able to use the enhanced capabilities we have developed to attract new partners. We employ an in-house sales organization and sales support group that develops our business prospects. The U.S. sales group is assigned to regional sales territories. We also have a growing business development effort focused on European prospects. In fiscal 2007, we signed agreements with nine new partners for 13 Web stores. Of the nine new partners, eight are domestic and one is international. We have signed five to ten new partners per year since 2001.

Expand Internationally

We intend to grow our business by expanding internationally and replicating our domestic integrated e-commerce platform and our multichannel services model on a global basis. In January of 2006, we completed the purchase of Aspherio S.L., which provided us with an international platform that supports major European currencies, payment systems and taxation requirements. In December 2007, we completed the acquisition of Zendor.com Ltd., and re-named the entity Zendor/GSI Commerce Ltd., which provided us with fulfillment and call center capabilities intended to enable an end-to-end e-commerce solution capable of delivering integrated, multichannel e-commerce solutions to both U.K. and global retailers and brands. We intend to continue to build our presence internationally through strategic acquisitions and with other investments geared toward replicating our domestic end-to-end offering globally such as our continuing development efforts to internationalize the e-commerce technology component of our domestic platform for large international partners. Our international operations do not currently represent a material portion of our business.

Grow Revenue from Marketing and Other Value-Added Services

We also intend to continue to grow by providing interactive marketing services, as well as through other value-added services we provide, such as technical Web and e-commerce development services, buying services and value-added fulfillment services. gsi interactive[sm], our interactive marketing, online advertising and design agency is focused on serving the emerging marketing needs of our partners and other internet retailers by providing services such as Web store redesign and online branding initiatives, creating compelling new content and community features for Web stores, creating and executing online advertising, optimizing natural and paid search, developing and operating affiliate marketing programs. e-Dialog is a proven provider of advanced e-mail marketing and database technologies, products, strategies, and services for permission-based e-mail marketers and offers clients full-service, self-service or collaborative relationships. In addition to marketing, we also offer partners custom technology development and implementation services for features and functions that we develop for use on our e-commerce platform. Through our fulfillment operations we offer product customization and personalization, gift card and award program fulfillment services.

Selectively Pursue Acquisitions

We also intend to continue to grow by selectively acquiring companies that can either enhance our existing capabilities or provide us with new capabilities that are strategic to our e-commerce platform and services offerings. By linking our acquisitions to corporate and business strategies we believe we deepen our capabilities and services and accelerate the value of the acquisition quickly. In 2007 and through February 2008, we completed three such acquisitions: Accretive Commerce, a U.S.-based e-commerce solutions company; Zendor.com, a Manchester, U.K.-based provider of fulfillment and customer care which provided us with a European infrastructure on which to build our international e-commerce business; and e-Dialog Inc., a provider of advanced e-mail marketing services and solutions, which complements and expands our marketing services capabilities.

Competition

The market for the development and operation of e-commerce businesses is continuously evolving and intensively competitive. Many of our prospective partners evaluate managing all aspects of an e-commerce operation with internal resources. As a result, we often compete with in-house solutions promoted and supported by internal information technology staffs, marketing departments, merchandising groups and other internal corporate constituencies. In these situations, we also compete with technology and service providers that supply one or more components of an e-commerce solution, primarily to allow prospects to develop and operate their e-commerce business in-house. This group of providers may include the prospective partner itself and companies that offer: Web platforms (ATG, IBM and Microsoft); customer, Web analytics and customer relationship management solutions (Seibel and Coremetrics); order processing, warehouse management and merchandising systems (SAP and Sterling Commerce); customer care /call center services (West and Convergys); fulfillment and logistics (DHL and UPS); e-mail management (Experian and Epsilon); online marketing (aQuantive, Digitas and Grey Interactive); strategic consulting (McKinsey & Co., Boston Consulting Group and Accenture); systems integration (Accenture, BearingPoint, EDS, Sapient, Infosys and IBM); and design services (aQuantive/Razorfish, AKQA, Blast Radius and Digitas). In addition, we compete with the online and offline businesses of a variety of retailers and manufacturers in our targeted categories.

We believe that we compete with these competitors primarily on the basis of the following:

- offering a complete integrated solution designed to increase efficiencies and improve integration;
- promoting the partner's brand and business — not our own;
- providing scale and operating leverage with an enterprise focus;
- establishing our commitment to invest in and grow our platform (e.g., international expansion, marketing services); and
- aligning our financial interests with those of our partners.

Intellectual Property

Our platform includes certain proprietary technology. To protect our proprietary rights in services and technology, we rely on various intellectual property laws and contractual restrictions. These include confidentiality, trade secret law, invention assignment and nondisclosure agreements with our partners, employees, contractors and suppliers. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without our authorization.

We use our partners' names, URLs, logos and other marks in connection with the operation and promotion of their e-commerce businesses. Our agreements with our partners provide us with licenses generally to use this intellectual property in connection with the operation of their e-commerce businesses. These licenses typically are coterminous with the respective agreements.

We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute

technology of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

Government Regulation

We generally are not regulated other than pursuant to international, federal, state and local laws applicable to the Internet or e-commerce or to businesses in general. Certain regulatory authorities have enacted or proposed specific laws and regulations governing the Internet and online retailing. These laws and regulations cover issues such as taxation, pricing, content, distribution, quality and delivery of products and services, electronic contracts, intellectual property rights, user privacy and information security.

The issues of user privacy and information security have been the focus of numerous laws and regulations. These laws and regulations impact our business because we store personal information regarding customers of a partner's e-commerce business and provide some of this information to that partner and to certain third parties that we use to process and authorize payments, process and fulfill orders, detect fraud, provide customer service, send e-mails and evaluate and maintain the performance of our partners' Web stores. User privacy or security laws could restrict our and our partners' ability to market products to our partners' customers, create uncertainty in Web usage and reduce the demand for our products and services or require us to redesign our partners' Web stores or the operation of their e-commerce businesses.

Laws and regulations that were enacted prior to the advent of the Internet also affect our business. These laws and regulations cover issues such as property ownership, intellectual property rights, taxation, defamation, obscenity, business and trade practices, qualification to do business and export or import matters. Because these laws and regulations do not contemplate or address the unique issues of the Internet and online retailing, we are not certain how our business may be affected by their potential application. Also, changes in these laws and regulations intended to address these issues could create uncertainty in e-commerce. This uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

Employees

As of February 22, 2008, we employed 4,469 full-time employees and 210 part-time employees, of which 4,256 full-time employees and 199 part-time employees were located in the U.S. However, employment levels fluctuate due to the seasonal nature of our business. None of our employees are covered by a collective bargaining agreement, and we consider our relationship with our employees to be good. Competition for qualified personnel in our industry is intense. We believe that our future success will depend, in part, on our continued ability to attract, hire and retain qualified personnel.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, the fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues. We believe that results of operations for a quarterly period may not be indicative of the results for any other quarter or for the full year. For additional information, see Note 16, Quarterly Results (Unaudited), to our consolidated financial statements included in Item 15, Exhibits, Financial Statement Schedules, of this Annual Report on Form 10-K.

Investor Information

We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file reports and information, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information at our Investor Relations Web site. The address is www.gsicommerce.com/investors. We make available through our Web site, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to Investor Relations, 935 First Avenue, King of Prussia, Pennsylvania, 19406. The information on the Web site listed above is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This Web site is and is only intended to be an inactive textual reference.

We are a Delaware corporation organized in 1986. Our executive offices are located at 935 First Avenue, King of Prussia, Pennsylvania, 19406. Our telephone number is (610) 491-7000.

ITEM 1A: *RISK FACTORS*

Risk Factors

Any investment in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this Annual Report on Form 10-K. If any of the following risks occur, our business financial position and operating results could be materially harmed. In these circumstances, the market price of our securities could decline, and you may lose all or part of the money you paid to buy our securities. The risks described below are not the only ones facing our company. Additional risks not necessarily known to us or that we currently deem immaterial may also impair our business operations.

All statements made in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements, as defined under federal securities law. The words "look forward to," "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "should," "could," "guidance," "potential," "opportunity," "continue," "project," "forecast," "confident," "prospects," "schedule," "designed," "future," "discussions," "if" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements. Factors which may affect our business, financial condition and operating results include the effects of changes in the economy, consumer spending, the financial markets and the industries in which we and our partners operate, changes affecting the Internet and e-commerce, our ability to develop and maintain relationships with strategic partners and suppliers and the timing of our establishment, extension or termination of our relationships with strategic partners, our ability to timely and successfully develop, maintain and protect our technology, confidential and proprietary information, and product and service offerings and execute operationally, our ability to attract and retain qualified personnel, our ability to successfully integrate our acquisitions of other businesses, the performance of acquired businesses and other factors described in the risks below. We expressly disclaim any intent or obligation to update these forward-looking statements.

Risks Related to Our Business

Our future success cannot be predicted based upon our limited operating history.

Compared to certain of our current and potential competitors, we have a relatively short operating history. In addition, the nature of our business and the e-commerce industry in which we operate has undergone rapid development and change since we began operating in e-commerce. Accordingly, it is difficult to predict whether we will be successful. Thus, our chances of financial and operational success should be evaluated in light of the risks, uncertainties, expenses, delays and difficulties associated with operating a business with limited history in a relatively rapidly changing industry. If we are unable to address these issues, we may not be financially or operationally successful.

Our failure to manage growth and diversification of our business could harm us.

We are continuing to grow and diversify our business both in the United States and internationally. As a result, we must expand and adapt our operational infrastructure and increase the number of our personnel in certain areas. To effectively manage our growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These enhancements and improvements are likely to be complex and will require significant capital expenditures and allocation of valuable management resources. If we are unable to adapt our systems in a timely manner to accommodate our growth, our business may be adversely affected.

We have an accumulated deficit and may incur additional losses.

Although we recorded net income in the last three fiscal years, we incurred net losses in the previous four fiscal years while operating our business. As of the end of fiscal 2007, we had an accumulated deficit of $117.3 million. We may not generate sufficient revenue and gross profit from our existing partners, add an appropriate number of new partners or adequately control our expenses. If we fail to do this, we may not be able to maintain profitability.

We will continue to incur significant operating expenses and capital expenditures as we seek to:

- launch new partners;
- expand internationally;
- enhance our fulfillment capabilities and increase fulfillment capacity;
- develop new technologies and features to improve our partners' e-commerce businesses;
- enhance our customer care center capabilities to better serve customers' needs and increase customer care capacity;
- expand our marketing services efforts;
- increase our general and administrative functions to support our growing operations;
- continue our business development, sales and marketing activities; and
- make strategic or opportunistic acquisitions of complementary or new businesses or assets or internally develop new business initiatives.

If we incur expenses at a greater pace than our revenues, we could incur additional losses.

Our substantial indebtedness could adversely affect our financial condition.

We currently have and will continue to have a significant amount of indebtedness. On June 1, 2005, we completed an offering of $57.5 million aggregate principal amount of our subordinated convertible notes due 2025. On July 5, 2007, we completed an offering of $150 million aggregate principal amount of our subordinated convertible notes due 2027. In addition, on January 11, 2008 we entered into a secured revolving bank credit facility and line of credit with a borrowing capacity of $75 million, of which no amounts have been drawn. Including the notes and borrowings under the credit facility, we have approximately $236.8 million of indebtedness outstanding as of March 3, 2008.

Our indebtedness could have important consequences to you. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to obtain additional financing;
- require the dedication of a substantial portion of our cash flow from operations to the payment of interest and principal on our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry;
- place us at a competitive disadvantage relative to competitors with less debt; and

- make it difficult or impossible for us to pay the principal amount of the subordinated convertible notes at maturity, thereby causing an event of default under the subordinated convertible notes.

In addition, our secured revolving credit facility contains financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. In the event of default under the notes or the secured revolving credit facility, our indebtedness could become immediately due and payable and could adversely affect our financial condition.

The terms of our secured revolving credit facility impose financial and operating restrictions.

Our secured revolving credit facility contains restrictive covenants that limit our ability to engage in activities that may be in our long term best interests. These covenants limit or restrict, among other things, our ability to:

- incur additional indebtedness;
- pay dividends or make other distributions in respect of our equity securities;
- sell assets, including the capital stock of our subsidiaries;
- enter into certain transactions with our affiliates;
- transfer any capital stock of any subsidiary or permit any subsidiary to issue capital stock;
- create liens;
- make certain loans or investments; and
- effect a consolidation or merger or transfer of all or substantially all of our assets.

These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests. In addition, our ability to borrow under the secured revolving credit facility is subject to borrowing base requirements. If we breach any of the covenants in our secured revolving credit facility, we may be in default under our secured revolving credit facility. If we default, the lenders under our secured revolving credit facility could declare all borrowings owed to them, including accrued interest and other fees, to be due and payable.

We may in the future need additional debt or equity financing to continue our growth. Such additional financing may not be available on satisfactory terms or it may not be available when needed, or at all.

We have funded the growth of our e-commerce business primarily from the sale of equity securities and through the issuance of subordinated convertible notes. If our cash flows are insufficient to fund our growth, we may in the future need to seek additional equity or debt financings or reduce costs. Our secured revolving credit facility contains restrictive covenants restricting our ability to incur additional indebtedness. Further, we may not be able to obtain financing on satisfactory terms or it may not be available when needed, or at all. Our inability to finance our growth, either internally or externally, may limit our growth potential and our ability to execute our business strategy. If we issue securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock. In addition, the terms of these securities could impose restrictions on our operations.

If we fail to manage our exposure to global financial and securities market risk successfully, our operating results and financial statements could be materially impacted.

The primary objective of most of our investment activities is to conservatively invest excess cash in highly rated liquid securities. To achieve this objective, a majority of our marketable investments are institutional money market accounts, certificates of deposit, U.S. government agency securities and corporate bonds denominated in U.S. dollars. If the carrying value of our investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, we will be required to write down the value of our investments, which could materially harm our results of operations and financial condition. These investments are subject to general credit, liquidity, market, and interest rate risks, which may be directly or indirectly impacted by the U.S. sub-prime mortgage defaults that have affected various sectors of the financial markets causing credit and liquidity issues. With the

current unstable credit environment, we might incur significant realized, unrealized or impairment losses associated with these investments.

Seasonal fluctuations in sales cause wide fluctuations in our quarterly results.

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause quarterly fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases on our partners' e-commerce businesses during the fourth quarter holiday season.

Our fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues. For fiscal 2007, fiscal 2006 and fiscal 2005, 44.7%, 42.2% and 39.1% of our annual net revenues were generated in our fiscal fourth quarter, respectively. Since fiscal 1999, we have not generated net income in any fiscal quarter other than a fiscal fourth quarter. If our revenues are below seasonal expectations during the fourth fiscal quarter or if we do not execute operationally, our operating results could be below the expectations of securities analysts and investors. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer care operations, fulfillment operations, IT capacity and shipment activities and may cause a shortfall in revenues compared to expenses in a given period.

In addition, if too many consumers access our partners' e-commerce businesses within a short period of time due to increased holiday or other demand or if we inaccurately forecast consumer traffic, we may experience system interruptions that make our partners' e-commerce businesses unavailable or prevent us from transmitting orders to our fulfillment operations, which may reduce the volume of goods we sell as well as the attractiveness of our partners' e-commerce businesses to consumers. In anticipation of increased sales activity during our fourth fiscal quarter, we and our partners increase our inventory levels. If we and our partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our partners may fail to meet customer demand which could reduce the attractiveness of our partners' e-commerce businesses. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce profits.

Consumers are constantly changing their buying preferences. If we fail to anticipate these changes and adjust our inventory accordingly, we could experience lower sales, higher inventory markdowns and lower margins for the inventory that we own.

Our success depends, in part, upon our ability and our partners' ability to anticipate and respond to consumer trends with respect to products sold through the e-commerce businesses we operate. Consumers' tastes are subject to frequent and significant changes. In order to be successful, we and our partners must accurately predict consumers' tastes and avoid overstocking or understocking products. If we or our partners fail to identify and respond to changes in merchandising and consumer preferences, sales on our partners' e-commerce businesses could suffer and we or our partners could be required to mark down unsold inventory. This would depress our profit margins. In addition, any failure to keep pace with changes in consumers' tastes could result in lost opportunities which could reduce sales.

High merchandise returns or shrinkage rates could adversely affect our business, financial condition and results of operations.

We cannot be assured that inventory loss and theft, or "shrinkage," and merchandise returns will not increase in the future. If merchandise returns are significant, or our shrinkage rate increases, our revenues and costs of operations could be adversely affected.

Our growth depends, in part, on our ability to add and launch new partners on a timely basis and on favorable terms and to extend the length of existing partner agreements on favorable terms.

Key elements of our growth strategy include adding new partners, extending the length of existing partner agreements on favorable terms and growing the business of our existing partners. If we are unable to add our targeted amount of new business, add partners with good reputations or add new partners on favorable terms, our

growth may be limited. If we are unable to add and launch new partners within the time frames projected by us, we may not be able to achieve our targeted results in the expected periods. In addition, our ability to add new partners and retain and renew existing partners depends on the quality of the services we provide and our reputation. To the extent that we have difficulties with the quality of the services we provide or have operational issues that adversely affect our reputation, it could adversely impact our ability to add new partners, retain and renew existing partners and grow the business of our existing partners. Because competition for new partners is intense, we may not be able to add new partners on favorable terms, or at all. Further, our ability to add new partners on favorable terms is dependent on our success in building and retaining our sales organization and investing in infrastructure to serve new partners.

Our success is tied to the success of the partners for which we operate e-commerce businesses.

Our success is substantially dependent upon the success of the partners for which we operate e-commerce businesses. The retail business is intensely competitive. If our partners were to have financial difficulties or seek protection from their creditors or if they were to suffer impairment of their brand, it could adversely affect our ability to maintain and grow our business or to collect partner receivables. Our business could also be adversely affected if our partners' marketing, brands or retail stores are not successful or if our partners reduce their marketing or number of retail stores. Additionally, a change in management at our partners could adversely affect our relationship with those partners and our revenue from our agreements with those partners. As a result of our relationship with certain of our partners, these partners identify, buy, and bear the financial risk of inventory obsolescence for their corresponding Web stores and merchandise. As a result, if any of these partners fail to forecast product demand or optimize or maintain access to inventory, we would receive reduced service fees under the agreements and our business and reputation could be harmed.

We enter into contracts with our partners. In fiscal 2007, we derived 45.3% of our revenue from five partners' e-commerce businesses. If we do not maintain good working relationships with our partners, or perform as required under these agreements, it could adversely affect our business.

The contracts with our partners establish complex relationships between our partners and us. We spend a significant amount of time and effort to maintain our relationships with our partners and address the issues that from time to time may arise from these complex relationships. For fiscal 2007, sales to customers through one of our partner's e-commerce businesses accounted for 13.2% of our revenue, sales to customers through another one of our partner's e-commerce businesses accounted for 11.9% of our revenue. For fiscal 2007, sales through our top five partners' e-commerce businesses accounted for 45.3% of our revenue. For fiscal 2006, sales to customers through one of our partner's e-commerce businesses accounted for 14.9% of our revenue, sales to customers through another one of our partner's e-commerce businesses accounted for 13.9% of our revenue. For fiscal 2006, sales through our top five partners' e-commerce businesses accounted for 52.9% of our revenue. For fiscal 2005, sales to customers through one of our partner's e-commerce businesses accounted for 25.6% of our revenue, sales through another one of our partner's e-commerce businesses accounted for 12.8% of our revenue. For fiscal 2005, sales through our top five partners' e-commerce businesses accounted for 61.3% of our revenue. Our partners could decide not to renew their agreements at the end of their respective terms. Additionally, if we do not perform as required under these agreements, our partners could seek to terminate their agreements prior to the end of their respective terms or seek damages from us. Loss of our existing partners, particularly our major partners, could adversely affect our business, financial condition and results of operations.

We and our partners must develop and maintain relationships with key manufacturers to obtain a sufficient assortment and quantity of quality merchandise on acceptable commercial terms. If we or our partners are unable to do so, it could adversely affect our business, results of operations and financial condition.

For the e-commerce businesses for which we own inventory, we primarily purchase products from the manufacturers and distributors of the products. For the e-commerce businesses for which our partners own inventory, our partners typically purchase products from the manufacturers and distributors of products or source their own products. If we or our partners are unable to develop and maintain relationships with these manufacturers,

distributors or sources, we or our partners may be unable to obtain or continue to carry a sufficient assortment and quantity of quality merchandise on acceptable commercial terms and our partners' e-commerce businesses and our business could be adversely impacted. We do not have written contracts with some of our manufacturers, distributors or sources. During fiscal 2007, we purchased 18.0% of the total amount of inventory we purchased from one manufacturer. During fiscal 2006 and fiscal 2005, we purchased 28.6% and 40.0%, respectively, of the total amount of inventory we purchased from the same manufacturer. While we have a contract with this manufacturer, this manufacturer and other manufacturers could stop selling products to us or our partners and may ask us or our partners to remove their products or logos from our partners' Web stores. If we or our partners are unable to obtain products directly from manufacturers, especially popular brand manufacturers, we or our partners may not be able to obtain the same or comparable merchandise in a timely manner or on acceptable commercial terms.

We rely on our ability to enter into marketing and promotional agreements with online services, search engines, comparison shopping sites, affiliate marketers other Web sites to drive traffic to the e-commerce businesses we operate. If we are unable to enter into or properly develop these marketing and promotional agreements, our ability to generate revenue could be adversely affected. In addition, new technologies could block our ads and manipulate web search results, which could harm our business.

We have entered into marketing and promotional agreements with search engines, comparison shopping sites, affiliate marketers and other Web sites to provide content, advertising banners and other links to our partners' e-commerce businesses. We rely on these agreements as significant sources of traffic to our partners' e-commerce businesses and to generate new customers. If we are unable to maintain these relationships or enter into new agreements on acceptable terms, our ability to attract new customers could be harmed. Further, many of the parties with which we may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. In addition, technologies may be developed that can block the display of our ads and could harm our ability to contact customers. Further, "index spammers" who develop ways to manipulate web search results could reduce the traffic that is directed to our partners' e-commerce businesses. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit our partners' and our ability to maintain market share and revenue.

In addition, we contact customers through e-mail. Our ability to contact customers through e-mail could be harmed and our business may be adversely affected if we mistakenly end up on SPAM lists, or lists of entities that have been involved in sending unwanted, unsolicited e-mails.

If we experience problems in our fulfillment operations, our business could be adversely affected.

Under some of our partner agreements, we maintain the inventory of our partners in our fulfillment centers. Our failure to properly handle and protect such inventory could adversely affect our relationship with our partners.

In addition, because it is difficult to predict demand, we may not manage our fulfillment centers in an optimal way, which may result in excess or insufficient inventory or warehousing, fulfillment, and distribution capacity. We may be unable to adequately staff our fulfillment centers. As we continue to add fulfillment and warehouse capability or add new partners with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. In addition, our financial systems and equipment are complex and any additions, changes or upgrades to these systems or equipment could cause disruptions that could harm our business.

Although we operate our own fulfillment centers, we rely upon multiple third parties for the shipment of our products. We also rely upon certain vendors to ship products directly to consumers. As a result, we are subject to the risks associated with the ability of these vendors and other third parties to successfully and in a timely manner fulfill and ship customer orders. The failure of these vendors and other third parties to provide these services, or the termination or interruption of these services, could adversely affect the satisfaction of consumers, which could result in reduced sales by our partners' e-commerce businesses. In addition, if third parties were to increase the prices they charge to ship our products, and we passed these increases on to consumers, consumers might choose to buy comparable products locally to avoid shipping charges.

A disruption in our operations could materially and adversely affect our business, results of operations and financial condition.

Any disruption to our operations, including system, network, telecommunications, software or hardware failures, and any damage to our physical locations, could materially and adversely affect our business, results of operations and financial condition.

Our operations are subject to the risk of damage or interruption from:

- fire, flood, hurricane, tornado, earthquake or other natural disasters;
- power losses and interruptions;
- Internet, telecommunications or data network failures;
- physical and electronic break-ins or security breaches;
- computer viruses;
- acts of terrorism; and
- other similar events.

If any of these events occur, it could result in interruptions, delays or cessations in service to customers of our partners' e-commerce businesses and adversely impact our partners' e-commerce businesses. These events could also prevent us from fulfilling orders for our partners' e-commerce businesses. Our partners might seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address and damaging to our reputation.

Our primary data centers are located at two facilities of a third-party hosting company. We do not control the security, maintenance or operation of these facilities, which are also susceptible to similar disasters and problems.

Our insurance policies may not cover us for losses related to these events, and even if they do, may not adequately compensate us for any losses that we may incur. Any system failure that causes an interruption of the availability of our partners' e-commerce businesses could reduce the attractiveness of our partners' e-commerce businesses to consumers and result in reduced revenues, which could materially and adversely affect our business, results of operations and financial condition.

If we do not respond to rapid technological changes, our services and proprietary technology and systems may become obsolete.

The Internet and e-commerce are constantly changing. Due to the costs and management time required to introduce new services and enhancements, we may be unable to respond to rapid technological changes in a timely enough manner to avoid our services becoming uncompetitive. To remain competitive, we must continue to enhance and improve the functionality and features of our partners' e-commerce businesses. If competitors introduce new services using new technologies or if new industry standards and practices emerge, our partners' existing e-commerce businesses and our services and proprietary technology and systems may become uncompetitive and our ability to attract and retain customers and new partners may be at risk.

Developing our e-commerce platform offering, our partners' e-commerce businesses and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or fail to adapt our e-commerce platform, our partners' e-commerce businesses and our technology to meet the requirements of partners and customers or emerging industry standards. In addition, the new technologies may be challenging to develop and implement and may cause us to incur substantial costs. Additionally, the vendors we use for our partners' e-commerce businesses may not provide the level of service we expect or may not be able to provide their product or service to us on commercially reasonable terms, if at all.

Our success is tied to the continued growth in the use of the Internet and the adequacy of the Internet infrastructure.

Our future success is substantially dependent upon continued growth in the use of the Internet. The number of users and advertisers on the Internet may not increase and commerce over the Internet may not continue to grow for a number of reasons, including:

- actual or perceived lack of security of information or privacy protection;
- lack of access and ease of use;
- congestion of traffic on the Internet;
- inconsistent quality of service and lack of availability of cost-effective, high-speed service;
- possible disruptions, computer viruses or other damage to Internet servers or to users' computers;
- governmental regulation;
- uncertainty regarding intellectual property ownership;
- lack of access to high-speed communications equipment; and
- increases in the cost of accessing the Internet.

As currently configured, the Internet may not support an increase in the number or requirements of users. In addition, there have been outages and delays on the Internet as a result of damage to the current infrastructure. The amount of traffic on our partners' Web stores could decline materially if there are outages or delays in the future. The use of the Internet may also decline if there are delays in the development or adoption of modifications by third parties that are required to support increased levels of activity on the Internet. If any of the foregoing occurs, the number of our partners' customers could decrease. In addition, we may be required to spend significant capital to adapt our operations to any new or emerging technologies relating to the Internet.

Consumers may be unwilling to use the Internet to purchase goods.

Our future success depends heavily upon the general public's willingness to use the Internet as a means to purchase goods. The failure of the Internet to continue to develop as an effective commercial tool would seriously damage our future operations. If consumers are unwilling to use the Internet to conduct business, our business may not continue to grow. The Internet may not continue to succeed as a medium of commerce because of security risks and delays in developing elements of the needed Internet infrastructure, such as a reliable network, high-speed communication lines and other enabling technologies. In addition, anything that diverts our users from their customary level of usage of our websites could adversely affect our business.

Third parties may have the technology or know-how to breach the security of customer transaction data and confidential information stored on our servers. Any breach could cause customers to lose confidence in the security of our partners' e-commerce businesses and choose not to purchase from those businesses. Our security measures may not effectively prevent others from obtaining improper access to the information on our partners' e-commerce businesses. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt the operation of our partners' e-commerce businesses. Concerns about the security and privacy of transactions over the Internet could inhibit our growth.

We and/or our partners may be unable to protect our and their proprietary technology and intellectual property rights or keep up with that of competitors.

Our success depends to a significant degree upon the protection of our intellectual property rights in the core technology and other components of our e-commerce platform including our software and other proprietary information and material, and our ability to develop technologies that are as good as or better than our competitors. We may be unable to deter infringement or misappropriation of our software and other proprietary information and material, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Additionally, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the

U.S. In addition, the failure of our partners to protect their intellectual property rights, including their trademarks and domain names, could impair our operations. Our competitors could, without violating our intellectual property rights, develop technologies that are as good as or better than our technology. Protecting our intellectual property and other proprietary rights can be expensive. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results. Our failure to protect our intellectual property rights in our software and other information and material or to develop technologies that are as good as or better than our competitors' could put us at a disadvantage to our competitors. These failures could have a material adverse effect on our business.

We may be subject to intellectual property claims or competition or trade practices claims that could be costly and could disrupt our business.

Third parties may assert that our business or technologies infringe or misappropriate their intellectual property rights. Third parties may claim that we do not have the right to offer certain services or products or to present specific images or logos on our partners' e-commerce businesses, or we have infringed their patents, trademarks, copyrights or other rights. We may in the future receive claims that we are engaging in unfair competition or other illegal trade practices. We may be unsuccessful in defending against these claims, which could result in substantial damages, fines or other penalties. The resolution of a claim could also require us to change how we do business, redesign our service offering or partners' e-commerce businesses or enter into burdensome royalty or license agreements. These license or royalty agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our insurance coverage may not be adequate to cover every claim that third parties could assert against us. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management's time and disruptions in our business. Any of these claims could also harm our reputation.

We may not be able to compete successfully against current and future competitors, which could harm our margins and our business.

The market for the development and operation of e-commerce businesses and interactive marketing services is continuously evolving and is intensely competitive. Increased competition could result in fewer successful opportunities to partner, price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, results of operations and financial condition. In the development and operation of e-commerce businesses, we often compete with in-house solutions promoted and supported by internal information technology staffs, marketing departments, merchandising groups and other internal corporate constituencies. In these situations, we compete with technology and service providers, which supply one or more components of an e-commerce solution primarily to allow the prospect or others to develop and operate the prospect's e-commerce business in-house. In addition, we compete with the online and offline businesses of a variety of retailers and manufacturers in our targeted categories.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to secure merchandise from vendors on more favorable terms and may be able to adopt more aggressive pricing policies. They may also receive investments from or enter into other commercial relationships with larger, well-established companies with greater financial resources. Competitors in the retail, e-commerce services and interactive marketing services industries also may be able to devote more resources to technology development and marketing than we do.

Competition in the e-commerce industry may intensify. Other companies in our industries may enter into business combinations or alliances that strengthen their competitive positions. Additionally, there are relatively low barriers to entry into the e-commerce services and interactive marketing services markets. As various Internet market segments obtain large, loyal customer bases, participants in those segments may expand into the market segments in which we operate. In addition, new and expanded Web technologies may further intensify the competitive nature of online retail and interactive marketing. The nature of the Internet as an electronic marketplace facilitates competitive entry and comparison shopping and renders it inherently more competitive than conventional retailing formats. This increased competition may reduce our sales, our ability to operate profitably, or both.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. We also sell some products that are manufactured by third parties for us. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer or manufacturer of the product. These claims may not be covered by insurance and, even if they are, our insurance coverage may not be adequate to cover every claim that could be asserted. Similarly, we could be subject to claims that customers of our partners' e-commerce businesses were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us in excess of our insurance coverage, it could adversely affect our business. Even unsuccessful claims could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our business.

We may be liable if third parties misappropriate our customers' personal information. Additionally, we are limited in our ability to use and disclose customer information.

Any security breach could expose us to risks of loss, litigation and liability and could seriously disrupt our operations. If third parties are able to penetrate our network or telecommunications security or otherwise misappropriate our customers' personal information or credit card information or if we give third parties improper access to our customers' personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could be significant. In addition, the Federal Trade Commission and state agencies regularly investigate various companies' uses of customers' personal information. We could incur additional expenses if new regulations regarding the security or use of personal information are introduced or if government agencies investigate our privacy practices. Further, any resulting adverse publicity arising from investigations would impact our business negatively.

Changes to credit card association fees, rules, or practices could harm our business.

We must rely on banks or payment processors to process transactions, and must pay a fee for this service. From time to time, credit card associations may increase the interchange fees that they charge for each transaction using one of their cards. Our credit card processors have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. These increased fees increase our operating costs and reduce our profit margins. We are also required by our processors to comply with credit card association operating rules, and we will reimburse our processors for any fines they are assessed by credit card associations as a result of any rule violations by us. The credit card associations and their member banks set and interpret operating rules related to their credit cards. The credit card associations and/or member banks could adopt new operating rules or re-interpret existing rules that we might find difficult or even impossible to follow. As a result, we could lose our ability to give customers the option of using credit cards to fund their payments. If we were unable to accept credit cards, our business would be seriously damaged.

Credit card fraud could adversely affect our business.

The failure to adequately control fraudulent transactions could increase our expenses. To date, we have not suffered material losses due to fraud. However, we may in the future suffer losses as a result of orders placed with fraudulent credit card data. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. With respect to checks and installment sales, we generally are liable for fraudulent transactions.

If one or more states successfully assert that we should collect or should have collected sales or other taxes on the sale of our merchandise, our business could be harmed.

We currently collect sales or other similar taxes only for goods sold by us and shipped into certain states. One or more local, state or foreign jurisdictions may seek to impose historical and future sales tax obligations on us or

our partners and other out-of-state companies that engage in e-commerce. In recent years, certain large retailers expanded their collection of sales tax on purchases made through affiliated Web sites. Our business could be adversely affected if one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of merchandise through the e-commerce businesses we operate.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income, payroll and other taxes in both the United States and foreign jurisdictions. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Moreover, significant judgment is required in evaluating our worldwide provision for income taxes. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial conditions. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We rely on insurance to mitigate some risks and, to the extent the cost of insurance increases or we are unable or choose not to maintain sufficient insurance to mitigate the risks facing our business, our operating results may be diminished.

We contract for insurance to cover certain potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to get enough insurance to meet our needs, may have to pay very high prices for the coverage we do get, have very high deductibles or may not be able to acquire any insurance for certain types of business risk. In addition, we have in the past and may in the future choose not to obtain insurance for certain risks facing our business. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, our operating results will be negatively affected.

Existing or future law or regulations could harm our business or marketing efforts.

We are subject to international, federal, state and local laws applicable to businesses in general and to e-commerce specifically. Due to the increasing growth and popularity of the Internet and e-commerce, many laws and regulations relating to the Internet and online retailing are proposed and considered at the country, federal, state and local levels. These laws and regulations could cover issues such as taxation, pricing, content, distribution, access, quality and delivery of products and services, electronic contracts, intellectual property rights, user privacy and information security.

For example, at least one state has enacted, and other states have proposed, legislation limiting the uses of personal information collected online or requiring collectors of information to establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for use and disclosure of information, or provide users with the ability to access, correct and delete stored information. Even in the absence of such legislation, the Federal Trade Commission has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regulating the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm our ability to collect demographic and personal information from users, which could be costly or adversely affect our marketing efforts.

The applicability of existing laws governing issues such as property ownership, intellectual property rights, taxation, libel, obscenity, qualification to do business and export or import matters could also harm our business. Many of these laws may not contemplate or address the unique issues of the Internet or online retailing. Some laws that do contemplate or address those unique issues, such as the Digital Millennium Copyright Act and The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. These current and future laws and regulations could reduce our ability to operate efficiently.

Our e-Dialog e-mail marketing solutions business is dependent on the market for e-mail marketing solutions and there may be changes in the market that may harm our business.

In our e-Dialog email marketing solutions business, we derive revenue from email marketing solutions. The market for email marketing solutions is at a relatively early stage of development, making this business and future prospects difficult to evaluate. Our current expectations with respect to areas of growth within the market may not prove to be correct.

Should our clients lose confidence in the value or effectiveness of email marketing, the demand for our products and services will likely decline. A number of factors could affect our clients' assessment of the value or effectiveness of email marketing, including the following:

- growth in the number of emails sent or received on a daily or regular basis;
- the ability of filters to effectively screen for unwanted emails;
- the ability of smart phones or similar communications to adequately display email;
- continued security concerns regarding Internet usage in general from viruses, worms or similar problems affecting Internet and email utilization; and
- increased governmental regulation or restrictive policies adopted by internet service providers (ISPs) that make it more difficult or costly to utilize email for marketing communications.

Any decrease in the use of email by businesses would reduce demand for our email marketing products or services and the business and results of operation for our email marketing business would suffer.

In addition, it is uncertain whether our email marketing solutions will achieve and sustain the high level of market acceptance that is critical to the success of our business. If the market for email marketing solutions fails to grow or grows more slowly than we currently anticipate, demand for our email marketing solutions may decline and our revenue would suffer. We may not be able to successfully address any of these challenges, risks and difficulties, including the other risks related to our business and industry described below. Failure to adequately do so could adversely affect our business, results of operations or financial condition.

Existing federal, state and international laws regulating email marketing practices impose certain obligations on the senders of commercial emails and could expose us to liability for violations, decrease the effectiveness of our email marketing solutions, and expose us to financial, criminal and other penalties for non-compliance, which could increase our operating costs.

The CAN-SPAM Act establishes certain requirements for commercial email messages and specifies penalties for commercial email that violates the Act. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial email messages from the sender. As a result, in the event our products and services were to become unavailable or malfunction for any period of time for any reason, our clients could violate the provision of the CAN-SPAM Act. Moreover, non-compliance with this and other aspects of the CAN-SPAM Act carries significant financial penalties. Many states have also passed laws regulating commercial email practices that typically provide a private right of action and specify damages and other penalties, which in some cases may be substantial. Some of these laws are significantly more punitive and difficult to comply with than the CAN-SPAM Act. It is not settled whether all or a portion of certain state laws may be preempted by the CAN-SPAM Act. In addition, certain foreign countries have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has "opted-in" to receiving it. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of email, whether as a result of violations by our clients or if we were deemed to be directly subject to and in violation of these requirements, we could be exposed to one or more of the following consequences:

- payment of statutory, actual or other damages;
- criminal penalties;

- actions by state attorneys general;
- actions by private citizens or class actions; and
- penalties imposed by regulatory authorities of the U.S. government, state governments and foreign governments.

Any of these potential areas of exposure would adversely affect our financial performance, could preclude us from doing business in specific jurisdictions, and significantly harm our business. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain clients or increase our operating costs.

Private spam blacklists may interfere with our ability to communicate with our e-commerce customers and the ability of the clients of e-Dialog to effectively deploy our email marketing products or services which could harm our business.

In operating the e-commerce businesses of our partners, we depend on email to market to and communicate with customers, our partners also rely on email to communicate with their customers and e-Dialog provides email marketing solutions to its clients. In an effort to regulate the use of email for commercial solicitation, various private companies maintain "blacklists" of companies and individuals (and the websites, ISPs and Internet protocol addresses associated with those companies or individuals) that do not adhere to standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company's Internet protocol addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity's service or purchases its blacklist. It is possible that this sort of blacklisting or similar restrictive activity could interfere with our ability to communicate with customers of our partners' ecommerce businesses or to market our partners' products or services and could undermine the effectiveness of our partners' email marketing campaigns, all of which could damage our business.

ISPs can also block emails from reaching their users. Recent releases of ISP software and the implementation of stringent new policies by ISPs make it more difficult to deliver our partners' emails. If ISPs materially limit, delay or halt the delivery of our or our partners' emails, or if we fail to deliver our or our partners' emails in a manner compatible with ISPs' email handling or authentication technologies, then the demand for our products or services could be reduced and our partners may seek to terminate their agreements with us.

From time to time, we may acquire or invest in other companies. There are risks associated with potential acquisitions and investments and we may not achieve the expected benefits of future acquisitions and investments.

We have recently completed several acquisitions and if we are presented with opportunities that we consider appropriate, we may make investments in complementary companies, products or technologies or we may purchase other companies. We may not realize the anticipated benefits of any investment or acquisition. We may be subject to unanticipated problems and liabilities of acquired companies. While we attempt in our acquisitions to determine the nature and extent of any pre-existing liabilities, and to obtain indemnification rights from the previous owners for acts or omissions arising prior to the date of acquisition, resolving issues of liability between the parties could involve a significant amount of time, manpower and expense. If we or any of our subsidiaries were to be unsuccessful in a claim for indemnity from a seller, the liability imposed on us or our subsidiary could have a material adverse effect on us. We may not be able to assimilate successfully the additional personnel, operations, acquired technology or products or services into our business. Any acquisition may strain our existing financial and managerial controls and reporting systems and procedures. If we do not successfully integrate any acquired business, the expenditures on integration efforts will reduce our cash position without us being able to realize the expected benefits of the acquisition. In addition, key personnel of an acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Further, the physical expansion in facilities that could occur as a result of any acquisition may result in disruptions that could seriously impair our business. Finally, we may have to use our cash resources, incur debt or issue additional equity securities to pay for other acquisitions or investments, which could increase our leverage or be dilutive to our stockholders.

We plan to continue to expand our business internationally which may cause our business to become increasingly susceptible to numerous international business risks and challenges. We have limited experience in international operations.

We ship certain products to Canada and other countries. In addition, in January 2006, we completed the acquisition of Aspherio S.L., a Barcelona, Spain-based provider of outsourced e-commerce solutions now known as GSI Commerce Solutions International. In December 2007 we completed the acquisition of Zendor.com Ltd., a Manchester, United Kingdom-based provider of outsourced e-commerce solutions now known as Zendor/GSI Commerce Ltd. Because our growth strategy involves expanding our business internationally, we intend to continue to expand our international efforts. However, we have limited experience in international business, and we cannot assure you that our international expansion strategy will be successful. To date, however, our international business activities have been limited. Our lack of a track record outside the United States increase the risks described below. In addition, our experience in the United States may not be relevant to establishing a business outside the United States. Accordingly, our international expansion strategy is subject to significant execution risk, as we cannot assure you that our strategy will be successful. For fiscal 2007, substantially all of our net revenues, operating results and assets were in the United States.

International expansion is subject to inherent risks and challenges that could adversely affect our business, including:

- the need to develop new supplier and manufacturer relationships, particularly because major manufacturers may require that our international operations deal with local distributors;
- compliance with international legal and regulatory requirements and tariffs;
- managing fluctuations in currency exchange rates;
- difficulties in staffing and managing foreign operations;
- greater difficulty in accounts receivable collection;
- potential adverse tax consequences;
- uncertain political and economic climates;
- potentially higher incidence of fraud;
- price controls or other restrictions on foreign currency; and
- difficulties in obtaining export and import licenses and compliance with applicable export controls.

Any negative impact from our international business efforts could negatively impact our business, operating results and financial condition as a whole. In addition, gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-dollar-denominated international sales.

In addition, if we further expand internationally, we may face additional competition challenges. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer. In addition, governments in foreign jurisdictions may regulate e-commerce or other online services in such areas as content, privacy, network security, copyright, encryption, taxation, or distribution. We also may not be able to hire, train, motivate and manage the required personnel, which may limit our growth in international market segments.

In addition, compliance with foreign and U.S. laws and regulations that are applicable to our international operations is complex and may increase our cost of doing business in international jurisdictions and our international operations could expose us to fines and penalties if we fail to comply with these regulations. These laws and regulations include import and export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Any violations of such laws could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products and

services to one or more countries, and could also materially damage our reputation, our international expansion efforts, our business and our operating results.

The uncertainty regarding the general economy may reduce our revenues.

Our revenue and rate of growth depends on the continued growth of demand for the products offered by our partners, and our business is affected by general economic and business conditions. A decrease in demand, whether caused by changes in consumer spending or a weakening of the U.S. economy or the local economies outside of the United States where we sell products, may result in decreased revenue or growth or problems with our ability to collect customer receivables. Terrorist attacks and armed hostilities could create economic and consumer uncertainty that could adversely affect our revenue or growth.

Our success is dependent upon our executive officers and other key personnel.

Our success depends to a significant degree upon the contribution of our executive officers and other key personnel, particularly Michael G. Rubin, chairman of the board president and chief executive officer. Our executive officers and key personnel could terminate their employment with us at any time despite any employment agreements we may have with these employees. Due to the competition for highly qualified personnel, we cannot be sure that we will be able to retain or attract executive, managerial or other key personnel. We have obtained key person life insurance for Mr. Rubin in the amount of $9.0 million. We have not obtained key person life insurance for any of our other executive officers or key personnel.

We may be unable to hire and retain skilled personnel which could limit our growth.

Our future success depends on our ability to continue to identify, attract, retain and motivate skilled personnel which could limit our growth. We intend to continue to seek to hire a significant number of skilled personnel. Due to intense competition for these individuals from our competitors and other employers, we may not be able to attract or retain highly qualified personnel in the future. Our failure to attract and retain the experienced and highly trained personnel that are integral to our business may limit our growth. Additionally, we have experienced recent growth in personnel numbers and expect to continue to hire additional personnel in selected areas. Managing this growth requires significant time and resource commitments from our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or to anticipate our future growth and personnel needs, our business may be adversely affected.

There are limitations on the liabilities of our directors and executive officers. Under certain circumstances, we are obligated to indemnify our directors and executive officers against liability and expenses incurred by them in their service to us.

Pursuant to our amended and restated certificate of incorporation and under Delaware law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty, except for liability for breach of a director's duty of loyalty, acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases that are unlawful under Delaware law or any transaction in which a director has derived an improper personal benefit. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer for certain expenses, including attorneys' fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of the person's services as one of our directors or executive officers. The costs associated with actions requiring indemnification under these agreements could be harmful to our business.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders and partners could lose confidence in our financial reporting, which could harm our business, the trading price of our common stock and our ability to retain our current partners and obtain new partners.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on the effectiveness of our internal control over financial reporting. We have expended significant resources to comply with our obligations under Section 404 with respect to fiscal 2007. If we fail to correct any issues in the design or operating effectiveness of internal controls over financial reporting or fail to prevent fraud, current and potential stockholders and partners could lose confidence in our financial reporting, which could harm our business, the trading price of our common stock and our ability to retain our current partners and obtain new partners.

Risks Related to Our Common Stock

We may enter into future acquisitions and take certain actions in connection with such acquisitions that could affect the price of our common stock.

As part of our growth strategy, we expect to review acquisition prospects that would offer growth opportunities and we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

- use a significant portion of our available cash;
- issue equity securities, which would dilute current stockholders' percentage ownership;
- incur substantial debt;
- incur or assume contingent liabilities, known or unknown;
- incur amortization expenses related to intangibles; and
- incur large, immediate accounting write-offs.

Such actions by us could harm our results from operations and adversely affect the price of our common stock.

Our operating results have fluctuated and may continue to fluctuate significantly, which may cause the market price of our common stock to be volatile.

Our annual and quarterly operating results have and may continue to fluctuate significantly due to a variety of factors, many of which are outside of our control. Because our operating results may be volatile and difficult to predict, period-to-period comparisons of our operating results may not be a good indication of our future performance. Our operating results may also fall below our published expectations and the expectations of securities analysts and investors, which likely will cause the market price of our common stock to decline significantly.

Factors that may cause our operating results to fluctuate or harm our business include but are not limited to the following:

- our ability to obtain new partners or to retain existing partners in our e-commerce and marketing services businesses;
- the performance of one or more of our partner's e-commerce businesses;
- our and our partners' ability to obtain new customers at a reasonable cost or encourage repeat purchases;
- the number of visitors to the e-commerce businesses operated by us or our ability to convert these visitors into customers;
- our and our partners' ability to offer an appealing mix of products or to sell products that we purchase;
- our ability to achieve effective results for our marketing services clients;

- our ability to adequately develop, maintain and upgrade our partners' e-commerce businesses or the technology and systems we use to process customers' orders and payments;
- the timing and costs of upgrades and developments of our systems and infrastructure;
- the ability of our competitors to offer new or superior e-commerce businesses, services or products or new or superior marketing services;
- price competition that results in lower profit margins or losses;
- the seasonality of our business, especially the importance of our fiscal fourth quarter to our business;
- our inability to obtain or develop specific products or brands or unwillingness of vendors to sell their products to us;
- unanticipated fluctuations in the amount of consumer spending on various products that we sell, which tend to be discretionary spending items;
- the cost of advertising and the amount of free shipping and other promotions we offer;
- increases in the amount and timing of operating costs and capital expenditures relating to expansion of our operations;
- our inability to manage our shipping costs on a profitable basis or unexpected increases in shipping costs or delivery times, particularly during the holiday season;
- inflation of prices of fuel and gasoline and other raw material that impact our costs;
- technical difficulties, system security breaches, system downtime or Internet slowdowns;
- our inability to manage inventory levels or control inventory shrinkage;
- our inability to manage fulfillment operations or provide adequate levels of customer care or our inability to forecast the proper staffing levels in fulfillment and customer care;
- an increase in the level of our product returns or our inability to effectively process returns;
- government regulations related to the Internet or e-commerce which could increase the costs associated with operating our businesses, including requiring the collection of sales tax on all purchases through the e-commerce businesses we operate; and
- unfavorable economic conditions in general or specific to the Internet or e-commerce, which could reduce demand for the products sold through our partners' e-commerce businesses.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new securities offerings.

Future sales of our common stock, the perception that such sales could occur or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock could adversely affect the market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future offerings of equity or equity-related securities. In addition, we may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of options or for other reasons.

As of March 3, 2008, there were 2,679,574 shares available for new awards under the 2005 plan. Additionally, in the event of the cancellation, expiration, forfeiture or repurchase of any of the 4,002,454 shares of common stock that were subject to outstanding awards granted under the 1996 plan as of March 3, 2008, such shares would become available for issuance under the 2005 plan. In order to attract and retain key personnel, we may issue additional securities, including stock options, restricted stock grants and shares of common stock, in connection with our employee benefit plans, or may lower the price of existing stock options. No prediction can be made as to the effect,

if any, that sale, or the availability for sale, of substantial amounts of common stock by our existing stockholders pursuant to an effective registration statement.

We have never paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid in the foreseeable future. In addition, the terms of our secured revolving credit facility prohibit us from declaring or paying dividends on our common stock. As a result, holders of our common stock will not receive a return, if any, on their investment unless they sell their shares of our common stock.

We are controlled by certain principal stockholders.

As of March 3, 2008, Michael G. Rubin, our chairman, president and chief executive officer, beneficially owned 15.8%, funds affiliated with SOFTBANK Holdings Inc., or SOFTBANK, beneficially owned 17.4%, and Liberty Media Corporation, or Liberty, through its subsidiary QVC, Inc. and QVC's affiliate QK Holdings, Inc. beneficially owned approximately 19.7% of our outstanding common stock. If they decide to act together, any two of Mr. Rubin, SOFTBANK, and Liberty would be in a position to exercise considerable control, and all three would be in a position to exercise complete control, over most matters requiring stockholder approval, including the election or removal of directors, approval of significant corporate transactions and the ability generally to direct our affairs. Furthermore, pursuant to stock purchase agreements, SOFTBANK and Liberty each have the right to designate up to one member of our board of directors. This concentration of ownership and the right of SOFTBANK and Liberty to designate members to our board of directors may have the effect of delaying or preventing a change in control of us, including transactions in which stockholders might otherwise receive a premium over prevailing market prices for our common stock. Furthermore, Mr. Rubin has entered into voting agreements with each of SOFTBANK and Liberty, and SOFTBANK and Liberty have entered into voting agreements with each other. The parties to these voting agreements have agreed to support the election of the directors designated by each of the other parties.

It may be difficult for a third-party to acquire us and this could depress our stock price.

Certain provisions of our amended and restated certificate of incorporation, bylaws, stockholder rights agreement and Delaware law may have the effect of discouraging, delaying or preventing transactions that involve any actual or threatened change in control. The rights issued under our stockholder rights agreement may be a substantial deterrent to a person acquiring beneficial ownership of 20% or more (or, in the case of any stockholder that as of April 2, 2006 beneficially owned 19% or more of the outstanding shares of common stock, 25.1% or more) of our common stock without the approval of our board of directors. The stockholder rights agreement would cause extreme dilution to such person.

In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date the stockholder becomes a 15% stockholder. In addition to discouraging a third party from seeking to acquire control of us, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our board of directors.

Because many investors consider a change of control a desirable path to liquidity, delaying or preventing a change in control of our company may reduce the number of investors interested in our common stock, which could depress our stock price.

See "— We are controlled by certain principal stockholders."

The price of our common stock may fluctuate significantly.

The price of our common stock on the NASDAQ Global Market has been volatile. During fiscal 2007, the high and low sale prices of our common stock ranged from $16.09 to $29.27 per share. During fiscal 2006, the high and

low sale prices of our common stock ranged from $10.67 to $19.52 per share. During fiscal 2005, the high and low sale prices of our common stock ranged from $12.21 to $21.25 per share. We expect that the market price of our common stock may continue to fluctuate.

Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, among others:

- our performance and prospects;
- the performance and prospects of our partners;
- the depth and liquidity of the market for our common stock;
- investor perception of us and the industry in which we operate;
- changes in earnings estimates or buy/sell recommendations by analysts;
- general financial and other market conditions; and
- general economic conditions.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Holders of our common stock will be subordinated to our secured revolving credit facility, convertible notes and other indebtedness.

In the event of our liquidation or insolvency, holders of common stock would receive a distribution only after payment in full of all principal and interest due under our secured revolving credit facility, due to holders of our convertible notes and due to other creditors, and there may be little or no proceeds to distribute to holders of common stock at such time.

Conversion of our subordinated convertible notes will dilute the ownership interest of existing stockholders.

In June 2005, we issued $57.5 million principal amount of our subordinated convertible notes due 2025 (the 3% convertible notes) and in July 2007 we issued $150.0 million principal amount of our subordinated convertible notes due 2027 (the 2.5% convertible notes), which are all convertible into shares of our common stock. Under certain circumstances, a maximum of 6,157,635 shares of common stock could be issued upon conversion of the 2.5% convertible notes and a maximum of 3,874,661 shares of common stock could be issued upon conversion of the 3% convertible notes, in each case, subject to adjustment for stock dividends, stock splits, cash dividends, certain tender offers, other distributions and similar events. The conversion of some or all of these notes will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversions could adversely affect prevailing market prices of our common stock. In addition, the existence of these notes could encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect our reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may even require retroactive or retrospective application. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

In August 2007, the Financial Accounting Standards Board ("FASB") issued for comment Proposed FASB Staff Position ("FSP") APB 14-a, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." The proposed FSP would require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. Our $207.5 million of subordinated convertible notes would be subject to the provisions of this proposal because under the notes we have the ability to elect cash settlement upon conversion for the principle of the notes. The debt would be recognized at the present value of its cash flows discounted using our nonconvertible debt borrowing rate. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The proposed FSP would also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. In November 2007, the FASB announced it is expected to begin its redeliberations of the proposed FSP in February 2008, which was subsequently changed to March 2008. We believe that if the FSP is issued as proposed, it would result in a material decrease to our liabilities and a material increase to our stockholders' equity on the Consolidated Balance Sheets. It would also result in a material decrease to net income as a result of a material non-cash increase to interest expense to accrete the value of the debt from its fair value to its principle amount over the term of the subordinated convertible notes in the Consolidated Statements of Operations. These changes would not impact our cash flows from operating activities, investing activities or financing activities.

ITEM 1B: *UNRESOLVED STAFF COMMENTS.*

We, like other issuers, from time to time receive written comments from the staff of the SEC regarding our periodic or current reports under the Exchange Act. There are no comments that remain unresolved that we received not less than 180 days before the end of fiscal 2007.

ITEM 2: *PROPERTIES.*

The following table provides information about our owned, leased and licensed facilities as of December 29, 2007(1):

Use	Square Footage	Location	Owned/Leased/Licensed
Principal Office	104,000	King of Prussia, PA	Owned(2)(3)
Office	56,000	King of Prussia, PA	Owned
Office	75,000	King of Prussia, PA	Leased
Office	3,749	Los Angeles, CA	Leased
Office	1,899	San Jose, CA	Leased
Office	4,758	Barcelona, Spain	Leased
Office	9,807	Huntersville, NC	Leased
Office	6,142	Roanoke, VA	Leased
Fulfillment	470,000	Louisville, KY	Owned
Fulfillment	400,000	Shepherdsville, KY	Leased
Fulfillment	297,000	Shepherdsville, KY	Leased(4)
Fulfillment	540,000	Richwood, KY	Leased
Fulfillment	108,000	Pacoima, CA	Leased
Fulfillment	125,000	Edwardsville, IL	Licensed
Fulfillment	478,750	Martinsville, VA	Leased
Fulfillment	25,000	Portland, TN	Leased
Fulfillment	63,000	Rochdale, United Kingdom	Leased
Fulfillment/Call Center/Office	137,000	Chadderton, United Kingdom	Leased
Fulfillment/Call Center/Office	70,558	Pacoima, CA	Leased
Call Center	82,000	Melbourne, FL	Leased
Call Center	48,000	Eau Claire, WI	Owned
Call Center	25,000	Brunswick, GA	Leased
Call Center	36,150	Martinsville, VA	Leased

(1) We also lease additional space to fill short term needs on an as needed basis. We believe that our properties are adequate for our present needs and that suitable additional or replacement space will be available as required.

(2) We own our principal executive office in King of Prussia, Pennsylvania, which is subject to a $13.0 million mortgage. None of our other owned properties is subject to a mortgage.

(3) We also have an option through February 2009 to purchase an additional building lot adjacent to our principal executive office in King of Prussia, Pennsylvania.

(4) We executed a lease for this facility in 2007, but operations will begin in 2008.

ITEM 3: *LEGAL PROCEEDINGS.*

We are involved in various litigation incidental to our business, including alleged contractual claims, claims relating to infringement of intellectual property rights of third parties and claims relating to the manner in which goods are sold through our e-commerce platform. We do not believe, based on current knowledge, that any of these claims are likely to have a material adverse effect on our business, financial position or results of operations. However, we may incur substantial expenses and devote substantial time to defend third-party claims whether or not such claims are meritorious. In the event of a determination adverse to us, we may incur substantial monetary liability and may be required to implement expensive changes in our business practices or enter into costly royalty or licensing agreements. Such a determination adverse to us could have a material adverse effect on our business, financial position or results of operations.

ITEM 4: *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

No matters were submitted to a vote of our stockholders during the fiscal quarter ended December 29, 2007.

ITEM 4.1: *EXECUTIVE OFFICERS OF THE REGISTRANT.*

The following table sets forth information regarding each of our executive officers who, with the exception of Mr. Rubin, are not also directors:

Name	Age(1)	Title
Michael G. Rubin	35	Chairman, President and Chief Executive Officer
Michael R. Conn	37	Executive Vice President, Finance and Chief Financial Officer
Steven C. Davis	37	Executive Vice President, International and President and Managing Director of GSI Commerce Solutions International, S.a.r.l
Stephen J. Gold	48	Executive Vice President and Chief Information Officer
J. Scott Hardy	46	Executive Vice President, Business Management
Arthur H. Miller	54	Executive Vice President and General Counsel
Damon Mintzer	42	Executive Vice President, Sales

(1) As of March 1, 2008

Set forth below are brief descriptions of the business experience for at least the past five years of our executive officers, who, with the exception of Mr. Rubin, are not also directors.

Michael G. Rubin has served as our chairman of the board and chief executive officer since July 1995, as co-president from May 2004 through October 2006 and president from July 1995 to May 2004 and since October 2006.

Michael R. Conn has served as our executive vice president, finance and chief financial officer since March 2007 and our senior vice president, finance and chief financial officer from January 2006 through March 2007. He served as our senior vice president of corporate development from July 2004 until January 2006, senior vice president, business development from June 2000 through July 2004 and senior vice president of strategic development from February 1999 through June 2000. From June 1993 to February 1999, Mr. Conn was employed at Gruntal & Co. L.L.C., an investment banking firm based in New York, New York and served most recently as vice president, research.

Steven C. Davis has served as our executive vice president, international and president and managing director of GSI Commerce Solutions International, S.a.r.l since April 2007. He served as our executive vice president, partner services from March 2007 to April 2007 and our senior vice president, partner services from December 2004 to March 2007. He also served as a consultant from February 2004 to December 2004 and our senior vice president, marketing from January 2000 to February 2004. From June 1996 to January 2000, Mr. Davis held a number of management positions at Just for Feet, Inc. a specialty sporting goods retailer based in Birmingham, Alabama. Most recently, he was vice president of marketing. In April 2004, Mr. Davis pled guilty to making false statements in connection with the Department of Justice investigation of Just for Feet.

Stephen J. Gold has served as our executive vice president and chief information officer since February 2005. From November 2003 until February 2005, he served as corporate vice president and divisional chief information officer of Merck & Company, Inc., a pharmaceutical company. Prior thereto, he held various positions with Medco Health Solutions, Inc., a prescription benefits management company, from July 1993 to September 2003, when it was a subsidiary of Merck. Most recently, he served as senior vice president and chief information officer and senior vice president, electronic commerce.

J. Scott Hardy has served as our executive vice president, business management since May 2007. From March 2004 to May 2007 Mr. Hardy was Vice President at BearingPoint, Inc., a consulting and systems integration firm, responsible for the Americas Consumer Markets Practice. From February 2001 to March 2004 Mr. Hardy was a

managing director at BearingPoint, Inc., and before that was a partner at KPMG LLC prior to the spin-off of BearingPoint from KPMG.

Arthur H. Miller has served as our executive vice president and general counsel since September 1999. From January 1988 to September 1999, Mr. Miller was a partner at Blank Rome LLP, a law firm based in Philadelphia, PA. Mr. Miller joined Blank Rome in April 1983.

Damon Mintzer has served as our executive vice president, sales since July 2004 and served as president and chief operating officer of Global-QVC Solutions, Inc., a wholly owned subsidiary of ours, from June 2001 to November 2006. From October 1999 to May 2001, Mr. Mintzer worked for WHN.com, a developer and operator of e-commerce businesses for entertainment companies. He first served as vice president of business development and then as senior vice president and general manager of one of WHN's two business units. From 1998 to October 1999, Mr. Mintzer served as director of sales for the Asia Pacific region for Modus Media International, Inc., a supply chain services company. From 1995 to 1998, Mr. Mintzer served as director of business development for Modus Media International/Stream International, which was a subsidiary of R.R. Donnelley & Sons Co.

PART II

ITEM 5: *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

The following table sets forth the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market under the symbol "GSIC."

	Common Stock Price	
	High	Low
Fiscal 2006		
First Quarter	$17.59	$13.60
Second Quarter	$18.23	$12.71
Third Quarter	$15.37	$10.67
Fourth Quarter	$19.52	$14.47
Fiscal 2007		
First Quarter	$23.25	$16.09
Second Quarter	$24.75	$19.85
Third Quarter	$27.38	$19.65
Fourth Quarter	$29.27	$19.06

As of March 3, 2008, we had approximately 1,859 stockholders of record. The last reported sales price per share for our common stock on March 3, 2008, as reported on the NASDAQ Global Select Market, was $13.96.

We have never declared or paid a cash dividend on our common stock. We currently intend to retain any future earnings to fund our growth and, therefore, do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. In addition, the terms of our secured revolving credit facility prohibit us from declaring or paying dividends on our common stock.

We made no repurchases of our common stock during the fourth quarter of fiscal 2007.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison of the cumulative total return for our common stock, the Morgan Stanley Internet Index and the NASDAQ Composite, assuming an investment of $100 in each on December 28, 2002, and the reinvestment of all dividends. The data points used for the performance graph are listed below.

TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 12/28/02)



DOLLARS
800
700
600
500
400
300
200
100
0
GSI Commerce, Inc.
Morgan Stanley Internet Index
NASDAQ Composite
12/28/2002
1/3/2004
1/1/2005
12/31/2005
12/30/2006
12/29/2007

Total Return Analysis

	12/28/2002	1/3/2004	1/1/2005	12/31/2005	12/30/2006	12/29/2007
GSI Commerce, Inc.	$100.00	$267.12	$487.12	$413.42	$513.70	$534.25
Morgan Stanley Internet Index	$100.00	$164.14	$187.37	$188.89	$206.69	$273.99
Nasdaq Composite	$100.00	$150.01	$162.89	$165.13	$180.85	$198.60

Note: Stock price performance shown in this Performance Graph for our common stock is historical and not necessarily indicative of future price performance. The information contained in this Performance Graph is not "soliciting material" and has not been "filed" with the Securities and Exchange Commission. This Performance Graph will not be incorporated by reference into any of our future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EQUITY INCENTIVE PLANS

Information about securities authorized for issuance under our equity incentive plans appears in Part III, Item 12 of this Annual Report on Form 10-K.

ITEM 6: *SELECTED FINANCIAL DATA.*

The following tables present portions of our financial statements and are not complete. You should read the following selected consolidated financial data together with our consolidated financial statements and related notes to our financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors." The selected statement of operations data for fiscal 2005, fiscal 2006 and fiscal 2007 and the balance sheet data as of the end of fiscal 2006 and fiscal 2007 are derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected statement of operations data for the years ended fiscal 2003 and fiscal 2004 and the balance sheet data as of the end of fiscal 2003, fiscal 2004 and fiscal 2005 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K.

	Fiscal Year Ended				
	January 3, 2004	January 1, 2005	December 31, 2005	December 30, 2006	December 29, 2007
STATEMENT OF OPERATIONS DATA:					
Revenues:					
Net revenues from product sales	$216,510	$274,988	$355,374	$461,183	$512,194
Service fee revenues	25,409	60,116	85,018	148,370	237,763
Net revenues	241,919	335,104	440,392	609,553	749,957
Cost of revenues from product sales	154,731	203,383	263,829	331,253	356,541
Gross profit	87,188	131,721	176,563	278,300	393,416
Total operating expenses	100,252	132,122	173,685	268,653	388,474
Income (loss) from operations	(13,064)	(401)	2,878	9,647	4,942
Total other (income) expense	(1,177)	(64)	(142)	(58)	1,990
Income (loss) before income taxes	(11,887)	(337)	3,020	9,705	2,952
Provision (benefit) for income taxes(1)	—	—	321	(43,728)	(87)
Net income (loss) before cumulative effect of change in accounting principle	(11,887)	(337)	2,699	53,433	3,039
Cumulative effect of change in accounting principle	—	—	—	268	—
Net income (loss)	$(11,887)	$ (337)	$ 2,699	$ 53,701	$ 3,039
Basic earnings (loss) per share:					
Prior to cumulative effect of change in accounting principle	$ (0.30)	$ (0.01)	$ 0.06	$ 1.18	$ 0.07
Net income (loss) per share	$ (0.30)	$ (0.01)	$ 0.06	$ 1.19	$ 0.07
Diluted earnings (loss) per share:					
Prior to cumulative effect of change in accounting principle	$ (0.30)	$ (0.01)	$ 0.06	$ 1.09	$ 0.06
Net income (loss) per share(2)	$ (0.30)	$ (0.01)	$ 0.06	$ 1.10	$ 0.06
BALANCE SHEET DATA:					
Total assets	$175,583	$231,823	$332,646	$463,557	$693,640
Total long-tem liabilities	—	13,564	70,594	74,257	240,379
Working capital	36,506	30,106	109,804	125,172	165,822
Stockholders' equity	111,586	118,053	153,173	227,707	249,421

(1) Included in fiscal 2006 was a $44.4 million non-cash income tax benefit. For additional information, see Note 11, Income Taxes, to our consolidated financial statements included in Item 15, Exhibits, Financial Statement Schedules, of this Annual Report on Form 10-K.

(2) For additional information on the diluted earnings (loss) per share calculation, see Note 12, Earnings Per Share, to our consolidated financial statements included in Item 15, Exhibits, Financial Statement Schedules, of this Annual Report on Form 10-K.

ITEM 7: *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.*

All statements made in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements, as defined under federal securities law. The words "look forward to," "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "should," "could," "guidance," "potential," "opportunity," "continue," "project," "forecast," "confident," "prospects," "schedule," "designed," "future" "discussions," "if" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements. Factors which may affect our business, financial condition and operating results include the effects of changes in the economy, consumer spending, the financial markets and the industries in which we and our partners operate, changes affecting the Internet and e-commerce, our ability to develop and maintain relationships with strategic partners and suppliers and the timing of our establishment, extension or termination of our relationships with strategic partners, our ability to timely and successfully develop, maintain and protect our technology, confidential and proprietary information, and product and service offerings and execute operationally, our ability to attract and retain qualified personnel, our ability to successfully integrate our acquisitions of other businesses, and the performance of acquired businesses. More information about potential factors that could affect us is described in Item 1A of Part I, "Risk Factors." We expressly disclaim any intent or obligation to update these forward-looking statements.

Executive Overview

Our Business:

- We are a leading provider of services for e-commerce, multichannel retailing and interactive marketing to large business-to-consumer enterprises, which we call partners. For e-commerce and multichannel retailing, we deliver customized solutions to partners through an integrated e-commerce platform, which is comprised of three components: technology, fulfillment and customer care. We offer each of the platform's components on a modular basis, or as part of an integrated, end-to-end solution. For interactive marketing, we offer a full suite of online interactive marketing, advertising, e-mail and design services.
- We derive our revenues from sales of products by us through our partners' e-commerce businesses, service fees earned by us in connection with the development and operation of our partners' e-commerce businesses, and service fees earned by us through the provision of interactive marketing services.
- We generate the majority of our cash from operating activities in our fourth fiscal quarter due to the seasonality of our business. In our first fiscal quarter, we typically use cash from operating activities to satisfy accounts payable and accrued expenses incurred in the fourth fiscal quarter of our prior fiscal year.

Financial Results and Significant Events:

- Net revenue grew $140 million, or 23%, over fiscal 2006. Net income decreased from $53.7 million in fiscal 2006 to $3.0 million in fiscal 2007. Included in net income for fiscal 2006 was a $44.4 million non-cash income tax benefit.

- In July 2007, we completed a subordinated convertible note offering of $150 million. Our net proceeds from the offering were approximately $145 million. We used the proceeds for both working capital and acquisitions.

- In September 2007, we acquired Accretive Commerce, Inc. ("Accretive"), a Huntersville, N.C.-based e-commerce solutions provider for $98.6 million, including acquisition costs. We believe the acquisition of Accretive has strengthened our position in the e-commerce industry by expanding our infrastructure and expanding our partner base. Accretive's results of operations are included in our income statement beginning on the acquisition date of September 10, 2007.

- In December 2007, we acquired Zendor.com Ltd. ("Zendor"), a Manchester, U.K.-based provider of fulfillment, customer care and e-commerce solutions for $9.1 million, including acquisition costs. We believe that by adding the assets, employees and partners of Zendor, we have strengthened our ability to deliver an integrated, multichannel, e-commerce solution to both U.K. and global retailers and brands. Zendor's results of operations are included in our income statement beginning on the acquisition date of December 14, 2007.

- We added four fulfillment centers and three customer call centers in connection with the Accretive acquisition and two fulfillment centers and one customer call center in connection with the Zendor acquisition. In June 2007, we opened our new fulfillment center in Richwood, Kentucky, which is approximately 540,000 square feet. We now manage approximately two and a half million square feet of fulfillment center space.

- In fiscal 2007, we signed agreements with nine new partners and launched twelve partner Web stores. We also extended or expanded agreements with fourteen partners.

Events subsequent to Fiscal 2007:

- In January 2008, we obtained a $75 million revolving secured bank line of credit. The five-year, revolving secured line of credit is available to us for working capital and general corporate purposes, including possible acquisitions, and contains certain financial and negative covenants with which we must comply.

- In February 2008, we acquired e-Dialog, Inc., a Lexington, Mass. — based market-leading provider of advanced e-mail marketing services and solutions to more than 100 blue-chip companies in the U.S. and Europe for $149.2 million, including estimated acquisition costs. We expect the acquisition to significantly expand the breadth and depth of our interactive marketing services capabilities, our reach into existing and new vertical markets, and our growing European presence.

Outlook:

- Based on forecasts of Forrester Research, we expect global online general merchandise sales to reach an estimated $1.0 trillion by 2010 from an estimated $643.3 billion in 2007. We expect global online advertising revenues to reach $81.1 billion by 2011 from an estimated $41.3 billion in 2007.

- While we expect the opportunity for partnered e-commerce to continue to grow, we also anticipate continuing intense competition. We compete with in-house solutions and a variety of third-party vendors that provide one of more components of an e-commerce solution. To satisfy our existing partners and to continue to attract new partners, we offer a complete integrated solution designed to increase efficiencies and improve integration. This includes a high level of direct-to-consumer expertise and infrastructure. Through our solution, we help our partners grow their e-commerce businesses and use their e-commerce businesses as a channel to complement and enhance their offline businesses. Our solution is provided to partners through an integrated platform, which is comprised of three components: technology, fulfillment and customer care. For interactive marketing, we offer a full suite of online marketing, advertising, e-mail and design services. To differentiate our solution in the marketplace, we continually add new services and functions to our platform. As part of our continuing efforts to add value to our platform, we evaluate opportunities to acquire complementary or new businesses or assets.

- Our objective is to grow our business by expanding the e-commerce businesses of our existing partners, by adding new partners, by expanding internationally, by generating incremental revenue from marketing and other services, and selectively through acquisitions.

Results of Operations

Comparison of Fiscal 2007 and 2006 (amounts in tables in millions):

Net Revenues

The following table shows net revenues by source for fiscal 2006 and fiscal 2007, the percentages that such revenues bear to total net revenues and the period over period changes in net revenues:

	Fiscal 2006		Fiscal 2007		Fiscal 2007 vs. Fiscal 2006	
	$	%	$	%	$	%
Net revenues from product sales — sporting goods	$314.7	51.6%	$384.5	51.3%	$ 69.8	22.2%
Net revenues from product sales — other	146.5	24.1%	127.7	17.0%	(18.8)	(12.8%)
Net revenue from product sales	461.2	75.7%	512.2	68.3%	51.0	11.1%
Service fee revenue	148.4	24.3%	237.8	31.7%	89.4	60.2%
Net revenues	$609.6	100%	$750.0	100%	$140.4	23.0%

Net Revenues from Product Sales. Net revenues from product sales are derived from the sale of products by us through our partners' e-commerce Web stores. Net revenues from product sales are net of allowances for returns and discounts and include outbound shipping charges and other product-related services such as gift wrapping and monogramming. We recognize revenue from product sales and shipping when products are shipped and title and significant risks of ownership passes to the customer.

Net revenues from product sales in our sporting goods category increased $69.8 million in fiscal 2007. Of this increase, $32.9 million was from partners that were launched during fiscal 2006, $19.9 million was for partners that operated for the entirety of both periods, and $17.0 million was from partners that were launched in fiscal 2007. Net revenues from product sales in our other category decreased primarily due to one partner that operated for the entirety of both periods, partially offset by an increase in shipping revenue. Included in net revenues from product sales was shipping revenue for all partners for which we provide fulfillment services of $82.9 million for fiscal 2007 and $59.2 million for fiscal 2006.

Service Fee Revenues. Services fee revenues are generated based on a partner's use of one or more of our e-commerce platform components or elements of those components, which include technology, fulfillment and customer care. Service fees are also generated from professional, technology and interactive marketing services. Service fees can be fixed or variable and can be based on the activity performed, the value of merchandise sold, or gross profit. For fulfillment services in which we are deemed to be the agent in accordance with Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19") we record service fee revenue based on the net fee retained.

Service fee revenues increased $89.4 million in fiscal 2007 due to an increase of $36.8 million in e-commerce related service fees attributable to partners that operated for the entirety of both periods, $32.6 million attributable to the addition of new partners that were either launched in fiscal 2007 or were partners of Accretive, which we acquired in fiscal 2007, and $20.0 million attributable to partners that operated in part of fiscal 2006 and all of fiscal 2007. Included in service fee revenues were professional, technology and interactive marketing service fees of $20.3 million for fiscal 2007 and $12.1 million for fiscal 2006.

Gross Profit

Gross profit consists of gross profit from product sales and gross profit from service fees. Because we do not record cost of service fee revenues, net revenues from service fees and gross profit from service fees are the same.

The following table shows gross profit for fiscal 2006 and fiscal 2007, the percentages that such gross profit bears to product sales, service fees and total net revenues and the period over period changes in gross profit:

	Fiscal 2006				Fiscal 2007				Fiscal 2007 vs. Fiscal 2006	
	$	% of Product Sales	% of Service Fees	% of Net Revenue	$	% of Product Sales	% of Service Fees	% of Net Revenue	$ Change	% Change
Gross profit from product sales	$129.9	28.2%	—		$155.6	30.4%	—		$ 25.7	19.8%
Gross profit from service fees	148.4	—	100%		237.8	—	100%		89.4	60.2%
Gross profit	$278.3			45.7%	$393.4			52.5%	$115.1	41.4%

The increase in gross profit as a percentage of net revenues from 45.7% to 52.5% was primarily due to the larger percentage increase in service fees over the percentage increase in product sales, as service fees have no associated cost of revenue. In addition, the increase in gross profit percentage for product sales from 28.2% to 30.4% was primarily due to a higher percentage of product sales in our sporting goods category, which has a higher margin than product sales in our other category. Product sales in our sporting goods category represented 75.1% of total product sales in fiscal 2007 and 68.2% of total product sales in fiscal 2006.

Operating Expenses

Operating expenses consist of sales and marketing expenses, product development expenses, general and administrative expenses and depreciation and amortization expenses.

The following table shows operating expenses for fiscal 2006 and fiscal 2007, the percentages that such expenses bear to net revenues and the period over period changes in operating expenses:

	Fiscal 2006		Fiscal 2007		Fiscal 2007 vs. Fiscal 2006	
	$	% of Net Revenues	$	% of Net Revenues	$ Change	% Change
Sales and marketing expenses	$165.9	27.2%	$241.9	32.2%	$ 76.0	45.8%
Product development expenses	45.4	7.5%	65.9	8.8%	20.5	45.2%
General and administrative expenses	36.1	5.9%	43.4	5.8%	7.3	20.2%
Depreciation and amortization expenses	21.3	3.5%	37.3	5.0%	16.0	75.1%
Total operating expenses	$268.7	44.1%	$388.5	51.8%	$119.8	44.6%

Sales and Marketing Expenses. Sales and marketing expenses include fulfillment costs, customer care costs, credit card fees, net partner revenue share charges, net advertising and promotional expenses incurred by us on behalf of our partners' e-commerce businesses and payroll related to our buying,.business management and marketing functions.

As a percentage of net revenues, sales and marketing expenses increased from 27.2% to 32.2%. This increase was primarily due to the addition of Accretive's facilities in the third quarter of fiscal 2007, as well as the start-up, occupancy and payroll expenses related to our Richwood, Kentucky fulfillment center which commenced operations in the second quarter of fiscal 2007 and for our Eau Claire, Wisconsin customer care center which commenced operations in the third quarter of fiscal 2006. In absolute dollars, sales and marketing expenses increased $76.0 million primarily due to a $34.2 million increase in payroll and related costs mostly in our customer care and fulfillment operations, a $10.8 million increase in credit card fees, a $10.3 million increase in partner revenue share expenses, a $6.9 million increase in office expenses and occupancy costs, a $5.6 million increase in marketing expenses, a $2.8 million increase in packaging supplies and a $5.4 million increase in other costs which include non-income taxes, insurance, software maintenance, and communication costs. We continue to expect that

sales and marketing expenses will increase in absolute dollars in fiscal 2008 compared to fiscal 2007, as we plan to continue to grow by adding new partners and by expanding the e-commerce businesses of our existing partners as well as by expanding our international operations and marketing services.

Product Development Expenses. Product development expenses consist primarily of expenses associated with planning, maintaining and operating our proprietary e-commerce technology application and payroll and related expenses for engineering, production, creative and management information systems.

As a percentage of net revenues, product development expenses increased from 7.5% to 8.8%. This percentage increase, as well as the increase in absolute dollars, was primarily due to payroll expenses incurred for partner launches that occurred during fiscal 2007, expected future partner launches and increased expenses to enhance the technology features and functionality on our platform. In fiscal 2007 we launched twelve partner Web stores. The absolute dollar increase of $20.5 million was primarily due to a $13.4 million increase in personnel and related costs, a $3.5 million increase in professional fees and a $3.6 million increase in other product development costs. We continue to expect that product development expenses will increase in absolute dollars in fiscal 2008 compared to fiscal 2007, as we plan to continue to launch additional partner Web stores and to invest in our platform as we enhance and expand our capabilities to grow our partners' e-commerce businesses.

General and Administrative Expenses. General and administrative expenses consist primarily of payroll and related expenses for executive, finance, human resources, legal, sales and administrative personnel, as well as bad debt expense and occupancy costs for our headquarters and other offices.

As a percentage of net revenues, general and administrative expenses decreased from 5.9% to 5.8%. This decrease was primarily due to our ability to utilize our existing infrastructure to support more growth in our business and a decrease in incentive compensation expense. In absolute dollars, general and administrative expenses increased $7.3 million primarily due to a $2.0 million increase in bad debt expense, a $1.5 million increase in office expense and occupancy costs, a $1.4 million increase in personnel and related costs incurred to support the growth of our business, and a $2.4 million increase in other general and administrative costs. We continue to expect that general and administrative expenses will increase in absolute dollars, as well as increase as a percentage of net revenues in fiscal 2008 compared to fiscal 2007, as we plan to continue to grow by adding new partners and by expanding the e-commerce businesses of our existing partners as well as expanding our international operations and interactive marketing services.

Depreciation and Amortization Expenses. Depreciation and amortization expenses relate primarily to the depreciation of the capitalized costs for our purchased and internally-developed technology, including a portion of the cost related to the employees that developed such technology; hardware and software; the depreciation of improvements, furniture and equipment at our corporate facilities, our fulfillment centers and our customer contact centers; the depreciation of the facilities owned by us; and the amortization of acquisition related intangible assets.

Depreciation and amortization expenses increased $16.0 million in fiscal 2007. Of this increase, $11.9 million was primarily due to increased technology purchases and capitalized costs related to internal-use software, $3.0 million was for intangible assets acquired in connection with the Accretive acquisition and $1.1 million was related to the amortization of other intangible assets.

Comparison of Fiscal 2006 and 2005 (amounts in tables in millions):

Net Revenues

The following table shows net revenues by source for fiscal 2005 and fiscal 2006, the percentages that such revenues bear to total net revenues and the period over period changes in net revenues:

	Fiscal 2005		Fiscal 2006		Fiscal 2006 vs. Fiscal 2005	
	$	%	$	%	$	%
Net revenues from product sales — sporting goods	$213.0	48.4%	$314.7	51.6%	$101.7	47.7%
Net revenues from product sales — other	142.4	32.3%	146.5	24.1%	4.1	2.9%
Net revenue from product sales	355.4	80.7%	461.2	75.7%	105.8	29.8%
Service fee revenue	85.0	19.3%	148.4	24.3%	63.4	74.6%
Net revenues	$440.4	100%	$609.6	100%	$169.2	38.4%

Net Revenues from Product Sales. Net revenues from product sales increased $105.8 million in fiscal 2006. Of this increase, $52.7 million was attributable to the addition of partners that were launched in fiscal 2006, $33.3 million was attributable to partners that were operated for part of fiscal 2005 and all of fiscal 2006, and $19.8 million was attributable to growth in sales from partners' e-commerce businesses that were operated for the entirety of both periods. Net revenues from product sales included shipping revenue for partners for which we provide fulfillment services of $59.2 million for fiscal 2006 and $40.7 million for fiscal 2005.

Service Fee Revenues. Service fee revenues increased $63.4 million in fiscal 2006 due to an increase of $27.3 million in e-commerce related service fees attributable to partners that were operated for part of fiscal 2005 and all of fiscal 2006, an increase of $26.5 million in e-commerce related service fees attributable to the addition of new partners that were launched in fiscal 2006, and an increase of $9.6 million in marketing and professional related service fees. E-commerce related service fees attributable to partners that operated for the entirety of both periods remained relatively constant.

Gross Profit

The following table shows gross profit for fiscal 2005 and fiscal 2006, the percentages that such gross profit bears to product sales, service fees and total net revenues and the period over period changes in gross profit:

	Fiscal 2005				Fiscal 2006				Fiscal 2006 vs. Fiscal 2005	
	$	% of Product Sales	% of Service Fees	% of Net Revenue	$	% of Product Sales	% of Service Fees	% of Net Revenue	$ Change	% Change
Gross profit from product sales	$ 91.6	25.8%	—		$129.9	28.2%	—		$ 38.3	41.8%
Gross profit from service fees	85.0	—	100%		148.4	—	100%		63.4	74.6%
Gross profit	$176.6			40.1%	$278.3			45.7%	$101.7	57.6%

The increase in gross profit as a percentage of net revenues from 40.1% to 45.7% was primarily due to the larger percentage increase in service fees over the percentage increase in product sales, as service fees have no associated cost of revenue. Service fee growth was driven by increases in marketing service fees, partner paid technology fees and new partner service fees. In addition, the increase in gross profit percentage for product sales from 25.8% to 28.2% was primarily due to increased sales of and margin for sporting goods, which carry a higher margin than product sales in the other category.

Operating Expenses

The following table shows operating expenses for fiscal 2005 and fiscal 2006, the percentages that such expenses bear to net revenues and the period over period changes in operating expenses:

	Fiscal 2005		Fiscal 2006		Fiscal 2006 vs. Fiscal 2005	
	$	% of Net Revenues	$	% of Net Revenues	$ Change	% Change
Sales and marketing expenses	$107.5	24.4%	$165.9	27.2%	$58.4	54.3%
Product development expenses	28.8	6.5%	45.4	7.5%	16.6	57.6%
General and administrative expenses	22.8	5.2%	36.1	5.9%	13.3	58.3%
Depreciation and amortization expenses	14.6	3.3%	21.3	3.5%	6.7	45.9%
Total operating expenses	$173.7	39.4%	$268.7	44.1%	$95.0	54.7%

Sales and Marketing Expenses. Sales and marketing expenses increased $58.4 million in fiscal 2006 primarily due to a $20.9 million increase in payroll and related costs principally in our customer care and fulfillment operations, a $12.1 million increase in partner revenue share expenses, a $10.4 million increase in credit card fees, a $8.5 million increase in marketing expense, a $2.4 million increase in packaging supplies, a $1.3 million increase in office expense and occupancy costs and a $2.8 million increase in other costs which include other non-income taxes, insurance, software maintenance, and communication costs. The increases in these costs were principally caused by higher sales volumes in fiscal 2006.

Product Development Expenses. Product development expenses increased $16.6 million in fiscal 2006 primarily due to an $8.7 million increase in personnel and related costs, a $5.1 million increase in professional fees, a $1.2 million increase in software and equipment maintenance, a $0.7 million increase in communication cost and a $0.9 million increase in other product development costs. The increases in these costs were to support new partner launches, deliver enhanced functionality for our partners' e-commerce businesses and continue to improve the capacity, stability and security of our e-commerce platform.

General and Administrative Expenses. General and administrative expenses increased $13.3 million in fiscal 2006 primarily due to a $7.7 million increase in personnel and related costs incurred to support the growth of our business, a $2.8 million increase in stock-based compensation expense, a $0.8 million increase in bad debt expense due to increased credit card sales and a $2.0 million increase in other general and administrative expenses.

Depreciation and Amortization Expenses. Depreciation and amortization expenses increased $6.7 million primarily due to increased technology purchases and capitalized costs related to internal-use software.

Income Taxes

We recorded a benefit for income taxes of $0.1 million in fiscal 2007 and $43.7 million in fiscal 2006, and an income tax provision of $0.3 million in fiscal 2005. Included in the fiscal 2007 and 2006 benefit for income taxes was a $1.2 and $44.4 million non-cash benefit resulting from certain of our deferred tax assets becoming more likely than not realizable based primarily on our historical profitability and to a lesser extent our expected future profitability trends.

As of December 29, 2007, we had available net operating loss carryforwards of approximately $444.1 million which will expire in the years 2009 through 2027. We will continue to monitor all available evidence related to our ability to utilize our remaining deferred tax assets. Should we decide that it is more likely than not that these operating loss carryforwards will be utilized, an additional portion of the remaining valuation allowance will be reversed.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, the fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues. We believe that results of operations for a quarterly period may not be indicative of the results for any other quarter or for the full year. For additional information, see Note 16, Quarterly Results (Unaudited), to our consolidated financial statements included in Item 15, Exhibits, Financial Statement Schedules, of this Annual Report on Form 10-K.

Liquidity and Capital Resources

	Fiscal Year Ended		
	December 31, 2005	December 30, 2006	December 29, 2007
		(In millions)	
Cash and cash equivalents	$ 48.4	$ 71.4	$231.5
Marketable securities	108.3	113.1	—
Total cash, cash equivalents, and marketable securities	$156.7	$184.5	$231.5
Percentage of total assets	47.1%	39.8%	33.4%

Since our entry into the e-commerce business in fiscal 1999 through the end of fiscal 2007, we primarily funded our operations with approximately $427.4 million in cash raised in debt and equity financings. This includes approximately $80.0 million, net of underwriter's discount and offering expenses, from the completion of our public offering of common stock and subordinated convertible notes in fiscal 2005 and approximately $145.0 million, net of initial purchasers discount and issuance costs, from the completion of our private placement of subordinated convertible notes in fiscal 2007.

As of December 29, 2007, we had $231.5 million of cash and cash equivalents. Cash equivalents are comprised of highly liquid money market accounts. Note 3 of the Notes to Consolidated Financial Statements included in Item 15, Exhibits, Financial Statement Schedules, of this Annual Report on Form 10-K describes further the composition of our cash and cash equivalents.

Our operating activities for the fiscal years ended December 29, 2007 and December 30, 2006 have generated adequate cash to meet our operating needs. However, we have experienced and expect to continue to experience seasonal fluctuations in our cash flows. We generate the majority of our cash from operating activities in our fourth fiscal quarter due to the seasonality of our business. In our first fiscal quarter, we typically use cash generated from operating activities in the fourth quarter of the prior fiscal year to satisfy accounts payable and accrued expenses incurred in the fourth fiscal quarter of our prior fiscal year. During our second and third fiscal quarters, we generally fund our operating expenses and capital expenditures from either cash generated from operating activities, cash on hand, or financing activities.

As of December 29, 2007, we had cash and cash equivalents totaling $231.5 million, compared to $184.5 million of cash, cash equivalents and marketable securities as of December 30, 2006. During the fiscal year ended December 29, 2007, we invested $100.6 million in acquisitions, $54.2 million in capital expenditures and $3.1 million in equity investments. The cash used for these investments was funded by $58.1 million of cash generated from operating activities, $145.0 million of cash proceeds from the issuance of subordinated convertible notes, $107.6 million of net cash proceeds from the sales of marketable securities and $8.1 million of cash proceeds from exercise of common stock options.

In order to fund our anticipated operating expenses and growth, our revenue must continue to increase significantly. We expect to continue to generate positive cash flow from operations in fiscal 2008. In February 2008, we acquired e-Dialog, Inc. for a purchase price of approximately $149.2 million in cash. In addition to cash generated from operations, we may need to borrow on our secured revolving bank credit facility or raise additional funds through public or private debt or equity financings to finance our current operations and planned capital expenditure requirements as well as potential acquisitions through the end of fiscal 2008. Our secured revolving

bank credit facility contains negative covenants including prohibitions on our ability to incur additional indebtedness. Our business could be seriously harmed if we are unable to raise capital or borrow under our secured revolving bank credit facility, we raise less capital or borrow less than we desire, cash flows are insufficient to fund our expenses, or we are unable to lower operating expenses. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current stockholders would be reduced to the extent they did not participate in that financing. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock. There is no assurance that we could raise financing on favorable terms or at all.

Our investments are governed by our investment policy, which provides that our objective is to obtain as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Approved investments include U.S. Government securities and high-quality investments in corporations and municipalities, including investments in auction rate securities. We evaluate our cash equivalents and marketable securities periodically for possible other-than-temporary impairment and review factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and our ability and intent to hold the investment for a period of time which may be sufficient for an anticipated recovery in market value. In fiscal 2007, due to uncertainties in the credit markets, we sold our entire marketable securities portfolio. The uncertainties in the credit markets in fiscal 2007 affected our holdings in auction rate securities. Auction rate securities have stated maturities dates ranging from one to forty years and intend to provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 30-45 days. This mechanism is designed to allow existing investors either to rollover their holdings, whereby they will continue to own their respective securities, or to liquidate their holding by selling such securities at par. In fiscal 2007, certain of these auctions did not have sufficient buyers to cover investors' sell orders, resulting in unsuccessful auctions. When an auction is unsuccessful, the interest rate is re-set to a level pre-determined by the loan documents and this rate remains in effect until the next auction date, at which time the process repeats. In the third quarter of fiscal 2007, we liquidated $155.3 million of investments in auction rate securities at par value but were unsuccessful in liquidating the remaining $72.3 million. The investments in auction rate securities that had unsuccessful auctions were of high credit quality and the respective credit ratings of the securities had not been lowered or put on credit watch. In the fourth quarter of fiscal 2007, we sold the remaining $72.3 million of auction rate securities for $67.3 million at a realized loss of $5.0 million.

Cash flow changes

Cash provided by operating activities is driven by our net income, adjusted for non-cash items and changes in operating assets and liabilities. Non-cash adjustments include depreciation, amortization, stock-based compensation expense, tax benefits from stock-based awards and deferred income taxes. Cash provided by operating activities was greater than net income in fiscal 2007 primarily due to the net impact of non-cash adjustments to income.

We also invest cash to support our growing infrastructure needs and expand our operations and as consideration for acquisitions and strategic investments. Cash used in investing activities is primarily attributable to capital expenditures, purchases and sales of marketable securities as well as acquisitions. Our capital expenditures totaled $54.2 million, $42.6 million, and $29.6 million in fiscal 2007, fiscal 2006, and fiscal 2005, respectively. Our capital expenditures have been primarily used for purchases and internal development of information technology assets and the purchase of real estate to support our operations infrastructure, our increased number of employees and our international growth. We invested a net of $103.7 million in acquisitions and equity investments in fiscal 2007, compared to $8.3 million and $0.9 million in fiscal 2006 and fiscal 2005, respectively. Acquisitions in fiscal 2007 included net cash consideration for our acquisitions of Accretive and Zendor. Our acquisitions in fiscal 2006 primarily included net cash consideration for Aspherio. Our cash proceeds from the net sales and maturities of marketable securities were $107.6 million in fiscal 2007, compared to net purchases of $4.3 million in fiscal 2006 and net purchases of $53.3 million in fiscal 2005.

Cash provided by/used in financing activities is primarily driven by proceeds from our equity and debt offerings as well as proceeds from employee stock option exercises. During fiscal 2007, we issued subordinated convertible notes resulting in net proceeds of $145 million. During fiscal 2005, we concurrently issued subordinated convertible notes and common stock resulting in net proceeds of approximately $80 million. Our cash proceeds

from employee option exercises were $8.1 million in 2007, compared to $10.2 million and $7.9 million in fiscal 2006 and fiscal 2005, respectively. The fluctuations in option proceeds over the last three fiscal years was primarily the result of our stock price and the number of employees exercising options in each fiscal year.

Debt Financing

3% Subordinated Convertible Notes due 2025. In fiscal 2005, we completed a public offering of $57.5 million aggregate principal amount of 3% subordinated convertible notes due June 1, 2025 resulting in net proceeds of approximately $54.9 million. The notes bear interest at 3%, payable semi-annually on June 1 and December 1. Holders may convert the notes on or prior to the close of business on the business day immediately preceding May 1, 2010, and upon conversion we have the right to deliver common stock, cash or a combination of cash and shares at our election. In addition, the holders may require us to repurchase the notes at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, on June 1 of 2010, 2015 and 2020, or at any time prior to maturity upon the occurrence of a designated event. At any time on or after June 6, 2010, we may redeem any of the notes for cash at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any.

2.5% Subordinated Convertible Notes due 2027. In July 2007, we completed a private placement of $150 million of aggregate principal amount of 2.5% subordinated convertible notes due June 1, 2027, resulting in net proceeds of approximately $145 million. The notes bear interest at 2.5%, payable semi-annually on June 1 and December 1. Holders may convert the notes at any time prior to the close of business on the scheduled trading day immediately preceding March 1, 2014 and any time on or after June 8, 2014 and prior to the close of business on the scheduled trading day immediately preceding March 1, 2027. Upon conversion we have the right to deliver common stock, cash or a combination of cash and stock. In addition, the holders may require us to repurchase all or part of their notes for cash on June 1 of 2014, 2017 and 2022, respectively, at a repurchase price equal to 100% of their principal amount, plus any accrued or unpaid interest, if any, to, but excluding, the date of repurchase. At any time on or after June 8, 2014, we may redeem any of the notes for a cash redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any.

For additional information on our subordinated convertible notes, see Note 7, Long-Term Debt and Credit Facility, of the Notes to Consolidated Financial Statements included in Item 15, Exhibits, Financial Statement Schedules, of this Annual Report on Form 10-K.

Proceeds from our 2005 and 2007 subordinated convertible note offerings as well as any borrowings under our secured revolving bank credit facility are available for working capital and general corporate purposes including possible acquisitions.

Secured Revolving Bank Credit Facility

In January 2008, we entered into a $75 million secured revolving credit facility with a syndicate of banks which is collateralized by substantially all of our assets other than intellectual property. Borrowings under this facility bear interest at rates specified in the credit agreement. The credit facility contains restrictive covenants that limit our ability to engage in activities that may be in our long term best interests. The covenants, which include a limitation on our ability to incur additional indebtedness, could impact our financial operations.

Capital expenditures.

Capital expenditures have generally comprised purchases of computer hardware, software, furniture and fixtures, and real estate. Capital expenditures were $54.2 million in fiscal 2007 compared to $42.6 million in fiscal 2006. Our capital expenditures in fiscal 2008 are expected to be approximately 30% percent higher than in fiscal 2007 as we continue to expand our business and invest in our infrastructure. This level of expenditure, together with the increase in operating lease commitments, is consistent with our increased headcount and operational expansion, and we anticipate that this will continue in the future as business conditions merit.

We had the following contractual obligations as of the end of fiscal 2007 (in thousands):

Contractual Obligations(1)(2)	Payments Due by Fiscal Year				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	Thereafter
Operating lease obligations	$ 65,106	$ 13,191	$ 20,089	$13,319	$ 18,507
Purchase obligations (3)	74,169	74,169	—	—	—
Advertising and media agreements	93	93	—	—	—
Partner revenue share payments	183,858	19,250	53,550	48,501	62,557
Debt interest	43,162	6,801	11,500	9,006	15,855
Debt obligations	220,358	193	58,096	429	161,640
Capital lease obligations	20,653	3,208	6,529	6,529	4,387
Total contractual obligations	$607,399	$116,905	$149,764	$77,784	$262,946

(1) For additional information, see Note 7, Long-Term Debt and Credit Facility, and Note 8, Commitments and Contingencies, of the Notes to Consolidated Financial Statements, included in Item 15, Exhibits, Financial Statement Schedules, of this Annual Report on Form 10-K.

(2) Approximately $1.0 million of unrecognized tax benefits have been recorded as liabilities in accordance with Financial Accounting Standards Board's Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109" ("FIN 48"), and we are uncertain as to if or when such amounts may be settled; as a result, these obligations are not included in the table above.

(3) Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing provisions and the approximate timing of the transactions. These obligations relate primarily to commitments to purchase inventory, which generally are cancelable without penalty if canceled prior to shipment.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases these significant judgments and estimates on historical experience and other assumptions it believes to be reasonable based upon information presently available. Actual results could differ from those estimates under different assumptions, judgments or conditions.

All of our significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, included in Item 15, Exhibits, Financial Statement Schedules, of this Annual Report on Form 10-K. We have identified the following as our critical accounting polices and estimates, which are defined as those that reflect significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions, judgments or conditions. Management has reviewed these critical accounting policies and estimates with the Audit Committee of our Board.

Revenue Recognition

We recognize revenues in accordance with Staff Accounting Bulletin 104, "Revenue Recognition." Revenue is recognized when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured.

We consider the criteria presented in EITF 99-19, in determining the appropriate revenue recognition treatment. For our fulfillment and drop-shipping services, when we are the primary obligor in a transaction, have general inventory risk, have established the selling price, have discretion in supplier selection, and have credit risk, or have several but not all of these indicators, we record revenue gross as a principal and record these revenues as revenues from product sales. When we do not have several or all of these factors, we record our net commission or fee retained as service fee revenue. Revenue generated from our customer care, interactive marketing and technology services are also recorded as service fees.

We follow EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," for revenue arrangements that include multiple deliverables. The revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items and delivery of any undelivered item is probable and substantially under our control.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our estimates used for revenue recognition. However, if actual results are not consistent with our estimates or assumptions stated above, we may be exposed to income or losses that could be material to our consolidated financial statements.

Net Revenues from Product Sales

We recognize revenue from product sales, which includes shipping revenue for partners that we provide fulfillment services upon shipment of products to customers, net of estimated returns based on historical experience and current trends. Most products are shipped from our fulfillment centers. We recognize revenue from shipping when products are shipped and title and significant risks of ownership passes to the customer. We also rely upon certain vendors to ship products directly to customers on our behalf. We act as principal in these transactions, as orders are initiated directly through the e-commerce businesses that we operate, we have inventory risk, establish selling prices, take title to the goods and have the economic risk related to collection, customer care and returns.

We pay a percentage of the revenues generated from product sales through the e-commerce businesses that we operate to our respective partners for which we own the inventory, in exchange for the rights to use their brand names and the promotions and advertising that our partners agree to provide. We refer to these payments as partner revenue share expenses. We have considered the revenue reduction provisions addressed in EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" ("EITF 01-09"), and believe that the payment of partner revenue share expense to our partners should not result in any reduction of revenues. EITF 01-09 addresses consideration paid to parties along a distribution chain. We purchase merchandise from our vendors, at our discretion, and we are responsible for paying those vendors. The amounts purchased and the prices paid to our vendors are not in any way impacted by the revenue share provisions of our agreements with our partners. Accordingly, our partners and our vendors are not linked in the distribution chain and we believe that the provisions of EITF 01-09 do not apply.

Service Fee Revenues

Services fees are generated based on a partner's use of one or more of our e-commerce platform components or elements of those components, which include technology, fulfillment and customer care. Service fees are also generated from professional, technology and interactive marketing services. Service fees can be fixed or variable and can be based on the activity performed, the value of merchandise sold, or gross profit. For fulfillment services in which we are deemed to be the agent in accordance with EITF 99-19, we record service fee revenue based on the net fee retained. We recognize revenues from services provided when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured.

We do not specifically record "cost of service fee revenues" as these costs are incurred by our service fee-based partners rather than by us. Operating expenses relating to service fee revenues consist primarily of personnel and other costs associated with our engineering, production and creative departments which are included in product development expense, as well as fulfillment costs and personnel and other costs associated with our marketing and

customer care departments which are included in sales and marketing expense in the Consolidated Statements of Operations.

Deferred revenue consists of payments received for service fees in advance of the delivery of our service obligation, as well as for sales of gift certificates and gift cards redeemable through our partners' e-commerce businesses. For service fee revenues received in advance, revenue is recognized either over the service period or upon completion of our obligation. Revenue for gift certificates and gift cards is recognized as the gift certificates and or cards are redeemed.

Accounting for Inventory

Inventory, primarily consisting of sporting goods and consumer electronics, is valued at the lower of cost (determined using the weighted average method) or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and shrinkage reserves. Based upon these judgments and estimates, which are applied consistently from period to period, we record obsolescence and shrinkage allowances to adjust the carrying amount of our inventory. We record a charge for obsolescence based upon, among other factors, the aging of the inventory and the anticipated mark-downs required to sell the inventory in the normal course of business. We record a charge for inventory shrinkage for damages and other losses based on rates experienced in our fulfillment centers. We do not believe there is a reasonable likelihood that there will be a material change in the future judgments or estimates we use to calculate our inventory valuation allowances. However, if our judgments or estimates regarding inventory valuation allowances are inaccurate, we may be exposed to income or losses that could be material to our consolidated financial statements. As of the end of fiscal 2007, a 10% change in either our shrink or obsolescence allowance would not have a material effect to our consolidated financial statements.

Accounting for Internal Use Software

Included in our fixed assets is the capitalized cost of internal-use software and website development, including software used to upgrade and enhance the websites we operate and processes supporting our business. In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," we capitalize costs incurred during the application development stage related to the development of internal-use software and amortize these costs over the estimated useful life of four years. Costs incurred related to planning and training relating to or maintenance of internal-use software is expensed as incurred. We do not believe there is a reasonable likelihood that there will be a material change in the future judgments we use to calculate the estimated useful life of our internal use software. However, if our judgments or estimates regarding internal use software are inaccurate and we were to reduce the useful life of our internal use software, we may be exposed to impairment losses that could be material to our consolidated financial statements.

Goodwill and Other Intangible Assets

Goodwill is tested for impairment on an annual basis and whenever events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. We determine fair value using widely accepted valuation techniques, including discounted cash flow analyses and other assumptions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

We amortize other intangible assets over their estimated useful lives. We record an impairment charge on these assets when we determine that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When there is existence of one or more indicators of impairment, we measure any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business model. Our estimates of future cash flows attributable to our other intangible assets require significant judgment based on our historical and anticipated results and are subject to many factors.

Different assumptions and judgments could materially affect the calculation of the fair value of our other intangible assets which could trigger impairment.

In the fourth quarter of fiscal 2007, we completed our annual impairment testing of goodwill and determined there was no impairment. The carrying value of goodwill as of December 29, 2007 was $82.8 million. The carrying value of our intangibles as of December 29, 2007 was $16.5 million. There were no events or changes in circumstances that indicated the carrying value of our indefinite lived intangible assets may not be recoverable.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for goodwill or other intangible assets impairment losses. However, if actual results are not consistent with our estimates and assumptions, or if certain of our customer relationships were to discontinue prior to their contract expiration dates, we may be exposed to an impairment charge that could be material.

Income Taxes and Deferred Taxes

We account for income taxes in accordance with SFAS 109, "Accounting for Income Taxes" "SFAS 109." In accordance with SFAS 109, we are required to establish deferred tax assets and liabilities to reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We record deferred tax assets for favorable tax attributes, including tax loss carryforwards. We currently have significant U.S. tax loss carryforwards resulting from previous operating losses, the tax deduction for exercise of stock options, and acquired operating tax loss carryforwards. The benefit of the loss carryforwards related to stock based compensation in which the tax deduction was in excess of the deduction for financial reporting purposes is recognized as an increase to additional paid in capital in the Consolidated Balance Sheets when the net operating loss is utilized and a reduction to income tax payable.

As required by SFAS 109, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence, including our operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. The benefit of a reversal of a valuation allowance associated with any acquired tax loss carryforward, established at the time of an acquisition, will not be recognized in the Consolidated Statement of Operations, but rather, the benefit would be recognized as a reduction to goodwill.

Effective December 31, 2006 (the first day of fiscal 2007), we adopted FIN 48. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain tax position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority having full knowledge of all relevant information. A tax benefit from an uncertain position was previously recognized if it was probable of being sustained. Under FIN 48, the liability for unrecognized tax benefits is classified as noncurrent unless the liability is expected to be settled in cash within 12 months of the reporting date. The effect of the adoption of FIN 48 was immaterial. We have elected to record any interest or penalties from the uncertain tax position as income tax expense. See Note 11, Income Taxes, of the Notes to Consolidated Financial Statements included in Item 15, Exhibits, Financial Statement Schedules, of this Annual Report on Form 10-K for additional information.

ITEM 7A: *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Our investment policy is to conservatively invest excess cash in highly rated liquid securities. We have not used derivative financial instruments in our investment portfolio. We invest our excess cash in institutional money market accounts, certificates of deposit, U.S. Government agency securities, and corporate bonds. In order to minimize risk and credit exposure, we invest with several financial institutions. We protect and preserve our invested funds by limiting default, market and reinvestment risk. In fiscal 2007, we liquidated our portfolio of auction rate securities and no longer intend to invest in auction rate securities.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or it may suffer losses in principal if we are forced to sell securities which have declined in market value due to changes in interest rates.

The following table provides information about our cash equivalents, including principal cash flows by expected maturity dates and the related weighted average interest rates as of the end of fiscal 2007 (in thousands):

	Fiscal Year						Estimated Fair Value at the End of Fiscal 2007
	2008	2009	2010	2011	Thereafter	Total	
Money market accounts	224,875	$—	$—	$—	$—	224,875	224,875
Weighted average interest rate	4.24%	—	—	—	—	4.24%	
Cash equivalents	224,875	$—	$—	$—	$—	224,875	224,875

All securities have dates to maturity of less than one year.

In January 2008, we entered into a $75 million secured revolving line of credit with a syndicate of banks. We may elect to have amounts outstanding under the secured revolving credit facility bear interest at either a LIBOR rate plus an applicable margin of 0.75% to 1.50%, the prime rate plus an applicable margin of 0.75% to 1.50%, or at the Federal Funds Open Rate plus 0.5%. The applicable margin is determined by the leverage ratio of funded debt to EBITDA, as defined in the secured revolving credit facility. LIBOR is sensitive to changes in the general level of U.S. interest rates. An immediate 100 basis point increase in LIBOR would increase our annual interest expense by approximately $0.1 million for every $10 million borrowed under the line of credit. We had no outstanding borrowings or letters of credit under the secured revolving credit facility as of December 29, 2007.

We transact business internationally. As such, we have entered into lease contracts and agreements with our partners that are denominated in foreign currency. To date, international operations have been insignificant and we believe that potential fluctuations in currency exchange rates will not have a material effect on our financial position.

ITEM 8: *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

Our financial statements, supplementary data and related documents that are included in this Annual Report on Form 10-K are listed in Item 15(a), Part IV, of this Annual Report on Form 10-K.

ITEM 9: *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

Not applicable.

ITEM 9A: *CONTROLS AND PROCEDURES.*

Evaluation of disclosure controls and procedures. Our management, with the participation of our chief executive officer and our chief financial officer, conducted an evaluation, as of December 29, 2007, of the effectiveness of our disclosure controls and procedures, as such term is defined in Exchange Act Rule 13a-15(e).

Based on this evaluation, our chief executive officer and our chief financial officer have concluded that, as of December 29, 2007, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective at the reasonable assurance level, to ensure that (i) information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting. We monitor and evaluate on an ongoing basis our internal control over financial reporting in order to improve its overall effectiveness. In the course of these evaluations, we modify and refine our internal processes and controls as conditions warrant. As required by Rule 13a-15(d), our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the fiscal quarter ended December 29, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there has been no such change during the quarter ended December 29, 2007.

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements due to human error, or the improper circumvention or overriding of internal controls. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may change over time.

Our management, with the participation of our chief executive officer and our chief financial officer, conducted an evaluation, as of December 29, 2007, of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the committee of Sponsoring Organizations of the Treadway Commission. This evaluation excluded our operations acquired through our acquisitions of Accretive Commerce, Inc. in September 2007 and Zendor.com Ltd. in December 2007. In the aggregate, Accretive and Zendor had total assets of 7% and net revenues of 4% of our total assets and net revenues as of and for the fiscal year ended December 29, 2007. Pursuant to guidance issued by the SEC, a company can exclude an acquired business's internal controls from management's report on internal control over financial reporting in the first year of acquisition if it is not possible to conduct an assessment of an acquired business's internal control over financial reporting. Based on this evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that, as of December 29, 2007, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our internal control over financial reporting. Their report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GSI Commerce, Inc.
King of Prussia, PA

We have audited the internal control over financial reporting of GSI Commerce, Inc. and subsidiaries (the "Company") as of December 29, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Accretive Commerce, Inc. and Zendor.com Ltd., which were acquired on September 10, 2007, and December 14, 2007, respectively, and whose total assets and net revenues constitute a combined 7% and 4%, respectively, of the consolidated financial statement amounts as of and for the fiscal year ended December 29, 2007. Accordingly, our audit did not include the internal control over financial reporting at Accretive Commerce, Inc. and Zendor.com Ltd. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended December 29, 2007 of the Company and our report dated March 12, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 12, 2008

ITEM 9B: ***OTHER INFORMATION.***

On March 6, 2008 the Board of Directors approved amendments to the Leadership Team Deferral Plan in order to comply with amendments to Section 409A of the Internal Revenue Code of 1986 and to provide administrative clarity with respect to the effect of termination of employees who participate in the plan. These amendments were not deemed material. A full description of the Leadership Team Deferral Plan is included in our Current Report on Form 8-K filed with the SEC on June 14, 2006. The Leadership Team Deferral Plan, as amended, is attached hereto as exhibit 10.3.

The inclusion of the foregoing disclosure in this item should not be construed as an admission by us that such information should have been or should be disclosed on a Current Report on Form 8-K.

PART III

ITEM 10: ***DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.***

Information concerning our directors is incorporated by reference to our 2008 Proxy Statement including but not necessarily limited to the sections of the 2008 Proxy Statement entitled "Proposal 1 — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance."

Information concerning our executive officers is included in Item 4.1, Executive Officers of the Registrant, Part I, of this Annual Report on Form 10-K.

We adopted a Finance Code of Professional Conduct that applies to all of our Finance organization employees and our Chief Executive Officer and Chief Financial Officer. The code is available on our corporate Web site located at www.gsicommerce.com. We intend to satisfy the disclosure requirements under Item 5.05 on Form 8-K regarding an amendment to, or waiver from, a provision of its Finance Code of Professional Conduct by posting such information on our website at the location specified above.

ITEM 11: ***EXECUTIVE COMPENSATION.***

This information is incorporated by reference to our 2008 Proxy Statement including but not necessarily limited to the section of the 2008 Proxy Statement entitled "Executive Compensation" and "Certain Relationships and Related Transactions — Compensation Committee Interlocks and Insider Participation.

ITEM 12: ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.***

This information is incorporated by reference to our 2008 Proxy Statement including but not necessarily limited to the section of the 2008 Proxy Statement entitled "Beneficial Ownership of Common Stock" and "Executive Compensation."

Equity Compensation Plan Information as of the End of Fiscal 2007

The following table sets forth information regarding our existing equity compensation plans as of the end of fiscal 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Listed in Column (a)) (c)
Equity compensation plans approved by stockholders (1)	6,036,848	$9.94	3,247,321
Equity compensation plans not approved by stockholders (2)	229,500	$3.01	—
Total	6,266,348	$9.58	3,247,321

(1) These plans are the 1996 Equity Incentive Plan and the 2005 Equity Incentive Plan (the "Plans"). The 2005 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, and other forms of equity compensation. We issued restricted stock units under these Plans. These restricted stock units generally expire 10 years from the date of grant and vest over four years, although some restricted stock units vest in less than four years. Upon the occurrence of a change in control, certain of these restricted stock units will immediately become exercisable in full. The weighted average exercise price in the table above does not take these restricted stock units into account.

(2) Included are (a) stock options at less than the then-fair market value of our Common Stock to attract new key employees, to retain key employees of acquired companies and to retain existing employees in connection with restructured compensation packages, and (b) warrants to purchase our Common Stock to consultants, advisors, partners and investors. The Board of Directors approved these grants in 1999 through 2001, although some of these warrant grants relate to earlier periods. Except for these limited grants, grants are generally made by us under the 2005 Plan. These grants include options which generally expire 10 years from the date of grant and vests over four years. Upon the occurrence of a change in control, certain of these options will immediately become exercisable in full. These grants also include warrants which generally expire no less than five years and no more than 15 years from the date of grant. The exercise prices for these warrants range from $2.50 to $7.63.

ITEM 13: *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

This information is incorporated by reference to our 2008 Proxy Statement including but not necessarily limited to the section of the 2008 Proxy Statement entitled "Certain Relationships and Related Transactions" and "Board, Committees and Attendance at Meetings of the Board and Committees."

ITEM 14: *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

This information is incorporated by reference to our 2008 Proxy Statement including but not necessarily limited to the section of the 2008 Proxy Statement entitled "Independent Registered Public Accounting Firm Fees."

PART IV

ITEM 15: *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) 1. CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 30, 2006 and December 29, 2007	F-2
Consolidated Statements of Operations for the Fiscal Years Ended December 31, 2005, December 30, 2006 and December 29, 2007	F-3
Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended December 31, 2005, December 30, 2006 and December 29, 2007	F-4
Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2005, December 30, 2006 and December 29, 2007	F-5
Notes to Consolidated Financial Statements	F-6

2. FINANCIAL STATEMENT SCHEDULES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions*	Balance at End of Year
		(In thousands)		
Allowance for Doubtful Accounts:				
Fiscal Year 2005	$ 408	$1,504	$(1,185)	$ 727
Fiscal Year 2006	$ 727	$2,456	$(2,105)	$1,078
Fiscal Year 2007	$1,078	$3,341	$(2,586)	$1,833

* Deductions include write-offs

All other schedules have been omitted since the required information is included in the financial statements or the notes thereto or is not applicable or required.

3. EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of August 16, 2007 among GSI Commerce, Inc., Blue Route, Inc., Accretive Commerce, Inc. and certain of the principal stakeholders of Accretive Commerce, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 17, 2007 and incorporated herein by reference)
3.1	Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed as Appendix B to GSI Commerce, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 27, 2001 and incorporated herein by reference)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 and incorporated herein by reference)
3.3	Amended and Restated Bylaws GSI Commerce, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on November 13, 2007 and incorporated herein by reference)
3.4	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on April 3, 2006 and incorporated herein by reference)
4.1	Form of Investor Warrant (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference)
4.2	Form of Partner Warrant (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference)
4.3	Warrant to Purchase 200,000 Shares of Common Stock dated January 30, 2002 (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and incorporated herein by reference)
4.4	Specimen Common Stock Certificate (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the Quarter ended June 29, 2002 and incorporated herein by reference)
4.5	Registration Rights Agreement, dated July 31, 1995, by and between Global Sports, Inc. and MR Acquisitions, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on July 31, 1995 and incorporated herein by reference)
4.6	Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and between Global Sports, Inc., Interactive Technology Holdings, LLC, SOFTBANK Capital Advisors Fund LP and TMCT Ventures, L.P. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on September 13, 2000 and incorporated herein by reference)
4.7	Second Amendment to Second Amended and Restated Registration Rights Agreement, dated as of July 20, 2001, among Global Sports, Inc., SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference)
4.8	Third Amendment to Second Amended and Restated Registration Rights Agreement, dated as of July 25, 2003, among Global Sports, Inc. (n/k/a GSI Commerce, Inc.), SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K on July 29, 2003 and incorporated herein by reference)
4.9	Fourth Amendment to Second Amended and Restated Registration Rights Agreement, dated as of June 26, 2004, among Global Sports, Inc. (n/k/a GSI Commerce, Inc.), SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, Inc.(filed with GSI Commerce, Inc.'s Annual Report Form 10-K filed on March 17, 2005 and incorporated herein by reference)
4.10	Rights Agreement, dated as of April 3, 2006, between GSI Commerce, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including all exhibits thereto (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on April 3, 2006 and incorporated herein by reference)

Exhibit Number	Description
4.11	Indenture dated as of June 1, 2005 by and between GSI Commerce, Inc. and JPMorgan Chase Bank, N.A. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated June 1, 2005 and incorporated herein by reference)
4.12	Form of 3% Convertible Note due 2025 (filed as Exhibit A to Exhibit 4.1 of GSI Commerce, Inc.'s Current Report on Form 8-K dated June 1, 2005 and incorporated herein by reference)
4.13	Form of 2.50% Convertible Senior Note due 2027 (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
4.14	Indenture dated as of July 2, 2007 between the Company and The Bank of New York, as trustee (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
4.15	Registration Rights Agreement dated as of July 2, 2007 between the Company and the initial purchaser named therein (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
10.1+	GSI Commerce, Inc.'s 1996 Equity Incentive Plan, amended and restated as of March 5, 2008
10.2+	GSI Commerce, Inc.'s 2005 Equity Incentive Plan as amended
10.3+	Leadership Team Deferral Plan, as amended and restated effective March 5, 2008
10.4+	Employment Agreement, dated August 23, 2006, by and between GSI Commerce, Inc. and Michael G. Rubin (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 29, 2006 and incorporated herein by reference)
10.5+	Michael Rubin Form of PRSU Agreement (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 29, 2006 and incorporated herein by reference)
10.6	Stock Purchase Agreement dated June 10, 1999, by and between Global Sports, Inc., a Delaware corporation, and SOFTBANK America Inc., a Delaware corporation (filed with GSI Commerce, Inc.'s Form 8-K on June 21, 1999 and incorporated herein by reference)
10.7	Stock and Warrant Purchase Agreement, dated as of September 13, 2000, by and between Global Sports, Inc. and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.'s Form 8-K on September 20, 2000 and incorporated herein by reference)
10.8	Stock Purchase Agreement, dated as of July 20, 2001, by and among Global Sports, Inc., Michael G. Rubin and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference)
10.9	Amendment to Stock and Warrant Purchase Agreement, dated as of April 27, 2000, by and among Global Sports, Inc. (n/k/a GSI Commerce, Inc.), and TMCT Ventures, L.P. (n/k/a Rustic Canyon Ventures, LP, dated as of June 26, 2004 (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 17, 2005 and incorporated herein by reference)
10.10	Letter Agreement, dated as of July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, SOFTBANK Capital Partners LP and SOFTBANK Capital Advisors Fund LP (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference)
10.11	Stock and Warrant Exchange Agreement, dated as of July 25, 2003, by and between GSI Commerce, Inc. and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.'s Current Report on Form 8-K on July 29, 2003 and incorporated herein by reference)
10.12	Promissory Note from 935 HQ Associates, LLC to CIBC Inc. dated June 9, 2004 (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004 and incorporated herein by reference)
10.13	Mortgage, Assignment of Leases and Rents and Security Agreement from 935 HQ Associates, LLC in favor of CIBC Inc. dated as of June 9, 2004 (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004 and incorporated herein by reference)
10.14+	Offer Letter, dated January 31, 2005, between GSI Commerce, Inc. and Stephen J. Gold (filed with GSI Commerce, Inc.'s Current Report on Form 8-K on February 2, 2005 and incorporated herein by reference)

Exhibit Number	Description
10.15+	Form of Change in Control Agreement (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 7, 2006 and incorporated herein by reference)
10.16+	Form of Restricted Stock Award Under the GSI Commerce, Inc. 1996 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on March 11, 2005 and incorporated herein by reference)
10.17+	Form of Option Agreement Issued to Executive Officers Under the 1996 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on March 11, 2005 and incorporated herein by reference)
10.18+	Form of Option Agreement Issued to Directors Under the 1996 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on March 11, 2005 and incorporated herein by reference)
10.19+	Form of Deferred Stock Award Under the 1996 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on March 11, 2005 and incorporated herein by reference)
10.20+	Form of Restricted Stock Award Grant Notice (Basic) Under the GSI Commerce, Inc. 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.21+	Form of Restricted Stock Award Grant Notice (Alternate) Under the GSI Commerce, Inc. 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.22	Form of Restricted Stock Unit Grant Notice (Basic) Under the GSI Commerce, Inc. 2005 Equity Incentive Plan
10.23	Form of Restricted Stock Unit Grant Notice (Alternate) Under the GSI Commerce, Inc. 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.24	Form of Restricted Stock Unit Grant Notice Issued to Directors Under the 2005 Equity Incentive Plan
10.25+	Stock Option Grant Notice (Basic) Under the 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.26+	Stock Option Grant Notice (Alternate) Under the 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.27+	Stock Option Grant Notice Issued to Directors Under the 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.28	Stock Purchase Agreement, dated as of April 27, 2000, between SOFTBANK Capital Partners LP, a Delaware limited partnership and SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership and Global Sports, Inc., a Delaware corporation. (filed as Exhibit I of Amendment No. 1 to the Statement on Schedule 13D filed by SOFTBANK Capital Partners LP, a Delaware limited partnership, SOFTBANK Capital Partners LLC, a Delaware limited liability company, SOFTBANK Capital Partners Investment Inc., a Delaware corporation, Ronald D. Fisher, Charles R. Lax, SOFTBANK Holdings Inc., a Delaware corporation, SOFTBANK Corp., a Japanese corporation and Masayoshi Son on May 1, 2000 with respect GSI Commerce, Inc. and incorporated herein by reference).
10.29	Stock and Warrant Purchase Agreement, dated as of April 27, 2000 between Global Sports, Inc. and TMCT Ventures, L.P. (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 17, 2005 and incorporated herein by reference)
10.30	Agreement dated December 20, 2005 between Interactive Commerce Partners LLC and GSI Commerce, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on March 9, 2006 and incorporated herein by reference)
10.31	Purchase Agreement dated June 27, 2007 between Goldman, Sachs & Co. and GSI Commerce, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges

Exhibit Number	Description
21.1	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP
24.1	Power of Attorney, incorporated by reference to the signature page of this Annual Report on Form 10-K
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

+ Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf on the date indicated by the undersigned thereunto duly authorized.

Date: March 13, 2008

GSI COMMERCE, INC.

By: /s/ MICHAEL G. RUBIN

Michael G Rubin
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael G. Rubin and Michael R. Conn, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ MICHAEL G. RUBIN Michael G. Rubin	Chairman, President and Chief Executive Officer (principal executive officer)	March 13, 2008
/s/ MICHAEL R. CONN Michael R. Conn	Executive Vice President, Finance and Chief Financial Officer (principal financial officer and principal accounting officer)	March 13, 2008
/s/ M. JEFFREY BRANMAN M. Jeffrey Branman	Director	March 13, 2008
/s/ MICHAEL DONAHUE Michael Donahue	Director	March 13, 2008
/s/ RONALD D. FISHER Ronald D. Fisher	Director	March 13, 2008
/s/ JOHN A. HUNTER John A. Hunter	Director	March 13, 2008

Signature	Title(s)	Date
/s/ MARK S. MENELL Mark S. Menell	Director	March 13, 2008
/s/ JEFFREY F. RAYPORT Jeffrey F. Rayport	Director	March 13, 2008
/s/ LAWRENCE S. SMITH Lawrence S. Smith	Director	March 13, 2008
/s/ ANDREA M. WEISS Andrea M. Weiss	Director	March 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GSI Commerce, Inc.
King of Prussia, PA

We have audited the accompanying consolidated balance sheets of GSI Commerce, Inc. and subsidiaries (the "Company") as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 29, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a) 2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GSI Commerce, Inc. and subsidiaries as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share Based Payments," effective January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 12, 2008

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 30, 2006	December 29, 2007
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 71,382	$ 231,511
Marketable securities	113,074	—
Accounts receivable, net of allowance of $1,078 and $1,833	38,681	64,285
Inventory	46,816	47,293
Deferred tax assets	10,403	14,114
Prepaid expenses and other current assets	6,409	12,459
Total current assets	286,765	369,662
Property and equipment, net	106,204	156,774
Goodwill	17,786	82,757
Intangible assets, net of accumulated amortization of $441 and $4,972	2,027	16,476
Equity investments	2,435	6,202
Long-term deferred tax assets	36,792	45,234
Other assets, net of accumulated amortization of $11,926 and $14,545	11,548	16,535
Total assets	$ 463,557	$ 693,640
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 76,553	$ 85,667
Accrued expenses	72,740	98,179
Deferred revenue	11,790	17,588
Current portion of long-term debt	510	2,406
Total current liabilities	161,593	203,840
Convertible notes	57,500	207,500
Long-term debt	12,856	27,245
Deferred revenue and other long-term liabilities	3,901	5,634
Total liabilities	235,850	444,219
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 0 shares issued and outstanding as of December 30, 2006 and December 29, 2007	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized; 45,878,527 and 46,847,919 shares issued as of December 30, 2006 and December 29, 2007 respectively; 45,878,324 and 46,847,716 shares outstanding as of December 30, 2006 and December 29, 2007, respectively	458	468
Additional paid in capital	347,676	366,400
Accumulated other comprehensive loss	(97)	(156)
Accumulated deficit	(120,330)	(117,291)
Total stockholders' equity	227,707	249,421
Total liabilities and stockholders' equity	$ 463,557	$ 693,640

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	December 31, 2005	December 30, 2006	December 29, 2007
	(In thousands, except per share data)		
Revenues:			
Net revenues from product sales	$355,374	$461,183	$512,194
Service fee revenues	85,018	148,370	237,763
Net revenues	440,392	609,553	749,957
Cost of revenues from product sales	263,829	331,253	356,541
Gross profit	176,563	278,300	393,416
Operating expenses:			
Sales and marketing, inclusive of $3,200, $3,654 and $3,101 of stock-based compensation	107,503	165,919	241,906
Product development, inclusive of $398, $936 and $1,615 of stock-based compensation	28,833	45,375	65,898
General and administrative, inclusive of $207, $2,988 and $3,703 of stock-based compensation	22,714	36,062	43,333
Depreciation and amortization	14,635	21,297	37,337
Total operating expenses	173,685	268,653	388,474
Income from operations	2,878	9,647	4,942
Other (income) expense:			
Interest expense	2,220	3,107	6,016
Interest income	(2,944)	(6,075)	(9,270)
Other expense, net	582	37	237
Loss on investments	—	2,873	5,007
Total other (income) expense	(142)	(58)	1,990
Income before income taxes	3,020	9,705	2,952
Provision (benefit) for income taxes	321	(43,728)	(87)
Net income before cumulative effect of change in accounting principle	2,699	53,433	3,039
Cumulative effect of change in accounting principle	—	268	—
Net income	$ 2,699	$ 53,701	$ 3,039
Basic earnings per share:			
Prior to cumulative effect of change in accounting principle	$ 0.06	$ 1.18	$ 0.07
Cumulative effect of change in accounting principle	—	0.01	—
Earnings per share- basic:	$ 0.06	$ 1.19	$ 0.07
Diluted earnings per share:			
Prior to cumulative effect of change in accounting principle	$ 0.06	$ 1.09	$ 0.06
Cumulative effect of change in accounting principle	—	0.01	—
Earnings per share- diluted:	$ 0.06	$ 1.10	$ 0.06
Weighted average shares outstanding — basic	43,216	45,174	46,433
Weighted average shares outstanding — diluted	45,321	50,624	48,739

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Comprehensive (Loss) Income	Accumulated Other Comprehensive Loss	Treasury Stock		Total
	Shares	Dollars					Shares	Dollars	
					(In thousands)				
Consolidated balance at January 1, 2005	41,584	$416	$294,471	$(176,730)		$ (104)	1	$—	$118,053
Net income				2,699	2,699				2,699
Net unrealized loss on available- for-sale securities, net of tax of $0					(370)	(370)			(370)
Unrealized loss on investment in Odimo recorded at fair value, net of tax of $0 (See Note 3)					(1,870)	(1,870)			(1,870)
Comprehensive income					$ 459				
Stock-based compensation expense			686						686
Issuance of common stock during public offering	1,872	19	27,763						27,782
Issuance costs related to the common stock public offering			(1,839)						(1,839)
Issuance of common stock upon exercise of options	1,013	10	7,939				(1)		7,949
Tax benefit in connection with exercise of stock options and awards			83						83
Consolidated balance at December 31, 2005	44,469	$445	$329,103	$(174,031)		$(2,344)	—	$—	$153,173
Net income				53,701	53,701				53,701
Net unrealized gain on available- for-sale securities, net of tax of $57					388	388			388
Unrealized loss on investment in Odimo recorded at fair value, net of tax of $0 (See Note 3)					(860)	(860)			(860)
Add: Reclassification adjustment for losses realized in net income					2,730	2,730			2,730
Cumulative translation adjustment, net of tax of $0					(11)	(11)			(11)
Comprehensive income					$55,948				
Stock-based compensation expense			4,951						4,951
Common stock issued to finance acquisition	83	1	1,299						1,300
Issuance of common stock and warrants upon exercise of options	1,246	12	10,154						10,166
Issuance of stock awards upon vesting	81		(242)						(242)
Tax benefit in connection with exercise of stock options and awards			2,679						2,679
Cumulative effect of change in accounting principle			(268)						(268)
Consolidated balance at December 30, 2006	45,879	$458	$347,676	$(120,330)		$ (97)	—	$—	$227,707
Net income				3,039	3,039				3,039
Net unrealized gain on available- for-sale securities, net of tax of $0					11	11			11
Add: Reclassification adjustment for losses realized in net income					80	80			80
Cumulative translation adjustment, net of tax of $0					(150)	(150)			(150)
Comprehensive income					$ 2,980				
Stock-based compensation expense			7,405						7,405
Issuance of common stock and warrants upon exercise of options	805	8	8,072						8,080
Issuance of stock awards upon vesting	164	2	(2)						—
Share-based awards retained for taxes			(1,288)						(1,288)
Tax benefit in connection with exercise of stock options and awards			4,537						4,537
Consolidated balance at December 29, 2007	46,848	$468	$366,400	$(117,291)		$ (156)	—	$—	$249,421

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	December 31, 2005	December 30, 2006	December 29, 2007
		(In thousands)	
Cash Flows from Operating Activities:			
Net income	$ 2,699	$ 53,701	$ 3,039
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	14,587	20,821	32,763
Amortization	48	476	4,574
Stock-based compensation	3,805	7,578	8,419
Tax benefit in connection with exercise of stock options and awards	83	—	—
Loss on investments	—	2,873	5,007
Loss on disposal of equipment	78	329	34
Deferred income taxes	—	(44,404)	(505)
Cumulative effect of change in accounting principle	—	(268)	—
Changes in operating assets and liabilities:			
Accounts receivable, net	(9,317)	(14,280)	(7,005)
Inventory	3,171	(12,204)	(471)
Prepaid expenses and other current assets	(659)	(3,272)	(2,265)
Other assets, net	(397)	(2,256)	1,106
Accounts payable and accrued expenses and other	13,005	48,377	7,633
Deferred revenue	(2,818)	8,606	5,805
Net cash provided by operating activities	24,285	66,077	58,134
Cash Flows from Investing Activities:			
Payments for acquisitions of businesses, net of cash acquired	(768)	(5,849)	(100,574)
Cash paid for property and equipment, including internal use software	(29,551)	(42,621)	(54,196)
Proceeds from government grant related to corporate headquarters	—	3,000	—
Funding of restricted cash escrow funds	—	(1,052)	—
Other deferred cost	(95)	95	—
Cash paid for equity investments	(136)	(2,435)	(3,083)
Purchases of marketable securities	(176,789)	(226,968)	(263,688)
Sales of marketable securities	123,480	222,685	371,264
Net cash used in investing activities	(83,859)	(53,145)	(50,277)
Cash Flows from Financing Activities:			
Proceeds from convertible notes	57,500	—	150,000
Proceeds from long-term borrowing	—	343	—
Issuance costs paid for convertible notes	(2,589)	—	(5,042)
Repayments of loan	(339)	—	—
Repayments of capital lease obligations	(452)	(469)	(935)
Repayments of mortgage note	(153)	(170)	(182)
Proceeds from sales of common stock	27,782	—	—
Equity issuance costs paid	(1,839)	—	—
Excess tax benefit in connection with exercise of stock options and awards	—	145	359
Proceeds from exercise of common stock options and warrants	7,949	10,166	8,080
Net cash provided by financing activities	87,859	10,015	152,280
Effect of exchange rate changes on cash and cash equivalents	12	74	(8)
Net increase in cash and cash equivalents	28,297	23,021	160,129
Cash and cash equivalents, beginning of period	20,064	48,361	71,382
Cash and cash equivalents, end of period	$ 48,361	$ 71,382	$ 231,511
Supplemental Cash Flow Information			
Cash paid during the period for interest	$ 2,073	$ 3,182	$ 5,622
Cash paid during the period for income taxes	—	—	564
Noncash Investing and Financing Activities:			
Temporary unrealized loss on investment in Odimo recorded at fair value	(1,870)	—	—
Accrual for purchases of property and equipment	1,773	1,619	2,943
Equipment financed under capital lease	—	—	15,562
Common stock issued to finance acquisition	—	1,300	—

The accompanying notes are an integral part of these consolidated financial statements.

(amounts in thousands, except per share data)

NOTE 1 — DESCRIPTION OF BUSINESS

GSI Commerce, Inc. ("GSI" or the "Company"), a Delaware corporation, is a leading provider of services for e-commerce, multichannel retailing, and interactive marketing to large business-to-consumer enterprises in the U.S. and internationally. Through the Company's e-commerce and multichannel services, it either operates, or has agreements to operate, all or portions of the e-commerce or direct-to-consumer businesses of 'partner' companies in the U.S. and internationally. The Company delivers customized e-commerce solutions to its partners through its integrated e-commerce platform, which is comprised of three components: technology, fulfillment and customer care. The Company offers each of the platform's components on a modular basis, or as part of an integrated, end-to-end solution. The Company also offers a full suite of interactive marketing services.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summarize the Company's significant accounting policies:

Fiscal Year: The Company's fiscal year ends on the Saturday closest to December 31. The fiscal year is named for the calendar year ending on that December 31.

Basis of Consolidation: The financial statements presented include the accounts of the Company and all wholly owned subsidiaries. Inter-company balances and transactions among consolidated entities have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Fair Values: The estimated fair value amounts presented in these consolidated financial statements have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of December 29, 2007 and December 30, 2006, and have not been comprehensively revalued for purposes of these consolidated financial statements since such dates. Cash, trade receivables and trade payables are recorded at cost, which approximates their fair values due to their short-term nature.

Reclassifications: As a result of the Accretive Commerce, Inc. acquisition disclosed in Note 6, Acquisitions, certain prior fiscal year amounts have been reclassified to conform with the current presentation, including the following reclassifications: Intangible assets with a cost of $2,468 and a net book value of $2,027 were reclassified from other assets, net, to a separate line item for intangible assets, net in the Consolidated Balance Sheet as of December 30, 2006. Also, for fiscal 2006 and fiscal 2005, amortization of $476 and $48, respectively has been reclassified from depreciation to a separate line item for amortization on the Consolidated Statements of Cash Flows.

Cash and Cash Equivalents: The Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents. The carrying value of cash equivalents approximates their current market value.

Inventory: Inventory, primarily consisting of sporting goods and consumer electronics, is valued at the lower of cost (determined using the weighted average method) or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and

shrinkage rates. Based upon these judgments and estimates, which are applied consistently from period to period, the Company records a valuation allowance to adjust the carrying amount of its inventory.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation or amortization. Costs incurred to develop internal-use computer software during the application development stage, including those relating to developing partners' Web stores, generally are capitalized. Costs of enhancements to internal-use computer software are also capitalized, provided that these enhancements result in additional functionality. Depreciation or amortization is provided using the straight-line method over the estimated useful lives of the assets, which are generally:

- Three years for office equipment;
- Three to four years for computer hardware and software;
- Seven years for furniture and fulfillment center equipment;
- The lesser of fifteen years or lease term for leasehold improvements;
- Fifteen years for building improvements; and
- Thirty years for buildings.

Expenditures for maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets: Goodwill is tested for impairment on an annual basis and whenever events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Company determines fair value using widely accepted valuation techniques, including discounted cash flow analyses and other assumptions.

In the fourth quarter of fiscal 2007, the Company completed its annual impairment testing of goodwill and determined there was no impairment.

The Company amortizes other intangible assets over their estimated useful lives. The Company records an impairment charge on these assets when it determines that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When there is existence of one or more indicators of impairment, the Company measures any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business model. The Company's estimates of future cash flows attributable to its other intangible assets require significant judgment based on the Company's historical and anticipated results and are subject to many factors.

Long-Lived Assets: The ability to realize long-lived assets is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Equity Investments and Other: The Company accounts for its equity investments in accordance with Accounting Principles Board Opinion 18, "The Equity Method of Accounting for Investments in Debt and Equity Securities" ("APB18"), and monitors its investment periodically to evaluate whether any changes in fair value become other-than-temporary. Currently all of the Company's equity investments are recorded by utilizing the cost method as prescribed by APB 18.

(amounts in thousands, except per share data)

Other Assets, Net: Other assets, net consists primarily of the debt issuance costs related to the June 2005 and July 2007 subordinated convertible debt offerings, deferred partner revenue share charges and prepaid revenue share payments.

The debt issuance costs, related to the June 2005 and July 2007 offerings of $207,500 aggregate subordinated convertible notes had a cost of $7,631 and a net book value of $5,933 as of December 29, 2007, and had a cost of $2,589 and a net book value of $1,769 as of December 30, 2006. The issuance costs are being amortized using the straight-line method which approximates the effective interest method and the weighted average amortization period is 5.6 years. Total amortization related to the issuance costs, which is reflected as a portion of interest expense, was $878 for fiscal 2007, S518 for fiscal 2006 and $302 for fiscal 2005.

Deferred partner revenue share charges, resulting from one partner's exercise of a right to receive 1,600 shares of the Company's common stock in lieu of future cash partner revenue share payments, were $3,337 as of December 29, 2007 and $4,351 as of December 30, 2006. As a result of certain revenue thresholds being achieved in the third quarter of fiscal 2006, the remaining partner revenue share charges related to the exercise of common stock are being amortized on a straight-line basis over the remaining term of the contract. Stock-based compensation expense related to the amortization of deferred partner revenue share charges was $1,014 for fiscal 2007, $2,627 for fiscal 2006 and $3,119 for fiscal 2005, and is reflected within sales and marketing expense in the Consolidated Statements of Operations.

The total prepaid revenue share payments included in other assets were $1,771 as of December 29, 2007 and $2,438 as of December 30, 2006 and are being amortized on a straight-line basis over the remaining term of the contract within sales and marketing expense in the Consolidated Statements of Operations.

Accrued Expenses: Accrued expenses include $43,825 of amounts payable to the Company's partners as of the end of fiscal 2007. No other individual balance was greater than 5% of total current liabilities as of December 29, 2007. As of the end of fiscal 2006, accrued expenses included $33,563 of amounts payable to the Company's partners and accrued shipping of $8,204. No other individual balance was greater than 5% of total current liabilities as of December 30, 2006.

Revenue Recognition: The Company recognizes revenues in accordance with Staff Accounting Bulletin 104, "Revenue Recognition." Revenue is recognized when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company considers the criteria presented in Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), in determining the appropriate revenue recognition treatment. For the Company's fulfillment and drop-shipping services, when the Company is the primary obligor in a transaction, has general inventory risk, has established the selling price, has discretion in supplier selection and has credit risk, or have several but not all of these indicators, it records revenue gross as a principal and records these revenues as revenues from product sales. When the Company does not have several or all of these factors, it records the commission or fee retained as service fee revenue. Revenue generated from the Company's customer care, interactive marketing and technology services are also recorded as service fees.

The Company follows EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), for revenue arrangements that include multiple deliverables. The revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items and delivery of any undelivered item is probable and substantially in the Company's control.

(amounts in thousands, except per share data)

Net Revenues from Product Sales: The Company recognizes revenue from product sales, which includes shipping revenue for all partners that it provides fulfillment services upon shipment of products to customers, net of estimated returns based on historical experience and current trends. The Company recognizes revenue from shipping when products are shipped and title and significant risks of ownership passes to the customer. The majority of product sales are shipped from the Company's fulfillment centers. The Company also relies upon certain vendors to ship products directly to customers on its behalf. The Company acts as principal in these transactions, as orders are initiated directly through the e-commerce businesses that it operates, because the Company has inventory risk, establishes selling prices, takes title to the goods at the shipping point and has the economic risk related to collection, customer care and returns.

The Company pays a percentage of the revenues generated from product sales through the e-commerce businesses that it operates to its respective partners in exchange for the rights to use their brand names and the promotions and advertising that its partners agree to provide. The Company refers to these payments as partner revenue share expenses. The Company has considered the revenue reduction provisions addressed in EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" ("EITF 01-09"), and believes that the payment of partner revenue share expense to its partners should not result in any reduction of revenues. EITF 01-09 addresses consideration paid to parties along a distribution chain. The Company purchases merchandise from its vendors, at its discretion, and is responsible for paying those vendors. The amounts purchased and the prices paid to the Company's vendors are not in any way impacted by the revenue share provisions of its agreements with its partners. Accordingly, the Company's partners and its vendors are not linked in the distribution chain and it believes that the provisions of EITF 01-09 do not apply.

Service Fee Revenues: Services fees are generated based on a partner's use of one or more of the Company's e-commerce platform components or elements of those components, which include technology, fulfillment and customer care. Service fees are also generated from professional, technology and interactive marketing services. Service fees can be fixed or variable and can be based on the activity performed, the value of merchandise sold, or gross profit. For fulfillment services in which the Company is deemed to be the agent in accordance with EITF 99-19, the Company records service fee revenue based on the net fee retained. We recognize revenues from services provided when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured.

The Company does not specifically record "cost of service fee revenues" as these costs are incurred by its service fee-based partners rather than by the Company. Operating expenses relating to service fee revenues consist primarily of personnel and other costs associated with the Company's engineering, production and creative departments which are included in product development expense, as well as fulfillment costs and personnel and other costs associated with its marketing and customer care departments which are included in sales and marketing expense in the Consolidated Statements of Operations.

Deferred revenue consists of payments received for service fees in advance of the delivery of the Company's service obligation, as well as for sales of gift certificates and gift cards redeemable through its partners' e-commerce businesses. For service fees received in advance, revenue is recognized either over the service period or upon completion of the Company's obligation. For gift certificates and gift cards, the Company recognizes revenue as the gift certificates and or cards are redeemed.

Cost of Revenues: Cost of revenues consist of cost of revenues from product sales. Cost of revenues from product sales include the cost of products sold and inbound freight related to these products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which are included in sales and marketing expense in the Consolidated Statements of Operations. The Company does not record cost of service fee revenue. Cost of revenue does not include any cost of service fee revenue, because the Company is deemed to be an agent in accordance with EITF 99-19.

(amounts in thousands, except per share data)

Vendor Allowances: In accordance with EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," vendor allowances are recorded as a reduction in the cost of the applicable vendor's products and recognized in cost of revenues from product sales when the related product is sold unless the allowances represent reimbursement of a specific incremental and identifiable cost incurred to promote the vendor's product. If the allowance represents a reimbursement of cost, it is recorded as an offset to the associated expense incurred. Any reimbursement greater than the costs incurred is recognized as a reduction in the cost of the product.

Sales and Marketing: Sales and marketing expenses include fulfillment costs, customer care costs, credit card fees, partner revenue share charges, net advertising and promotional expenses incurred by the Company in operating its partners' e-commerce businesses, and payroll related to the buying, business management and marketing functions of its company. Partner revenue share charges are payments made to the Company's partners in exchange for the use of their brand names, logos, the promotion of its partners' URLs, Web stores and toll-free telephone numbers in partners' marketing and communications materials, the implementation of programs to provide incentives to customers to shop through the e-commerce businesses that the Company operates for its partners and other programs and services provided to the customers of the e-commerce businesses that the Company operates for its partners, net of amounts reimbursed to the Company by its partners. Partner revenue share charges were $35,297 for fiscal 2007, $25,007 for fiscal 2006 and $12,880 for fiscal 2005, and are included in sales and marketing expense in the Consolidated Statements of Operations.

Shipping and Handling Costs: The Company defines shipping and handling costs as only those costs incurred for a third-party shipper to transport products to the customer and these costs are included in cost of revenues from product sales to the extent of shipping revenue. In some instances, shipping and handling costs exceed shipping charges to the customer and are subsidized by the Company. Additionally, the Company selectively offers promotional free shipping whereby it ships merchandise to customers free of all shipping and handling charges. The cost of promotional free shipping and subsidized shipping and handling was $5,908 for fiscal 2007, $4,626 for fiscal 2006 and $3,694 for fiscal 2005, and are included in sales and marketing expense in the Consolidated Statements of Operations.

Fulfillment Costs: The Company defines fulfillment costs as personnel, occupancy and other costs associated with its fulfillment centers, personnel and other costs associated with its logistical support and vendor operations departments and third-party warehouse and fulfillment services costs. Fulfillment costs were $72,624 for fiscal 2007, $43,124 for fiscal 2006 and $31,152 for fiscal 2005, and are included in sales and marketing expense in the Consolidated Statements of Operations.

Advertising: The Company expenses the cost of advertising, which includes online marketing fees, media, agency and production expenses, in accordance with the American Institute of Certified Professional Accountants Accounting Standards Executive Committee's Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs" ("SOP 93-7"). Advertising production costs are expensed the first time the advertisement runs. Online marketing fees and media (television, radio and print) placement costs are expensed in the month the advertising appears. Agency fees are expensed as incurred. Advertising and promotional expenses are net of amounts reimbursed to the Company by its partners. Advertising costs were $19,285 for fiscal 2007, $19,175 for fiscal 2006 and $10,552 for 2005, and are primarily included in sales and marketing expenses in the Consolidated Statements of Operations.

Catalog Costs: Direct response advertising consists primarily of creative design, paper, printing, postage, and mailing costs, which are capitalized and amortized over the expected future revenue stream, which is generally a period not exceeding six months. The Company accounts for catalog costs in accordance with SOP 93-7, which requires that the amortization of capitalized advertising costs be based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Deferred catalog costs included in prepaid expenses and other current assets were $604 for fiscal 2007 and $592 for fiscal 2006. Catalog costs were $4,263 for

(amounts in thousands, except per share data)

fiscal 2007, $4,416 for fiscal 2006 and $582 for fiscal 2005, and are reflected in sales and marketing expenses in the Consolidated Statements of Operations.

Product Development: Product development expenses consist primarily of expenses associated with planning, maintaining and operating the technology platform on which the Company operates its partners' e-commerce businesses, and payroll and related expenses for the Company's engineering, production, creative and management information systems departments. In accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1") the Company capitalizes costs incurred during the application development stage related to the development of internal-use software and amortizes these costs over the estimated useful life of four years. Amounts capitalized under SOP 98-1 are amortized over four years and included in depreciation and amortization in the Consolidated Statement of Operations. Costs incurred relating to planning and training or maintenance of internal-use software is expensed as incurred.

Stock-Based Compensation: Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic method prescribed in APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation expense for stock options issued to employees was measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company accounted for stock-based compensation for stock options and warrants issued to non-employees in accordance with SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," and EITF 00-18, "Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees." Accordingly, compensation expense for stock options and warrants issued to non-employees was measured using a Black-Scholes valuation model that takes into account significant assumptions as to the expected life of the option or warrant, the expected volatility of the Company's common stock and the risk-free interest rate over the expected life of the option or warrant. Compensation expense for restricted stock awards was recorded on a straight-line method over the vesting period.

Effective January 1, 2006, the Company adopted SFAS 123(R), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective approach, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period during which awards are expected to vest. The fair value of restricted stock and restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock and the fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the valuation techniques previously utilized by the Company for options in the proforma disclosures required under SFAS 123. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R) for all unvested options as of January 1, 2006. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. During the fourth quarter of fiscal 2007 and fiscal 2006, the Company recalculated its projected forfeiture rate as it applies to stock-based compensation based on historical data. For fiscal 2007 the impact of the change in estimate for the change in forfeiture rate increased operating expenses and decreased net income by $495, which decreased both basic and diluted earnings per share by $0.01. For fiscal 2006 the impact of the change in estimate for the change in forfeiture rate increased operating expenses and decreased net income by $258, which decreased diluted earnings per share by $0.01. Actual results, and future changes in estimates, may differ substantially from the Company's current estimates.

The adoption of SFAS 123(R) resulted in a cumulative benefit from accounting change of $268 and an increase in earnings per share of $0.01 in fiscal 2006, which reflects the cumulative impact of estimating future forfeitures in

(amounts in thousands, except per share data)

the determination of period expense, rather than recording forfeitures when they occur as previously permitted. The incremental stock-based compensation expense recognized due to the adoption of SFAS 123(R) was $644 for fiscal 2007 and $1,660 for fiscal 2006.

Prior to the adoption of SFAS 123(R), the Company presented excess tax benefits resulting from stock-based compensation as operating cash flows within the Consolidated Statements of Cash Flows. SFAS 123(R) requires that cash flows resulting from the impact of any excess tax deduction in excess of compensation cost recognized in the financial statements be classified as financing cash inflows within the consolidated statements of cash flows. In fiscal 2007 and fiscal 2006, the cash retained from the tax benefit resulting from stock-based compensation deductions in excess of amounts reported for financial reporting purposes was $359 and $145, respectively.

Upon adoption of SFAS 123(R), the Company elected the alternative transition method for calculating the tax effects of stock-based compensation pursuant to FASB Staff Position SFAS 123(R)-3, "Transition Election to Accounting for the Tax Effects of Share Based Payment Awards" ("SFAS 123(R)-3"). Under SFAS 123(R)-3, the Company determined the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of the employee stock-based compensation "as if" the Company had adopted the recognition provisions of SFAS 123 since its effective date of January 1, 1995. The Company also determined the subsequent impact on the APIC pool and Consolidated Statement of Cash Flows of the tax effect of employee stock — based compensation awards that were issued after the adoption of SFAS 123(R) and outstanding at the adoption date. The Company uses the tax-law-ordering method to determine when tax benefits in excess stock-based compensation costs are realized. For financial reporting, these excess tax benefits are realized in the fiscal year that they are deductible and reduce taxable income.

Stock-based compensation for fiscal 2005 was determined using the intrinsic value method. The following table provides supplemental information for fiscal 2005 as if stock-based compensation had been computed under SFAS 123:

	Fiscal Year Ended December 31, 2005
Net income, as reported	$ 2,699
Add: Stock-based compensation expense included in reported net income	684
Deduct: Total stock-based compensation determined under fair value based method for all stock option awards	(9,209)
Pro forma net loss	$(5,826)
Income (loss) per share:	
As reported — basic	$ 0.06
Pro forma — basic	$ (0.13)
As reported — diluted	$ 0.06
Pro forma — diluted	$ (0.13)

(amounts in thousands, except per share data)

The fair value of options granted under the 1996 and 2005 Equity Incentive Plans during fiscal 2005 were determined using the intrinsic value method. The following table provides supplemental information as if stock-based compensation had been computed under SFAS 123:

Assumption	Fiscal Year Ended December 31, 2005
Dividend yield	None
Expected volatility	57.09%
Average risk free interest rate	3.82%
Average expected lives	1.60 years

There were no options granted during fiscal 2007 and fiscal 2006.

Income Taxes: The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes" ("SFAS 109"). In accordance with SFAS 109, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, is reflected in the consolidated financial statements in the period of enactment. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. At December 29, 2007 and December 30, 2006, the Company's deferred tax assets, net of deferred tax liabilities and valuation allowances, were $59,348 and $47,195, respectively.

The Company does not provide for U.S. taxes on its undistributed earnings of foreign subsidiaries since it intends to invest such undistributed earnings indefinitely outside of the U.S. If such amounts were repatriated, the amount of U.S. income taxes would be immaterial.

Effective December 31, 2006 (the first day of fiscal 2007), the Company adopted the provisions of FASB's Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain tax position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority having full knowledge of all relevant information. A tax benefit from an uncertain position was previously recognized if it was probable of being sustained. Under FIN 48, the liability for unrecognized tax benefits is classified as noncurrent unless the liability is expected to be settled in cash within 12 months of the reporting date. For additional information, see Note 11, Income Taxes. The effect of the adoption of FIN 48 was immaterial. The Company has elected to record any interest or penalties from the uncertain tax position as income tax expense.

New Accounting Pronouncements: In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In January 2008, the FASB provided a one year deferral of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis, at least annually.

Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts business. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the

(amounts in thousands, except per share data)

highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Fair value measurements are required to be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2007. For the Company's financial assets and liabilities, the Company expects that its adoption of SFAS 157 will primarily impact its disclosures and not have a material impact on its consolidated results of operations, cash flows and financial position. The Company is currently evaluating the impact with respect to its non-financial assets and liabilities.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements. The Company did not elect to measure existing assets and liabilities at fair value on the date of adoption.

In December 2007, the FASB issued SFAS 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements on how the acquirer in a business combination recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the entity acquired in its financial statements. In addition, SFAS 141(R) provides guidance on the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase as well as what information to disclose to enable users of the financial statements to evaluate the nature and financial impact of the business combination. SFAS 141(R) also requires recognition of assets and liabilities of noncontrolling interests acquired, fair value measurement of consideration and contingent consideration, expense recognition for transaction costs and certain integration costs, recognition of the fair value of contingencies, and adjustments to income tax expense for changes in an acquirer's existing valuation allowances or uncertain tax positions that result from the business combination. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008 and shall be applied prospectively. The Company has not determined the effect, if any, the adoption of this statement will have on its financial condition, results of operations or cash flows.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes principles and requirements on how to treat the portion of equity in a subsidiary that is not attributable directly or indirectly to a parent. This is commonly known as a minority interest. The objective of SFAS 160 is to improve relevance, comparability, and transparency concerning ownership interests in subsidiaries held by parties other than the parent by providing disclosures that clearly identify between interests of the parent and interest of the noncontrolling owners and the related impacts on the consolidated statement of income and the consolidated statement of financial position. SFAS 160 also provides guidance on disclosures related to changes in the parent's ownership interest and deconsolidation of a subsidiary. The provisions of SFAS 160 apply prospectively with presentation and disclosure requirements applied retrospectively to all periods presented. The Standard is effective for annual reporting periods beginning after December 15, 2008. The Company has not determined the effect, if any, the adoption of this statement will have on the Company's financial condition or results of operations.

Proposed Accounting Pronouncement: In August 2007, the FASB issued Proposed FASB Staff Position ("FSP") APB 14-a, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-a"). FSP APB 14-a would require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The Company's $207,500 of subordinated convertible notes would be subject to the provisions of this proposal because under the notes the Company has the ability to elect cash settlement upon conversion for the principle portion of the notes. The debt would be recognized at the present value of the Company's cash flows discounted using its nonconvertible debt borrowing rate. The equity component would be recognized as the

(amounts in thousands, except per share data)

difference between the proceeds from the issuance of the note and the fair value of the liability. The proposed FSP would also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented and does not grandfather existing instruments. In November 2007, the FASB announced it is expected to begin its redeliberations of the proposed FSP in February 2008, which was subsequently changed to March 2008. The Company believes that if the FSP is issued as proposed, it would result in a material decrease to the Company's liabilities and a material increase to the Company's stockholders' equity on the Consolidated Balance Sheets. It would also result in a material decrease to net income as a result of a material non-cash increase to interest expense to accrete the value of the debt from its fair value to its principle amount over the term of the subordinated convertible notes in the Consolidated Statements of Operations. These changes would not impact the Company's cash flows from operating activities, investing activities or financing activities.

NOTE 3 — CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The Company had cash and cash equivalents of $231,511 as of December 29, 2007 and $71,382 as of December 30, 2006, and marketable securities of $0 as of December 29, 2007 and $113,074 as of December 30, 2006 invested with multiple financial institutions, which are potentially subject to credit risk. The composition of these investments is regularly monitored by management of the Company.

As of December 30, 2006, marketable securities, which consisted of investments in various debt securities, were classified as available-for-sale and reported at fair value, with unrealized gains and losses recorded as a component of stockholders' equity in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115"). The Company's investments are governed by its investment policy, of which objective is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Approved investments include U.S. Government securities and high-quality investments in corporations and municipalities, including investments in auction rate securities. All income generated from marketable securities is recorded as interest income. Due to uncertainties in the credit markets, the Company sold its entire marketable securities portfolio in fiscal 2007. The uncertainties in the credit markets in fiscal 2007 affected the Company's holdings in auction rate securities. In the third quarter of fiscal 2007, the Company liquidated approximately $155,000 of investments in auction rate securities at par value but was unsuccessful in liquidating the remaining $72,300. The investments in auction rate securities that had unsuccessful auctions were of high credit quality and the respective credit ratings of the securities had not been lowered or put on credit watch. In the fourth quarter of fiscal 2007, the Company sold the remaining $72,300 of auction rate securities for approximately $67,293, resulting in a realized net loss of $5,007 which is reported in other (income)/expense in the Consolidated Statements of Operations based on the specific identification method.

During fiscal 2006, based on the Company's inquiry and review of actions and activities of one of its equity investments, the Company determined that the fair value of its holding was not expected to recover fully before the expected time of the sale of the investment and recognized other-than-temporary impairment charges of $2,730, which were previously recorded as unrealized losses within accumulated other comprehensive loss on the Consolidated Balance Sheets. In addition, sales of shares of the Company's investment resulted in a realized loss of $143 during fiscal 2006. The other-than-temporary impairment and realized loss are reflected as a separate line item in other (income)/expense in the Consolidated Statements of Operations. At December 29, 2007 and December 30, 2006, the Company had no remaining cost basis of this investment.

There were no realized gains or losses of marketable securities in fiscal 2005.

The Company had no investments in marketable securities as of December 29, 2007.

(amounts in thousands, except per share data)

Marketable securities, at fair value, consisted of the following as of December 30, 2006:

	December 30, 2006		
	Amortized Cost	Gross Unrealized Losses	Fair Value
Auction rate securities	$ 73,625	$ —	$ 73,625
Corporate bonds	27,888	(70)	27,818
Certificates of deposit	1,500	—	1,500
U.S. government agency securities	10,204	(73)	10,131
	$113,217	$(143)	$113,074

The following table shows the fair value of marketable securities with loss positions, aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position at December 30, 2006:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds	$14,322	$(11)	$13,496	$ (59)	$27,818	$ (70)
U.S. government agency securities	2,495	(8)	7,636	(65)	10,131	(73)
	$16,817	$(19)	$21,132	$(124)	$37,949	$(143)

As of December 30, 2006, the Company considered the nature of these marketable securities, which were primarily U.S. government agency securities and corporate bonds, the amount of the impairments relative to the carrying value of the related investments and the duration of the impairments, and concluded that the impairments were not other-than-temporary.

NOTE 4 — PROPERTY AND EQUIPMENT

The major classes of property and equipment, at cost, as of December 30, 2006 and December 29, 2007 were as follows:

	December 30, 2006	December 29, 2007
Computer hardware and software	$101,985	$ 148,091
Building and building improvements	43,842	44,213
Furniture, warehouse and office equipment, and other	21,698	38,916
Land	7,889	7,889
Leasehold improvements	1,333	4,200
Capitalized lease	1,692	17,403
Construction in progress	689	1,528
	179,128	262,240
Less: accumulated depreciation	(72,924)	(105,466)
Property and equipment, net	$106,204	$ 156,774

(amounts in thousands, except per share data)

During fiscal 2006, the Company received a government economic development grant of $3,000 related to the purchase of its corporate headquarters. The cost basis of the Company's building and building improvements was reduced by the full amount of this grant.

The Company's net investment in capital leases, which consist of computer hardware and warehouse equipment, was $16,095 as of December 29, 2007, and $751 as of December 30, 2006. Amortization of capital leases is included within depreciation expenses. Interest expense recorded on the capital leases was $711 for fiscal 2007 and $44 for fiscal 2006, $76 for fiscal 2005.

Depreciation and amortization is shown as a separate line item on the Consolidated Statement of Operations. Accordingly, cost of revenues is exclusive of depreciation and amortization.

NOTE 5 — GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the carrying amount of goodwill:

December 31, 2005	$13,932
Aspherio S.L. acquisition	3,854
December 30, 2006	17,786
Accretive Commerce acquisition	61,930
Zendor.com acquisition	3,041
December 29, 2007	$82,757

The Company's intangible assets consisted of:

	December 30, 2006	December 29, 2007	Weighted-Average Life
Gross carrying value of intangible assets subject to amortization:			
Customer contracts	$2,140	$17,282	1.9
Non-compete agreements	—	3,838	3.0
Other	328	328	1.5
	2,468	21,448	2.1
Accumulated amortization:			
Customer contracts	(378)	(4,570)	
Non-compete agreements	—	(320)	
Other	(63)	(82)	
	(441)	(4,972)	
Net carrying value:			
Customer contracts	1,762	12,712	
Non-compete agreements	—	3,518	
Other	265	246	
	$2,027	$16,476	

(amounts in thousands, except per share data)

Amortization expense was $4,531 for fiscal 2007, $432 for fiscal 2006 and $9 for fiscal 2005. Estimated future amortization expense related to other intangible assets as of December 29, 2007 were as follows:

2008	$ 6,902
2009	4,203
2010	3,144
2011	1,595
2012	386
	$16,230

NOTE 6 — ACQUISITIONS

The Company accounts for acquisitions using the purchase method of accounting in accordance with SFAS 141, "Business Combinations" ("SFAS 141"). Under the purchase method, assets acquired and liabilities assumed from acquisitions are recorded at their fair values as of the acquisition date. Any excess of the purchase price over the fair values of the net assets acquired are recorded as goodwill. Purchased intangibles and goodwill are not deductible for tax purposes. However, purchase accounting allows for the establishment of deferred tax liabilities on purchased intangibles, other than goodwill.

Zendor.com Ltd.

On December 14, 2007, the Company completed the acquisition of Zendor.com Ltd. ("Zendor") pursuant to the terms of an Agreement and Plan of Merger dated November 30, 2007 ("Zendor Agreement"). Zendor is a United Kingdom-based provider of fulfillment, customer care and e-commerce solutions. The Company believes the acquisition establishes it as an end-to-end e-commerce solution provider capable of delivering integrated, multichannel e-commerce solutions to both the U.K. and global retailers and brands. As consideration for the acquisition of Zendor, the Company paid approximately $9,133 in cash, including estimated acquisition related transaction costs of approximately $1,300. In addition, in fiscal 2008, the Company is required to pay Zendor the excess value, if any, of Zendor's net assets on the acquisition date over a targeted threshold, as defined in the Zendor Agreement. Acquisition related transaction costs include advisory, legal and other external costs directly related to the merger. Zendor's results of operations are included in the Company's results of operations beginning on the acquisition date of December 14, 2007. The acquisition was funded by the Company from its working capital.

In accordance with SFAS 141, the preliminary allocation of the purchase price over the estimated fair value of the tangible and identifiable intangible assets acquired resulted in $3,041 recorded as goodwill. Pro forma disclosures related to this acquisition are not included as the acquisition is not material. The preliminary allocation of the purchase price was based upon a preliminary valuation and the Company's estimates and assumptions are subject to change. The areas of the purchase price that are not yet finalized relate primarily to intangible assets, goodwill and deferred income tax assets, as the Company has just begun its valuation of Zendor's net assets. Final adjustments could result in a materially different allocation of the purchase price, which will affect the value assigned to tangible and/or intangible assets acquired from Zendor. The following table summarizes the preliminary

(amounts in thousands, except per share data)

estimated fair values of the Zendor assets acquired and liabilities assumed, including cash acquired, as of the acquisition date:

Total current assets	$ 9,830
Property, plant and equipment	3,089
Goodwill	3,041
Total assets acquired	15,960
Total liabilities assumed	(6,827)
Net assets acquired	$ 9,133

Accretive Commerce, Inc.

On September 10, 2007, the Company completed the acquisition of Accretive Commerce, Inc. ("Accretive") pursuant to the terms of an Agreement and Plan of Merger dated August 16, 2007 ("Accretive Agreement"). Accretive is an e-commerce solutions provider that offers e-commerce technology, customer care and fulfillment solutions as well as related services. Accretive's partners are primarily in the merchandise categories of apparel, home, health and beauty, and specialty foods. The Company believes the acquisition of Accretive strengthens its position in the e-commerce industry and enhances stockholder value by expanding its infrastructure and expanding its partner base. As consideration for the acquisition of Accretive, the Company paid $97,500 in cash, of which $11,300 will be held in escrow for a period of 18 months to secure the indemnification obligations under the Accretive Agreement. The acquisition was financed by the Company from its working capital.

In accordance with SFAS 141, the total preliminary purchase price is $98,600, including estimated acquisition related transaction costs of approximately $1,100. Acquisition related transaction costs include advisory, legal and other external costs directly related to the merger. Accretive's results of operations are included in the Company's Consolidated Statement of Operations beginning on the acquisition date of September 10, 2007. The preliminary allocation of the purchase price was based upon a preliminary valuation and the Company's estimates and assumptions are subject to change. The areas of the purchase price allocation that are not yet finalized relate primarily to fixed and intangible assets, goodwill and deferred income tax assets, as the Company is still in the process of completing its valuation of Accretive's net assets. Final adjustments could result in a materially different allocation of the purchase price, which will affect the value assigned to tangible and/or intangible assets acquired from Accretive. The following table summarizes the preliminary estimated fair values of the Accretive assets acquired and liabilities assumed, including cash acquired, as of the acquisition date:

Total current assets	$ 19,325
Property, plant and equipment	9,165
Identifiable intangible assets:	
Customer contracts	15,142
Employee non-compete agreements	3,838
Goodwill	61,930
Other assets	8,424
Total assets acquired	117,824
Total current liabilities	(17,387)
Total non-current liabilities	(1,837)
Total liabilities assumed	(19,224)
Net assets acquired	$ 98,600

(amounts in thousands, except per share data)

The majority of the Company's total intangible assets are derived from the Accretive acquisition. See Note 5, Goodwill and Other Intangible Assets, for the weighted average amortization period of intangible assets.

In connection with the acquisition, the Company recorded exit cost liabilities of $6,100, which includes $3,100 of severance payments and related benefits for employees of Accretive terminated or notified of their pending termination and $3,000 of lease payments for certain facilities that have been exited or will be exited prior to the expiration of their leases. These amounts are included in the table above. These liabilities are subject to further adjustment based on finalization of these exit activities. Any adjustment to the exit liabilities within a one year period from the acquisition date will be recorded in purchase accounting and will impact the net assets acquired. In fiscal 2007, $600 was charged against the accrual, and as of December 29, 2007, there is $5,500 remaining in the exit cost liability.

Unaudited Pro Forma Financial Information

The financial information in the table below summarizes the combined results of operations of the Company and Accretive on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had actually taken place at the beginning of each of the periods presented and is not intended to be a projection of future results or trends. The unaudited pro forma financial information for all periods presented includes pro-forma adjustments, net of any applicable tax for amortization expense from the acquired intangible assets, elimination of management fees paid by Accretive to its parent, a reduction to interest income on the Company's marketable securities used to fund the acquisition, and an increase to depreciation expense. Final adjustments to the purchase accounting discussed above could result in a material charge to the pro-forma results.

	Fiscal Year Ended	
	December 30, 2006	December 29, 2007
	(Unaudited)	
Net revenues	$682,976	$804,969
Net income (loss) prior to cumulative effect of change in accounting principle	$ 44,605	$ (4,941)
Net income (loss)	$ 44,873	$ (4,941)
Basic earnings (loss) per share:		
Prior to cumulative effect of change in accounting principle	$ 0.98	$ (0.11)
Net earnings (loss) per share	$ 0.99	$ (0.11)
Diluted earnings (loss) per share:		
Prior to cumulative effect of change in accounting principle	$ 0.92	$ (0.11)
Net earnings (loss) per share	$ 0.93	$ (0.11)

Aspherio S.L.

In fiscal 2005, the Company acquired an irrevocable right that conveyed the voting and economic rights to shares representing 51% of the outstanding shares in Aspherio S.L., now known as GSI Commerce Solutions International, S. L. ("GSI International"), a Barcelona, Spain-based provider of outsourced e-commerce solutions, for approximately $578, including acquisition expenses. In fiscal 2006, the Company acquired outright all of the outstanding shares in GSI International. The remaining purchase price was $2,629 in cash, and pursuant to its agreement with the shareholders of GSI International, the Company elected to deliver 82,638 shares of GSI common stock (valued at $15.73 per share) in lieu of $1,300 in cash.

(amounts in thousands, except per share data)

In accordance with SFAS 141, the allocation of the purchase price over the estimated fair value of the tangible and identifiable intangible assets acquired resulted in $4,333 recorded as goodwill, of which $3,854 was recorded in fiscal 2006 and $479 was recorded in fiscal 2005. Aspherio's results of operations are included in the Company's Consolidated Statement of Operations beginning in July 2005. Pro forma disclosures related to this acquisition are not included as the acquisition is not material.

Other

In fiscal 2006, the Company purchased the remaining minority interest of a joint venture for $3,220, including direct acquisition expenses. The joint venture was created in fiscal 2003 and was party to certain of the Company's contracts. The purchase price was allocated to the identifiable intangible assets acquired, and resulted in a $2,140 intangible asset, which is being amortized on a straight-lined basis over its useful life of seventeen months. Amortization expense was $1,511 and $378 in fiscal 2007 and fiscal 2006, respectively.

NOTE 7 — LONG-TERM DEBT AND CREDIT FACILITY

The following table summarizes the Company's long-term debt as of:

	December 30, 2006	December 29, 2007
Convertible notes	$57,500	$207,500
Notes payable	13,037	12,858
Capital lease obligations	329	16,793
	70,866	237,151
Less: Current portion of notes payable	(181)	(193)
Less: Current portion of capital lease obligations	(329)	(2,213)
	$70,356	$234,745

3% Convertible Notes due 2025

In fiscal 2005, the Company completed a public offering of $57,500 aggregate principal amount of 3% subordinated convertible notes due June 1, 2025. The notes bear interest at 3%, payable semi-annually on June 1 and December 1.

Holders may convert the notes into shares of the Company's common stock at a conversion rate of 56.1545 shares per $1,000 principal amount of notes (representing a conversion price of approximately $17.81 per share), subject to adjustment, on or prior to the close of business on the business day immediately preceding May 1, 2010. Holders may convert only if (i) the trading price of the notes for a defined period is less than 103% of the product of the closing sale price of the Company common stock and the conversion rate or (ii) the Company elects to make certain distributions of assets or securities to all holders of common stock. Upon conversion, the Company will have the right to deliver, in lieu of shares of the Company's common stock, cash or a combination of cash and shares of the Company's common stock, which is at the Company's election. At any time prior to the maturity date, the Company may irrevocably elect to satisfy the Company's conversion obligation with respect to the principal amount of the notes to be converted with a combination of cash and shares of the Company's common stock, which is at the Company's election. If holders elect to convert their notes in connection with a fundamental change (any transaction or event, as defined in the Indenture, whereby more than 50% of the Company's common stock is exchanged, converted and/or acquired) that occurs on or prior to June 1, 2010, the Company is required to deliver shares of the Company's common stock, cash or a combination of cash and shares of the Company's common stock, which is at the Company's election, inclusive of a make whole adjustment that could result in up to

(amounts in thousands, except per share data)

11.23 additional shares issued per $1,000 principal amount of notes. This make-whole adjustment is based on the sale price of the Company's common stock.

At any time on or after June 6, 2010, the Company may redeem any of the notes for cash at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, up to but excluding the redemption date. Holders may require the Company to repurchase the notes at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, on June 1 of 2010, 2015 and 2020, or at any time prior to maturity upon the occurrence of a designated event.

The estimated fair market value of the subordinated convertible notes was $73,241 as of December 29, 2007 and $72,666 as of December 30, 2006 based on quoted market prices.

2.5% Convertible Notes due 2027

In July 2007, the Company completed a private placement of $150,000 of aggregate principal amount of 2.5% subordinated convertible notes due June 1, 2027, raising net proceeds of approximately $145,000, after deducting initial purchaser's discount and issuance costs. The notes bear interest at 2.5%, payable semi-annually on June 1 and December 1.

Holders may convert the notes into shares of the Company's common stock at a conversion rate of 33.3333 shares per $1,000 principal amount of notes (representing a conversion price of approximately $30.00 per share), subject to adjustment, at any time prior to the close of business on the scheduled trading day immediately preceding March 1, 2014 and at any time on or after June 8, 2014 and prior to the close of business on the scheduled trading day immediately preceding March 1, 2027. Holders may convert, in whole or in part, into shares of the Company's common stock (or cash or a combination of the Company's common stock and cash, if the Company so elects) if (i) after any five consecutive trading day period in which the trading price of the notes was less than 98% of the product of the closing sale price of the Company's common stock and the applicable conversion rate, (ii) after the calendar quarter ending September 30, 2007, if the closing sale price of the Company's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect for the notes on the last trading day of the immediately preceding calendar quarter, (iii) upon the occurrence of specified corporate events or (iv) if the Company calls the notes for redemption.

Upon conversion, the Company will have the right to deliver, in lieu of shares of the Company's common stock, cash or a combination of cash and shares of the Company's common stock. At any time on or prior to the 25th scheduled trading day prior to the maturity date, the Company may irrevocably elect to satisfy its conversion obligation by delivering cash for the principal amount of the notes and, if applicable, shares of the Company's common stock for any amount in excess thereof. If holders elect to convert their notes in connection with certain make whole fundamental changes (as defined in the Indenture governing the Company's 2.5% notes) that occur on or prior to June 1, 2014, the Company will increase the applicable conversion rate for the notes such that the holders will be entitled to receive up to 7.71 additional shares of common stock per $1,000 principal amount of notes (or cash, or a combination of cash and shares of common stock, if the Company so elects) upon conversion. This make-whole adjustment is based on the sale price of the Company's common stock. No adjustment to the conversion rate will be made if the stock price is less than $24.36 per share or if the stock price exceeds $100.00 per share.

At any time on or after June 8, 2014, the Company may redeem any of the notes for cash at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, up to but excluding, the redemption date. If a fundamental change occurs prior to the maturity of the notes, the holders may require the Company to repurchase all or part of their notes at a repurchase price of 100% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, the holders may require the Company to repurchase all or part of their notes for cash on June 1 of 2014, 2017 and 2022, respectively, at a

(amounts in thousands, except per share data)

repurchase price equal to 100% of their principal amount, plus any accrued or unpaid interest, if any, to, but excluding, the date of repurchase.

The estimated fair market value of the subordinated convertible notes was $145,260 as of December 29, 2007 based on quoted market prices.

Note Payable

In fiscal 2004, a wholly-owned subsidiary of the Company entered into an agreement to purchase a new corporate headquarters in King of Prussia, Pennsylvania, together with an option to purchase an additional parcel of land. The purchase price for the building was $17,000. In connection with the purchase of the corporate headquarters, a wholly-owned subsidiary of the Company entered into a $13,000 mortgage note collateralized by a first lien on substantially all of the assets of that subsidiary, which have a carrying value of $18,134 as of December 29, 2007. The mortgage note has a term of ten years and six months, and bears interest at 6.32% per annum. The Company, in accordance with the terms of the mortgage note, provided a letter of credit in the amount of $3,000 as additional security and in fiscal 2005 completed initial capital improvements to the building reducing the letter of credit to $1,000 in accordance with the terms of the mortgage note. In connection with the credit facility, described more fully below, the Company is required to pledge $1,000 of its cash equivalents as collateral for the letter of credit. This collateral is classified as restricted cash and included in other assets, net on the balance sheet as of December 29, 2007 and December 30, 2006. The letter of credit may be reduced further to $500 if the Company has positive income for fiscal years 2006, 2007 and 2008. The Company recorded interest expense related to the note of $803 for fiscal 2007, $816 for fiscal 2006 and $825 for fiscal 2005. The estimated fair market value of the note payable approximated its carrying value as of December 29, 2007 and December 30, 2006 based on similar instruments.

Capital Lease Obligations

Certain of the Company's warehouse equipment and computer hardware have been acquired under capital leases. The capital leases have maturity dates of January 2013 and August 2014 and bear interest at rates ranging from 6.51% to 7.42% per annum. Capital lease obligations were as follows:

	December 29, 2007
Gross capital lease obligations	$20,653
Less: imputed interest	(3,860)
Total present value of future minimum lease payments	16,793
Less: current portion	(2,213)
Long-term portion	$14,580

Credit Facility

In fiscal 2006, the Company entered into a $5,000 one-year unsecured revolving credit facility with a bank. The credit facility provided for the issuance of up to $5,000 of letters of credit, which was included in the $5,000 available under the credit facility. In January 2008, this credit facility was replaced with a $2,000 credit facility with the same bank. The $2,000 credit facility is available only for the issuance of letters of credit. The credit facility contains certain financial and negative covenants which the Company was in compliance with as of December 29, 2007. The Company had $179 of outstanding letters of credit under the credit facility as of December 29, 2007.

In January 2008, the Company entered into a $75,000 five-year secured revolving credit facility with a syndicate of banks The $75,000 credit facility provides for the issuance of up to $20,000 of letters of credit, which is

(amounts in thousands, except per share data)

included in the $75,000 available under the credit facility. The credit facilities are collateralized by substantially all of the Company's assets other than intellectual property. The Company may elect to have amounts outstanding under the credit facilities bear interest at either a LIBOR rate plus an applicable margin of 0.75% to 1.50%, the prime rate plus an applicable margin of 0.75% to 1.50%, or at the Federal Funds Open Rate plus 0.5%. The applicable margin is determined by the leverage ratio of funded debt to EBITDA, as defined in the credit facility. The credit facilities contain certain financial and negative covenants.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various litigation incidental to its business, including alleged contractual claims, claims relating to infringement of intellectual property rights of third parties and claims relating to the manner in which goods are sold through its e-commerce platform. The Company does not believe, based on current knowledge, that any of these claims are likely to have a material adverse effect on its business, financial position or results of operations. However, the Company may incur substantial expenses and devote substantial time to defend third-party claims whether or not such claims are meritorious. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability and may be required to implement expensive changes in its business practices or enter into costly royalty or licensing agreements. Any of these could have a material adverse effect on the Company's business, financial position or results of operations. Expenditures for legal costs are expensed as incurred.

Operating and capital commitments

The following summarizes the Company's principal operating and capital commitments as of December 30, 2007:

	Payments Due by Fiscal Year						
	2008	2009	2010	2011	2012	Thereafter	Total
Operating lease obligations(1)	$ 13,191	$11,059	$ 9,030	$ 6,768	$ 6,551	$ 18,507	$ 65,106
Purchase obligations(1)	74,169	—	—	—	—	—	74,169
Advertising and media agreements(1)	93	—	—	—	—	—	93
Partner revenue share payments(1)	19,250	26,500	27,050	27,683	20,818	62,557	183,858
Debt interest(1)	6,801	6,259	5,241	4,509	4,497	15,855	43,162
Debt obligations	193	400	57,696	209	220	161,640	220,358
Capital lease obligations, including interest(2)	3,208	3,265	3,264	3,265	3,264	4,387	20,653
Total	$116,905	$47,483	$102,281	$42,434	$35,350	$262,946	$607,399

(1) Not required to be recorded in the Consolidated Balance Sheet as of December 29, 2007, which is in accordance principles generally accepted in the United States of America.

(2) Capital lease obligations, excluding interest, are recorded in the Consolidated Balance Sheets.

Approximately $1,000 of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled; as a result, these obligations are not included in the table above.

(amounts in thousands, except per share data)

The Company leases customer contact centers, fulfillment centers, office facilities and certain fixed assets under non-cancelable operating leases. Rent expense under operating lease agreements was $6,400 for fiscal 2007, $4,602 for fiscal 2006 and $2,730 for fiscal 2005. Certain of these leases contain customary renewal and extension provisions.

NOTE 9 — STOCKHOLDERS' EQUITY

Preferred Stock:

Under the Company's Certificate of Incorporation, the maximum number of authorized shares of preferred stock, $.01 par value, is 5,000,000. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation and conversion and redemption rights. No preferred stock was issued or outstanding for fiscal 2007 or fiscal 2006.

Common Stock:

Under the Company's Certificate of Incorporation, the maximum number of authorized shares of common stock, $.01 par value, is 90,000,000.

In June 2005, the Company completed the sale of approximately 1.9 million shares of common stock in the Company's public offering, which raised approximately $25,943 in net proceeds, which the Company used for working capital and general corporate purposes, including acquisitions.

Stockholders Right Plan:

On April 2, 2006, the Board of Directors authorized 95 shares of Series A Junior Preferred Stock ("Series A") and declared a dividend distribution of one right (a "Right") for each outstanding share of common stock to the stockholders of record on the close of business on April 14, 2006. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share of Series A, at a price of $85 per unit, subject to adjustment. However, the Rights are not exercisable unless certain events occur, such as a person or group acquiring or obtaining the right to acquire, or making a tender offer or exchange offer for, beneficial ownership of 20% or more of the Company's outstanding common stock (or, in the case of any stockholder that as of April 2, 2006 beneficially owned 19% or more of the Company's outstanding shares of common stock, 25.1% or more). Subject to certain exceptions, upon exercise of the Right, each holder of a Right will have the right to receive shares of the Company's common stock, or other consideration, having a value equal to two times the exercise price of the Right. Additionally, at certain times, the Company has the right to redeem the Rights in whole, but not in part, at a price of $.001 per Right. The description and terms of the Rights are set forth in a Rights Agreement, dated April 2, 2006. The Rights will expire on April 14, 2016, unless the Rights are earlier redeemed or exchanged in accordance with the terms of the Rights Agreement. As of December 29, 2007, no Series A shares were issued or outstanding.

NOTE 10 — SHARE-BASED AWARDS

The Company currently maintains the 2005 Equity Incentive Plan ("the Plan") which provides for the grant of equity to certain employees, directors and other persons. As of December 29, 2007, 3,247 shares of common stock were available for future grants under the Plan. The equity awards granted under the Plan generally vest at various times over periods ranging up to five years and have terms of up to ten years after the date of grant, unless the optionee's service to the Company is interrupted or terminated. Stock appreciation rights ("SARs") may be granted under the Plan either alone or in tandem with stock options. No SARs have been granted to date under the plan.

Stock Options and Warrants

The following table summarizes the stock option activity for fiscal 2007:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
	(In thousands)			
Outstanding at December 30, 2006	4,984	$ 9.97		
Granted	—	$ —		
Exercised	(805)	$10.04		
Forfeited/Cancelled	(16)	$12.38		
Outstanding at December 29, 2007	4,163	$ 9.94	4.74	$40,049
Vested and expected to vest at December 29, 2007	4,153	$ 9.94	4.73	$39,956
Exercisable at December 29, 2007	4,094	$ 9.94	4.71	$39,420

No options were granted in fiscal 2006. During fiscal 2005, the Company granted to employees options to purchase an aggregate of 1,378 shares of the Company's common stock at a weighted average fair value at grant date of $14.17. The total intrinsic value of options exercised was $10,461 for fiscal 2007, $7,504 for fiscal 2006 and $8,471 for fiscal 2005, as determined as of the date of exercise. Cash proceeds from options exercised during fiscal 2007 were $8,080. The total stock-based compensation cost recognized for stock options was $644 for fiscal 2007, $1,660 for fiscal 2006 and ($397) for fiscal 2005. As of December 29, 2007, there was approximately $69 of unrecognized pre-tax compensation cost, net of forfeitures, related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 0.4 years.

During fiscal 2006, the Company extended the post termination exercise period of 132 fully vested share options for one employee. As a result of that modification, the Company recognized additional stock-based compensation of $100.

The following table summarizes the warrant activity for fiscal 2007:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
	(In thousands)			
Outstanding at December 30, 2006	303	$3.09		
Granted	—	$ —		
Exercised	—	$ —		
Forfeited/Cancelled	(73)	$3.36		
Outstanding at December 29, 2007	230	$3.01	3.11	$3,793
Vested and expected to vest at December 29, 2007	230	$3.01	3.11	$3,793
Exercisable at December 29, 2007	30	$6.48	2.01	$ 385

No warrants were granted or issued by the Company during fiscal 2007, fiscal 2006 or fiscal 2005. The total intrinsic value of warrants exercised was $0 for fiscal 2007, $2,281 for fiscal 2006 and $0 for fiscal 2005, as determined as of the date of exercise.

Restricted Stock Units

The Company also has issued restricted stock units to certain employees. The grant-date fair value of restricted stock units is based on the market price of the stock, and compensation cost is amortized to expense on a straight-line basis over the vesting period during which employees perform services.

The following summarizes the restricted stock unit activity for fiscal 2007:

	Number of Shares	Weighted Average Grant Date Fair Value	Aggregate Value Intrinsic
			(In thousands)
Nonvested shares at December 30, 2006	1,064	$14.90	
Granted	1,095	$20.16	
Vested	(223)	$21.02	
Forfeited/Cancelled	(66)	$17.48	
Nonvested shares at December 29, 2007	1,870	$23.40	$43,751

During fiscal 2006, the Company granted to employees restricted stock units to purchase an aggregate of 949 shares of the Company's common stock at a weighted average fair value at grant date of $14.83. During fiscal 2005, the Company granted to employees restricted stock units to purchase an aggregate of 325 shares of the Company's common stock at a weighted average fair value at grant date of $14.72.

The total intrinsic value of restricted stock units that vested was $4,676 for fiscal 2007, $1,164 for fiscal 2006 and $264 for fiscal 2005. The total stock-based compensation cost for restricted stock units was $6,694 for fiscal 2007, $3,242 for fiscal 2006 and $1,023 for fiscal 2005. As of December 29, 2007, there was approximately $17,513 of unrecognized pre-tax compensation cost, net of forfeitures, related to nonvested stock units, which is expected to be recognized over a weighted average remaining period of approximately 2.5 years.

During fiscal 2006, the Company accelerated the vesting period of 39 restricted stock units. As a result of that modification, the Company recognized additional stock-based compensation expense of $504.

Restricted Stock Awards

The Company also has issued restricted stock awards to certain employees. The grant-date fair value of restricted stock awards is based on the market price of the stock, and compensation cost is amortized to expense on a straight-line basis over the vesting period during which employees perform services. No restricted stock awards were granted during fiscal 2007, fiscal 2006, and fiscal 2005. As of December 29, 2007, there were 5 shares outstanding.

The total stock-based compensation cost recognized for restricted stock awards was $67 for fiscal 2007, $49 for fiscal 2006 and $60 for fiscal 2005. As of December 29, 2007, there was approximately $34 of unrecognized pre-tax compensation cost, net of forfeitures, related to nonvested stock awards, which is expected to be recognized over a weighted average remaining period of approximately 0.6 years. During fiscal 2007, five restricted stock awards vested with a weighted average grant date fair value of $9.51 and an intrinsic value of $112. For fiscal 2006 and fiscal 2005, the total intrinsic value of restricted stock awards that vested was $85 and $111, respectively.

(amounts in thousands, except per share data)

The tax benefit recorded for stock-based compensation for stock options, restricted stock units and restricted stock awards was $4,537 for fiscal 2007, $2,679 for fiscal 2006 and $83 for fiscal 2005.

NOTE 11 — INCOME TAXES

The income before income taxes and the related benefit from income taxes were as follows:

	Fiscal Year Ended		
	December 31, 2005	December 30, 2006	December 29, 2007
Income before income taxes:			
Domestic	$3,020	$ 9,750	$ 3,816
Foreign	—	(45)	(864)
Total	$3,020	$ 9,705	$ 2,952
Provision for income taxes:			
Current:			
Federal	$ —	$ 441	$ 64
State	302	438	682
Foreign	19	—	10
Total Current	$ 321	$ 879	$ 756
Deferred:			
Federal	$ —	$(42,035)	$ 1,032
State	—	(2,572)	(1,875)
Foreign	—	—	—
Total Deferred	$ —	$(44,607)	$ (843)
Total:			
Federal	$ —	$(41,594)	$ 1,096
State	302	(2,134)	(1,193)
Foreign	19	—	10
Total	$ 321	$(43,728)	$ (87)

(amounts in thousands, except per share data)

The significant components of net deferred tax assets and liabilities as of December 30, 2006 and December 29, 2007 consisted of the following:

	December 30, 2006	December 29, 2007
Deferred tax assets:		
Net operating loss carryforwards	$ 150,380	$ 162,532
Alternative minimum tax credits	441	1,011
Deferred revenue	5,283	8,073
Employee benefits	97	313
Inventory	1,167	1,346
Restructuring	—	2,096
Provision for doubtful accounts	341	684
Allowance for sales returns	2,568	2,657
Stock-based compensation	1,502	2,987
Investment impairment and losses	1,103	2,902
Accrued expenses	—	1,295
Amortization	1,011	3,323
Other	815	874
Total deferred tax assets	164,708	190,093
Valuation allowance	(115,381)	(121,417)
Total deferred tax assets, net of valuation allowance	49,327	68,676
Deferred tax liabilities:		
Property and equipment, net	(2,132)	(3,110)
Amortization of intangibles	—	(6,218)
Total deferred tax liabilities	(2,132)	(9,328)
Net deferred tax asset	$ 47,195	$ 59,348

Until the fourth quarter of fiscal 2006, in the opinion of management, the Company was not certain of the realization of its deferred tax assets. Thus, a valuation allowance had been provided against federal and state deferred tax assets. In the fourth quarter of fiscal 2006, the Company evaluated the need for a full valuation allowance and concluded that a portion of the valuation allowance should be reduced. The Company determined that it is more likely than not that it will realize the benefit of a portion of these deferred tax assets. This was based primarily on the Company's earnings history over the prior three years as well as expected future taxable income. In the fourth quarter of fiscal 2007, the Company updated its earnings history over the prior three years. In fiscal 2007 and fiscal 2006, included in the Company's tax benefit was $1,227 and $47,195, respectively, resulting from the removal of a portion of the valuation allowance.

A valuation allowance has been recorded against $8,026 of deferred tax assets acquired in an acquisition in which a subsequent tax benefit when recognized will be allocated to reduce goodwill or other noncurrent intangible assets. The valuation allowance increased by approximately $6,036 during fiscal 2007.

In fiscal 2007 and fiscal 2006, there was an excess tax benefit generated from stock-based compensation under FAS 123(R) that was utilized to offset taxable income. The tax benefit from this deduction increased additional paid-in capital by $4,537 and $2,679, respectively rather than offsetting tax expense. With respect to net operating loss carryforwards and current year excess tax benefits under FAS 123(R), the Company has elected to track the use of net operating losses as they are tracked under tax law.

As of December 29, 2007, the Company had available federal net operating loss carryforwards of approximately $444,138 which expire in the years 2009 through 2027. As of December 29, 2007, the Company had

(amounts in thousands, except per share data)

available state net operating loss carryforwards of approximately $204,560 which expire in the years 2010 through 2027 and an immaterial amount of foreign net reporting losses that either begin expiring in 2021 or have no expiration date. The Company will continue to monitor all available evidence related to its ability to utilize these tax attributes. Approximately $21,593 of the federal net operating loss carryforwards relate to deductions generated by stock-based compensation and the tax benefit of these deductions when realized will increase equity.

As defined by Section 382 of the Internal Revenue Code ("Section 382"), generally, upon a change of control, a company is subject to limitations on its ability to use its pre-change of control net operating losses and certain built-in losses and deductions to offset taxable income in future years. This limitation also applies to subsidiaries' net operating losses acquired as a result of an acquisition. The amount of pre-change of control net operating losses that can be utilized in any post-change of control tax year is limited to the product of the value of the company immediately before the change of control, multiplied by the long-term tax-exempt interest rate that is published by the Internal Revenue Service, in effect at the time the change of control occurs ("Section 382 Limitation"). Any portion of these limited net operating losses not used in a particular year may be carried to subsequent years until such time as another change of control occurs or the net operating losses expire unused (based on the original expiration date). There is no limitation, under Section 382, on the use of post-change of control net operating losses unless another change of control occurs at which point the pre-change of control Section 382 Limitation amount would either remain the same, or be reduced if the company's value had declined since the previous change of control. The Company has in previous years incurred a change of control as well as acquired net operating losses in subsidiary acquisitions. The Company has federal net operating losses of approximately $231,469 which will expire as a result of the Section 382 Limitation regardless of the amount of future taxable income and thus has a full valuation allowance recorded against this deferred tax asset.

The differences between the statutory federal income tax rate and the effective income tax rate are provided in the following reconciliation:

	Fiscal Year Ended		
	December 31, 2005	December 30, 2006	December 29, 2007
Statutory federal income tax rate	34.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:			
Valuation allowance	(34.0)%	(427.5)%	(10.0)%
State taxes	10.0%	(14.3)%	(26.3)%
Effect of federal rate change	0.0%	(46.5)%	0.0%
Other	0.6%	2.7%	(1.7)%
Effective income tax rate	10.6%	(450.6)%	(3.0)%

The Company and its subsidiaries are subject to income taxes in the U.S. federal jurisdiction and various state and foreign jurisdictions. Significant judgment is required in evaluating its tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite the Company's belief that its tax return positions are fully supportable. The Company adjusts these reserves in light of changing facts and circumstances, such as the outcome of tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. The Company adopted the provisions of FIN 48 on December 31, 2006, the first day of fiscal 2007. The impact of the adoption did not increase or decrease the

(amounts in thousands, except per share data)

Company's liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2006	$ 437
Increases for tax positions related to prior years	281
Increases for tax positions related to current year	351
Decreases for tax positions related to prior years	(28)
Decreases as a result of a lapse of the statute of limitations	(27)
Balance at December 29, 2007	$1,014

As of December 29, 2007, changes to the Company's tax contingencies that are reasonably possible in the next 12 months are not material. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate were $437 as of December 31, 2006 and $1,014 as of December 29, 2007. Unrecognized tax benefits related to the opening balance sheet of the acquired company was immaterial Further, the Company's tax liability for periods prior to the acquisition is covered by an indemnity from the sellers.

The Company's policy is to include interest and penalties related to the Company's tax contingencies in income tax expense. The total amount of interest and penalties related to uncertain tax positions and recognized in the statement of earnings for fiscal 2007 was $44. The total amount of interest and penalties related to uncertain tax positions and recognized in the balance sheet as of December 29, 2007 was $70.

The Company is not currently undergoing any income tax audits nor has it been notified of any pending audits. For U.S. federal income taxes, the statute of limitations has expired through fiscal year 2003. The Internal Revenue Service can not assess additional taxes for closed years, but can adjust the net operating loss carryforward generated in those closed years until the statute of limitations for the year the net operating loss is utilized has expired.

The Company does not provide for U.S. taxes on undistributed earnings of foreign subsidiaries since the Company intends to invest such undistributed earnings indefinitely outside of the U.S. If such amounts were repatriated, the amount of U.S. income taxes would be immaterial.

NOTE 12 — EARNINGS PER SHARE

Basic earnings per share for all periods has been computed in accordance with SFAS 128, "Earnings per Share." Basic and diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the fiscal year.

(amounts in thousands, except per share data)

The amounts used in calculating income per share data are as follows:

	Fiscal Year Ended		
	December 31, 2005	December 30, 2006	December 29, 2007
Net income for basic earnings per share	$ 2,699	$53,701	$ 3,039
Effect of convertible notes	—	2,008	—
Net income as adjusted for diluted earnings per share	$ 2,699	$55,709	$ 3,039
Weighted average shares outstanding — basic	43,216	45,174	46,433
Earnings per common share — basic	$ 0.06	$ 1.19	$ 0.07
Dilutive effect of stock units and awards	39	165	552
Dilutive effect of stock options and warrants	2,066	2,056	1,754
Dilutive effect of convertible notes	—	3,229	—
Weighted average shares outstanding — diluted	45,321	50,624	48,739
Earnings per common share — diluted	$ 0.06	$ 1.10	$ 0.06

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income per share would have been anti-dilutive:

	Fiscal Year Ended		
	December 31, 2005	December 30, 2006	December 29, 2007
Stock units and awards	—	17	20
Stock options and warrants	492	689	4
Convertible notes	3,229	—	5,715
	3,721	706	5,739

NOTE 13 — MAJOR SUPPLIERS/ECONOMIC DEPENDENCY

The Company purchased inventory from two suppliers amounting to $44,201 or 18.0% and $31,288 or 12.7% of total inventory purchased during fiscal 2007, and from one supplier amounting to $81,331 or 28.6% of total inventory purchased during fiscal 2006 and $90,076 or 40.0% of total inventory purchased during fiscal 2005.

For fiscal 2007, sales to customers through one of the Company's partner's e-commerce businesses accounted for 13.2% of its revenue, sales through another one of the Company's partner's e-commerce businesses accounted for 11.9% of the Company's revenue, and sales through the Company's top five partner's e-commerce businesses accounted for 45.3% of the Company's revenue.

For fiscal 2006, sales to customers through one of the Company's partner's e-commerce businesses accounted for 14.9% of its revenue, sales through another one of the Company's partner's e-commerce businesses accounted for 13.9% of the Company's revenue, and sales through the Company's top five partner's e-commerce businesses accounted for 52.9% of the Company's revenue.

For fiscal 2005, sales to customers through one of the Company's partner's e-commerce businesses accounted for 25.6% of its revenue, sales through another one of the Company's partner's e-commerce businesses accounted for 12.8% of the Company's revenue, and sales through the Company's top five partner's e-commerce businesses accounted for 61.3% of the Company's revenue.

(amounts in thousands, except per share data)

No other supplier amounted to more than 10% of total inventory purchased for any period presented, nor did any one customer account for more than 10% of net revenues for any period presented.

NOTE 14 — SEGMENT INFORMATION

The Company has one reportable segment: e-commerce solutions. The Company provides services for e-commerce, multichannel retailing and interactive marketing to large, business-to-consumer enterprises. For e-commerce and multichannel retailing, the Company delivers customized solutions to partners through an integrated e-commerce platform, which is comprised of three components: technology, fulfillment and customer care. The Company offers each of the platform's components on a modular basis, or as part of an integrated, end-to-end solution. For interactive marketing, the Company offers a full suite of online marketing, advertising, e-mail and design services. Substantially all of the Company's net revenues, operating results, and assets are in the United States.

To date, the Company has viewed its operations and managed its business as one reportable segment with two product groups and one service group: product sales of sporting goods, other product sales, and service fees. The Company evaluates these product offerings based on their respective gross margins. The following table represents net sales attributable to the Company's product and service groups:

	Fiscal Year Ended		
	December 31, 2005	December 30, 2006	December 29, 2007
Product groupings:			
Product sales from sporting goods	$212,932	$314,696	$384,511
Other product sales	142,442	146,487	127,683
Service fees	85,018	148,370	237,763
Total net revenues	$440,392	$609,553	$749,957

NOTE 15 — RELATED PARTY TRANSACTIONS

As of March 3, 2008, Liberty Media Corporation, through its subsidiary QVC, Inc., and QVC's affiliate QK Holdings, Inc., beneficially owned approximately 19.7% of the Company's outstanding common stock. On June 15, 2006, QK Holdings, Inc. exercised its warrant to purchase 300 shares of the Company's common stock at an exercise price of $6.00 per share. The Company received $1,800 in proceeds from the exercise of the warrants. On April 13, 2007 the Company entered into an E-Commerce Distribution Agreement with QVC, Inc. (the "New QVC Agreement") that replaced its existing agreement with iQVC, a division of QVC (the "Old QVC Agreement"), under which the Company provided technology, procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. Under the New QVC Agreement the Company provides procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. The terms of these sales are comparable to those with other similar partners.

On May 11, 2007, the Company entered into an agreement with QVC, Inc. (the "QVC NFL Agreement"), pursuant to which GSI makes NFL licensed merchandise available to QVC for QVC to sell both on its website and on live direct response television programs. GSI will be the exclusive provider of NFL licensed merchandise to QVC, subject to limited exceptions, and the GSI fulfillment network will fulfill product orders received from QVC's website and the QVC live direct response programs.

(amounts in thousands, except per share data)

The Company recognized net revenues of $7,809 during fiscal 2007 and $843 during fiscal 2006 on sales to QVC under these agreements.

As of March 3, 2008, SOFTBANK Capital Partners LLC and its affiliates collectively own approximately 17.4% of the Company's outstanding common stock. Ronald D. Fisher, one of the Company's directors, is vice-chairman of SOFTBANK Holdings Inc. and SOFTBANK Corp. and a managing general partner of SOFTBANK Capital Partners LP, which are affiliates of SOFTBANK Capital Partners LLC. Prior to July 2007, GSI owned approximately 11.5% the outstanding capital stock of Odimo, Inc. and prior to February 2007, SOFTBANK Capital Partners LLC and its affiliates collectively owned approximately 16.1% of the outstanding common stock of Odimo. At December 29, 2007, the Company owned 31 shares, or less than 1% of Odimo, and SOFTBANK Capital Partners LLC did not own any shares of Odimo.

On July 5, 2007 the Company entered into a Learning Management System Agreement (the "License Agreement") with LRN Corporation ("LRN"). Affiliates of SOFTBANK Capital Partners LLC are investors in LRN. Under the License Agreement, LRN will provide the Company with software, content and integration services for online legal compliance training for a period of three years. The Company believes the terms of the License Agreement are comparable to the terms available to it from other third-party providers of these services. The Company will pay LRN approximately $200 during the license period.

In exchange for Rustic Canyon Partners forfeiting its right to designate one member to the Company's board of directors on June 25, 2004, the Company's board of directors approved the issuance to Rustic Canyon Partners of a warrant to purchase 13 shares of its common stock. On June 2, 2006, Rustic Canyon exercised its warrant to purchase 13 shares at an exercise price of $9.31. In lieu of paying the exercise price in cash, Rustic Canyon Partners elected to exercise the warrant on a net settlement basis. Accordingly, the Company released 5 shares to Rustic Canyon Partners. Mark S. Menell, one of the Company's directors, is a partner of Rustic Canyon Partners.

The Company entered into an agreement as of December 20, 2005 with Interactive Commerce Partners LLC, or ICP, for certain financial advisory services in connection with the Company's evaluation of two proposed transactions: a proposed acquisition and a proposed strategic relationship. M. Jeffrey Branman, one of the Company's directors, was President and owner of ICP. Under the agreement, the Company agreed to pay ICP $450 upon the successful consummation of the proposed acquisition and $50 upon the successful consummation of the proposed strategic relationship. On February 3, 2006, the Company agreed to pay ICP $350 in connection with the proposed acquisition, which it chose not to pursue. ICP also earned $50 upon the successful completion of the strategic relationship in the first quarter of fiscal 2006.

(amounts in thousands, except per share data)

NOTE 16 — QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited Statement of Operations information for each quarter of fiscal 2006 and 2007. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	For the Fiscal Year Ended December 30, 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$114,243	$119,628	$118,475	$257,207
Gross profit	$ 47,177	$ 46,592	$ 57,664	$126,868
Net income (loss)	$ (4,371)	$ (3,581)	$ (6,215)	$ 67,868
Income (loss) per share — basic(1)	$ (0.10)	$ (0.08)	$ (0.14)	$ 1.49
Income (loss) per share — diluted(1)	$ (0.10)	$ (0.08)	$ (0.14)	$ 1.33
Weighted average shares outstanding — basic	44,680	44,993	45,344	45,679
Weighted average shares outstanding — diluted	44,680	44,993	45,344	51,285

(1) The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

During the fourth quarter of fiscal 2006, the Company recorded an income tax benefit of $43,728 from the reduction of a valuation allowance for deferred tax assets

	For the Fiscal Year Ended December 29, 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$146,283	$131,264	$137,285	$335,125
Gross profit	$ 69,481	$ 65,482	$ 72,027	$186,426
Net income (loss)	$ (2,345)	$ (5,033)	$ (6,086)	$ 16,503
Income (loss) per share — basic(1)	$ (0.05)	$ (0.11)	$ (0.13)	$ 0.35
Income (loss) per share — diluted(1)	$ (0.05)	$ (0.11)	$ (0.13)	$ 0.30
Weighted average shares outstanding — basic	45,999	46,391	46,567	46,774
Weighted average shares outstanding — diluted	45,999	46,391	46,567	57,432

(1) The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

NOTE 17 — SUBSEQUENT EVENTS

On February 13, 2008, the Company completed the acquisition of e-Dialog, Inc. ("e-Dialog") pursuant to the terms of an Agreement and Plan of Merger dated January 23, 2008 ("Agreement"). e-Dialog is a provider of advanced e-mail marketing services and solutions to more than 100 blue-chip companies in the U.S. and Europe. The Company believes the acquisition will significantly expand the breadth and depth of its interactive marketing services capabilities, its reach into existing and new vertical markets, and its growing European presence. The Company also believes that e-Dialog will benefit from its large scale and market-leading position in e-commerce and multichannel services. As consideration for the acquisition of e-Dialog, the Company paid $147,700 in cash, of which $17,500 will be held in escrow for a period of 15 months. In addition, the Company will be obligated to make

(amounts in thousands, except per share data)

an additional cash payment of $750 in fiscal 2009 if e-Dialog achieves minimum net revenue targets in fiscal 2008. In connection with the acquisition, the Company issued restricted stock units and restricted stock awards with an aggregate value of approximately $9,300 to employees of e-Dialog based on the market price of the Company's stock on the grant date. Recipients are required to remain employed for specified periods of time subsequent to the acquisition in order to vest in the stock units. The $9,300 will be recognized as compensation cost, net of estimated forfeitures, over the required service period. The acquisition was financed by the Company in part from its proceeds from the issuance of its 2.5% subordinated convertible notes due 2027, and in part from its working capital.

The Company will account for the acquisition using the purchase method of accounting in accordance with SFAS 141. The total preliminary purchase price is $149,200, including the Company's estimated acquisition related transaction costs of approximately $1,500. Acquisition related transaction costs include advisory, legal and other external costs directly related to the merger. Under the purchase method, assets acquired and liabilities assumed from e-Dialog will be recorded at their fair values as of the acquisition date. Any excess of the purchase price over the fair values of the net assets acquired will be recorded as goodwill. The table below presents preliminary estimated fair values which do not reflect the final allocation of the excess of the purchase price over the net book value of the net assets of e-Dialog, as the process to assign a fair value to the various tangible and intangible assets acquired, including goodwill, has only just commenced. Final adjustments could result in a materially different allocation of the purchase price, which will affect the value assigned to the tangible or intangible assets and amount of depreciation and amortization expense recorded in the Company's Statements of Operations.

The following table summarized the preliminary estimated fair values of the e-Dialog assets acquired and liabilities assumed, including cash acquired, as of the acquisition date:

Total current assets	$ 12,131
Property, plant and equipment	3,444
Excess purchase price over fair value of net assets acquired	137,559
Other assets	775
Total assets acquired	153,909
Total current liabilities	(4,468)
Total non-current liabilities	(241)
Total liabilities assumed	(4,709)
Net assets acquired	$149,200

* * * * * *

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American Stock Transfer & Trust Company
Attn: Shareholder Services
59 Maiden Lane
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New York, NY 10038
800-937-5449 or 718-921-8124
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